As filed with the Securities and Exchange Commission on December 22, 2008
Registration No. 333 -51535

File No. 811-9044

SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

Form N-6

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933 ☒

Pre-Effective Amendment No. 1 ☒
Post-Effective Amendment No. ☐

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940 x

Amendment No. 34 ☒

NATIONAL VARIABLE LIFE INSURANCE ACCOUNT
(Exact Name of Registrant)

NATIONAL LIFE INSURANCE COMPANY
(Name of Depositor)
One National Life Drive
Montpelier, Vermont 05604

(802) 229-3113

Lisa F. Muller
Counsel
National Variable Life Insurance Account
One National Life Drive
Montpelier, Vermont 05604

(name and complete address of agent for service)

Copy to:
Stephen E. Roth, Esq.
Sutherland Asbill & Brennan
1275 Pennsylvania Avenue, NW

Washington, DC 20004-2404

Approximate Date of Proposed Public Offering: It is proposed that this filing will become effective as soon as practicable after the effective date of this Registration Statement.

Title of Securities Being Registered: Units of interest in a separate account under individual flexible premium variable universal life insurance policies.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that the Registration
Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the
Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), shall determine.

Investor Select
Variable Universal Life Insurance
P R O S P E C T U S
Dated December 23, 2008

National Life Insurance Company
National Variable Life Insurance Account

Home Office: One National Life Drive,
Montpelier, Vermont 05604
Telephone: (800) 732-8939

This prospectus describes the Investor Select policy, an individual variable universal life insurance policy (“Policy”)
offered by National Life Insurance Company (“National Life”). This Policy combines insurance and investment features. The Policy’s primary purpose is to provide insurance protection on the life of the insured person. You can make premium payments at various times and in various amounts. You can also allocate premiums among a number of portfolios with different investment objectives, and you can increase or decrease the Death Benefit payable under your Policy.

You may allocate premium payments to the National Variable Life Insurance Account, a Separate Account of
National Life, or to the General Account, or a combination of the two. The General Account pays interest at a guaranteed rate of at least 3%. The Separate Account currently has several subaccounts. Each subaccount buys shares of a specific portfolio. The available portfolios are:

Sentinel Variable Products Trust	Alger American Fund	Alliance Bernstein Variable Products Series
Balanced	LargeCap Growth	Fund, Inc.
Bond	Capital Appreciation	International Growth
Common Stock	Small Cap Growth	International Value
Mid Cap Growth		Small/Mid Cap Value
Money Market		Value
Small Company

American Century Variable Portfolios, Inc.	DWS Investments VIT Funds	Fidelity Variable Insurance Products Fund
VP Value	Small Cap Index VIP	Equity-Income Portfolio
VP Vista SM		Growth Portfolio
VP International	DWS Variable Series II	High Income Portfolio
VP Inflation Protection	Dreman Small Mid Cap Value	Overseas Portfolio
Variable Insurance Products Fund II
Contrafund® Portfolio
Index 500 Portfolio
Value Strategies Portfolio
Variable Insurance Products Fund III
Mid Cap Portfolio
Variable Insurance Products Fund V
Investment Grade Bond Portfolio

Franklin Templeton Variable Insurance Products	Neuberger Berman Advisers	Oppenheimer Variable Account Funds
Trust	Management Trust	Balanced/VA
Mutual Discovery Securities	Partners	Main Street Small Cap/VA
Mutual Shares Securities	Mid-Cap Growth	Strategic Bond/VA
Franklin Small Cap Value Securities	Short Duration Bond
Franklin Small-Midcap Growth Securities	Socially Responsive
Templeton Foreign Securities
Franklin U.S. Government

T. Rowe Price Equity Series, Inc.	Van Eck Worldwide Insurance
Blue Chip Growth	Trust
Equity Income	Worldwide Bond
Health Sciences	Worldwide Emerging
Personal Strategy Balanced	Markets
Worldwide Hard Assets
Worldwide Real Estate

The value of your Policy will depend upon the investment results of the portfolios you select. The Policy’s value and Death Benefit will fluctuate based on the investment results of the chosen portfolios, the crediting of interest to the General Account, and the deduction of charges. You bear the entire investment risk for all amounts allocated to the Separate Account. There is no guaranteed minimum value for any of the portfolios. We do not guarantee any minimum Policy value. You could lose some or all of your money. You must receive, with this prospectus, current prospectuses for all of the portfolios. We recommend that you read this prospectus and the prospectuses for the portfolios carefully. You should keep all prospectuses for later reference.

An investment in the Policy is not a bank deposit. Neither the U.S. government nor any governmental agency insures or guarantees your investment in the Policy.

It may not be advantageous to purchase a policy as a replacement for another type of life insurance or as a means to obtain additional insurance protection if you already own another variable universal life insurance policy. It also may not be advantageous for you to finance the purchase of this Policy through use of a loan or through making withdrawals from another policy that you already own.

The Securities and Exchange Commission (“SEC”) has not approved or disapproved the Policy or determined if this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

Tax Status of the Policy	53
Tax Treatment of Policy Benefits	54
Possible Tax Law Changes	57
Possible Charges for National Life’s Taxes	58
LEGAL MATTERS	58
DISTRIBUTION OF THE POLICIES	58
OTHER POLICY PROVISIONS	59
FINANCIAL STATEMENTS	59
GLOSSARY	60
APPENDIX A: Illustration of Death Benefits, Accumulated Values and Cash Surrender Values	1
APPENDIX B: First Year Surrender Charge Non - New York	1
APPENDIX C: First Year Surrender Charge New York	1
APPENDIX D: Monthly Expense Charge Per $1,000 of Initial Face Amount	1
APPENDIX E: Overloan Protection Rider	1
Statement of Additional Information Table of Contents	2

The Policy may not be available in all states and its terms may vary by state. This prospectus does not offer the
Policy in any state in which we may not legally offer the Policy. You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information that is different.

The primary purpose of this variable life insurance Policy is to provide insurance protection. We do not claim that the Policy is in any way similar or comparable to an investment in a mutual fund.

ii

SUMMARY OF THE BENEFITS AND RISKS OF THE POLICY

This summary provides you with a brief overview of the benefits and risks associated with the Policy. You should read the entire prospectus before purchasing the Policy. Important details regarding the Policy are contained in other sections of this prospectus. Please consult your agent and refer to your Policy for details. For your convenience, we have defined the capitalized terms we use in the Glossary at the end of the prospectus.

Summary of Principal Policy Benefits

Life Insurance Protection. The Policy provides a means for an Owner to accumulate life insurance on the life of a specified Insured. Proceeds under the Policy can generally pass free of federal and state income tax at the death of an Insured.

As long as your Policy remains in force, we will pay the Death Benefit to your Beneficiary, when we receive due proof of the death of the Insured. We will increase the Death Benefit by any additional benefits provided by a supplementary benefit rider. We will reduce the Death Benefit by any outstanding Policy loans and accrued interest and any unpaid Monthly Deductions.

Death Benefit Option A and Option B. We offer two Death Benefit options, which we call Option A and Option B.
You may choose which option to apply to your Policy.

If you choose Option A, the Death Benefit will be based on the greater of:

  Face Amount; or
  the Accumulated Value multiplied by a factor specified by federal income tax law.

If you choose Option B, the Death Benefit will be based on the greater of:

  the Face Amount plus the Accumulated Value; or
  the Accumulated Value multiplied by the same factor that applies to Option A.

After a year, you may adjust the Death Benefit by changing the Death Benefit option or by increasing or decreasing the Face Amount of your Policy. See “Death Benefit.”

  You can elect to include an optional accelerated death benefit rider in your Policy, which permits you to receive a discounted payment of the Policy’s Death Benefit before the death of the Insured under circumstances where a terminal illness or chronic illness creates a need for access to the Death Benefit.
  There is no additional cost for the accelerated death benefit rider.
  You can also elect to include accelerated care and chronic care protection riders in your Policy. The accelerated care rider provides periodic partial prepayments of the Death Benefit if the Insured becomes chronically ill, and the chronic care protection rider continues to pay benefits after the entire Death Benefit under the Policy has been prepaid under the accelerated care rider. There is an additional cost for the accelerated care rider and the chronic care protection rider.
  You may add additional insurance and other benefits to your Policy by rider. Please see “Optional Benefits”, below, for a description of the other optional benefits that we offer.
  You may receive personalized illustrations in connection with the purchase of this Policy that reflect your own particular circumstances. These hypothetical illustrations may help you to understand the long-term effects of different levels of investment performance, the possibility of lapse, and the charges and deductions under the Policy. They may also help you to compare this Policy to other life insurance policies. The personalized illustrations are based on hypothetical rates of return and are not a representation or guarantee of investment returns or cash value.
  In order to meet the definition of life insurance under the Internal Revenue Code of 1986, as amended (the “Code”), section
  7702 of the Code defines two alternative testing procedures. These are the guideline premium test (“GPT”) and the cash value accumulation test (“CVAT”). We will apply the GPT test to the
Policy unless your Policy will be classified under federal tax law as a modified endowment contract
(“Modified Endowment Contract”) at issue and you elect to have the CVAT applied.

Cash Benefits. After a year, you may borrow against your Policy. The maximum amount of all loans is the Cash
Surrender Value less three times the Monthly Deduction for the most recent Monthly Policy Date unless state law requirements differ. When you take a loan we will transfer an amount equal to the loan to our General Account as
Collateral. We charge interest on the loan, and we credit interest on Collateral. Loans may have adverse tax consequences. When the Death Benefit becomes payable or the Policy is surrendered, we will deduct Policy loans and accrued interest from the proceeds otherwise payable.

After a year, you may request a Withdrawal of Cash Surrender Value. However:

  You must withdraw at least $500;
  You cannot withdraw more than the Cash Surrender Value on the date we receive your request minus three times the Monthly Deduction for the most recent Monthly Policy Date;
  You can only withdraw Accumulated Value from the General Account after you have withdrawn all Accumulated
  Value from the Separate Account.
  We may deduct a Withdrawal charge from each Withdrawal. Withdrawals may have tax consequences.
  If Option A is in effect at the time of the Withdrawal, then the Face Amount will be reduced by the amount of the
  Withdrawal. The Withdrawal will not be permitted if it would reduce the Face Amount below the Minimum Face Amount.
  A Withdrawal will not be permitted if it would cause the Policy to no longer qualify as life insurance for federal income tax purposes under the Internal Revenue Code.

You may surrender your Policy at any time and receive the Cash Surrender Value, if any. The Cash Surrender
Value will equal the Accumulated Value less any Policy loan with accrued interest and any Surrender Charge.

Variety of Investment Options. You may allocate Net Premiums among the subaccounts of the Separate Account and the General Account. The subaccounts in the Separate Account invest in a wide variety of portfolios that cover a broad spectrum of investment objectives and risk tolerances.

We will credit interest at an effective annual rate of at least 3% on amounts invested in the General Account.

As your needs or financial goals change, you can change your investment mix. You may make transfers among the
Separate Account and the General Account. Currently, you may make an unlimited number of such transfers within the subaccounts of the Separate Account and from the Separate Account to the General Account, without charge.
You may not make transfers out of the General Account that exceed the greater of: (a) 25% of the non-loaned
Accumulated Value in such account at the time of transfer; (b) or $5,000. We allow only one such transfer out of the General Account in any Policy Year.

We offer Owners the opportunity to participate in “Illuminations.” Under this investment advisory program,
National Life has arranged for FundQuest, Inc. (“FundQuest”), a registered investment adviser firm that is independent of National Life, to provide an investment advisory service under which FundQuest maintains an allocation of the Accumulated Value of your Policy among the available options that is suited to your investment objective, financial situation and risk tolerance. To participate in Illuminations, you must enter into a limited power of attorney with FundQuest under which you will authorize FundQuest to direct National Life to implement changes to your portfolio allocation model as determined by FundQuest, without obtaining your specific approval of the changes. The Illuminations investment advisory program is available without charge to Owners.

Summary of the Principal Risks of Purchasing a Policy

Investment Risk. We cannot give any assurance that any portfolio will achieve its investment objectives. You bear the entire investment risk on the value of your Policy you allocate to the Separate Account. In addition, we deduct
Policy fees and charges from your Accumulated Value, which can significantly reduce your Accumulated Value.
During times of poor performance, these deductions will have an even greater impact on your Accumulated Value.
You could lose everything you invest, and your Policy could lapse without value, unless you pay additional premium prior to the lapse. Please note that frequent, large, or short-term transfers among subaccounts, such as those associated with “market timing” transactions, can adversely affect the portfolios and the returns achieved by
Owners. Such transfers may dilute the value of portfolio shares, interfere with the efficient management of the portfolios, and increase brokerage and administrative costs of the portfolios. To protect Owners and portfolios from such effects, we have developed market timing procedures. See “Disruptive Trading” below.

If you allocate premiums to the General Account, we credit your Accumulated Value in the General Account with a declared rate of interest. You assume the risk that the rate may decrease, although it will never be lower than a guaranteed minimum effective annual rate of 3%.

Risk of Lapse. If on any Monthly Policy Date the Cash Surrender Value is insufficient to cover the Monthly
Deductions and any other charges under the Policy, the Policy will enter a 61-day Grace Period. This could happen for a number of reasons, including: (1) if the investment returns on your chosen investment portfolios are lower than anticipated; (2) if you do not pay premiums at the levels you planned; or (3) if you take Policy loans.

The Policy will enter a 61- day Grace Period, unless:

1.	the Policy is within the Policy Protection Period (the first five Policy Years); and

2.	the Accumulated Value less any debt is greater than the Monthly Deduction due; and

3.

the cumulative premiums paid since the Policy’s Date of Issue, less any Withdrawals and less any debt are greater than or equal to the cumulative Minimum Monthly Premiums due since the Policy’s Date of Issue.

Another situation in which your Policy will not lapse is if you elect and exercise the overloan protection rider, subject to certain conditions.

Tax Risks. We anticipate that a Policy issued on the basis of a standard Rate Class should generally be deemed a life insurance contract under federal tax law. However, due to limited guidance under the federal tax law, there is some uncertainty about the application of the federal tax law to Policies issued on a substandard basis (i.e., a Rate Class involving higher than standard mortality risk). In addition, if you elect the accelerated death benefit rider, the accelerated care rider or the chronic care protection rider, the tax qualification consequences associated with continuing the Policy after a distribution is made are unclear. Please consult with a tax adviser about these consequences. Assuming that a Policy qualifies as a life insurance contract for federal income tax purposes, you should not be deemed to be in constructive receipt of the Policy’s value until there is a distribution from the Policy.
Moreover, Death Benefits payable under a Policy should be excludable from the gross income of the Beneficiary.
As a result, your Beneficiary generally should not have to pay U.S. federal income tax on the Death Benefit, although other taxes, such as estate taxes, may apply.

Depending on the total amount of premiums you pay, the Policy may be classified as a Modified Endowment
Contract under federal tax laws. If a Policy is classified as a Modified Endowment Contract, then surrenders,
Withdrawals, and loans under the Policy will be taxable as ordinary income to the extent there are earnings in the
Policy. In addition, a 10% penalty tax may be imposed on surrenders, Withdrawals and loans taken before you attain age 59½. If a Policy is not a Modified Endowment Contract, distributions generally will be treated first as a return of basis or investment in the contract and then as taxable income. Moreover, loans will generally not be treated as distributions. Finally, neither distributions nor loans from a Policy that is not a Modified Endowment
Contract are subject to the 10% penalty tax. See “Modified Endowment Contract” on page 54 for additional information.

The tax treatment of the overloan protection rider that may be purchased with this Policy is uncertain. In particular, it is not clear whether the overloan protection rider will be effective to prevent taxation of the outstanding loan balance as a distribution when the overloan protection rider causes the Policy to convert to a fixed policy. Anyone contemplating the purchase of the Policy with the overloan protection rider should consult a tax adviser.

See “Federal Tax Considerations,” below. You should consult a qualified tax adviser for assistance in all Policy-
related tax matters.

Withdrawal and Surrender Risks. The Surrender Charge under the Policy applies for 10 Policy Years after the
Policy is issued. An additional Surrender Charge will apply for 10 years from the date of any increase in the Face
Amount. It is possible that you will receive no net Cash Surrender Value if you surrender your Policy in the first few Policy Years. You should purchase the Policy only if you have the financial ability to keep it in force for a substantial period of time. You should not purchase the Policy if you intend to surrender all or part of the Policy’s value in the near future. We designed the Policy to meet long-term financial goals. The Policy is not suitable as a short-term investment.

Even if you do not ask to surrender your Policy, Surrender Charges may play a role in determining whether your
Policy will lapse (or terminate without value), because Surrender Charges decrease the Cash Surrender Value, which is a measure we use to determine whether your Policy will enter a Grace Period (and possibly lapse).

Withdrawals are not permitted in the first Policy Year, and we will reduce the Face Amount by the amount of a
Withdrawal if Option A is in effect. A surrender or Withdrawal may have tax consequences.

Loan Risks. A Policy loan, whether or not repaid, will affect the Accumulated Value over time because we subtract the amount of the loan from the subaccounts of the Separate Account and/or the General Account as Collateral, and
this Collateral does not participate in the investment performance of the subaccounts of the Separate Account, or receive any higher interest rate that may be credited to the General Account.

We reduce the amount we pay on the Insured’s death by the amount of any indebtedness. Your Policy may lapse if your indebtedness reduces the Cash Surrender Value to zero.

A loan may have tax consequences. In addition, if you surrender your Policy or allow it to lapse while a Policy loan is outstanding, the amount of the loan will be added to any amount you receive and taxed accordingly.

Portfolio Company Risks. A comprehensive discussion of the risks of each portfolio may be found in the prospectus for such portfolio. Please refer to the portfolios’ prospectuses for more information. There is no assurance that any portfolio will achieve its stated investment objective.

Fee Tables

The following tables describe the fees and expenses that you will pay when buying, owning, and surrendering the
Policy. These charges may not be typical of the charges you will pay.

The first table describes the fees and expenses that you will pay at the time you buy the Policy, surrender the Policy, take a Withdrawal from the Policy, pay Policy premiums or transfer Accumulated Value under the Policy among the subaccounts of the Separate Account and the General Account.

Transaction Fees

	When Charge is	Amount Deducted - Maximum
Charge	Deducted	Guaranteed Charge	Amount Deducted - Current Charge

Percent of Premium	Upon receipt of	6% of each premium payment	6% of each premium payment
Expense Charge	each premium
payment

Surrender Charge	Upon surrender or
lapse of the Policy
during the first 10
Policy Years or
following an
increase in Face
Amount

Surrender Charge		$54.61 to $1.35 per $1,000 of	$54.61 to $1.35 per $1,000 of initial
Maximum and		initial or increased Face	or increased Face Amount
Minimum Charge[1]		Amount

Surrender Charge for a		$30.02 per $1,000 of Face	$30.02 per $1,000 of Face Amount
– 45 year old male		Amount
nonsmoker, first
Policy Year

Withdrawal Fees	Upon making a	$25	None
Withdrawal

Transaction Fees

	When Charge is	Amount Deducted - Maximum
Charge	Deducted	Guaranteed Charge	Amount Deducted - Current Charge

Transfer Fees[2]	Upon transfer	$25	None

Loan Interest Spread	At the end of each	2% of amount held as	0% of amount held as Collateral
	Policy Year, or	Collateral
upon death,
surrender, or
lapse, if earlier

Projection Report	When report	$25	None
Charge[3]	requested

1 The maximum charge of $54.61 is based on Insured with the following characteristics: female smoker age 61 in Policy Year 1. The minimum charge $1.35 is for a female nonsmoker issue age 0 Policy Year 10. In New York the maximum is $44.49 for a female nonsmoker age 64. The
New York minimum charge becomes 0 before year ten for a number of ages, mostly older ages, and smokers.
2 We reserve the right to pass through any charges assessed by a portfolio manager with respect to transfer frequency.
3 This charge is not currently deducted. Please see your Policy for additional information.

The next table describes the fees and expenses that you will pay periodically during the time you own the Policy, not including portfolio fees and expenses.

Periodic Charges Other Than Portfolio Operating Expenses [17]

Amount Deducted -
		Maximum Guaranteed	Amount Deducted -
Charge	When Charge is Deducted	Charge	Current Charge

Cost of Insurance:[1]	On the Date of Issue of the
Policy and on each Monthly
Policy Date until the
Insured reaches Attained
Age 121
Maximum and Minimum		$90.91 to $0.02 per $1,000	$28.30 to $0.01 per $1,000
Charge[2]		of Net Amount at Risk	of Net Amount at Risk

Charge for a 45 year old		$0.19 per $1,000 of Net	$0.03 per $1,000 of Net
male nonsmoker in the		Amount at Risk	Amount at Risk
standard underwriting
class, Policy Year 1

Monthly Policy Fee:	On the Date of Issue of the	$7.50	$7.50
Policy and on each Monthly
Policy Date until the
Insured reaches Attained
Age 121

Periodic Charges Other Than Portfolio Operating Expenses [17]

Amount Deducted -
		Maximum Guaranteed	Amount Deducted -
Charge	When Charge is Deducted	Charge	Current Charge

Monthly Account Value	On the Date of Issue of the	0.04% of Accumulated	none
Charge:	Policy and on each Monthly	Value
Policy Date

Monthly Expense	On the Date of Issue of the
Charge:[3]	Policy and on each Monthly
Policy Date during the first
10 Policy Years, and for 10
years, following an increase
in Face Amount
Maximum and Minimum		$2.81 to $0.08 per $1,000	$2.81 to $0.08 per $1,000
Charge		of Face Amount	of Face Amount

Charge for a 45 year old		$0.30 per $1,000 of Face	$0.30 per $1,000 of Face
male nonsmoker in the		Amount	Amount
standard underwriting
class, Face Amount
between $250,000 and
$999,999

The charges listed below pertain to optional riders and are in addition to the charges described in the previous table.

Amount Deducted -
		Maximum Guaranteed	Amount Deducted -
Charge	When Charge is Deducted	Charge	Current Charge

Waiver of Monthly	On the Date of Issue of the
Deductions Rider:[4,5]	Policy and on each Monthly
Policy Date thereafter until
the Insured reaches
Attained Age 65
Maximum and Minimum		$0.27 to $0.05 multiplied	$0.27 to $0.05 multiplied
Charge		by the Monthly	by the Monthly Deduction
		Deduction[16]	16

Charge for a 45 year old		$0.08 multiplied by the	$0.08 multiplied by the
male, Policy Year 1		Monthly Deduction[16]	Monthly Deduction [16]

Accidental Death Benefit	On the Date of Issue of the
Rider:[4,6]	Policy and on each Monthly
Policy Date thereafter until
the Insured reaches
Attained Age 70

Maximum and Minimum		$0.18 to $0.02 per $1,000	$0.18 to $0.02 per $1,000
Charge		of Accidental Death	of Accidental Death
		Benefit	Benefit

Charge for a 45 year old		$0.09 per $1,000 of	$0.09 per $1,000 of
male, Policy Year 1		Accidental Death Benefit	Accidental Death Benefit

Guaranteed Insurability	On the Date of Issue of the
Option Rider:[7,8]	Policy and on each Monthly
Policy Date thereafter until
the Insured reaches
Attained Age 40

Amount Deducted -
		Maximum Guaranteed	Amount Deducted -
Charge	When Charge is Deducted	Charge	Current Charge
Maximum and Minimum		$0.16 to $0.02 times the	$0.16 to $0.02 times the
Charge		option amount	option amount

Charge for a 35 year old		$0.15 times the option	$0.15 times the option
male (not available for		amount	amount
ages 40 and over)

Accelerated Care Rider:[7,9]	On the Date of Issue of the
Policy and on each Monthly
Policy Date until the
Insured reaches Attained
Age 121
Maximum and Minimum		$4.32 to $0.03 per $1,000	$1.98 to $0.01 per $1,000
Charge		of Net Amount at Risk,	of Net Amount at Risk,
		plus from $0.92 to $0.0007	plus from $0.63 to $0.0003
		per dollar of Monthly	per dollar of Monthly
		Deduction	Deduction

Charge for a 45 year old		$0.14 per $1,000 of Net	$0.06 per $1,000 of Net
male, accelerated care		Amount at Risk, plus	Amount at Risk per month,
rider with a 1% benefit		$0.004 per dollar of	plus $0.002 per dollar of
limit with the inflation		Monthly Deduction [16]	Monthly Deduction[16]
protection option, Policy
Year 1

Chronic Care Protection	On the Date of Issue of the
Rider:[7,10]	Policy and on each Monthly
Policy Date until the
Insured reaches Attained
Age 121

Maximum and Minimum		$4.34 to $0.01 per $1,000	$4.34 to $0.01 per $1,000
Charge		of rider Face Amount	of rider Face Amount

Charge for a 45 year old		$0.18 per $1,000 of rider	$0.18 per $1,000 of rider
male, chronic care		Face Amount	Face Amount
protection rider with a 1%
benefit limit with the
inflation protection option
and without the
nonforfeiture benefit
option

Balance Sheet Benefit	On the Date of Issue of the
Rider:[11,12]	Policy and on each Monthly
Policy Date during the first
ten Policy Years and during
the first ten Policy Years
following an increase in
Face Amount
Maximum and Minimum		$0.12 to $0.02 per $1,000	$0.12 to $0.02 per $1,000
Charge		of Face Amount	of Face Amount

Charge for a 45 year old		$0.08 per $1,000 of Face	$0.08 per $1,000 of Face
male nonsmoker in the		Amount	Amount
preferred underwriting
class, Face Amount
between $250,000 and
$999,999

Children’s Term Rider:	On the Date of Issue of the
Policy and on each Monthly
Policy Date until the Policy
Anniversary following the
last covered dependent
child’s 23rd birthday

Charge		$0.46 per $1,000 of rider	$0.46 per $1,000 of rider
		Face Amount	Face Amount

Other Insured Rider[11,13] :	On the Date of Issue of the
Policy and on each Monthly
Policy Date until the
youngest covered other
Insured reaches Attained
Age 100

Maximum and Minimum		$38.71 to $0.01 per $1,000	$38.71 to $0.01 per $1,000
Charge		of rider Face Amount	of rider Face Amount

Charge for a 45 year old		$0.25 per $1,000 of rider	$0.03 per $1,000 of rider
male nonsmoker in the		Face Amount	Face Amount
preferred underwriting
class, Policy Year 1

Waiver of Specified	On the Date of Issue of the
Premium Rider:[14]	Policy and on each Monthly
Policy Date thereafter until
the Insured reaches
Attained Age 65

Maximum and Minimum		$0.07 to $0.03 per dollar of	$0.07 to $0.03 per dollar of
Charge		waiver benefit	waiver benefit

Charge for a 45 year old		$0.04 per dollar of waiver	$0.04 per dollar of waiver
male		benefit	benefit

Overloan Protection	At the time of exercise
Rider:[11,15]
Maximum and Minimum		4.20% to 0.87% of	4.20% to 0.87% of
Charge		Accumulated Value	Accumulated Value

Charge for a male,
nonsmoker who exercises
this rider at attained age	3.31% of Accumulated
75	Value

[1] Cost of insurance charges vary based on the Insured’s Issue Age, sex, Rate Class, and the Policy’s Net Amount at Risk and Duration. The Net
Amount at Risk is the amount by which the Unadjusted Death Benefit divided by 1.00246627 exceeds the Accumulated Value. The cost of insurance charges shown in the table may not be typical of what you will pay. Your Policy’s data pages will indicate the guaranteed cost of insurance charges applicable to your Policy. National Life and/or your agent will provide more detailed information concerning your charges at your request.
[2] The current minimum charge is based on an Insured with the following characteristics: Issue Age 25, female, elite preferred nonsmoker, Policy
Year 1; the guaranteed minimum charge is based on an Insured with the following characteristics: Issue Ages 0-10, female, nonsmoker, the
Policy Years in which Attained Age 10 is reached; the guaranteed maximum charge is based on an Insured with the following characteristics: all
Issue Ages, both sexes, all underwriting classes, the Policy Year in which Attained Age 120 is reached; and the current maximum charge is based on an Insured with the following characteristics: all Issue Ages, both sexes, all underwriting classes, the Policy Year in which Attained Age 120 is reached.
[3] The Monthly Expense Charge rate varies based on the Issue Age, sex, and Rate Class of the Insured and the Face Amount of the Policy at Issue.
The Monthly Expense Charge is computed as the product of the original Face Amount of the Policy and the appropriate Monthly Expense Charge rate. A separate Monthly Expense Charge will apply to each increase in Face Amount. The current minimum charge and guaranteed minimum charge is based on an Insured with the following characteristics: Issue Age 0, female, nonsmoker; the current maximum charge and guaranteed maximum charge is based on an Insured with the following characteristics: Issue Age 85, male, smoker. The Monthly Expense Charge shown in the table may not be typical of what you will pay. Your Policy’s data pages will indicate the guaranteed Monthly Expense Charge applicable to your Policy. National Life and/or your agent will provide more detailed information concerning your charges at your request.
[4] The waiver of monthly deduction rider and the accidental death benefit rider vary based on Attained age and sex. The charges shown in the table may not be typical of what you will pay. Your Policy’s data pages will indicate the guaranteed charges applicable to your Policy. National
Life and/or your agent will provide more detailed information concerning your charges at your request.
[5] The current maximum charge and the guaranteed maximum charge are based on a female Insured with an Attained Age of 59; the current minimum charge and the guaranteed minimum charge are based on a male Insured with an Attained Age of 63.
[6] The current maximum charge and the guaranteed maximum charge are based on a male Insured with an Attained Age of 69; the current minimum charge and the guaranteed minimum charge are based on a female Insured with an Attained Age of 11.
[7] The guaranteed insurability option rider, the accelerated care rider, and the chronic care protection rider vary based on Issue Age and sex. The charges shown in the table may not be typical of what you will pay. Your Policy’s data pages will indicate the guaranteed charges applicable to your Policy. National Life and/or your agent will provide more detailed information concerning your charges at your request.
[8] The current maximum charge and the guaranteed maximum charge are based on a male Insured with an Issue Age of 39; the current minimum charge and the guaranteed minimum charge are based on a female Insured with an Issue Age of 0. National Life and/or your agent will provide more detailed information concerning your charges at your request.
[9] The current maximum charge and the guaranteed maximum charge are based on a female Insured with an Issue Age of 85; the current minimum charge and the guaranteed minimum charge are based on a male Insured with an Issue Age equal to or less than 30. The current maximum charge and the guaranteed maximum charge for the accelerated care rider waiver of premium are based on a female Insured with an
Attained Age of 98; the current minimum charge and the guaranteed minimum charge are based on a male Insured with an Attained Age equal to or less than 35.
[10] The current maximum charge and the guaranteed maximum charge are based on a female Insured with an Issue Age of 84; the current minimum charge and the guaranteed minimum charge are based on a male Insured with an Issue Age less than or equal to 31.
[11] The balance sheet benefit rider, the other insured rider, and the overloan protection rider vary based on the Insured’s Issue Age, sex, and nonsmoker versus smoker rate classification. The charges shown in the table may not be typical of what you will pay. Your Policy’s data pages will indicate the guaranteed charges applicable to your Policy. National Life and/or your agent will provide more detailed information concerning your charges at your request.
[12] The current maximum charge and the guaranteed maximum charge are based on a male Insured, Smoker, with an Issue Age greater than or equal to 58; the current minimum charge and the guaranteed minimum charge are based on a female Insured, Nonsmoker, with an Issue Age of 0.
[13] The current maximum charge and the guaranteed maximum charge are based on a male Insured, Standard Smoker, with an Attained Age of 99;
the current minimum charge and the guaranteed minimum charge are based on a female Insured, Nonsmoker, with an Issue Age between 20 and
40 in the first Policy Year.
[14] The waiver of specified premium rider varies by the Insured’s Issue Age and sex. The current maximum charge and the guaranteed maximum charge are based on a male Insured with an Issue Age greater than or equal to 59; the current minimum charge and the guaranteed minimum charge are based on a male Insured with an Issue Age less than or equal to 34. The charges shown in the table may not be typical of what you will pay. Your Policy’s data pages will indicate the guaranteed charges applicable to your Policy. National Life and/or your agent will provide more detailed information concerning your charges at your request.
[15] The maximum exercise charge is for a male smoker Attained Age 90, and the minimum exercise charge is for a female nonsmoker Attained
Age 94.
[16] The Monthly Deduction is the amount deducted from the Accumulated Value on each Monthly Policy Date. It includes the Monthly Policy
Fee, the cost of insurance charge, the Monthly Expense Charge, the Monthly Account Value Charge, and the monthly cost of any benefits provided by Riders.
17 In addition to the charges listed above you may also pay a subaccount tax charge for taxes and amounts set aside as a reserve for taxes in determining the value of a unit value for each of the subaccounts in the event such a tax is levied by a governmental authority on that subaccount in the future. This charge is currently not deducted but if a charge is levied by a governmental authority the charge may be passed on to the
Owner.

The following table describes the portfolio fees and expenses that you will pay periodically during the time that you own the Policy. The table shows the minimum and maximum fees and expenses charged by any of the portfolios for the year ended December 31, 2007. The expense of the portfolios may be higher or lower in the future. More details concerning each portfolio’s fees and expenses are contained in the prospectus for each portfolio.

Underlying Portfolio Annual Expenses (as a percentage of underlying Portfolio average net assets)

	Minimum	Maximum

Total Annual Portfolio Operating Expenses (expenses
that are deducted from portfolio assets, including	0.10%	1.39%
management fee, distribution and/or service 12b-1 fees, and
other expenses).

The annual expenses as of December 31, 2007 (unless otherwise noted) of each portfolio, before any fee waivers or expense reimbursements, are shown below. 1

Fund	Management 12b-1		Other	Acquired	Total	Waivers,	Net
	Fee	Fees[2]	Expenses	Fund Fees	Annual	Reimbursements,	Annual
				and	Expenses	and Recoupment	Expenses
				Expenses
Sentinel VPT
Balanced Fund	0.55%	0.00%	0.36%	0.00%	0.91%	0.00%	0.91%
Bond Fund	0.40%	0.00%	0.36%	0.00%	0.76%	0.00%	0.76%
Common Stock Fund	0.37%	0.00%	0.29%	0.00%	0.66%	0.00%	0.66%
Mid Cap Growth Fund	0.48%	0.00%	0.36%	0.00%	0.84%	0.00%	0.84%
Money Market Fund	0.25%	0.00%	0.36%	0.01%	0.62%	0.00%	0.62%
Small Company Fund	0.39%	0.00%	0.31%	0.00%	0.70%	0.00%	0.70%
Alger American
LargeCap Growth
Portfolio - Class O
Shares	0.71%	0.00%	0.12%	0.00%	0.83%	0.00%	0.83%
Capital Appreciation
Portfolio - Class O
Shares	0.81%	0.00%	0.16%	0.00%	0.97%[3]	0.04%	0.93%[3]
SmallCap Growth
Portfolio - Class O
Shares	0.81%	0.00%	0.15%	0.00%	0.96%	0.00%	0.96%
AllianceBernstein VPS
International Growth
Fund - Class A Shares	0.75%	0.00%	0.46%	0.00%	1.21%	0.00%	1.21%
International Value Fund
- Class A Shares	0.75%	0.00%	0.06%	0.00%	0.81%	0.00%	0.81%
Small/Mid Cap Value
Fund - Class A Shares	0.75%	0.00%	0.08%	0.00%	0.83%	0.00%	0.83%
Value Fund - Class A
Shares	0.55%	0.00%	0.10%	0.00%	0.65%	0.00%	0.65%
American Century VP
Value Fund - Class I	0.93%[4]	0.00%	0.01%	0.00%	0.94%	0.00%	0.94%
VistaSM Fund - Class I	1.00%[4]	0.00%	0.01%	0.00%	1.01%	0.00%	1.01%
International Fund -
Class I	1.20%[4]	0.00%	0.01%	0.00%	1.21%	0.00%	1.21%
Inflation Protection Fund
- Class I	0.49%[4]	0.00%	0.01%	0.00%	0.50%	0.00%	0.50%
DWS Investments VIT Funds

Fund	Management	12b-1	Other	Acquired	Total	Waivers,	Net
	Fee	Fees[2]	Expenses	Fund Fees Annual		Reimbursements,	Annual
				and	Expenses	and Recoupment	Expenses
				Expenses
Small Cap Index VIP -
Class A Shares	0.35%	0.00%	0.15%[5]	0.00%	0.50%[6]	0.03%	0.47%[6]
DWS Variable Series II
DWS Dreman Small Mid
Cap Value VIP - Class B
shares	0.64%	0.25%	0.28%[5]	0.00%	1.17%	0.00%	1.17%
Fidelity® VIP
Contrafund® Portfolio -
Initial Class	0.56%	0.00%	0.09%	0.00%	0.65%[7]	0.00%	0.65%[7]
Equity-Income Portfolio -
Initial Class	0.46%	0.00%	0.09%	0.00%	0.55%[7]	0.00%	0.55%[7]
Growth Portfolio - Initial
Class	0.56%	0.00%	0.09%	0.00%	0.65%[7]	0.00%	0.65%[7]
High Income Portfolio -
Initial Class	0.57%	0.00%	0.11%	0.00%	0.68%	0.00%	0.68%
Index 500 Portfolio -
Initial Class	0.10%	0.00%	0.00%	0.00%	0.10%[8]	0.00%	0.10%[8]
Investment Grade Bond
Portfolio - Initial Class	0.32%	0.00%	0.11%	0.00%	0.43%	0.00%	0.43%
Mid Cap Portfolio -
Initial Class	0.56%	0.00%	0.11%	0.00%	0.67%[7]	0.00%	0.67%[7]
Overseas Portfolio -
Initial Class	0.71%	0.00%	0.14%	0.00%	0.85%[7]	0.00%	0.85%[7]
Value Strategies Portfolio
- Initial Class	0.56%	0.00%	0.14%	0.00%	0.70%	0.00%	0.70%
Franklin Templeton
Mutual Discovery
Securities Fund - Class 1
Shares	0.80%	0.00%	0.17%	0.00%	0.97%	0.00%	0.97%
Mutual Shares Securities
Fund - Class 2 shares	0.59%	0.25%	0.13%	0.00%	0.97%	0.00%	0.97%
Small Cap Value
Securities Fund - Class 2
shares	0.51%	0.25%	0.15%	0.02%	0.93%[9]	0.00%	0.93%[9]
Small-Mid Cap Growth
Securities Fund - Class 2
shares	0.47%	0.25%	0.28%	0.01%	1.01%[9]	0.00%	1.01%[9]
Foreign Securities Fund -
Class 2 shares	0.63%	0.25%	0.14%	0.02%	1.04%[9]	0.00%	1.04%[9]
U.S. Government - Class
1 Shares	0.49%	0.00%	0.04%	0.00%	0.53%	0.00%	0.53%
Neuberger Berman AMT
Partners Portfolio - I
Class	0.83%	0.00%	0.08%	0.00%	0.91%[10]	0.00%	0.91%[10]
Mid-Cap Growth
Portfolio - I Class	0.82%	0.00%	0.07%	0.00%	0.89%[10]	0.00%	0.89%[10]
Short Duration Bond
Portfolio - I Class	0.65%	0.00%	0.08%	0.00%	0.73%[10]	0.00%	0.73%[10]
Socially Responsive
Portfolio - I Class	0.84%	0.00%	0.08%	0.00%	0.92%[10]	0.00%	0.92%[10]
Oppenheimer Variable
Accounts Funds

Fund	Management	12b-1	Other	Acquired	Total	Waivers,	Net
	Fee	Fees[2]	Expenses	Fund Fees	Annual	Reimbursements,	Annual
				and	Expenses	and Recoupment	Expenses
				Expenses
Balanced Fund/VA -
Service Shares	0.72%	0.25%	0.03%[11]	0.00%	1.00%[12]	0.00%	1.00%[12]
Main Street Small Cap
Fund/VA® - Service
Shares	0.70%	0.25%	0.02%[11]	0.00%	0.97%	0.00%	0.97%
Strategic Bond Fund/VA
- Service Shares	0.57%	0.25%	0.02%[11]	0.02%	0.86%[13]	0.00%	0.86%[13]
T. Rowe Price
Blue Chip Growth
Portfolio - Class II shares	0.85%	0.25%	0.00%	0.00%	1.10%	0.00%	1.10%
Equity Income Portfolio -
Class II shares	0.85%	0.25%	0.00%	0.00%	1.10%	0.00%	1.10%
Health Sciences Portfolio
- Class II shares	0.95%	0.25%	0.00%	0.00%	1.20%	0.00%	1.20%
Personal Strategy
Balanced Portfolio VIP I	0.90%	0.00%	0.00%	0.00%	0.90%	0.00%	0.90%
Van Eck Worldwide Insurance
Trust
Worldwide Bond - Initial
Class	1.00%	0.00%	0.32%	0.00%	1.32%[14]	0.22%	1.10%[14]
Worldwide Emerging
Markets - Initial Class	1.00%	0.00%	0.23%	0.00%	1.23%[14]	0.00%	1.23%[14]
Worldwide Hard Assets -
Initial Class	1.00%	0.00%	0.01%	0.01%	1.02%[14]	0.00%	1.02%[14]
Worldwide Real Estate -
Initial Class	1.00%	0.00%	0.39%	0.00%	1.39%[14]	0.29%	1.10%[14]

1. The portfolio, or fund, fees and expenses used to prepare the table above, were provided to us by the portfolios. We have not independently verified such information. Current or future expenses may be greater or less than those shown. In addition, certain portfolios may impose a redemption fee of no more than 2% of the amount of portfolio shares redeemed. We may be required to implement a portfolio's redemption fee. The redemption fee will be assessed against your
Accumulated Value. For more information, please see each portfolio's prospectus.
2. Equity Services, Inc., the principal underwriter for the Policies, will received 12b-1 fees deducted from certain portfolio assets attributable to the Contracts for providing distribution and shareholder support services to some portfolios.
3. Effective December 1, 2006, through November 30, 2011, the manager of Alger American Capital Appreciation portfolio has contractually agreed to waive 0.035%
of its Advisory Fees.
4. The portfolio has a stepped fee schedule. As a result, the portfolio's unified management fee rate generally decreases as strategy assets increase and increases as strategy assets decrease.
5. Other Expenses are based on estimated amounts for the current fiscal year. Actual expenses may be different. Includes a 10% administrative fee paid to the Advisor.
6. Through April 30, 2009, the Advisor has contractually agreed to waive all or a portion of its management fee and reimburse or pay operating expenses of the portfolio to the extent necessary to maintain the portfolio's total annual operating expenses at 0.47% for Class A Shares, excluding certain expenses such as extraordinary expenses, taxes, brokerage and interest.
7. A portion of the brokerage commissions that the Fidelity® VIP Contrafund® Portfolio, Fidelity® VIP Equity-Income Portfolio, Fidelity® VIP Growth Portfolio,
Fidelity® VIP Mid Cap Portfolio, and Fidelity® Overseas Portfolio pays may be reimbursed and used to reduce the portfolio's expenses. In addition, through arrangements with the portfolio's custodian, credits realized as a result of uninvested cash balances are used to reduce the portfolio's custodian expenses. These offsets may be discontinued at any time.
8. Management fees for the portfolio have been reduced to 0.10%, and class expenses are limited to 0.10% (these limits do not apply to interest, taxes, brokerage commissions, security lending fees, or extraordinary expenses). This expense limit may not be increased without approval of the portfolio's shareholders and board of trustees. Thus, the expense limit is required by contract and is not voluntary on the portfolio manager's part.
9. The manager has agreed in advance to reduce its fee from assets invested by the portfolio in a Franklin Templeton money market fund (the acquired portfolio) to the extent that the portfolio's fees and expenses are due to those of the acquired portfolio. This reduction is required by the Trust's board of trustees and an exemptive order of the SEC.
10. Neuberger Berman Management Inc. ("NBMI") has undertaken through December 31, 2011, to waive fees and/or reimburse certain operating expenses, including the compensation of NBMI (except with respect to Short Duration Bond Portfolio, Mid-Cap Growth Portfolio, and Partners Portfolio) and excluding taxes, interest, extraordinary expenses, brokerage commissions and transaction costs, that exceed, in the aggregate, 1% of average daily net asset value of the Short Duration Bond
Portfolio, Mid-Cap Growth Portfolio, and Partners Portfolio and 1.30% of average daily net asset value of the Socially Responsive Portfolio. The expense limitation arrangements for the portfolios are contractual and any excess expenses can be repaid to NBMI within three years of the year incurred, provided such recoupment would not cause a portfolio to exceed its respective limitation.
11. Other Expenses include transfer agent fees, custodial fees, and accounting and legal expenses the portfolio pays. The portfolio's transfer agent has voluntarily
			14

agreed to limit transfer and shareholder servicing agent fees to 0.35% per fiscal year. That undertaking may be amended or withdrawn at any time. For the portfolio's fiscal year ending December 31, 2007, the transfer agent fees did not exceed the expense limitation described above. The portfolio also receives certain credits from the portfolio's custodian that, during the fiscal year, reduced its custodial expenses less than 0.01% of average daily net assets.
12. Effective September 1, 2007, the manager has voluntarily agreed to waive a portion of the advisory fee and/or reimburse certain expenses so that the total expenses of the portfolio will not exceed 0.92% of average annual net assets. After the waiver the Management Fees were 0.70% and the Gross Annual Operating Expenses were
0.98%. This voluntary waiver and/or reimbursement may be withdrawn at any time.
13. The manager will waive fees and/or reimburse portfolio expenses in an amount equal to the indirect management fees incurred through the portfolio's investment in
Oppenheimer Institutional Money Market Fund and Oppenheimer Mast Loan Fund, LLC. During the fiscal year ended December 31, 2007, the Manager waived
$501,695 for Oppenheimer Institutional Money Market Fund and Oppenheimer Master Loan Fund, LLC management fees. The Fund also had a reduction to custodian expenses of $2,906. After these waivers/reductions, the actual Other Expenses and Gross Annual Operating Expenses as percentages of average daily net assets were
0.00% and 0.82%, respectively.

14. For the period May 1, 2008 through April 30, 2009, the advisor contractually agreed to waive fees and reimburse certain operating expenses (excluding interest, dividends paid on securities sold short, taxes, extraordinary expenses, and acquired portfolio fees) to the extent Total Annual Expenses exceed 1.10% for Worldwide
Bond, 1.40% for Worldwide Emerging Markets, 1.20% for Worldwide Hard Assets, and 1.10% for Worldwide Real Estate.

For information concerning compensation paid in connection with the sale of the Policies, see “Distribution of the
Policies.”

NATIONAL LIFE AND THE GENERAL ACCOUNT

National Life

National Life is authorized to transact life insurance and annuity business in Vermont and in 50 other jurisdictions.
National Life was originally chartered as a mutual life insurance company in 1848 under Vermont law. It is now a stock life insurance company.

The General Account

You may allocate some or all of your Net Premiums, and transfer some or all of the Accumulated Value of your
Policy to our General Account. We bear the full investment risk for all amounts allocated or transferred to the
General Account. We credit interest on Net Premiums and Accumulated Value allocated to the General Account at rates we declare. These rates will not be less than 3%. The principal, after deductions, is also guaranteed.

We own the assets in the General Account, and use these assets to support our insurance and annuity obligations other than those funded by Separate Account investments. These assets are subject to National Life’s general liabilities from business operations.

We have not registered the General Account with the SEC, and the staff of the SEC has not reviewed the disclosure in this prospectus relating to the General Account. Disclosures regarding the General Account, however, are subject to certain generally applicable provisions of the federal securities laws relating to the accuracy and completeness of statements made in the prospectus.

We may credit the non-loaned Accumulated Value in the General Account with current rates in excess of the 3%
minimum guarantee, but we are not obligated to do so. We have no specific formula for determining specific interest rates. Because we anticipate changing the current interest rate from time to time, at our sole discretion, allocations to the General Account made at different times are likely to be credited with different current interest rates. We will declare an interest rate each month to apply to amounts allocated or transferred to the General
Account in that month. We may declare a new current interest rate on such amounts and accrued interest thereon at any time (which may be a different current interest rate than the current interest rate on new allocations to the
General Account on that date). We will determine any interest credited on the amounts in the General Account in excess of the minimum guaranteed rate of 3% per year at our sole discretion. You assume the risk that interest credited may not exceed the guaranteed minimum rate. Amounts allocated to the General Account will not share in the investment performance of our General Account.

Amounts deducted from the non-loaned Accumulated Value in the General Account for Withdrawals, Policy loans, transfers to the Separate Account, Monthly Deduction or other charges are, for the purpose of crediting interest, accounted for on a last in, first out (“LIFO”) method.

Transfers from the General Account. We allow only one transfer in each Policy Year from the amount of non-
loaned Accumulated Value in the General Account to any or all of the subaccounts of the Separate Account. The amount you transfer from the General Account may not exceed the greater of 25% of the value of the non-loaned
Accumulated Value in such account at the time of transfer, or $5,000. We will make the transfer as of the Valuation
Day we receive your written or telephone request at our Home Office in good form.

THE SEPARATE ACCOUNT AND THE PORTFOLIOS

The Separate Account

The Separate Account is a separate investment account established under Vermont law to which we allocate assets to support the benefits payable under the Policies, other policies we currently issue, and other variable life insurance policies we may issue in the future. We own the Separate Account’s assets, and we are obligated to pay all amounts we promise to pay under the Policies.

The Separate Account’s assets are held separate from our other assets and are not part of our General Account.
Income, gains and losses, whether or not realized, from assets allocated to the Separate Account will be credited or charged against the Separate Account without regard to our other income, gains or losses. Income, gains, and losses credited to, or charged against, a subaccount reflect the subaccount’s own investment performance and not the investment performance of our other assets. As a result, the portion of the Separate Account’s assets equal to the reserves and other liabilities under the Policies (and other policies) supported by the Separate Account will not be exposed to liabilities arising out of any other business that we may conduct. If the Separate Account’s assets exceed the required reserves and other liabilities, we may transfer the excess to our General Account.

The subaccounts of the Separate Account purchase and redeem shares of the portfolios at net asset value. Any dividend and capital gain distributions from a portfolio are reinvested at net asset value in shares of that portfolio.

If investment in one or more portfolios is no longer possible, in our judgment becomes inappropriate for the purposes of the Policy, or for any reason, at our sole discretion, we may substitute another portfolio without your consent. The substituted portfolio may have different fees and expenses. Substitution may be made with respect to existing investments or the investment of future premiums, or both. However, no such substitution will be made without any necessary approval of the SEC. Furthermore, we may close subaccounts to allocations of premiums or
Accumulated Value, or both, at any time in our sole discretion. Portfolios which sell their shares to the subaccounts under participation agreements also may terminate these agreements and discontinue offering their shares to the subaccounts.

We reserve the right to make other structural and operational changes affecting the Separate Account. See
“Addition, Deletion, or Substitution of Investments.”

The Portfolios

The subaccounts of the Separate Account invest in shares of certain portfolios. Each portfolio is registered with the
SEC as an open-end management investment company.

Each portfolio’s assets are held separate from the assets of the other portfolios, and each portfolio has investment objectives and policies that are different from those of the other portfolios. Thus, each portfolio operates as a separate investment portfolio, and the income or losses of one portfolio generally have no effect on the investment performance of any other portfolio. You should know that during extended periods of low interest rates, the yields of the Sentinel Variable Products Trust Money Market Fund in which a subaccount of our Separate Account invests
(“Money Market Subaccount”) may also become extremely low and possibly negative.

The following table provides certain information on each portfolio, including its portfolio type, and its investment adviser (and subadviser, if applicable). There is no assurance that any of the portfolios will achieve their investment objective(s). You can find detailed information about the portfolios, including a description of risks and expenses, in the prospectuses for the portfolios that accompany this prospectus. You should read these prospectuses carefully and keep them for future reference.

Portfolio	Type of Portfolio	Investment Adviser	Subadviser

Sentinel Variable Products Trust:

Balanced Fund	Hybrid Equity and Debt	Sentinel Asset Management, Inc.	None

Portfolio	Type of Portfolio	Investment Adviser	Subadviser

Bond Fund	Investment-Grade Bond	Sentinel Asset Management, Inc.	None

Common Stock Fund	Large Blend Equity	Sentinel Asset Management, Inc.	None

Mid Cap Growth Fund	Mid Cap Growth Equity	Sentinel Asset Management, Inc.	None

Money Market Fund	Money Market	Sentinel Asset Management, Inc.	None

Small Company Fund	Small Growth Equity	Sentinel Asset Management, Inc.	None

Alger American Fund:

Capital Appreciation Portfolio	Growth Equity	Fred Alger Management, Inc.	None

LargeCap Growth Portfolio	Large Growth Equity	Fred Alger Management, Inc.	None

SmallCap Growth Portfolio	Small Growth Equity	Fred Alger Management, Inc.	None

Alliance Bernstein Variable Products Series
Fund, Inc.:

International Growth	International Equity	AllianceBernstein L.P.	None

International Value	International Equity	AllianceBernstein L.P.	None

Small/Mid Cap Value	Small Mid Value Equity	AllianceBernstein L.P.	None

Value	Large Value Equity	AllianceBernstein L.P.	None

American Century Variable Portfolios, Inc.:

		American Century Investment	None
VP Inflation Protection Portfolio	Fixed Income	Management, Inc.

American Century Global
VP International Portfolio	International Equity	Investment Management, Inc.	None

American Century Investment
VP Value Portfolio	Mid Value Equity	Management, Inc.	None

American Century Investment
VP Vista SM Portfolio	Mid Growth Equity	Management, Inc.	None

DWS Investments VIT Funds:

		Deutsche Investment	Northern Trust
DWS Small Cap Index VIP	Small Index Equity	Management Americas, Inc.	Investments, Inc.

DWS Variable Series II:

		Deutsche Investment	Dreman Value
DWS Dreman Small Mid Cap Value VIP	Small Mid Value Equity	Management Americas, Inc.	Management, LLC

(Fidelity) Variable Insurance Products Fund:

Fidelity Management & Research
Equity-Income Portfolio	Large Value Equity	Company	None

Fidelity Management & Research
Growth Portfolio	Large Growth Equity	Company	None

	Below Investment Grade	Fidelity Management & Research
High Income Portfolio	Bond	Company	None

FMR U.K., FMR Far
East, and Fidelity
International
Investment Advisers;
		Fidelity Management & Research	Fidelity Investments
Overseas Portfolio	International Equity	Company	Japan Limited

(Fidelity) Variable Insurance Products Fund II:

Fidelity Management & Research
Contrafund® Portfolio	Large Growth Equity	Company	None

		Fidelity Management & Research	Geode Capital
Index 500 Portfolio	Index Equity	Company	Management, LLC

Fidelity Management & Research
Value Strategies Portfolio	Value Equity	Company	FMR Co., Inc.

(Fidelity) Variable Insurance Products Fund
III:

Fidelity Management & Research
Mid Cap Portfolio	Mid Blend Equity	Company	None

(Fidelity) Variable Insurance Products Fund V:

Portfolio	Type of Portfolio	Investment Adviser	Subadviser

Fidelity Management & Research
Investment Grade Bond Portfolio	Investment Grade Bond	Company	None

Franklin Templeton Variable Insurance
Products Trust

Franklin Small Cap Value Securities Fund	Small Value Equity	Franklin Advisory Services, LLC	None

Franklin Small-Midcap Growth Securities	Small Mid Growth
Fund	Equity	Franklin Advisors, Inc.	None

Franklin U.S. Government Fund	Government Bond	Franklin Advisors, Inc.	None

Franklin Templeton
Investment
Mutual Discovery Securities Fund	Value Equity	Franklin Mutual Advisors, LLC	Management Limited

Mutual Shares Securities Fund	Mid Value Equity	Franklin Mutual Advisors, LLC	None

Templeton Investment Counsel,
Templeton Foreign Securities Fund	Foreign Equity	LLC	None

Neuberger Berman Advisers Management
Trust

Lehman Brothers Short Duration Bond		Neuberger Berman Management,	Lehman Brothers Asset
Portfolio	Short-Term Bond	Inc.	Management, LLC

		Neuberger Berman Management,	Neuberger Berman,
Mid-Cap Growth Portfolio	Mid Growth Equity	Inc.	LLC

		Neuberger Berman Management,	Neuberger Berman,
Partners Portfolio	Large Value Equity	Inc.	LLC

	Mid Large Value Equity	Neuberger Berman Management,	Neuberger Berman,
Socially Responsive Portfolio	Socially Responsible	Inc.	LLC

Oppenheimer Variable Account Funds

Balanced Fund/VA	Hybrid Equity and Debt	Oppenheimer Funds, Inc.	None

Main Street Small Cap Fund/VA	Small Value Equity	Oppenheimer Funds, Inc.	None

Strategic Bond Fund/VA	Bond	Oppenheimer Funds, Inc.	None

T. Rowe Price Equity Series, Inc.

Blue Chip Growth Portfolio	Large Growth Equity	T. Rowe Price Associates, Inc.	None

Equity-Income Portfolio	Large Value Equity	T. Rowe Price Associates, Inc.	None

Health Sciences Portfolio	Sector Equity	T. Rowe Price Associates, Inc.	None

Personal Strategy Balanced	Growth and Income	T. Rowe Price Associates, Inc.	None

Van Eck Worldwide Insurance Trust

Worldwide Bond Fund	Global Bond	Van Eck Associates Corporation	None

Worldwide Emerging Markets Fund	Foreign Equity	Van Eck Associates Corporation	None

Worldwide Hard Assets Fund	Global Sector Equity	Van Eck Associates Corporation	None

Worldwide Real Estate Fund	Global Real Estate	Van Eck Associates Corporation	None

These portfolios are not available for purchase directly by the general public, and are not the same as other mutual fund portfolios with very similar or nearly identical names that are sold directly to the public. However, the investment objectives and policies of certain portfolios are very similar to the investment objectives and policies of other portfolios that are or may be managed by the same investment adviser or manager. Nevertheless, the investment performance of the portfolios may be lower or higher than the investment performance of these other, publicly available portfolios. There can be no assurance, and we make no representation, that the investment performance of any of the portfolios available under the Policy will be comparable to the investment performance of any other portfolio, even if the other portfolio has the same investment adviser or manager, the same investment objectives and policies, and a very similar name.

National Life may receive compensation from the investment adviser of a portfolio or its affiliates in connection with administration or other services provided with respect to such portfolio and its availability under the Policies, which may include answering Owners’ questions about the portfolios, providing prospectuses, shareholder reports and other portfolio documents, providing portfolios and their boards information about the Policies and their operations and/or collecting voting instructions for portfolio shareholder proposals. The amount of this compensation is based on a percentage of the assets on which the fees are based of the portfolio attributable to the
Policies. These percentages differ, and some advisers (or affiliates) may pay us more than others. Because the

Policies were first offered in 2008, National Life received no compensation under these arrangements with respect to the Policies in 2007. However, the expected range of payments is 0.00% to 0.25% . The availability of these types of arrangements creates an incentive for us to seek and offer portfolios (and classes of shares of such portfolios) that pay us to provide these services. The payments we receive as compensation for providing these services may be used by us for any corporate purpose. National Life may profit from these payments. For more information on the compensation we receive, see “Contractual Arrangement between National Life and the Portfolios’ Investment
Advisors or Distributors” in the Statement of Additional Information.

Our affiliate, Equity Services, Inc. (“ESI”), the principal underwriter for the Policies, will receive 12b-1 fees deducted from certain portfolio assets pursuant to a 12b-1 plan. The 12b-1 plan is described in more detail in each portfolio’s prospectus. Because 12b-1 fees are paid out of a portfolio’s assets on an ongoing basis, over time they will increase the cost of an investment in portfolio shares.

We select the portfolios offered through this Policy based on several criteria, including asset class coverage, the strength of the adviser’s or subadviser’s reputation and tenure, brand recognition, performance, fees and the capability and qualification of each investment firm. Another factor we consider during the selection process is whether the portfolio’s adviser or subadviser are one of our affiliates or whether the portfolio, its adviser, its subadviser(s), or an affiliate will compensate us or our affiliates, as described above and in the Statement of
Additional Information under “Contractual Arrangements Between National Life And The Portfolios’ Investment
Advisors Or Distributors.” We review the portfolios periodically and may remove a portfolio or limit its availability to new premium payments and/or transfers of Accumulated Value if we determine that the portfolio no longer meets one or more of the selection criteria, and/or if the portfolio has not attracted significant allocations from Owners.

You bear the risk of any decline in the Accumulated Value of your Policy resulting from the performance of the portfolios you have chosen.

Owners, through their indirect investment in the portfolios, bear the costs of investment advisory or management fees that the portfolios pay to their respective investment advisers, and in some cases, subadvisers (see the portfolios’ prospectuses for more information). As described above, an investment adviser (other than our affiliate,
Sentinel Asset Management, Inc.) or subadviser to a portfolio, or its affiliates, may make payments to us and/or certain of our affiliates. These payments may be derived, in whole or in part, from the advisory (and in some cases, subadvisory) or other fees deducted from portfolio assets.

Conflicts of Interest. The portfolios may also be available to registered separate accounts offering variable annuity and variable life products of other participating insurance companies, as well as to the Separate Account and other separate accounts of National Life. Although we do not anticipate any disadvantages to this, there is a possibility that a material conflict may arise between the interest of the Separate Account and one or more of the other separate accounts participating in the underlying portfolios. A conflict may occur due to a change in law affecting the operations of variable life and variable annuity separate accounts, differences in the voting instructions of the
Owners and those of other companies, or some other reason. In the event of conflict, we will take any steps necessary to protect Owners and Beneficiaries, including withdrawal of the Separate Account from participation in the underlying portfolio(s) involved in the conflict.

Addition, Deletion or Substitution of Investments. Where permitted by applicable law, we may make certain changes to the structure or operation of the Separate Account, if we feel such an action is reasonably necessary. In doing so we would comply with all applicable laws, including approval of Owners, if so required. These changes include, among others:

1)	making changes in the form of the Separate Account, if in our judgment such changes would serve the interests of Owners or would be appropriate in carrying out the purposes of the Policies, for example:

	a)	operating the Separate Account as a management company under the 1940 Act;

	b)	deregistering the Separate Account under the 1940 Act if registration is no longer required;

	c)	combining or substituting separate accounts;

	d)	transferring the assets of the Separate Account to another separate account or to the General Account;

	e)	making changes necessary to comply with, obtain or continue any exemptions from the 1940 Act; or

	f)	making other technical changes in the Policy to conform with any action described herein;

2)	if in our judgment a portfolio no longer suits the investment goals of the Policy, or if tax or marketing conditions so warrant, substituting shares of another investment portfolio for shares of such portfolio (the new portfolio may have higher fees and expenses than the ones it replaced);

3)	eliminating, combining or substituting subaccounts and establishing new subaccounts, if in our judgment marketing needs, tax considerations, or investment conditions so warrant (the new subaccounts may not be available in all classes of Policies);

4)	transferring assets from a subaccount to another subaccount or separate account if the transfer in our judgment would best serve interests of Owners or would be appropriate in carrying out the purposes of the Policies; and

5)	modifying the provisions of the Policies to comply with applicable laws.

If you have Accumulated Value in the subaccount that will be eliminated, we will give you at least 30 days notice before the elimination, and will request that you name the subaccount or subaccounts (or the General Account) to which the Accumulated Value in the subaccount to be eliminated should be transferred. If you do not name a new subaccount, then we will use the Money Market Subaccount. If the underlying portfolio in which the subaccount to be eliminated invests is affiliated with us, we will not eliminate that subaccount without first obtaining a substitution order from the SEC. If in the future we impose a transfer charge or establish limits on the number of transfers or free transfers, no charge will be made for this transfer, and it will not count toward any limit on transfers or free transfers.

Voting Portfolio Shares. Even though we are the legal owner of the portfolio shares held in the Separate Account, and have the right to vote on all matters submitted to shareholders of the portfolios, we will vote our shares only as
Owners instruct, as long as such action is required by law.

Before a vote of a portfolio’s shareholders occurs, you will receive voting materials. We will ask you to instruct us on how to vote and to return your proxy to us in a timely manner. You will have the right to instruct us on the number of full and fractional portfolio shares that corresponds to the amount of Accumulated Value you have in the subaccount investing in that portfolio (as of a date set by the portfolio). The number of portfolio shares attributable to each Owner is determined by dividing the Owner’s interest in each subaccount by the net asset value of the portfolio corresponding to the subaccount.

If we do not receive voting instructions on time from some Owners, we will vote those shares “for” or “against” the proposal or abstain from voting on the proposal in the same percentages as the voting instructions we received on time. This means that a small number of Owners may control how we vote. Should federal securities laws, regulations, or interpretations change, we may elect to vote portfolio shares in our own right. If required by state insurance officials, or if permitted under federal regulation, we may disregard certain voting instructions of Owners.
If we ever disregard voting instructions, we will send you a summary in the next annual report to Owners advising you of the action and the reasons we took this action.

THE POLICY

We describe our basic Policy below. There may be differences in your Policy from the one described in this prospectus because of the requirements of the state where we issued your Policy. The most common differences include differences in the amounts you may borrow and exchange rights. We describe these variations and others below and in the statement of additional information. In addition, optional riders may not be available in all states.
Your registered representative may also provide you with additional information about state variations.

The Company represents that all material features of the Policy (including material state variations thereof as approved as of the date of the prospectus) are described in the prospectus.

Purchasing a Policy

To purchase a Policy, you must apply to us through a licensed National Life agent who is also a registered representative of ESI or a broker/dealer having a Selling Agreement with ESI. If you do not pay the Minimum
Initial Premium with your written application, it must be paid when the Policy is delivered. If the premium paid is less than the Minimum Initial Premium, the balance of the Minimum Initial Premium must be received within five days, or all premiums will be refunded. Premium payments made prior to Policy issue are deposited into the Money
Market Subaccount; if a Policy is issued, the Owner will earn the interest earned in the Money Market Subaccount from the date of deposit. Policies are issued after all required information is submitted and underwriting has been completed.

The Minimum Face Amount of a Policy under our rules is generally $50,000; however, exceptions may be made for employee benefit plans. We may revise our rules from time to time to specify a different Minimum Face Amount for subsequently issued policies. A Policy will be issued only on Insureds who have an Issue Age of 85 or less and who provide us with satisfactory evidence of insurability. Acceptance is subject to our underwriting rules. We may reject an application for any reason permitted by law. A tax-favored arrangement, including qualified pension plans, should carefully consider the costs and benefits of the Policy (such as asset diversification) before purchasing a
Policy because the tax-favored arrangement itself provides for tax-sheltered growth.

Important Information About Procedures for Opening a New Account. To help the government fight the funding of terrorism and money laundering activities, federal law requires all financial institutions to obtain, verify, and record information that identifies each person who opens an account.

What this means for you: When you open an account (i.e., purchase a Policy), we will ask for your name, address, date of birth and other information that will allow us to identify you. We may also ask to see your driver’s license or other identifying documents.

From the time the application for a Policy is signed until the time the Policy is issued, you can, subject to our underwriting rules, obtain temporary insurance protection, pending issuance of the Policy, if you are able to answer
“no” to the health questions of the receipt & temporary life insurance agreement and submit (a) a complete application including any medical questionnaire required, and (b) payment of the Minimum Initial Premium.

The amount of coverage under the receipt & temporary life insurance agreement is the lesser of the Face Amount applied for or $1,000,000 ($100,000 in the case of proposed Insureds age 70 or over). Coverage under the agreement will end on the earliest of:

(a)	the 90th day from the date of the agreement;

(b)	the date that insurance takes effect under the Policy;

(c)	the date a Policy, other than as applied for, is offered to you;

(d)	three days (five days in New York) from the date we mail a notice of termination of coverage;

(e)	the time you first learn that we have terminated the temporary life insurance; or

(f)	the time you withdraw the application for life insurance.

We do the insurance underwriting, determine a proposed Insured’s Rate Class, and determine whether to accept or reject an application for a Policy. We will refund any premiums paid if a Policy ultimately is not issued or will refund the applicable amount if the Policy is returned under the free look provision.

Replacement of Existing Insurance. It may not be in your best interest to surrender, lapse, change or borrow from existing life insurance policies or annuity contracts in connection with the purchase of the Policy. You should compare your existing insurance and the Policy carefully. You should replace your existing insurance only when you determine that the Policy is better for you. You may have to pay a Surrender Charge on your existing insurance, and the Policy will impose a new Surrender Charge period. You should talk to your insurance agent or tax adviser to make sure the exchange will be tax-free. If you surrender your existing Policy for cash and then buy the Policy, you may have to pay a tax, including possibly a penalty tax, on the surrender. Because we will not issue the Policy until we have received an initial premium from your existing insurance company, the issuance of the Policy could be delayed.

Tax Free “Section 1035” Exchanges. You can generally exchange one life insurance policy for another in a “tax-
free exchange” under Section 1035 of the Code. Before making an exchange, you should compare both policies carefully. Remember that if you exchange another policy for the one described in this prospectus, you might have to pay a Surrender Charge on your old policy. There will be a new Surrender Charge period for this Policy and other charges might be higher (or lower) and the benefits may be different. If the exchange does not qualify for Section
1035 treatment, you may have to pay federal income and penalty taxes on the exchange. You should not exchange another policy for this one unless you determine, after knowing all the facts, that the exchange is in your best interest. You should be aware that your insurance agent will generally earn a commission if you buy this Policy through an exchange or otherwise. See “Federal Tax Considerations-Exchanges”.

Ownership and Beneficiary Rights. The Policy belongs to the Owner named in the application. The Owner is the
Insured unless a different Owner is named in the application or thereafter changed. While the Insured is living, the
Owner is entitled to exercise any of the rights stated in the Policy or otherwise granted by us. If the Insured and
Owner are not the same, and the Owner dies before the Insured, these rights will vest in the estate of the Owner, unless otherwise provided. The principal rights of the Owner include selecting and changing the Beneficiary, changing the Owner, and assigning the Policy. The principal right of the Beneficiary is the right to receive the insurance proceeds under the Policy. Changing the Owner and assigning the Policy may have tax consequences.

Canceling a Policy (Free Look Right). The Policy provides for a “free-look” period, during which you may cancel the Policy and receive a refund equal to the premiums paid on the Policy. This free-look period ends 10 days after you receive the Policy, or any longer period provided by state law. To cancel your Policy, you must return the
Policy to us or to our agent within the free look period with a written request for cancellation.

Specialized Uses of the Policy. Because the Policy provides for an accumulation of cash value as well as a Death
Benefit, the Policy can be used for various individual and business financial planning purposes. Purchasing the
Policy in part for such purposes entails certain risks. See “Summary of the Principal Risks of Purchasing a Policy.”
Because the Policy is designed to provide benefits on a long-term basis, before purchasing a Policy for a specialized purpose you should consider whether the long-term nature of the Policy is consistent with your purpose. Using a
Policy for a specialized purpose may have tax consequences. See “Federal Income Tax Considerations.”

For Policies that are intended to be used in multiple employer welfare benefit plans established under § 419A(f)(6)
of the Internal Revenue Code, you should be aware that there is a risk that the intended tax consequences of such a plan may not be realized. The courts and the Internal Revenue Service (“IRS”) have raised questions about certain of these arrangements under existing law, and the IRS has issued regulations under section 419A(f)(6). In addition, the IRS requires that plans substantially similar to those plans listed as abusive tax shelters pursuant to section 6011 must be disclosed to the IRS. We do not guarantee any particular tax consequences of any use of the Policies, including but not limited to use in these so-called “§ 419 plans.” We recommend that you seek independent advice on tax consequences. In the case of Policies owned by these § 419 plans, if the Owner surrenders the Policy,
National Life will permit the Insured to reinstate the Policy, with the Insured as Owner, subject to its normal reinstatement rules, within six months of the surrender.

Also, this Policy may be used with certain tax-qualified retirement plans. The Policy includes attributes such as tax deferral on accumulated earnings. Qualified retirement plans provide their own tax deferral benefits; the purchase of the Policy does not provide additional tax deferral benefits beyond those provided in the qualified plan.
Accordingly, if you are purchasing this Policy through a qualified plan, you should consider purchasing this Policy for its Death Benefit and other non-tax related benefits. In addition, life insurance in retirement plans may be subject to various requirements that are beyond the scope of this prospectus. Please consult a tax advisor for information specific to your circumstances to determine whether the Policy is an appropriate investment for you.

Premiums

Minimum Initial Premium. No insurance will take effect until the Minimum Initial Premium is paid, and the health and other conditions of the Insured described in the application must not have changed.

Amount and Timing of Premiums. Each premium payment must be at least $50. You have considerable flexibility in determining the amount and frequency of premium payments, within the limits discussed below.

You will at the time of application select a Planned Periodic Premium schedule, based on a periodic billing mode of annual, semi-annual, or quarterly payments. You may request us to send a premium reminder notice at the specified interval. You may change the Planned Periodic Premium frequency and amount. Also, under an Automatic
Payment Plan, you can select a monthly payment schedule pursuant to which premium payments will be automatically deducted from a bank account or other source, rather than being “billed.” We may allow, in certain situations, Automatic Payment Plan payments of less than $50. We may require that Automatic Payment Plans be set up for at least the Minimum Monthly Premium.

You are not required to pay the Planned Periodic Premiums in accordance with the specified schedule. You may pay premiums whenever you like, and in any amount (subject to the $50 minimum and the limitations described in the next section). Payment of the Planned Periodic Premiums will not, however, guarantee that the Policy will remain in force. Instead, the Duration of the Policy depends upon the Policy’s Cash Surrender Value. Thus, even if you pay the Planned Periodic Premiums, the Policy will lapse whenever the Cash Surrender Value is insufficient to pay the Monthly Deduction and any other charges due under the Policy and if a Grace Period expires without an adequate payment by you. During the Policy Protection Period, the Policy will not enter a Grace Period if the
Accumulated Value less any debt is greater than the Monthly Deduction due and the cumulative premiums paid since the Policy’s Date of Issue less any Withdrawals and less any debt are greater than or equal to the cumulative
Minimum Monthly Premiums due since the Policy’s Date of Issue. The Policy Protection Period corresponds to the first five Policy Years. The Policy will not enter a Grace Period if you have elected, have met the exercise conditions, and have exercised the overloan protection rider.

The Policy Protection Period functions independently from the overloan protection rider. The Policy Protection
Period covers the first 5 Policy Years and the overloan protection rider cannot be exercised until 15 Policy Years have passed. They are completely independent in their definitions and the way they work.

Any payments you make while there is an outstanding Policy loan will be applied as premium payments rather than loan repayments unless you notify us in writing that the amount is to be applied as a loan repayment.

Higher premium payments under Death Benefit Option A, until the applicable percentage of Accumulated Value exceeds the Face
Amount, will generally result in a lower Net Amount at Risk. This will produce lower cost of insurance charges against the Policy. Conversely, lower premium payments in this situation will result in a higher Net Amount at
Risk, which will result in higher cost of insurance charges under the Policy.

Under Death Benefit Option B, until the applicable percentage of Accumulated Value exceeds the Face Amount plus the
Accumulated Value, the level of premium payments will not affect the Net Amount at Risk. However, both the
Accumulated Value and Death Benefit will be higher if premium payments are higher, and lower if premium payments are lower.

Under either Death Benefit option, if the Unadjusted Death Benefit is the applicable percentage of Accumulated
Value, then higher premium payments will result in a higher Net Amount at Risk, and higher cost of insurance charges. Lower premium payments will result in a lower Net Amount at Risk, and lower cost of insurance charges.

In order to meet the federal definition of life insurance under the Internal Revenue Code of 1986, as amended, section
7702 of the Code defines two alternative testing procedures. These are the guideline premium test and the cash value accumulation test . See “Federal Tax Considerations - Tax Status of the Policy”. The Policy must qualify under either the GPT or the CVAT. When you purchase a Policy, you must choose the test under which your Policy will qualify.
You may not change your choice while the Policy is in force. Under both testing procedures, there is a minimum
Death Benefit required at all times equal to your Accumulated Value multiplied by some pre-determined factor. The factors used to determine the minimum Death Benefit depend on the testing procedure chosen and vary by age. The factors used for the GPT and CVAT are set forth in your Policy. Under the GPT, there is also a maximum amount of premium that may be paid with respect to your Policy. You should consult with a qualified tax advisor before deciding. The CVAT is presently available only if your Policy will be classified as a Modified Endowment Contract at the time the Policy is issued. If you do not elect either the CVAT or the GPT, we will use the GPT to qualify your
Policy.

For the GPT, the maximum premium limitations set forth in the Code depend in part upon the amount of the
Unadjusted Death Benefit at any time. As a result, any Policy changes which affect the amount of the Unadjusted
Death Benefit may affect whether cumulative premiums paid under the Policy exceed the maximum premium limitations. To the extent that any such change would result in cumulative premiums exceeding the maximum premium limitations, we will not effect the change. (See “Federal Income Tax Considerations,” below).

Unless the Insured provides satisfactory evidence of insurability, we may limit the amount of any premium payment if it increases the Unadjusted Death Benefit more than it increases the Accumulated Value.

If mandated under applicable law, we may be required to reject a premium payment.

We will not accept a premium following the Policy Anniversary upon which the Insured reached the Attained Age
121.

Allocation of Net Premiums. The Net Premium equals the premium received times 1, minus the Percent of Premium
Expense Charge. In your application for the Policy, you will indicate how Net Premiums should be allocated among the subaccounts of the Separate Account and/or the General Account. You may change these allocations at any time by giving us written notice at our Home Office, or if you have elected the telephone transaction privilege, by telephone instructions (See “Telephone Transaction Privilege,” below). Please note, however, if your Policy is participating in the Illuminations program described under “Optional ‘Illuminations’ Investment Advisory Service”,
below, making a change to your premium allocations on your own will be treated as a termination of your Policy’s participation in the Illuminations program. In addition, if you submit a premium allocation change, Portfolio
Rebalancing will terminate unless you request it to continue. You must make allocations in whole number percentages of at least 1%, and the sum of the allocation percentages must be 100%. We will allocate Net Premiums as of the Valuation Date we receive the premium at our Home Office, based on the allocation percentages then in effect, except during the free look period. Please note that if you submit your Premium to your agent, we will not begin processing the Premium until we have received it from your agent’s selling firm.

We will allocate any portion of the initial Net Premium and any subsequent premiums we receive before the end of the free look period which are to be allocated to the Separate Account, to the Money Market Subaccount. For this purpose, we will assume that the free look period will end 20 days after the date the Policy is issued. On the first
Valuation Date following 20 days after issue of the Policy, we will allocate the amount in the Money Market
Subaccount to each of the subaccounts selected in the application based on your instructions.

The values of the subaccounts will vary with their investment experience. You bear the entire investment risk.
Please note that during extended periods of low interest rates, the yield on the Money Market Subaccount may become extremely low, and possibly even negative. You should periodically review your allocation percentages in light of market conditions and your overall financial objectives.

When all or a portion of a premium payment is received without a clear subaccount designation or allocated to a subaccount that is not available for investment, we may allocate the undesignated portion or the entire amount, as applicable, into the Money Market Subaccount. You may at any time after the deposit direct us to redeem or exchange the units in the Money Market Subaccount, which will be completed at the next appropriate net asset value. All transactions will be subject to any applicable fees or charges.

Transfers

You may transfer the Accumulated Value between and among the subaccounts of the Separate Account and the
General Account by sending us a written transfer request, or if you have elected the telephone transaction privilege, by telephone instructions to us. (See “Telephone Transaction Privilege,” below). Transfers between and among the subaccounts of the Separate Account and the General Account are made as of the Valuation Day that the request for transfer is received at the Home Office. Please remember that a Valuation Day ends at the close of regular trading on the New York Stock Exchange, which is usually 4:00 p.m., Eastern Time. If we do not receive your transfer request before closing time on a Valuation Day, we will process your transfer request on the next succeeding
Valuation Day. You may, at any time, transfer all or part of the amount in one of the subaccounts of the Separate
Account to another subaccount and/or to the General Account.

We may limit transfers to one per month, require a minimum period between transfers, establish a maximum transfer amount, or reject a transfer request from a person acting on behalf of multiple policyholders. We may also reject a transfer request if we or a portfolio reasonably believe that the policyholder’s transfer activity has or may become disruptive to the management of the portfolio in which the subaccount is invested.

The maximum amount that may be transferred from the General Account to the Separate Account is the greater of
25% of the unloaned portion of Accumulated Value in the General Account or $5,000. Only one transfer from the
General Account to the Separate Account may be made in any one Policy Year.

Although we currently do not impose a transfer fee, we may assess a transfer fee of $25 if the number of transfers between subaccounts in the separate account exceeds 12 in a given Policy Year. We may charge to the Policy any fees assessed by a portfolio with respect to transfer frequency. All transfers requested during one Valuation Period are treated as one transfer transaction. If a transfer charge is adopted in the future, these types of transfers would not be subject to a transfer charge and would not count against the 12 free transfers in any Policy Year:

  transfers resulting from Policy loans,
  transfers resulting from the operation of Dollar Cost Averaging, Portfolio Rebalancing, or the
  “Illuminations” investment advisory program,
  transfers resulting from the exercise of the transfer rights described under “Other Transfer Rights”, below, and the reallocation from the Money Market Subaccount following the free look period.

Under present law, transfers are not taxable transactions.

If your Policy is in the Illuminations program described under “Optional ‘Illuminations’ Investment Advisory
Service”, below, you will be allowed to implement portfolio transfers. Please note, however, if you implement portfolio transfers your allocations will depart from the FundQuest recommendations, and, if you keep the Policy in the Illuminations program, your transfers will end up being reversed by the next semi-annual rebalancing within the program.

Transactions will not be processed on days that the New York Stock Exchange is customarily closed for trading. In
2008 and 2009, these days are New Year’s Day, Martin Luther King, Jr. Day, Presidents’ Day, Good Friday,
Memorial Day, Independence Day, Labor Day, Thanksgiving and Christmas Day. Please remember that we must receive a transaction request before the close of regular trading on the New York Stock Exchange, which is usually
4:00 p.m. Eastern Time, to process the transaction on that Valuation Day. If we do not receive your transaction request before closing time on a Valuation Day, we will process your transaction request on the next succeeding
Valuation Day.

Telephone Transaction Privilege

If you elect the telephone transaction privilege, either on the application for the Policy or thereafter by written authorization, you may effect changes in premium allocation, transfers, and loans of up to $25,000, terminate or make changes in your Illuminations investment advisory program, if your Policy is participating, and initiate or make changes in Dollar Cost Averaging or Portfolio Rebalancing by providing instructions to us at our Home Office over the telephone. We may suspend telephone transaction privileges at any time, for any reason, if we deem such suspension to be in the best interests of Owners. You may, on the application or by a written authorization, authorize your National Life agent to provide telephone instructions on your behalf.

We will employ reasonable procedures to confirm that instructions we receive by telephone are genuine. If we follow these procedures, we will not be liable for any losses due to unauthorized or fraudulent instructions. We may be liable for any such losses if we do not follow these reasonable procedures. The procedures to be followed for telephone transfers will include one or more of the following:

  requiring some form of personal identification prior to acting on instructions received by telephone, providing written confirmation of the transaction, and
  making a tape recording of the instructions given by telephone.

Telephone transactions may not always be available. Telephone systems, whether yours, ours or your agent’s, can experience outages or slowdowns for a variety of reasons. These outages or slowdowns may prevent or delay our receipt of your request. If you are experiencing problems, you should make your request by mail.

If you effect a change in premium allocation, initiate Dollar Cost Averaging or change Portfolio Rebalancing on a
Policy that is participating in the Illuminations program, your Policy’s participation in the Illuminations program will terminate.

Facsimile Transaction Privilege

You may provide instructions by facsimile for all transactions, except for a full surrender, full transfer, incoming transfer or death claim, by providing instructions to us at a designated fax number. Contact your agent for more information. We may suspend facsimile transaction privileges at any time, for any reason, if we deem such suspension to be in the best interests of the Owners.

Facsimile transactions may not always be available. Communication systems, whether yours, ours or your agent’s,

can experience outages or slowdowns for a variety of reasons. These outages or slowdowns may prevent or delay our receipt of your request. If you are experiencing problems, you should make your request by mail.

If you effect a change in premium allocation, initiate Dollar Cost Averaging or change Portfolio Rebalancing on a
Policy that is participating in the Illuminations program, your Policy’s participation in the Illuminations program will terminate.

Electronic Mail Transaction Privilege

A National Life agent may provide transfer instructions by e-mail on your behalf, if you have provided the agent the appropriate authority. Contact your agent for more information. We may suspend e-mail transaction privileges at any time, for any reason, if we deem such suspension to be in the best interests of the Owners.

E-mail transactions may not always be available. Electronic systems, whether yours, ours or your agent’s, can experience outages or slowdowns for a variety of reasons. These outages or slowdowns may prevent or delay our receipt of the request. If your agent experiences problems, you should make your request by mail.

If you effect a change in premium allocation, initiate Dollar Cost Averaging or change Fund Rebalancing on a
Policy that is participating in the Illuminations program, your Policy’s participation in the Illuminations program will terminate.

Disruptive Trading

Policy. The Policies are intended for long-term investment by Owners. They were not designed for the use of market timers or other investors who make similar programmed, large, frequent, or short-term transfers. Market timing and other programmed, large, frequent, or short-term transfers among the subaccounts or between the subaccounts and the General Account can cause risks with adverse effects for other Owners (and beneficiaries and portfolios). These risks include:

  the dilution of interests of long-term investors in a subaccount if purchases or transfers into or out of a portfolio are made at prices that do not reflect an accurate value for the portfolio’s investments;
  an adverse effect on portfolio management, such as impeding a portfolio manager’s ability to sustain an investment objective, causing a portfolio to maintain a higher level of cash than would otherwise be the case, or causing a portfolio to liquidate investments prematurely (or at an otherwise inopportune time) to pay withdrawals or transfers out of the portfolio; and
  increased brokerage and administrative expenses.

The risks and costs are borne by all Owners invested in those subaccounts, not just those making the transfers.

We have developed policies and procedures with respect to market timing and other transfers (the “Procedures”) and we do not make special arrangements or grant exceptions to accommodate market timing or other potentially disruptive or harmful trading. Do not invest in this Policy if you intend to conduct market timing or other potentially disruptive trading.

Detection. We employ various means to attempt to detect and deter market timing and disruptive trading. However, despite our monitoring, we may not be able to detect or stop all harmful trading. In addition, because other insurance companies (and retirement plans) with different policies and procedures may invest in the portfolios, we cannot guarantee that all harmful trading will be detected or that a portfolio will not suffer harm from programmed, large, frequent, or short-term transfers among the subaccounts of variable products issued by these companies or retirement plans.

Deterrence. Once an Owner has been identified as a “market timer” under the Procedures, we will notify the Owner that we will not accept instructions for such market timing or other similar programmed, large, frequent or short-
term transfers in the future. We also will mark the Policy on our administrative system so that the system will have to be overridden by the staff to process any transfers. We will only permit the Owner to make transfers when we believe the Owner is not “market timing.”

In our sole discretion, we may revise the Procedures at any time, without prior notice, as necessary to (i) better detect and deter frequent, large, or short-term transfers that may adversely affect other Owners or portfolio shareholders, (ii) comply with state or federal regulatory requirements, or (iii) impose additional or alternate restrictions on market timers (such as dollars or percentage limits on transfers). We also reserve the right, to the extent permitted or required by applicable law, to (1) implement and administer redemption fees imposed by one or more portfolios in the future, (2) deduct redemption fees imposed by the portfolios, and (3) suspend the transfer privilege at any time we are unable to purchase or redeem shares of the portfolios. We may be required to share personal information about you with the portfolios.

We currently do not impose redemption fees on transfers. Further, for transfers between or among the subaccounts, we currently do not expressly allow a certain number of transfers in a given period or limit the size of transfers in a given period. Redemption fees, transfer limits, and other procedures or restrictions may be more or less successful than our Procedures in deterring market timing or other disruptive trading and in preventing or limiting harm from such trading.

Our ability to detect and deter such transfer activity is limited by our operational and technological systems, as well as by our ability to predict strategies employed by Owners (or those acting on their behalf) to avoid detection.
Accordingly, despite our best efforts, we cannot guarantee that the Procedures will detect or deter frequent or harmful transfers by such Owners or intermediaries acting on their behalf. We apply the Procedures consistently to all Owners without waiver or exception.

Portfolio Frequent Trading Policies. The portfolios may have adopted their own policies and procedures with respect to frequent purchases and redemptions of their respective shares. The prospectuses for the portfolios describe any such policies and procedures. The frequent trading policies and procedures of a portfolio may be different, and more or less restrictive, than the frequent trading policies and procedures of other portfolios and the policies and procedures we have adopted to discourage market timing and other programmed, large, frequent, or short-term transfers. You should be aware that we may not have the operational capacity to apply the frequent trading policies and procedures of the respective portfolios that would be affected by the transfers. Accordingly,
Owners and other persons who have material rights under the Policies should assume that the sole protections they may have against potential harm from frequent transfers are the protections, if any, provided by the Procedures.

Owners should be aware that we are required to provide to a portfolio or its designee, promptly upon request, certain information about the trading activity of individual Owners, and to restrict or prohibit further purchases or transfers by specific Owners identified by a portfolio as violating the frequent trading policies established for that portfolio.
If we do not process a purchase because of such restriction or prohibition, we may return the premium to the
Owner, place the premium in the Money Market Subaccount until we receive further instruction from the Owner and/or replace the restricted or prohibited Subaccount with the Money Market Subaccount in the Owner’s default allocation until we receive further instructions from the Owner.

Omnibus Orders. Owners and other persons with material rights under the Policies also should be aware that the purchase and redemption orders received by the portfolios generally are “omnibus” orders from intermediaries such as retirement plans and separate accounts funding variable insurance policies. The omnibus orders reflect the aggregation and netting of multiple orders from individual owners of variable insurance policies and individual retirement plan participants. The omnibus nature of these orders may limit each portfolio’s ability to apply its respective frequent trading policies and procedures. We cannot guarantee that the portfolio will not be harmed by transfer activity relating to the retirement plans or other insurance companies that may invest in the portfolios.
These other insurance companies are responsible for their own policies and procedures regarding frequent transfer activity. If their policies and procedures fail to successfully discourage harmful transfer activity, it will affect other owners of portfolio shares, as well as the owners of all of the variable annuity or variable life insurance policies whose variable investment options correspond to the affected portfolios. In addition, if a portfolio believes that an omnibus order we submit may reflect one or more transfer requests from Owners engaged in market timing and other programmed, large, frequent, or short-term transfers, the portfolio may reject the entire omnibus order and thereby delay or prevent us from implementing your request.

As a result of our discretion to permit Owners previously identified as “market timers” to make transfers that we do not believe involve “market timing,” and as a result of operational and technological limitations, differing fund procedures, and the omnibus nature of purchase and redemption orders, some Owners may still be able to engage in market timing, while other Owners bear any adverse effects of that market timing activity. To the extent we are unable to detect and deter market timing or other similar programmed, large, frequent, or short-term transfers, the performance of the subaccount and the portfolio could be adversely affected, including by (1) requiring the portfolio to maintain larger amounts of cash or cash-type securities than the portfolio’s manager might otherwise choose to maintain or to liquidate portfolio holdings at disadvantageous times, thereby increasing brokerage, administrative, and other expenses and (2) diluting returns to long-term shareholders.

Other Transfer and Exchange Rights

Transfer Right for Policy. During the first two years following Policy issue, you may, on one occasion, transfer the entire Accumulated Value in the Separate Account to the General Account, without regard to any limits on transfers or free transfers, or related transfer charges, if any.

Transfer Right for Change in Investment Policy. If the investment policy of a subaccount of the Separate Account is materially changed, you may transfer the portion of the Accumulated Value in a subaccount to another subaccount or to the General Account, without regard to any limits on transfers or free transfers, or related transfer charges, if any.

Exchange Right for Connecticut, Maryland and North Carolina Residents. For eighteen months after the Date of
Issue (twenty four months in North Carolina), residents of Connecticut, Maryland and North Carolina may exchange the Policy for any flexible premium adjustable benefit life insurance policy offered for sale by us, the benefits of which policy do not vary with the investment performance of a separate account. Evidence of insurability will not be required to effect this exchange. If the exchange results in an increase in the Cash Surrender Value, such increase will be payable to us. If the exchange results in a decrease in the Cash Surrender Value, the decrease will be payable to the Owner.

Optional “Illuminations” Investment Advisory Service

National Life makes available to all Owners, at no cost to the Owner, an optional investment advisory service which
National Life calls “Illuminations”. Under this program, National Life has arranged for FundQuest, Incorporated
(“FundQuest”), a registered investment adviser independent of National Life, to provide an investment advisory service under which it maintains an allocation of the Accumulated Value of your Policy among the available options which is suited to your investment objective, financial situation and risk tolerance.

Illuminations will be available under employer-sponsored qualified plans, where variable universal life is approved for use. This option will be available for all policies issued within the plans. The sponsors and fiduciaries of qualified plans are responsible to determine whether Illuminations is permissible under the legal requirements to which the plan is subject.

If you elect to participate in Illuminations, you will be asked to fill out a detailed questionnaire, which addresses your investment objective, financial situation and risk tolerance. FundQuest will then evaluate the completed questionnaire to determine the allocation best suited to you. FundQuest will maintain a number of different allocation models for clients with different investment objectives, financial situations and risk tolerances, and you will be assigned to one of these models. However, you will have the ability to impose reasonable restrictions on the management of your Policy, including the ability to designate particular portfolios or types of portfolios that should not receive allocations of Accumulated Value from your Policy. Please contact National Life’s Home Office at
(800) 732-8939 if you wish to impose restrictions on the management of your Policy which contains the
Illuminations management feature. If you place restrictions on a particular portfolio or type of portfolio, you must either suggest an alternative portfolio or portfolio type or specify that the assets that would have been allocated to the restricted portfolio or portfolio type be allocated pro rata among the other portfolios in your model. At the implementation of your Illuminations program, you will receive a strategy report prepared by FundQuest that discusses the strategy to be followed in allocating your Accumulated Value among the portfolios.

FundQuest will make changes to its portfolio allocation models from time to time as it deems appropriate based on changes in the financial markets, portfolio performance, and other factors. FundQuest will communicate these changes to National Life, who will then automatically implement the changes in each affected Policy, pursuant to a limited power of attorney executed by Illuminations participants. This limited power of attorney will authorize
FundQuest to direct National Life to implement changes to your model as determined by FundQuest, without obtaining your specific prior approval of the changes. In addition, FundQuest also currently intends to rebalance each Illuminations account back to its then-current model allocation semi-annually. This semi-annual rebalancing will also be implemented pursuant to the limited power of attorney, and will be done automatically without your specific prior approval.

Further information regarding FundQuest is included in Part II of FundQuest’s Form ADV, which will be provided to Owners when they elect to participate in Illuminations.

Once in the Illuminations program, you will receive a quarterly report prepared by FundQuest discussing the performance of your Policy’s subaccount allocation, all the transactions made within your Policy, and its value at the beginning and end of the period. In this report, you will be reminded that you should contact National Life if there have been changes in your financial situation or investment objectives, and that you may impose reasonable restrictions on the portfolios in which your account may invest or modify existing restrictions.

In addition, at least annually you will be contacted by your National Life agent to determine whether there have been any changes in your financial situation or investment objectives, and whether you wish to impose reasonable restrictions on the portfolios in which your account may invest or modify existing restrictions.

Once you have elected to participate in the Illuminations program, you may terminate your participation in the program at any time, by providing written or telephone instructions to National Life. If you terminate the
Illuminations program, we will no longer automatically apply any Portfolio Rebalancing to your Policy, unless you specifically elect to begin a Portfolio Rebalancing feature described under section, entitled “Available Automated
Portfolio Management Features”.

If, while your Policy is participating in the Illuminations program, you should need or want to take a Policy loan or make a Withdrawal from your Policy, you should consider that if the loan or Withdrawal is allocated pro rata among the subaccounts in the Policy, the proportionate allocations recommended by FundQuest for your Policy will not be disturbed. If, on the other hand, you allocate the loan or Withdrawal to specific funds, the Policy will depart from the recommended allocations. However, if the Policy remains in the Illuminations program, at the next semi-annual rebalancing date the remaining Accumulated Value will be rebalanced back to the recommended model.

While your Policy is in the Illuminations program, you will be allowed to implement fund transfers, but you should consider that doing so will cause your allocations to depart from the FundQuest recommendations, and, if you keep the Policy in the Illuminations program, your transfers may end up being reversed by the next semi-annual rebalancing within the program.

While your Policy is in the Illuminations program, the Dollar Cost Averaging feature described in the next section below will not be available, and Portfolio Rebalancing will only be available as part of the Illuminations program.
If you do elect to begin Dollar Cost Averaging, or change your Portfolio Rebalancing from the Illuminations program, such election will automatically terminate your Policy’s participation in the Illuminations program.
Similarly, if you instruct National Life to make a change in the allocation of new Premiums on your Policy, this will be treated as a termination of your Policy’s participation in the Illuminations program.

If you have elected and exercised the accelerated care rider, any participation in the Illuminations program will automatically terminate.

Change of Address Notification

To protect you from fraud and theft, National Life may verify any changes in address you request by sending a confirmation of the change to both your old and new address. National Life may also call you to verify the change of address.

AVAILABLE AUTOMATED PORTFOLIO MANAGEMENT FEATURES

We currently offer, at no charge to you, two automated portfolio management features. Only one of these features may be active for any single Policy at any time. We are not legally obligated to continue to offer these features.
Although we have no current intention to do so, we may cease offering one or both of these features at any time, after providing 60 days prior written notice to all Owners who are then utilizing the features being discontinued.

Dollar Cost Averaging. This feature permits you to automatically transfer funds from the Money Market
Subaccount to any other subaccounts on a monthly basis. You may elect Dollar Cost Averaging at issue by marking the appropriate box on the initial application, and completing the appropriate instructions. You may also begin a
Dollar Cost Averaging program after issue by filling out similar information on a change request form and sending it to us at our Home Office. You may discontinue Dollar Cost Averaging at any time by sending an appropriate change request form to the Home Office. While your Policy is in the Illuminations program described in the section above,
Dollar Cost Averaging will not be available. If you do elect to begin Dollar Cost Averaging, such election will automatically terminate your Policy’s participation in the Illuminations program.

If you elect this feature, we will take the amount to be transferred from the Money Market Subaccount and transfer to the subaccount or subaccounts designated to receive the funds, each month on the Monthly Policy Date. If you elect Dollar Cost Averaging on your application for the Policy, it will start with the Monthly Policy Date after the date that is 20 days after issue. If you begin a Dollar Cost Averaging program after the free look period is over, it will start on the next Monthly Policy Date. The minimum monthly transfer by Dollar Cost Averaging is $100, except for the transfer which reduces the amount in the Money Market Subaccount to zero. You may not use the
Dollar Cost Averaging feature to transfer Accumulated Value to the General Account.

Portfolio Rebalancing. This feature permits you to automatically rebalance the value in the subaccounts on a semi-
annual basis, based on your premium allocation percentages in effect at the time of the rebalancing. You may elect
Portfolio Rebalancing at issue by marking the appropriate box on the application, or, after issue, by completing a change request form and sending it to our Home Office. You may discontinue Portfolio Rebalancing at any time by submitting an appropriate change request form to us at our Home Office. In addition, if you submit a premium allocation change, Portfolio Rebalancing will terminate unless you request it to continue. While your Policy is in the Illuminations program described above, Portfolio Rebalancing will be available only as part of the program, which will rebalance semi-annually back to your allocations as determined by FundQuest. If you do elect to change
Portfolio Rebalancing from this Illuminations program, such election will automatically terminate your Policy’s participation in the Illuminations program.

In Policies utilizing Portfolio Rebalancing from the Date of Issue, an automatic transfer will take place which causes the percentages of the current values in each subaccount to match the current premium allocation percentages, starting with the Monthly Policy Date six months after the Date of Issue, and then on each Monthly Policy Date six months thereafter. Policies electing Portfolio Rebalancing after issue will have the first automated transfer occur as of the Monthly Policy Date on or next following the date we receive the election at our Home Office, and subsequent rebalancing transfers will occur every six months from that date.

We may discontinue Portfolio Rebalancing at any time upon 60 days prior notice to all Owners then utilizing the feature. You may not elect Portfolio Rebalancing if you have elected Dollar Cost Averaging.

ACCUMULATED VALUE

The Accumulated Value is the total amount of value held under the Policy at any time. It is equal to the sum of the
Policy’s values in the Separate Account and the General Account. The Accumulated Value minus any applicable
Surrender Charge, and minus any outstanding Policy loans and accrued interest, is equal to the Cash Surrender
Value. There is no guaranteed minimum for the portion of the Accumulated Value in any of the subaccounts of the
Separate Account. Because the Accumulated Value on any future date depends upon a number of variables, it cannot be predetermined.

The Accumulated Value and Cash Surrender Value will reflect:

  the Net Premiums paid,
  the investment performance of the portfolios you have chosen, the crediting of interest on non-loaned Accumulated Value in the General Account and amounts held as Collateral in the General Account,
  any transfers,
  any Withdrawals,
  any loans,

  any loan repayments,
  any loan interest charged, and
  charges assessed on the Policy.

Determination of Number of Units for the Separate Account. Amounts allocated, transferred or added to a subaccount of the Separate Account under a Policy are used to purchase units of that subaccount; units are redeemed when amounts are deducted, transferred or withdrawn. The number of units a Policy has in a subaccount equals the number of units purchased minus the number of units redeemed up to such time. For each subaccount, the number of units purchased or redeemed in connection with a particular transaction is determined by dividing the dollar amount by the unit value.

Determination of Unit Value. The value (or price) of each subaccount will reflect the investment performance of the portfolio in which the subaccount invests. Unit values will vary among subaccounts. The unit value of each subaccount was originally established at the figure shown on the Separate Account’s financial statements. The unit value may increase or decrease from one Valuation Day to the next. The unit value of a subaccount is equal to the unit value on the immediately preceding Valuation Day multiplied by the Net Investment Factor for that subaccount on that Valuation Day. We determine the unit value in a subaccount at the end of each Valuation Day.

Net Investment Factor. Each subaccount of the Separate Account has its own Net Investment Factor. The Net
Investment Factor measures the daily investment performance of the subaccount. The factor will increase or decrease, as appropriate, to reflect net investment income and capital gains or losses, realized and unrealized, for the securities of the underlying portfolio. To calculate the Net Investment Factor, we start with the net asset value per share of the corresponding portfolio on the current Valuation Day. We then add to that amount the per share capital gain or loss and dividend distribution of the portfolio during the current Valuation Period. We divide that amount by net asset value per share of the corresponding portfolio on the just prior Valuation Day. Finally, we subtract from that amount any tax charge for the current Valuation Period.

Calculation of Accumulated Value. The Accumulated Value is determined first on the Date of Issue and thereafter on each Valuation Day. On the Date of Issue, the Accumulated Value will be the Net Premiums received, plus any earnings prior to the Date of Issue, less any Monthly Deductions due on the Date of Issue. On each Valuation Day after the Date of Issue, the Accumulated Value will be:

1)	The aggregate of the values attributable to the Policy in the Separate Account, determined by multiplying the number of units the Policy has in each subaccount of the Separate Account by such subaccount’s unit value on that date; plus

2)	The value attributable to the Policy in the General Account (See “The General Account,” above).

DEATH BENEFIT

General. As long as the Policy remains in force, we will pay the Death Benefit of the Policy, after due proof of the
Insured’s death (and fulfillment of certain other requirements), to the named Beneficiary, unless the claim is contestable in accordance with the terms of the Policy. You may choose to have the proceeds paid in cash or under one of the available settlement options. (See “Payment of Policy Benefits,” below.) The Death Benefit payable will be the Unadjusted Death Benefit under the Death Benefit option that is in effect, increased by any additional benefits, and decreased by any outstanding Policy loan and accrued interest and any unpaid Monthly Deductions.

If you or your Beneficiary does not select a settlement option, the proceeds are at least $10,000, and the Beneficiary is an individual, we may deposit the lump-sum payment into an interest bearing special account maintained by a financial institution and retained by us in our General Account. In that case, we will provide your Beneficiary with a checkbook within seven days to access those funds. Your Beneficiary will receive interest on the proceeds deposited in that account. Please note that payment of any amount in excess of Accumulated Value is subject to the financial strength and claims-paying ability of National Life.

Policy Testing Procedures and Death Benefit Options

When you purchase your Policy, two decisions you make will affect your death benefit. These decisions relate to which alternative testing procedure to use when testing the Policy for federal tax law compliance and which death benefit you select --- option A or option B.

Policy Testing Procedures. In order to meet the federal definition of life insurance under the Internal Revenue Code of 1986, as amended (the “Code”), section 7702 of the Code provides two alternative testing procedures. These are the guideline premium test (“GPT”) and the cash value accumulation test (“CVAT”). See “Federal Tax
Considerations.” The Policy must qualify under either the guideline premium test or the cash value accumulation test. You cannot change the testing procedure once you have elected it.

If you chose GPT, you will be subject to premium limitations defined by the Code. These limitations can effect your ability to pay premiums and/or make changes to your Policy such as taking a withdrawal or changing your death benefit option.

The CVAT can only be chosen on policies which become a Modified Endowment Contract at issue. If you choose this test you will not be subject to additional premium limitations imposed by the Code.

Both tests define a factor which is used to calculate the Unadjusted Death Benefit. In the event that the factor multiplied by the Policy’s Accumulated Value exceeds either

a)	the Face Amount under option A, or

b)	the Face Amount plus the Accumulated Value under option B; the Unadjusted Death Benefit will equal the factor multiplied by the Policy’s Accumulated Value.

Examples of this calculation can be found below.

In general, CVAT factors are greater than GPT factors. This means that if your Unadjusted Death Benefit is defined by the factor multiplied by your Accumulated Value, you will have a higher death benefit under the CVAT. A higher death benefit will cause a higher Net Amount at Risk which will in turn cause higher cost of insurance charges.

Which Death Benefit Option to Choose. If you prefer to have premium payments and favorable investment performance reflected partly in the form of an increasing Death Benefit, you may wish to choose option B. If you are satisfied with the amount of the Insured’s existing insurance coverage and prefer to have premium payments and favorable investment performance reflected to the maximum extent in the Accumulated Value, you may wish to choose option A.

Option A. The Unadjusted Death Benefit is equal to the greater of:

(a)	the Face Amount of the Policy, and

(b)	the Accumulated Value multiplied by a factor specified by federal income tax law, which, if you elect to have the GPT apply to the Policy, will be as shown in the table below:

Attained Age	Percentage	Attained Age	Percentage
40 and under	250%	60	130%
45	215%	65	120%
50	185%	70	115%
55	150%	75 and over	105%

If you elect to have the CVAT apply to the Policy, the factor will be as described in the Policy.

Option B. The Unadjusted Death Benefit is equal to the greater of:

(a)	the Face Amount of the Policy plus the Accumulated Value, and

(b)	the Accumulated Value multiplied by the same factor that applies to option A.

Examples of the options are below.

Examples

The examples below illustrate what the death benefit would be under option A and B using the GPT and the CVAT tests.

Example 1:

Illustration of Option A -- For purposes of this illustration, assume that the Insured is under Attained Age 40, the
GPT was elected, and there is no Policy loan outstanding.

Under Option A, a Policy with a Face Amount of $200,000 will generally have an Unadjusted Death
Benefit of $200,000. The specified percentage for an Insured under Attained Age 40 on the Policy
Anniversary prior to the date of death is 250% under the GPT. Because the Unadjusted Death Benefit must be equal to or greater than 2.50 times the Accumulated Value, any time the Accumulated Value exceeds
$80,000 the Unadjusted Death Benefit will exceed the Face Amount. Each additional dollar added to the
Accumulated Value will increase the Unadjusted Death Benefit by $2.50. Thus, a 35 year old Insured with an Accumulated Value of $90,000 will have an Unadjusted Death Benefit of $225,000 (2.50 x $90,000),
and an Accumulated Value of $150,000 will have an Unadjusted Death Benefit of $375,000 (2.50 x
$150,000). Similarly, any time the Accumulated Value exceeds $80,000, each dollar taken out of the
Accumulated Value will reduce the Unadjusted Death Benefit by $2.50. If at any time, however, the
Accumulated Value multiplied by the specified percentage is less than the Face Amount, the Unadjusted
Death Benefit will be the Face Amount of the Policy.

Example 2:

Illustration of Option B -- For purposes of this illustration, assume that the Insured is under Attained Age 40, the
GPT was elected, and there is no Policy loan outstanding.

Under Option B, a Policy with a Face Amount of $200,000 will generally have an Unadjusted Death
Benefit of $200,000 plus the Accumulated Value. Thus, for example, a Policy with a $50,000
Accumulated Value will have an Unadjusted Death Benefit of $250,000 ($200,000 plus $50,000). Because the specified percentage is 250% under the GPT, the Unadjusted Death Benefit will be at least 2.50 times the Accumulated Value. As a result, if the Accumulated Value exceeds $133,333, the Unadjusted Death
Benefit will be greater than the Face Amount plus the Accumulated Value. Each additional dollar added to the Accumulated Value above $133,333 will increase the Unadjusted Death Benefit by $2.50. An Insured with an Accumulated Value of $150,000 will have an Unadjusted Death Benefit of $375,000 (2.50 x
$150,000), and an Accumulated Value of $200,000 will yield an Unadjusted Death Benefit of $500,000
(2.50 x $200,000). Similarly, any time the Accumulated Value exceeds $133,333, each dollar taken out of the Accumulated Value will reduce the Unadjusted Death Benefit by $2.50. If at any time, however, the
Accumulated Value multiplied by the specified percentage is less than the Face Amount plus the
Accumulated Value, the Unadjusted Death Benefit will be the Face Amount plus the Accumulated Value.

Example 3:

Illustration of Option A -- For purposes of this illustration, assume that the Insured is a male age 40, the CVAT was elected, and there is no Policy loan outstanding.

Under Option A, a Policy with a Face Amount of $200,000 will generally have an Unadjusted Death
Benefit of $200,000. The specified percentage for a male Insured age 40 on the Policy Anniversary prior to the date of death is 411% under the CVAT. Because the Unadjusted Death Benefit must be equal to or greater than 4.11 times the Accumulated Value, any time the Accumulated Value exceeds $48,662 the
Unadjusted Death Benefit will exceed the Face Amount. Each additional dollar added to the Accumulated
Value will increase the Unadjusted Death Benefit by $4.11. Thus, a 40 year old Insured with an
Accumulated Value of $90,000 will have an Unadjusted Death Benefit of $369,900 (4.11 x $90,000), and
an Accumulated Value of $150,000 will have an Unadjusted Death Benefit of $616,500 (4.11 x $150,000).
Similarly, any time the Accumulated Value exceeds $48,662, each dollar taken out of the Accumulated
Value will reduce the Unadjusted Death Benefit by $4.11. If at any time, however, the Accumulated Value multiplied by the specified percentage is less than the Face Amount, the Unadjusted Death Benefit will be the Face Amount of the Policy.

Example 4:

Illustration of Option B -- For purposes of this illustration, assume that the Insured is a male age 40, the CVAT was elected, and there is no Policy loan outstanding.

Under Option B, a Policy with a Face Amount of $200,000 will generally have an Unadjusted Death
Benefit of $200,000 plus the Accumulated Value. Thus, for example, a Policy with a $50,000
Accumulated Value will have an Unadjusted Death Benefit of $250,000 ($200,000 plus $50,000). Because the specified percentage is 411% under the CVAT, the Unadjusted Death Benefit will be at least 4.11 times the Accumulated Value. As a result, if the Accumulated Value exceeds $64,309, the Unadjusted Death
Benefit will be greater than the Face Amount plus the Accumulated Value. Each additional dollar added to the Accumulated Value above $64,309 will increase the Unadjusted Death Benefit by $4.11. An Insured with an Accumulated Value of $150,000 will have an Unadjusted Death Benefit of $616,500 (4.11 x
$150,000), and an Accumulated Value of $200,000 will yield an Unadjusted Death Benefit of $822,000
(4.11 x $200,000). Similarly, any time the Accumulated Value exceeds $64,309, each dollar taken out of the Accumulated Value will reduce the Unadjusted Death Benefit by $4.11. If at any time, however, the
Accumulated Value multiplied by the specified percentage is less than the Face Amount plus the
Accumulated Value, the Unadjusted Death Benefit will be the Face Amount plus the Accumulated Value.

Change in Death Benefit Option. After the first Policy Year, you may change the Death Benefit option in effect by sending us a written request. There is no charge to change the Death Benefit option. The effective date of a change will be the Monthly Policy Date on or next following the date we receive the written request. Only one change in
Death Benefit option is permitted in any one Policy Year.

On the effective date of a change in Death Benefit option, the Face Amount is adjusted so that there will be no change in the Death Benefit or the Net Amount at Risk. In the case of a change from Option B to Option A, the
Face Amount must be increased by the Accumulated Value. In the case of a change from Option A to Option B, the
Face Amount must be decreased by the Accumulated Value. The change from Option A to Option B will not be allowed if it would reduce the Face Amount to less than the Minimum Face Amount.

On the effective date of the change, the Death Benefit, Accumulated Value and Net Amount at Risk (and therefore the cost of insurance charges) are unchanged. However, after the effective date of the change, the pattern of future
Death Benefits, Accumulated Value, Net Amount at Risk and cost of insurance charges will be different than if the change had not been made. Also, we will recompute the Minimum Monthly Premium to reflect the change in Death
Benefit option. In determining whether a change is appropriate for you, the considerations described in “Which
Death Benefit Option to Choose” above will apply.

If a change in the Death Benefit option would result in cumulative premiums exceeding the maximum premium limitations under the Internal Revenue Code for life insurance, we will not effect the change. You may only change the Death Benefit option before the Insured’s Attained Age 121.

A change in the Death Benefit option may have federal income tax consequences. (See “Federal Tax Considerations
- Tax Treatment of Policy Benefits,” below.)

How the Death Benefit May Vary. The amount of the Death Benefit may vary with the Accumulated Value. The
Death Benefit under Option A will vary with the Accumulated Value whenever the specified percentage of
Accumulated Value exceeds the Face Amount of the Policy. The Death Benefit under Option B will always vary with the Accumulated Value because the Unadjusted Death Benefit equals the greater of (a) the Face Amount plus the Accumulated Value and (b) the Accumulated Value multiplied by the specified percentage.

Ability to Adjust Face Amount

You may, at any time after the first Policy Year, increase or decrease the Policy’s Face Amount by submitting a written application to us. There are some limits on your ability to effect increases or decreases, which are discussed below. The effective date of an increase will be the Monthly Policy Date on or next following our approval of your request. The effective date of a decrease is the Monthly Policy Date on or next following the date that we receive your written request in good form. Employee benefit plan Policies may adjust the Face Amount even in Policy Year
1. An increase or decrease in Face Amount may have federal tax consequences. Consult a tax advisor before increasing or decreasing the Face Amount. The effect of changes in Face Amount on Policy charges, as well as other considerations, is described below.

Increase. A request for an increase in Face Amount may not be for less than $25,000, or such lesser amount required in a particular state (except that the minimum for employee benefit plans is $2,000). You may not increase the Face Amount after the Insured’s Attained Age 85. To obtain the increase, you must submit an application for the increase and provide evidence satisfactory to us of the Insured’s insurability.

On the effective date of an increase, and taking the increase into account, the Cash Surrender Value must be at least equal to the Monthly Deductions then due. If the Cash Surrender Value is not sufficient, the increase will not take effect until you pay a sufficient additional premium payment to increase the Cash Surrender Value.

An increase in the Face Amount will generally affect the total Net Amount at Risk. This will normally increase the monthly cost of insurance charges. In addition, the Insured may be in a different Rate Class as to the increase in insurance coverage. An increase in premium payment or frequency may be appropriate after an increase in Face
Amount. (See “Cost of Insurance Charge,” below).

Each increase in Face Amount will begin a new period of Surrender Charges in effect for 10 years from the date of the increase. This additional Surrender Charge is based on the Face Amount of the increase only. We describe this additional Surrender Charge in detail in the “Surrender Charge” section, below.

Decrease. During the first 10 Policy Years, the amount of the Face Amount after a decrease cannot be less than
75% of the largest Face Amount in force at any time in the 12 months immediately preceding our receipt of your request for the decrease. The Face Amount after any decrease may not be less than the Minimum Face Amount, which is currently $50,000. If a decrease in the Face Amount would result in cumulative premiums exceeding the maximum premium limitations applicable for life insurance under the Internal Revenue Code, we will not allow the decrease. You may only make a Face Amount decrease before the Insured’s Attained Age 121.

A decrease in the Face Amount generally will decrease the total Net Amount at Risk, which will decrease your monthly cost of insurance charges.

For purposes of determining the cost of insurance charge, any decrease in the Face Amount will reduce the Face
Amount in the following order:

(a)	first, the increase in Face Amount provided by the most recent increase;

(b)	then, the next most recent increases, in inverse chronological order; and

(c)	finally, the Initial Face Amount.

Payment of Policy Benefits

You may decide the form in which we pay Death Benefit proceeds. During the Insured’s lifetime, you may arrange for the Death Benefit to be paid in a lump sum or under a settlement option. These choices are also available upon surrender of the Policy for its Cash Surrender Value. If you do not make an election, payment will be made in a lump sum. The Beneficiary may also arrange for payment of the Death Benefit in a lump sum or under a settlement option. If paid in a lump sum, we will ordinarily pay the Death Benefit (by sending the checkbook referred to below, unless the Beneficiary elects to receive a National Life check) to the Beneficiary within seven days after we receive proof of the Insured’s death at our Home Office, and all other requirements are satisfied. If paid under a settlement option, we will apply the Death Benefit to the settlement option within seven days after we receive proof of the Insured’s death at our Home Office, and all other requirements are satisfied.

We will pay interest on the Death Benefit from the date of death until interest begins to accrue on the account accessed by the checkbook referred to below. The interest rate will be the highest of (a) 3% per annum, (b) any higher rate we declare, or (c) any higher rate required by law.

If you or your Beneficiary elects to receive proceeds in a lump sum payment, unless the Beneficiary requests a
National Life check, we will deposit the payment into an interest bearing special account maintained by a financial institution and retained by us in our General Account. In that case, we will provide you or your Beneficiary with a checkbook to access those funds from the special account. We will send the payee the checkbook within seven days of when we deposited the payment into that account, and the payee will receive any interest on the proceeds deposited in that account.

Settlement Options

There are several ways of receiving proceeds under the Death Benefit and surrender provisions of the Policy, other than in a lump sum. None of these options vary with the investment performance of the Separate Account. More detailed information concerning these settlement options is available in your Policy, upon request from our Home
Office, and by referring to the Statement of Additional Information. Even if the Death Benefit under the Policy is excludible from income, payments under settlement options may not be excludible in full. This is because earnings on the Death Benefit after the Insured’s death are taxable and payments under the settlement options generally include such earnings. You should consult a tax adviser as to the tax treatment of payments under the settlement options.

PAYMENT OF PROCEEDS

We will normally pay proceeds of a surrender, Withdrawal, or Policy loan within seven days of when we receive your written request at our Home Office in a form satisfactory to us. However, in cases where you surrender your
Policy within 30 days of making a premium payment by check or through an Automatic Payment Plan  (i.e., automatic scheduled Withdrawals from a bank account), and we are unable to confirm that such payment has cleared, we may withhold an amount equal to such payment from your surrender proceeds until we are able to confirm that the payment item has cleared, but for no more than 30 days from our receipt of the payment item. You may avoid the possibility of this holdback by making premium payments by unconditional means, such as by certified check or wire transfer of immediately available funds.

We will generally determine the amount of a payment on the Valuation Day we receive at our Home Office all required documents. However, we may defer the determination or payment of such amounts if the date for determining such amounts falls within any period during which:

(1)	the disposal or valuation of a subaccount’s assets is not reasonably practicable because the New York Stock Exchange is closed or conditions are such that, under the SEC’s rules and regulations, trading is restricted or an emergency is deemed to exist; or

(2)	except for Policies issued in New York, the SEC by order permits postponement of such actions for the protection of our policyholders.

We also may defer the determination or payment of amounts from the General Account for up to six months. If we defer such payment for more than 30 days, we will pay interest at a rate of not less than 3% or as required by state law. For Policies issued in New York, if we do not mail or deliver the amounts owed to you within ten days of when we receive your request for payment, we will pay interest on the amount at the rate then in effect under
Payment Option 1 – Payment of Interest Only, from the date of our receipt of your request for payment to the date we actually make the payment.

Transactions will not be processed on days that the New York Stock Exchange is customarily closed for trading. In
2008 and 2009, these days are New Year’s Day, Martin Luther King, Jr. Day, Presidents’ Day, Good Friday,
Memorial Day, Independence Day, Labor Day, Thanksgiving and Christmas Day. Please remember that we must receive a transaction request before the close of regular trading on the New York Stock Exchange, which is usually
4:00 p.m. Eastern Time, to process the transaction on that Valuation Day. If we do not receive your transaction request before closing time on a Valuation Day, we will process your transaction request on the next succeeding
Valuation Day.

If mandated under applicable law, we may be required to reject a premium payment. We may also be required to provide additional information about your account to government regulators. We may be required to block an

Owner’s account and thereby refuse to honor any request for transfers, Withdrawals, surrenders, loans or Death
Benefits, until instructions are received from the appropriate regulator. If a request is received after 4:00 p.m., it will be processed on the next day.

POLICY LOANS

General. You may at any time after the first year (and during the first year where required by law) borrow money from us using the Policy as the only security for the loan. The maximum amount you may borrow is the Policy’s
Cash Surrender Value on the date we receive your loan request, minus three times the Monthly Deduction for the most recent Monthly Policy Date, unless state law requires us to calculate the maximum amount you may borrow differently. These requirements are set forth at the end of this subsection. You may repay all or a portion of a loan and accrued interest at any time, while the Insured is alive. To take a loan, you should send us a written request at our Home Office. If you have elected the telephone transaction privilege, you may also request a loan over the telephone. We limit the amount of a Policy loan you can take by telephone to $25,000. We will normally pay loan proceeds within seven days of a valid loan request. See the “Payment of Proceeds” section above for a discussion of
Policy loan disbursements.

Currently, we are extending your Policy's loan privileges to allow loans in the first Policy Year. This is more favorable to you than what is guaranteed in the Policy. We may decide to discontinue this privilege in the future without notice. First year loans are subject to all the loan requirements and restrictions as stated above.

Interest Rate Charged. We charge interest on Policy loans at the fixed rate of 5% per year. We charge interest from the date of the loan and add it to the loan balance at the end of the Policy Year. When this interest is added to the loan balance, it bears interest at the same rate.

Allocation of Loans and Collateral. When you take a Policy loan, we hold Accumulated Value in the General
Account as Collateral for the Policy loan. You may specify how you would like the Accumulated Value to be taken from the subaccounts of the Separate Account to serve as Collateral. If you do not so specify, we will allocate the
Policy loan to the subaccounts in proportion to the Accumulated Value in the subaccounts. If the Accumulated
Value in one or more of the subaccounts is insufficient to carry out your instructions, we will not process the loan until we receive further instructions from you. Non-loaned Accumulated Value in the General Account will become
Collateral for a loan only to the extent that the Accumulated Value in the Separate Account is insufficient. Please note that if your Policy is participating in the Illuminations program described under “Optional ‘Illuminations’
Investment Advisory Service”, above, and you allocate the loan pro rata among the subaccounts in the Policy, the proportionate allocations recommended by FundQuest for your Policy will not be disturbed. If, on the other hand, you allocate the loan to specific portfolios, the Policy will depart from the recommended allocations. However, if the Policy remains in the Illuminations program, at the next semi-annual rebalancing date the remaining
Accumulated Value will be rebalanced back to the recommended model.

The Collateral for a Policy loan will initially be the loan amount. Loan interest will be added to the Policy loan. We will take additional Collateral for the loan interest pro rata from the subaccounts of the Separate Account, and then, if the amounts in the Separate Account are insufficient, from the non-loaned portion of the General Account. At any time, the amount of the outstanding loan under a Policy equals the sum of all loans (including due and unpaid interest added to the loan balance) minus any loan repayments.

Interest Credited to Amounts Held as Collateral. As long as the Policy is in force, we will credit the amount held in the General Account as Collateral with interest at effective annual rates we declare, but not less than 3% or such higher minimum rate required under state law. We currently intend to credit the amount held in the General
Account as Collateral for Policy Loans at a fixed rate of 5% per year, but this is not guaranteed.

Effect of Policy Loan. Policy loans, whether or not repaid, will have a permanent effect on the Accumulated Value and the Cash Surrender Value, and may permanently affect the Death Benefit of your Policy. The effect on the
Accumulated Value and Death Benefit could be favorable or unfavorable. It will depend on whether the investment performance of the subaccounts, and the interest credited to the non-loaned Accumulated Value in the General
Account, is less than or greater than the interest being credited on the amounts held as Collateral in the General
Account. Compared to a Policy under which no loan is made, values under a Policy will be lower when the credited interest rate on Collateral is less than the investment experience of assets held in the Separate Account and interest credited to the non-loaned Accumulated Value in the General Account. The longer a loan is outstanding, the greater the effect a Policy loan is likely to have. The Death Benefit will be reduced by the amount of any outstanding
Policy loan.

Loan Repayments. We will assume that any payments you make while there is an outstanding Policy loan are premium payments, rather than loan repayments, unless you specify in writing that a payment is a loan repayment.
In the event of a loan repayment, the amount held as Collateral in the General Account will be reduced by an amount equal to the repayment, and such amount will be transferred to the subaccounts of the Separate Account and to the non-loaned portion of the General Account based on the Net Premium allocations in effect at the time of the repayment.

Lapse With Loans Outstanding. The amount of an outstanding loan under a Policy plus any accrued interest on outstanding loans is not part of Cash Surrender Value. Therefore, the larger the amount of an outstanding loan, the more likely it is that the Policy could lapse. (See “Risk of Lapse,” above and “ Lapse and Reinstatement,” below.)
In addition, if the Policy is not a Modified Endowment Contract, lapse of the Policy with outstanding loans may result in adverse federal income tax consequences. (See “Federal Tax Considerations - Tax Treatment of Policy
Benefits,” below.)

IRC § 1035 Exchanges of Policies with Existing Policy Loans. We will accept transfers of existing Policy loans on
Policies that qualify as § 1035 exchanges. The loan will be limited to 50% of the Accumulated Value of the transfer. The Accumulation Value held as Collateral for the loan will be placed in the General Account.

Tax Considerations. Any loans taken from a Modified Endowment Contract will be treated as a taxable distribution.
In addition, with certain exceptions, a 10% additional income tax penalty will be imposed on the portion of any loan taken from a Modified Endowment Contract that is included in income. (See “Federal Tax Considerations – Tax
Treatment of Policy Benefits - Distributions Other Than Death Benefits from Modified Endowment Contracts,”
below.)

Maximum Amount You May Borrow

State	Maximum Amount You May Borrow (“Loan
Value”)

Vermont
Texas	The Loan Value on any day is equal to:
Indiana
Maine	the Accumulated Value on such day; less
Virginia	the Surrender Charge on such day, if applicable.
Minnesota
South Carolina
Florida

SURRENDERS AND WITHDRAWALS

You may surrender your Policy for its Cash Surrender Value at any time before the death of the Insured. The Cash
Surrender Value is the Accumulated Value minus any Policy loan and accrued interest and less any Surrender
Charge. We will calculate the Cash Surrender Value on the Valuation Day we receive, at our Home Office, your signed written surrender request deemed by us to be in good order, and the Policy. You may not request a surrender over the telephone or by facsimile. Coverage under the Policy will end on the day you mail or otherwise send your written surrender request and the Policy to us. We will ordinarily mail surrender proceeds to you within seven days when we receive your request in good order. However, in cases where you surrender your Policy within 30 days making a premium payment by check or through a check-o-matic payment option (i.e., automatic scheduled
Withdrawals from a bank account), and we are unable to confirm that such payment has cleared, we may withhold an amount equal to such payment from your surrender proceeds until we are able to confirm that the payment item has cleared, but for no more than 30 days from our receipt of the payment item. You may avoid the possibility of this holdback by making premium payments by unconditional means, such as by certified check or wire transfer of immediately available funds. For a discussion of the payment of proceeds from a surrender request, see “Payment
Proceeds”, above.

A surrender may have federal income tax consequences. (See “Federal Tax Considerations - Tax Treatment of
Policy Benefits,” below).

You may also withdraw a portion of your Policy’s Cash Surrender Value at any time before the death of the Insured and, except for employee benefit plans, after the first Policy Anniversary, by writing us at our Home Office. The minimum amount which you may withdraw is $500, except for employee benefit plans, where the minimum is $100.
The maximum Withdrawal is the Cash Surrender Value on the date of receipt of the Withdrawal request, minus three times the Monthly Deduction for the most recent Monthly Policy Date. A Withdrawal charge of $25 may be deducted from the amount of the Withdrawal. For a discussion of the Withdrawal charge, see “Charges and
Deductions - Withdrawal Charge”, below.

You may specify how you would like us to take a Withdrawal from the subaccounts of the Separate Account. If you do not so specify, we will take the Withdrawal from the subaccounts in proportion to the Accumulated Value in each subaccount. If the Accumulated Value in one or more subaccounts is insufficient to carry out your instructions, we will not process the Withdrawal until we receive further instructions from you. You may take Withdrawals from the
General Account only after the Accumulated Value in the Separate Account has been exhausted. If your Policy is participating in the Illuminations program described under “Optional ‘Illuminations’ Investment Advisory Service”,
above, and you allocate the Withdrawal pro rata among the subaccounts in the Policy, the proportionate allocations recommended by FundQuest for your Policy will not be disturbed. If, on the other hand, you allocate the
Withdrawal to specific portfolios, the Policy will depart from the recommended allocations. However, if the Policy remains in the Illuminations program, at the next semi-annual rebalancing date the remaining Accumulated Value will be rebalanced back to the recommended model.

The effect of a Withdrawal on the Death Benefit and Face Amount will vary depending upon the Death Benefit option in effect and whether the Unadjusted Death Benefit is based on the applicable percentage of Accumulated
Value. (See “Death Benefit Options,” above.)

Option A. A Withdrawal will reduce the Face Amount of the Policy by the amount of the Withdrawal. Examples of the effect of a Withdrawal on the Face Amount and Unadjusted Death Benefit under Option A are described as follows:

For the purposes of the following examples, assume that the Attained Age of the Insured is under 40, the
GPT was elected, and there is no indebtedness. The applicable percentage is 250% for an Insured with an
Attained Age under 40.

Under Option A, a Policy with a Face Amount of $300,000 and an Accumulated Value of $30,000 will have an Unadjusted Death Benefit of $300,000. Assume that you take a Withdrawal of $10,000 The
Withdrawal will reduce the Accumulated Value to $20,000 ($30,000 - $10,000) and the Face Amount to
$290,000 ($300,000 - $10,000). As a result, the Unadjusted Death Benefit following the Withdrawal will be $290,000 (i.e., a reduction of $10,000).

If the Unadjusted Death Benefit immediately prior to the Withdrawal is based on the applicable percentage of Accumulated Value, the Unadjusted Death Benefit will be reduced to equal the greater of
(a) the Face Amount after deducting the amount of the Withdrawal and (b) the applicable percentage of
Accumulated Value after deducting the amount of the Withdrawal.

Under Option A, a Policy with a Face Amount of $300,000 and an Accumulated Value of $150,000 will have an Unadjusted Death Benefit of $375,000 ($150,000 x 2.50) . Assume that you take a Withdrawal of
$10,000. The Withdrawal will reduce the Accumulated Value to $140,000 ($150,000 - $10,000) and the
Face Amount to $290,000 ($300,000 - $10,000). The Unadjusted Death Benefit following the
Withdrawal is equal to the greater of (a) the Face Amount, or $290,000, and (b) the applicable percentage of the Accumulated Value, or $350,000 ($140,000 x 2.50) . Therefore, the Unadjusted Death Benefit will be $350,000 following the Withdrawal (i.e., a reduction of $25,000).

Option B. The Face Amount will never be decreased by a Withdrawal. A Withdrawal will, however, always decrease the Death Benefit.

If the Unadjusted Death Benefit equals the Face Amount plus the Accumulated Value, a Withdrawal will reduce the Accumulated Value by the amount of the Withdrawal and thus the Unadjusted Death Benefit will also be reduced by the amount of the Withdrawal.

For the purposes of the following examples, assume that the Attained Age of the Insured is under 40, the
GPT was elected, and there is no indebtedness. The applicable percentage is 250% for an Insured with an
Attained Age under 40.

Under Option B, a Policy with a Face Amount of $300,000 and an Accumulated Value of $90,000 will have an Unadjusted Death Benefit of $390,000 ($300,000 + $90,000). Assume you take a Withdrawal of
$20,000. The Withdrawal will reduce the Accumulated Value to $70,000 ($90,000 - $20,000). As a
result, the Unadjusted Death Benefit will be $370,000 (i.e., a reduction of $20,000). The Face Amount is unchanged.

If the Unadjusted Death Benefit immediately prior to the Withdrawal is based on the applicable percentage of Accumulated Value, the Unadjusted Death Benefit will be reduced to equal the greater of
(a) the Face Amount plus the Accumulated Value after deducting the amount of the Withdrawal and (b)
the applicable percentage of Accumulated Value after deducting the amount of the Withdrawal.

Under Option B, a Policy with a Face Amount of $300,000 and an Accumulated Value of $210,000 will have an Unadjusted Death Benefit of $525,000 ($210,000 X 2.50) . Assume you take a Withdrawal of
$60,000. The Withdrawal will reduce the Accumulated Value to $150,000 ($210,000 - $60,000), and the
Unadjusted Death Benefit to the greater of (a) the Face Amount plus the Accumulated Value, or
$450,000 ($300,000 + $150,000) and (b) the applicable percentage of the Accumulated Value, or
$375,000 ($150,000 X 2.50) . Therefore, the Unadjusted Death Benefit will be $450,000 (i.e., a reduction of $75,000). The Face Amount is unchanged.

Any decrease in Face Amount due to a Withdrawal will first reduce the most recent increase in Face Amount, then the most recent increases, successively, and lastly, the Initial Face Amount.

Because a Withdrawal can affect the Face Amount and the Unadjusted Death Benefit as described above, a
Withdrawal may also affect the Net Amount at Risk which is used to calculate the cost of insurance charge under the
Policy. (See “Cost of Insurance Charge,” above.) Because a Withdrawal reduces the Accumulated Value, the Cash
Surrender Value of the Policy is reduced, thereby increasing the likelihood that the Policy will lapse. (See “Lapse and Reinstatement,” below.) A request for Withdrawal may not be allowed if such Withdrawal would reduce the
Face Amount below the Minimum Face Amount for the Policy. Also, if a Withdrawal would result in cumulative premiums exceeding the maximum premium limitations applicable under the Code for life insurance, we will not allow the Withdrawal.

You may request a Withdrawal only by sending a signed written request to us at our Home Office or, partial
Withdrawals, by facsimile. You may not request a Withdrawal over the telephone. We will ordinarily pay a
Withdrawal within seven days of receiving at our Home Office a valid Withdrawal request.

A Withdrawal of Cash Surrender Value may have federal income tax consequences. (See “Federal Tax
Considerations - Tax Treatment of Policy Benefits,” below.)

Owners of Policies being used in qualified retirement plans should be aware that the Policy does not contain any provision for a refund of premium in the event that premiums in excess of those permitted by the “incidental insurance” rules are paid. In the event that a Withdrawal is necessary to bring a Policy into compliance with the
“incidental insurance” rules, we will waive any Withdrawal charge in connection with such Withdrawal. However, such Owners should be aware that it is possible that the Cash Surrender Value of the Policy will not be sufficient to permit a Withdrawal in the amount necessary to bring the Policy into compliance.

LAPSE AND REINSTATEMENT

Lapse. If on any Monthly Policy Date the Cash Surrender Value is insufficient to cover the Monthly Deduction for the most recent Monthly Policy Date and any other charges due under the Policy, the Policy will enter a 61- day
Grace Period and then could lapse.

The lapse could occur for a number of reasons, including: (1) if the investment returns on your chosen subaccounts are lower than anticipated; (2) if you do not pay premiums at the levels you planned; or (3) if you take Policy loans.

Before it lapses the Policy will enter a 61-day Grace Period unless:

1)	the Policy is within the Policy Protection Period (the first five Policy Years); and

2)	the Accumulated Value less any debt is greater than the Monthly Deduction for the most recent Monthly Policy Date and any other charges due; and

3)	the cumulative premiums paid since the Policy’s Issue Date, less any Withdrawals and less any debt are greater than or equal to the cumulative Minimum Monthly Premiums due since the Policy’s Issue Date.

Another situation in which your Policy will not lapse is if you elect and exercise the overloan protection rider, subject to certain conditions.

The Policy will not enter a Grace Period solely due to the failure to make a premium payment.

The Grace Period shall be 61 days, and the Policy shall remain in force during the Grace Period. We will mail you a notice of the premium required to keep the Policy in force.

During the Policy Protection Period, the premium needed to keep the Policy in force beyond a Grace Period shall equal the greater of:

1)	the premium which will be sufficient to produce an Accumulated Value, net of debt, equal to two times the Monthly Deduction due at the beginning of the Grace Period, or

2)	an amount equal to :

the cumulative Minimum Monthly Premiums due at the start of the Grace Period; plus three times the Minimum Monthly Premium in effect at the beginning of the Grace Period; plus all Withdrawals; plus

any debt; less

all premiums paid.

However, in no case shall the premium needed to keep the Policy in force beyond a Grace Period be greater than the premium sufficient to produce a Cash Surrender Value equal to three times the Monthly Deduction due at the start of the Grace Period.

After the Policy Protection Period, the premium needed to keep the Policy in force beyond a Grace Period shall be~~:~~
the premium sufficient to produce a Cash Surrender Value equal to three times the Monthly Deduction due at the start of the Grace Period.

Examples:

During the Policy Protection Period

Assume the following: (a) a Policy enters a Grace Period at the beginning of the 18th month; (b) the cumulative premium paid is $2,600; (c) the Cash Surrender Value is not enough to cover deductions; (d) the
Accumulated Value at the time the premium is paid to keep the Policy in force is $1,500.00; (e) at the beginning of the Grace Period the Monthly Deduction due is $75.00; (f) the Minimum Monthly Premium is
$150.00; and (g) the Surrender Charge at the time the premium is paid to keep the Policy in force is
$6,500.00.

In order to determine the premium needed to keep the Policy in force beyond a Grace Period, we first need to make the two calculations described above:

1). Two times the Monthly Deduction due at the beginning of the Grace Period equals $150.00 ($75.00 x 2).
Therefore, the premium sufficient to produce an Accumulated Value equal to two times the Monthly
Deduction is $150.00 – $1,500.00. However, this produces a negative number, and the amount of premium needed to keep the Policy in force cannot be less than $0. In this example, then, the premium sufficient to produce an Accumulated Value equal to two times the Monthly Deduction is $0.

2). An amount equal to:

  The cumulative Minimum Monthly Premiums due at the start of the Grace Period, which in this example is $2,700.00 ($150.00 x 18)~~.~~; plus
  Three times the Minimum Monthly Premium in effect at the start of the Grace Period, which in this example is $450.00 ($150.00 x 3); plus
  all Withdrawals, which in this example is $0; plus
  any debt, which in this example is $0; minus
  The cumulative premium paid, which in this example is $2,600.00.

The total of these amounts is $550.00 ($2,700.00 + $450.00 + $0 + $0 - $2,600.00) .

Therefore, having done the first two calculations above, the premium needed to keep the Policy in force beyond a Grace Period equals $550.00 (the greater of $0 or $550.00) .

However, the amount cannot be more than the premium sufficient to produce a Cash Surrender Value equal to three times the Monthly Deductions due at the start of the Grace Period.

The premium sufficient to produce a Cash Surrender Value equal to three times the Monthly
Deduction due at the beginning of the Grace Period is equal to:

  three times the Monthly Deduction due at the beginning of the Grace Period, which is $225.00 ($75.00 x 3); minus the Accumulated Value at the time the premium is paid to keep the Policy in force, which is $1,500.00; plus the Surrender Charge at the time the premium is paid to keep the Policy in force, which is $6,500.00

The total of these amounts $5,225.00 ($225.00 – $1,500.00 +$6,500.00) .

Therefore, the premium required to keep the Policy in force beyond a Grace Period will be $550.00. This amount is the greater of 1). or 2). and is not greater than $5,225.00 (the premium sufficient to produce a Cash
Surrender Value equal to three times the Monthly Deduction due at the beginning of the Grace Period).

After the Policy Protection Period

Assume the following: (a) a Policy enters a Grace Period during the eighth Policy Year; (b) at the beginning of the Grace Period the Monthly Deduction due is $120.00; (c) the Accumulated Value at the time the premium is paid to keep the Policy in force equals $1,500.00; and (d) the Surrender Charge at the time the premium is paid to keep the Policy in force is $1,400.00.

In order to determine the premium needed to keep the Policy in force beyond a Grace Period, we need to calculate:

  Three times the Monthly Deduction due at the beginning of the Grace Period, which is $360.00 ($120.00 x 3).

The premium sufficient to produce a Cash Surrender Value equal to $360.00 (three times the Monthly
Deduction due at the beginning of the Grace Period) equals:

  three times the Monthly Deduction due at the beginning of the Grace Period, which is $360.00; minus the Accumulated Value at the time the premium is paid to keep the Policy in force, which is $1,500.00; plus the Surrender Charge at the time the premium is paid to keep the Policy in force, which is $1,400.00

The total of these amounts is $260.00 ($360.00 – $1,500.00 + $1,400.00) and therefore the premium sufficient to produce a Cash Surrender Value equal to three times the Monthly Deduction due at the start of the Grace Period, is $260.00 ($360.00 – $1,500.00 + $1,400.00) .

If the premium needed to keep the Policy in force is not paid by the later of the last day of the Grace Period or the
61st day after the notice of premium required to keep the Policy in force is sent, the Policy shall terminate without value. However, we will not terminate the Policy at the end of the Grace Period if a claim begins under the waiver of Monthly Deductions rider.

Reinstatement. A Policy that lapses without value may be reinstated at any time within five years (or any longer period required in a particular state) after the beginning of the Grace Period. To do so, you must submit evidence of the Insured’s insurability satisfactory to us and pay a sufficient reinstatement premium. The effective date of reinstatement, unless otherwise required by state law, will be the Monthly Policy Date on or next following the date your reinstatement application is approved. The Policy will be reinstated with the same Date of Issue as it had prior to the lapse. The amount required to reinstate your Policy depends on whether or not your Policy is in the Policy
Protection Period.

If reinstatement occurs during a Policy Protection Period, the required reinstatement payment shall be an amount equal to the greater of:

1)	the premium which will be sufficient to produce an Accumulated Value, net of debt, equal to four times the Monthly Deduction due on the date the Grace Period began, or

2)	an amount equal to~~:~~:

the cumulative Minimum Monthly Premiums due at the start of the Grace Period, plus three times the Minimum Monthly Premium due at the start of the Grace Period, plus all Withdrawals; plus

any debt; less

all premiums paid.

However, in no case shall the reinstatement payment be more than the premium which will make the Cash
Surrender Value sufficient to provide:

(a)	two times the Monthly Deduction due on the date the Grace Period began; plus

(b)	three times the Monthly Deduction due on the date of reinstatement.

If reinstatement occurs after the Policy Protection Period, the required reinstatement payment shall be an amount which will make the Cash Surrender Value sufficient to provide:

1)	two times the Monthly Deduction due on the date the Grace Period began; plus

2)	three times the Monthly Deduction due on the date of reinstatement.

The duration of a reinstated Policy will be computed without regard to the period between the final lapse date and the reinstatement date for the purpose of assigning Surrender Charges and Monthly Expense Charges.

Examples:

During the Policy Protection Period

Assume the following: (a) a Policy enters a Grace Period during the second Policy Year; (b) at the beginning of the Grace Period the Monthly Deduction due is $75.00 and the Minimum Monthly Premium is $150.00; (c) at
the time of reinstatement the Monthly Deduction due is $100.00; (d) the Accumulated Value at the time of reinstatement is $1,500.00; (e) the Surrender Charge at the time of reinstatement equals $~~.~~6,500.00; and (f) the total premiums paid equals $3,000.00.

In order to determine the required reinstatement payment, we first need to make the two calculations described above:

1). To determine the premium which will be sufficient to produce an Accumulated Value equal to four times the Monthly Deduction due at the beginning of the Grace Period, one must multiply the Monthly Deduction due at the beginning of the Grace Period by four, which is $300.00 ($75.00 x 4).

Based on the assumptions above, the premium required to produce an Accumulated Value equal to four times the Monthly Deduction due at the beginning of the Grace Period is $300.00 (four times the Monthly
Deduction due at the beginning of the Grace Period) minus $1,500.00 (the Accumulated Value at the time of reinstatement). However, this produces a negative number, and the amount of the reinstatement payment cannot be less than $0. Therefore, the reinstatement payment required to produce an Accumulated Value equal to four times the Monthly Deduction due at the beginning of the Grace Period is equal to $0.

2). An amount equal to:

  The cumulative Minimum Monthly Premiums due at the start of Grace Period, which is $2,700.00 ($150.00 x 18); plus
  Three times the Minimum Monthly Premium in effect at the start of the Grace Period, which is $450.00 ($150.00 x 3); plus all Withdrawals, which is $0; plus
  any debt, which is $0; less
  all total premiums paid, which is $3,000.00.

The total of these amounts is $150.00 ($2,700.00 + $450.00 + $0 +$0 – $3,000.00) .

Therefore, having done the first two calculations above, the reinstatement payment equals $150.00 (the greater of $150.00 and $0).

However, in no case shall the reinstatement payment be more than the premium which will make the Cash
Surrender Value sufficient to provide:

  Two times the Monthly Deduction due at the beginning of the Grace Period, which is $150.00 ($75.00 x 2); plus
  Three times the Monthly Deduction due on the date of reinstatement, which is $300.00 ($100.00 x 3).

The premium sufficient to produce a Cash Surrender Value equal to $450.00 ($150.00 + $300.00) on the date of reinstatement equals:

  two times the Monthly Deduction due at the beginning of the Grace Period, which is $150.00 plus;
  three times the Monthly Deduction due on the date of reinstatement, which is $300,00; minus four times the Monthly Deduction due at the beginning of the Grace Period, which is $300.00; plus the Surrender Charge at the time of reinstatement, which is $6,500.00.

The total of these amounts is $5,300.00 ($150.00 + $300.00 – $300.00 + $6,500.00)) .

Therefore, the reinstatement payment required to keep the Policy in force will be $150.00. This amount is the greater of 1). or 2). and is not greater than $5,300.00 (the premium sufficient to produce a Cash Surrender
Value equal to two times the Monthly Deduction due at the beginning of the Grace Period plus three times the
Monthly Deduction due on the date of reinstatement).

After the Policy Protection Period
Assume the following: (a) a Policy enters a Grace Period during the eighth Policy Year; (b) at the beginning of the Grace Period the Monthly Deduction due is $120.00; (c) at the time of reinstatement the Monthly Deduction due is $130.00; (d) the Accumulated Value at the time of reinstatement is $1,500.00; and (e) the Surrender
Charge at the time of reinstatement is $1,400.00.

In order to determine the reinstatement payment to keep the Policy in force beyond a Grace Period, one must calculate:

The reinstatement payment that will make the Cash Surrender Value sufficient to provide:

  Two times the Monthly Deduction due at the beginning of the Grace Period, which is $240.00 ($120.00 x 2); plus
  Three times the Monthly Deduction due on the date of reinstatement, which is $390.00 ($130.00 x 3).

The premium sufficient to produce a Cash Surrender Value equal to $530.00 ($240.00 + $390.00) equals:

  two times the Monthly Deduction due at the beginning of the Grace Period, which is $240.00; plus three times the Monthly Deduction due on the date of reinstatement, which is $390.00; minus the Accumulated Value at the time of reinstatement, which is $1,500.00; plus the Surrender Charge at the time of reinstatement, which is $1,400.00.

The total of these amounts is $530.00 ($240.00 + $390.00 – $1,500.00 + $1,400.00) .

However, if the calculations above produce a negative number, the amount of reinstatement payment will be $0.

Upon reinstatement, the Accumulated Value of the Policy at the time of final lapse will be restored along with the
Accumulated Value available for deductions at the time that the Grace Period began, the schedule of Surrender
Charges for the policy months following the date the Grace Period began shall become the schedule of Surrender
Charges for the policy months following the date of reinstatement, the schedule of Monthly Expense Charges for the policy months following the date the Grace Period began shall become the schedule of Monthly Expense Charges for the policy months following the date of reinstatement and the months remaining in the Policy Protection Period at the time of final lapse will be restored.

Reduced Paid-Up Benefit Provision for Residents of Certain States. In Massachusetts, Florida, Wisconsin and
Wyoming, the Owner of the Policy may, by written request to us, elect to apply the Cash Surrender Value to purchase paid-up life insurance. The amount of insurance and its value going forward will be based on a 3% interest rate and the mortality table stated in the data section of the Policy.

In New York, the Owner of the Policy may, by written request to us, elect to continue the Policy as paid-up life insurance. All or a portion of the Cash Surrender Value will be applied to purchase paid-up insurance and the rest will be paid out as cash. The cash payout is determined such that the amount of cash received plus the Face Amount of your new paid-up insurance does not exceed the Death Benefit in force at the time this option is elected. The amount of insurance and its value going forward will be calculated based on 3% interest rate and the mortality table stated in the data section of the Policy.

CHARGES AND DEDUCTIONS

We deduct the charges described below from your premium payments or your Policy Value. Certain of the charges depend on a number of variables. The charges are for the services and benefits provided, costs and expenses incurred and risks assumed by us under the Policy. We intend to profit from these charges.

Services and benefits we provide include:

  the Death Benefits, cash and loan benefits provided by the Policy;
  the funding choices, including Net Premium allocations, dollar-cost averaging programs, and automatic asset rebalancing programs, and Illuminations investment advisory service;
  the administration of various elective options under the Policy (including any riders); and
  the distribution of various reports to Owners.

Costs and Expenses we incur include:

  those associated with underwriting applications and changes in Face Amount and any rider;
  various overhead and other expenses associated with providing the services and benefits provided by the
  Policy (and any rider);
  sales and marketing expenses;
  other costs of doing business, such as complying with federal and state regulatory requirements.

Risks we assume include the risks that:

  Insureds may die sooner than estimated, resulting in the payment of greater Death Benefits than expected; and
  the costs of providing the services and benefits under the Policy (and any riders) will exceed the charges deducted.

We use all of the charges we deduct to pay aggregate Policy costs and expenses, including a profit to us, that we incur in providing the services and benefits under the Policy and assuming the risks associated with the Policy.

Percent of Premium Expense Charge

We will deduct 6% from each premium payment prior to allocation of Net Premiums. This may be used to cover state premium taxes, the federal DAC Tax, and certain sales and marketing expenses. We may profit from this charge and may use the charge for any lawful purpose. The federal DAC Tax is a tax attributable to certain “policy acquisition expenses” under Internal Revenue Code Section 848. Section 848 in effect accelerates the realization of income we receive from the Policies, and therefore the payment of federal income taxes on that income. The economic consequence of Section 848 is, therefore, an increase in the tax burden borne by us that is attributable to the Policies.

Surrender Charge

We impose a Surrender Charge which may be used to cover the costs associated with the sale of a Policy (including commissions paid to broker/dealers) if the Policy is surrendered or lapses at any time before the end of the tenth
Policy Year following issue or a Face Amount increase. We may profit from this charge and may use the charge for any lawful purpose. The amount of the Surrender Charge varies between a maximum of $54.61 per $1,000 of initial or increased Face Amount (based on an Insured who is a female smoker, age 61, during the first Policy Year) and a minimum of $1.35 per $1,000 of initial or increased Face Amount (based on an Insured who is a female nonsmoker, age 0, during the tenth Policy Year).

The first year Surrender Charges are presented in Appendix B to this prospectus for all states except New York and in Appendix C to this prospectus for New York. Both Appendix B and C express the Surrender Charge as a dollar amount per $1,000 of Initial Face Amount. First year Surrender Charges range from $12.90 per $1,000 of Initial
Face Amount for a female Issue Age of 0 in New York to $54.61 per $1,000 of Initial Face Amount for a female elite preferred nonsmoker age 67 in a state other than New York. There will be a Surrender Charge associated with the Initial Face Amount as well as with each subsequent Face Amount increase. Each such portion of the Surrender
Charge will have a duration of ten Policy Years as measured from the issue date of the corresponding Face Amount.
Each portion of the Surrender Charge will be level during each Policy Year and decrease every year through year ten. Surrender Charges in all states except New York decrease linearly by Policy Year until the end of the tenth
Policy Year with some rounding. The Surrender Charge schedule applicable to policies issued in New York is defined as the minimum of two limits. The first of the two limits is computed by amortizing an expense allowance over 10 years; the second limit is calculated as the same expense allowance less the cumulative renewal Monthly
Expense Charges due through the end of the Policy Year. There will be no reduction in Surrender Charges upon a decrease in Face Amount.

Monthly Deductions

We will deduct charges from the Accumulated Value on the Date of Issue and on each Monthly Policy Date. The
Monthly Deduction consists of five components:

1.	the cost of insurance charge;

2.	the Monthly Policy Fee;

3.	the Monthly Expense Charge;

4.	the Monthly Account Value Charge; and

5.	the cost of any additional benefits provided by rider. The monthly charges will be specified in the applicable rider.

Because portions of the Monthly Deduction (such as the cost of insurance charge) vary from month to month, the
Monthly Deduction will also vary. We will take the Monthly Deduction on a pro rata basis from the subaccounts of the Separate Account and the General Account, unless you have requested at the time of application, or later request in writing, that we take the Monthly Deduction from the Money Market Subaccount. If we cannot take a Monthly
Deduction from the Money Market Subaccount, where you have so asked, we will take the amount of the deduction in excess of the Accumulated Value available in the Money Market Subaccount on a pro rata basis from
Accumulated Value in the subaccounts of the Separate Account and the General Account. If your Policy is participating in the Illuminations investment advisory service, we will require that the Monthly Deduction be taken from your Policy on a pro rata basis from the subaccounts of the Separate Account and the General Account.

Cost of Insurance Charge. We will deduct a monthly cost of insurance charge from the Accumulated Value on the
Date of Issue and each Monthly Policy Date until the Insured reaches Attained Age 121 as part of the Monthly
Deduction. The cost of insurance charge is intended to be the primary charge for the Death Benefit provided by your Policy. We calculate the monthly cost of insurance charge by multiplying the applicable cost of insurance rate or rates by the Net Amount at Risk for each policy month. Because both the Net Amount at Risk and the variables that determine the cost of insurance rate, such as the age of the Insured at the time the Policy is issued, sex, Rate
Class and the Duration of the Policy, may vary, the cost of insurance charge will likely be different from month to month. The guaranteed cost of insurance may range from $90.91 to $0.02 per $1,000 of Net Amount at Risk per month. The current cost of insurance charges range from $28.30 to $0.01 per $1,000 of Net Amount at Risk per month.

We may profit from this charge and may use the charge for any lawful purpose.

Net Amount at Risk. The Net Amount at Risk on any Monthly Policy Date is approximately the amount by which the Unadjusted Death Benefit on that Monthly Policy Date exceeds the Accumulated Value. It measures the amount
National Life would have to pay in excess of the Policy’s value if the Insured died. The actual calculation uses the
Unadjusted Death Benefit divided by 1.00246627, to take into account assumed monthly earnings at an annual rate of 3%. We calculate the Net Amount at Risk separately for the Initial Face Amount and any increases in Face
Amount. In determining the Net Amount at Risk for each increment of Face Amount, we first consider the
Accumulated Value part of the Initial Face Amount. If the Accumulated Value exceeds the Initial Face Amount, we consider it as part of any increases in Face Amount in the order such increases took effect.

Any change in the Net Amount at Risk will affect the total cost of insurance charges paid by the Owner.

Guaranteed Maximum Cost of Insurance Rates. The guaranteed maximum cost of insurance rates will be set forth in your Policy, and will be based on:

  the Insured’s Attained Age,
  the Insured’s sex,
  the Insured’s Rate Class, and
  the 2001 Commissioners Standard Ordinary (M/F) Smoker/Nonsmoker U ANB Mortality Tables.

For Policies issued in states which require “unisex” policies or in conjunction with employee benefit plans, the guaranteed maximum cost of insurance rate will be based on the 2001 Commissioners Standard Ordinary (80)
Smoker/Nonsmoker U ANB Mortality Tables, which are gender blended tables. There is no maturity date for the
Policy.

Current Cost of Insurance Rates and How They are Determined. The actual cost of insurance rates used (“current rates”) will depend on:

  the Insured’s Issue Age,
  the Insured’s sex,
  the Insured’s Rate Class, and
  the Policy’s Duration.

We periodically review the adequacy of our current cost of insurance rates and may adjust their level. However, the current rates will never exceed guaranteed maximum cost of insurance rates. Any such modification will be made on a class basis based on the classes initially identified when Policies are issued.

We use separate cost of insurance rates for the Initial Face Amount and any increases in Face Amount. For the
Initial Face Amount we use the Insured’s Issue Age, sex and Rate Class on the Date of Issue. For each subsequent increase in Face Amount, we use the Insured’s Issue Age, sex, and Rate Class at the time of the increase. Cost of
Insurance rates vary by the Policy’s Duration. If the Unadjusted Death Benefit is calculated as the Accumulated
Value times the specified percentage, we use the cost of insurance rate associated with the Initial Face Amount for the amount of the Unadjusted Death Benefit in excess of the total Face Amount for Option A, and in excess of the total Face Amount plus the Accumulated Value for Option B.

We may also issue Policies on a guaranteed or simplified issue basis, where minimal or no medical underwriting is required prior to issuance of a Policy. Current cost of insurance rates for Policies issued on these bases may be higher than current cost of insurance rates for healthy Insureds who undergo medical underwriting.

Rate Class. The Rate Class of the Insured will affect both the guaranteed and current cost of insurance rates. We currently place Insureds into the following Rate Classes:

  elite preferred nonsmoker,
  preferred nonsmoker,
  standard nonsmoker,
  preferred smoker,
  standard smoker, and
  substandard.

Smoker and substandard classes reflect higher mortality risks. In an otherwise identical Policy, an Insured in an elite, preferred or standard class will have a lower cost of insurance rate than an Insured in a substandard class with higher mortality risks. Nonsmoking Insureds will generally incur lower cost of insurance rates than Insureds who are classified as smokers.

Insureds with Issue Ages less than 20 will be placed in the standard nonsmoker class. If the Insured is a known smoker a substandard rating will be added to the Policy.

Monthly Policy Fee. The Monthly Policy Fee is intended to reimburse us for administrative expenses associated with the Policy. We may profit from this charge and may use the charge for any lawful purpose. We will deduct a
Monthly Policy Fee of $7.50 from the Accumulated Value on the Date of Issue and each Monthly Policy Date until the Insured reaches Attained Age 121 as part of the Monthly Deduction.

Monthly Expense Charge. The Monthly Expense Charge is intended to compensate us for administrative expenses and for the insurance coverage provided by the Policy. We may profit from this charge and may use the charge for any lawful purpose, including covering distribution expenses. During the first ten Policy Years and for ten years following an increase in Face Amount, we will deduct a Monthly Expense Charge from the Accumulated Value on the Date of Issue and each Monthly Policy Date as part of the Monthly Deduction. The Monthly Expense Charge is calculated as an amount per thousand of insurance which is determined based on the Initial Face Amount plus any increase in Face Amount. The Monthly Expense Charge rate varies based on the Issue Age, sex, and Rate Class of the Insured and the Initial Face Amount of the Policy.

The Monthly Expense Charge rates will vary with the Initial Face Amount of the Policy in the following bands:

those with Initial Face Amounts less than $250,000;
those with Initial Face Amounts between $250,000 and $999,999, inclusive; and
those with Initial Face Amounts of $1,000,000 and greater.

On both a current and guaranteed basis the Monthly Expense Charge will apply during the first ten years following the Date of Issue for the Monthly Expense Charge associated with the Initial Face Amount and during the first ten years following each increase in Face Amount for the Monthly Expense Charge associated with each increase in
Face Amount. The guaranteed Monthly Expense Charge varies between $2.81 per $1,000 of Face Amount and
$0.08 per $1,000 of Face Amount. Appendix D shows the Monthly Expense Charge per $1,000 for each Issue Age, sex, and Rate Class.

There will be no reduction in the Monthly Expense Charge upon a decrease in Face Amount.

Monthly Account Value Charge. We reserve the right to deduct a Monthly Account Value Charge as part of the
Monthly Deduction. We currently do not plan to assess a charge of this type. The maximum charge we could charge in the future is 0.04% of Accumulated Value each month. We may profit from this charge and may use the charge for any lawful purpose.

Optional Benefit Charges. The Monthly Deduction will include charges for any additional benefits added to the
Policy. We discuss the charges for the riders below. The monthly charges are also specified in the applicable rider and in the “Fee Table” section above. An explanation of what is provided in consideration for each rider can be found in the description of each rider, either in the “Optional Benefits” section below or in the Statement of
Additional Information.

We will deduct a charge for the waiver of monthly deductions rider on the Date of Issue of the Policy and on each
Monthly Policy Date after that date until the Insured reaches Attained Age 65. The charge ranges from $0.27 to
$0.05 per month, multiplied by the Monthly Deduction.

We will deduct the charge for the accidental death benefit rider on the Date of Issue of the Policy and on each
Monthly Policy Date after that date until the Insured reaches Attained Age 70. The charge ranges from $0.18 to
$0.02 per month per $1,000 of the accidental death benefit.

We will deduct the charge for the guaranteed insurability option rider on the Date of Issue of the Policy and on each
Monthly Policy Date after that date until the Insured reaches Attained Age 40. The charge ranges from $0.16 to
$0.02 per month times the option amount.

We will deduct the charge for the accelerated care rider on the Date of Issue of the Policy and on each Monthly
Policy Date after that date until the Insured reaches Attained Age 121. The guaranteed charge ranges from $4.32 to
$0.03 per $1,000 of Net Amount at Risk per month, plus between $0.92 and $0.0007 per dollar of Monthly
Deduction.

We will deduct the charge for the chronic care protection rider on the Date of Issue of the Policy and on each
Monthly Policy Date after that date until the Insured reaches Attained Age 121. The charge ranges from $4.34 to
$0.01 per $1,000 of rider Face Amount per month.

We will deduct the charge for the balance sheet benefit rider on the Date of Issue of the Policy and on each Monthly
Policy Date after that date during the first ten Policy Years and during the first ten Policy Years following an increase in the Face Amount. The charge ranges from $0.12 to $0.02 per $1,000 of Face Amount per month.

We will deduct the charge for the children’s term rider on the Date of Issue of the Policy and on each Monthly
Policy Date after that date until the Policy Anniversary following the last covered dependent child’s 23rd birthday.
The charge is $0.46 per $1,000 of rider Face Amount while the rider is in force regardless of the number of children covered.

We will deduct the charge for the other insured rider on the Date of Issue of the Policy and on each Monthly Policy
Date after that date until the youngest covered other Insured reaches Attained Age 100. The charge ranges from
$38.71 to $0.01 per $1,000 of rider Face Amount per month for each other Insured.

We will deduct the charge for the waiver of specified premium rider on the Date of Issue of the Policy and on each
Monthly Policy Date after that date until the Insured reaches Attained Age 65. The charge ranges from $0.07 to
$0.03 per dollar of waiver benefit per month.

In addition, we will deduct the charge for the overloan protection rider when you exercise the rider. The charge ranges from 4.20% to 0.87% of Accumulated Value.

Withdrawal Charge

Although we do not currently assess such a change, we may assess on each Withdrawal a charge of $25. If assessed, we will deduct this Withdrawal Charge from the Withdrawal amount. The Withdrawal charge is intended to reimburse us for administrative costs associated with processing a Withdrawal.

Transfer Fee

Although we do not currently assess such a charge, we may assess a transfer fee of $25 if the number of transfers exceeds 12 in a given Policy Year. We may also pass through any fees charged by a portfolio as a result of the transfer, including a short-term trading or redemption fee. The transfer fee is intended to reimburse us for administrative costs associated with processing a transfer.

Loan Interest Spread

A loan interest spread is assessed by crediting a lower rate on Accumulated Value held as loan collateral than the rate charged on the outstanding loan. The maximum amount of loan interest spread is 2% of the amount held as
Collateral. We currently plan to offer zero spread loans. A loan interest spread is not a fee.

Projection Report Charge

Although we do not currently assess such a charge, we may impose a charge (not to exceed $25) for preparing each projection report you request, after the initial projection report. This report will project future values and future
Death Benefits for the Policy. We will notify you in advance of the amount of the charge. You may elect to pay the charge in advance. If not paid in advance, we will deduct this charge from the subaccounts of the Separate Account and/or the General Account in proportion to their Accumulated Values on the date of the deduction.

Subaccount Tax Charge

We may deduct a subaccount tax charge for taxes and amounts set aside as a reserve for taxes in determining the value of a unit value for each of the subaccounts in the event such a tax is levied on that subaccount in the future.
This charge is currently not assessed.

Other Charges

The Separate Account purchases shares of the portfolios at net asset value. The net asset value of those shares reflects management fees and expenses already deducted from the assets of the portfolios. Historical expense ratio information for the portfolios is presented in the “Fee Tables” section, above. More detailed information is contained in the portfolios’ prospectuses which accompany this prospectus.

We sell the Policies through registered representatives of broker dealers. These registered representatives are also appointed and licensed as our insurance agents. We pay commissions to the broker-dealers for selling the Policies.
You do not directly pay these commissions. We do. We intend to recoup commissions and other sales expenses through fees and charges imposed under the Policies.

OPTIONAL BENEFITS

You may add additional benefits to your Policy by purchasing optional riders. Election of any of these riders involves an additional cost. The riders are subject to the restrictions and limitations set forth in the applicable Policy riders. The following riders are available under the Policy.

  Accelerated Care Rider
  Accelerated Benefit Rider
  Accidental Death Benefit Rider
  Balance Sheet Benefit Rider
  Children’s Term Rider
  Chronic Care Protection Rider
  Guaranteed Insurability Option Rider
  Other Insured Rider
  Overloan Protection Rider
  Qualified Plan Exchange Privilege Rider
  Waiver of Monthly Deductions Rider
  Waiver of Specified Premium Rider

Any one of these riders may not be available in your state and the terms of the rider may vary by state. We describe certain of the riders below. More information about the riders is available from your agent and in the Statement of
Additional Information.

Accelerated Care Rider

We offer an optional accelerated care rider, under which we will make periodic partial prepayments to you of all or a portion of your Death Benefit if the Insured becomes “chronically ill”. If you exercise this rider, any participation in the Illuminations program will terminate. A more complete description of the accelerated care rider is provided in the Statement of Additional Information.

Chronic Care Protection Rider

We also offer an optional chronic care protection rider, which provides benefits to pay for expenses incurred by an
Insured for qualified long-term care services beyond the date on which payments under an accelerated care rider would terminate because the entire Death Benefit of the Policy has been accelerated. A more complete description of the chronic care protection rider is provided in the Statement of Additional Information.

Accelerated Benefit Rider

This rider provides an accelerated Death Benefit prior to the death of the Insured in certain circumstances where a terminal illness or chronic illness creates a need for access to the Death Benefit. Accelerated Death Benefits paid under this rider are discounted. There is no cost for this rider. Again, a more complete description of the accelerated benefit rider is provided in the Statement of Additional Information.

Overloan Protection Rider

If you elect the overloan protection rider, we will guarantee that the Policy will not lapse if you meet the conditions to exercise and exercise the rider before the Policy lapses. There is no charge for electing the rider, but you will be charged if the rider is exercised. See Appendix E for an example of the benefit.

Availability. This rider is available only if the GPT is elected for determining compliance with the federal definition of life insurance.

Mechanics of the Rider. As described in your rider, the rider may be exercised if all the following conditions are met:

3)	the Attained Age of the Insured is greater than or equal to 75; and

4)	the Policy to which the rider is attached has been in force for at least fifteen years from the Policy Date of Issue; and

5)	outstanding debt on the Policy must exceed the total Face Amount of the Policy; and

6)	the outstanding debt divided by the excess of the Accumulated Value over the Surrender Charge exceeds 0.95.

We will send you a notification when these conditions have been met. The rider must be exercised within sixty days of the date we mail notification. If it is not, the rider will terminate.

Other Effects of Exercise. All values from the Separate Account will be transferred to the General Account. No further transfers from the General Account to the Separate Account may be made. No additional premiums may be paid into the Policy. Withdrawals will no longer be allowed. Monthly Deductions will cease. Any additional benefit riders whose monthly cost was included in the Monthly Deductions will terminate. The Policy Death
Benefit Options will be switched to Option A if Option B is in effect. No adjustments will be made to the Policy
Face Amount. No further change in Death Benefit Option and no further loans will be permitted.

Other Possible Products. Features similar to the overloan protection rider are available in other products that do not offer subaccount options, including National Life’s Ultra Select and AssurePlus Protector policies. If you do not plan on making use of the subaccounts offered in Investor Select, then another non-variable universal life policy may be more cost effective for you.

Termination. This rider will terminate on the earliest of:

  the date that your Policy terminates or matures (depending on the state of issue);
  60 days following our mailing of notification that the conditions for exercising this rider have been met; or
  the Monthly Policy Date following the receipt of your request to terminate this rider.

If the overloan protection rider is in force at the time your Policy lapses, you may reinstate the rider when you reinstate your Policy.

Tax matters. With the overloan protection rider, this Policy may be purchased with the intention of accumulating cash value on a tax-free basis for some period (such as, until retirement) and then periodically borrowing from the
Policy without allowing the Policy to lapse. Anyone contemplating the purchase of the Policy with the intention of pursuing this strategy or otherwise exercising the “overloan protection” provided under the rider should be aware that, among other risks, it has not been ruled on by the IRS or the courts and it may be subject to challenge by the
IRS, because it is possible that the loans will be treated as taxable distributions when the rider causes the Policy to convert into a fixed Policy.

Additional information relating to the overloan protection rider is provided in the Statement of Additional
Information.

Balance Sheet Benefit Rider

We offer an optional balance sheet benefit rider, which can be used to increase the Cash Surrender Value of the
Policy during periods when Surrender Charges apply. There is a monthly cost for the rider that will reduce the
Policy’s Accumulated Value and long term Cash Surrender Value relative to a similar Policy without the rider.
Thus, careful consideration should be given before electing this rider. A more complete description of the balance sheet benefit rider is provided in the Statement of Additional Information.

Children’s Term Rider

We offer an optional children’s term rider that provides term insurance for the Face Amount of the rider on all of the
Insured’s dependent children. A more complete description of the children’s term rider is available in the Statement of Additional Information.

Other Insured Rider

We offer an optional other insured rider that provides annual renewable term insurance on up to five other Insureds.
A more complete description of the other insured rider is available in the Statement of Additional Information.

Qualified Plan Exchange Privilege Rider

The qualified plan exchange privilege rider permits the Insured under a Policy owned by a Qualified Pension Plan
(Qualified Pension and Profit Sharing Plans that have met all the requirements under Internal Revenue Code Section
401) to purchase a new life insurance policy without providing evidence of insurability, subject to the terms of the rider, when the original Policy is surrendered by the Plan. There is no charge for this rider. A more complete description of the qualified plan exchange privilege rider is available in the Statement of Additional Information.

Waiver of Specified Premium Rider

If you elect the waiver of specified premium rider, we will pay the specified waiver benefit as a premium into the
Policy on a monthly basis if the Insured becomes totally disabled, subject to certain conditions. A more complete description of the waiver of specified premium rider is available in the Statement of Additional Information.

FEDERAL TAX CONSIDERATIONS

The following summary provides a general description of the federal tax considerations associated with the Policy and does not purport to be complete or to cover all tax situations. This discussion is not intended as tax advice.
Counsel or other competent tax advisors should be consulted for more complete information. This discussion is based upon our understanding of the present federal income tax laws. No representation is made as to the likelihood of continuation of the present federal income tax laws or as to how they may be interpreted by the Internal Revenue
Service.

Tax Status of the Policy

In order to qualify as a life insurance contract for federal income tax purposes and to receive the tax treatment normally accorded life insurance contracts under federal tax law, a life insurance policy must satisfy certain requirements which are set forth in the Internal Revenue Code. Guidance as to how these requirements are to be applied is limited. Nevertheless, National Life believes that a Policy issued on the basis of a standard Rate Class should satisfy the applicable requirements. There is less guidance, however, with respect to a policy issued on a substandard basis (i.e., a Rate Class involving higher than standard mortality risk) and it is not clear whether such a policy will in all cases satisfy the applicable requirements. In addition, in the case of the accelerated death benefit rider, the accelerated care rider, or the chronic care protection rider, the tax qualification consequences of continuing the Policy after a distribution is made are unclear. If it is subsequently determined that a Policy does not satisfy the applicable requirements, National Life may take appropriate steps to bring the Policy into compliance with such requirements and National Life reserves the right to modify the Policy as necessary in order to do so.

In some circumstances, owners of variable contracts who retain excessive control over the investment of the underlying separate account assets may be treated as the owners of those assets and may be subject to tax on income produced by those assets. Although published guidance does not address certain aspects of the Policies, National
Life believes that the owner of a Policy should not be treated as the owner of the underlying assets. While National
Life believes that the Policy does not give Owners investment control over Separate Account assets, we reserve the right to modify the Policy as necessary to prevent the Owner from being treated as the owner of the Separate
Account assets supporting the Policy.

In addition, the Code requires that the investments of the Separate Account be “adequately diversified” in order for the policy to be treated as a life insurance contract for federal income tax purposes. It is intended that the Separate
Account, through the portfolios, will satisfy these diversification requirements.

The following discussion assumes that the Policy will qualify as a life insurance contract for federal tax purposes.

Tax Treatment of Policy Benefits

In General. National Life believes that the Death Benefit under a Policy should generally be excludible from the gross income of the Beneficiary. Federal, state and local estate, inheritance, transfer, and other tax consequences of ownership or receipt of Policy proceeds depend on the circumstances of each Owner or Beneficiary. A tax advisor should be consulted on these consequences.

Depending on the circumstances, the exchange of a Policy, an increase or decrease of a Policy’s Face Amount, a change in the Policy’s Death Benefit Option (e.g., a change from Death Benefit Option A to Death Benefit Option B or vice versa), a Policy loan, a Withdrawal, a surrender, a change in ownership, or an assignment of the Policy may have federal income tax consequences. A tax advisor should be consulted before effecting any of these Policy changes.

Generally, as long as you are not subject to the federal corporate Alternative Minimum Tax, you will not be deemed to be in constructive receipt of the Accumulated Value, including increments thereof, until there is a distribution.
The tax consequences of distributions from, and loans taken from or secured by a Policy depend upon whether the
Policy is classified as a “Modified Endowment Contract”. Whether a Policy is or is not a Modified Endowment
Contract, upon a complete surrender or lapse of a Policy, if the amount received plus the amount of indebtedness exceeds the total investment in the Policy, the excess will generally be treated as ordinary income subject to tax.

Modified Endowment Contracts. Under the Internal Revenue Code, certain life insurance contracts are classified as
Modified Endowment Contracts, with less favorable tax treatment than other life insurance contracts. Due to the flexibility of the Policy as to premiums and benefits, the individual circumstances of each Policy will determine whether it is classified as a Modified Endowment Contract. In general a Policy will be classified as a Modified
Endowment Contract if the amount of premiums paid into the Policy causes the Policy to fail the “7-pay test.” A
Policy will fail the 7-pay test if at any time in the first seven Policy Years, the amount paid in the Policy exceeds the sum of the level premiums that would have been paid at that point under a Policy that provided for paid-up future benefits after the payment of seven level annual payments.

If there is a reduction in the benefits under the Policy during the first seven years, the 7-pay test will have to be reapplied as if the Policy had originally been issued at the reduced Face Amount. If there is a “material change” in the Policy’s benefits or other terms, the Policy may have to be retested as if it were a newly issued Policy. A material change may occur, for example, when there is an increase in the Death Benefit which is due to the payment of an unnecessary premium. Unnecessary premiums are premiums paid into the Policy which are not needed in order to provide a Death Benefit equal to the lowest Death Benefit that was payable in the first seven Policy Years.
To prevent your Policy from becoming a Modified Endowment Contract, it may be necessary to limit premium payments or to limit reductions in benefits. A current or prospective Owner should consult a tax advisor to determine whether a Policy transaction will cause the Policy to be classified as a Modified Endowment Contract.

Distributions Other Than Death Benefits from Modified Endowment Contracts. Policies classified as Modified
Endowment Contracts are subject to the following tax rules:

(1) All distributions other than death benefits from a Modified Endowment Contract, including distributions upon surrender and withdrawals, will be treated first as distributions of gain taxable as ordinary income and as tax-free recovery of the Owner’s investment in the Policy only after all gain has been distributed.

(2) Loans taken from or secured by a Policy classified as a Modified Endowment Contract are treated as distributions and taxed accordingly.

(3) A 10 percent additional income tax is imposed on the amount subject to tax except where the distribution or loan is made when the Owner has attained age 59½ or is disabled, or where the distribution is part of a series of substantially equal periodic payments for the life (or life expectancy) of the Owner or the joint lives (or joint life expectancies) of the Owner and the Owner’s Beneficiary or designated
Beneficiary.

If a Policy becomes a Modified Endowment Contract, all distributions that occur during the Policy Year in which the Policy becomes a Modified Endowment Contract and all subsequent distributions will be taxed as distributions from a Modified Endowment Contract. In addition, distributions from a Policy within two years before it becomes a
Modified Endowment Contract may be taxed in this manner. This means that a distribution made from a Policy that is not a Modified Endowment Contract could later become taxable as a distribution from a Modified Endowment
Contract.

Distributions Other Than Death Benefits from Policies that are not Modified Endowment Contracts. Distributions other than death benefits from a Policy that is not classified as a Modified Endowment Contract are generally treated first as a recovery of the Owner’s investment in the Policy and only after the recovery of all investment in the Policy as taxable income. However, certain distributions which must be made in order to enable the Policy to continue to qualify as a life insurance contract for federal income tax purposes if Policy benefits are reduced during the first 15
Policy Years may be treated in whole or in part as ordinary income subject to tax.

Loans from or secured by a Policy that is not classified as a Modified Endowment Contract are generally not treated as distributions. However, the tax consequences associated with loans (like the loans permitted under the Policy)
with little or no interest rate spread (e.g., wash loans) are less clear and a tax advisor should be consulted about such loans.

Finally, neither distributions from nor loans from or secured by a Policy that is not a Modified Endowment Contract are subject to the 10 percent additional income tax.

Investment in the Policy. Your investment in the Policy is generally your aggregate premium payments. When a distribution is taken from the Policy, your investment in the Policy is reduced by the amount of the distribution that is tax-free, plus, in the case of a Modified Endowment Contract, an outstanding indebtedness that has been subject to tax.

Policy Loans. In general, interest paid on any loan under a Policy will not be deductible. If a Policy loan is outstanding when a Policy is canceled or lapses, the amount of the outstanding indebtedness will be added to the amount distributed and will be taxed accordingly. Before taking out a Policy loan, you should consult a tax adviser as to the tax consequences.

Overloan Protection Rider. Anyone contemplating the purchase of the Policy with the overloan protection rider should be aware that the tax consequences of the overloan protection rider have not been ruled on by the IRS or the courts and it is possible that the IRS could assert that the outstanding loan balance should be treated as a taxable distribution when the overloan protection rider causes the Policy to be converted into a fixed Policy. You should consult a tax adviser as to the tax risks associated with the overloan protection rider. See Appendix C for more information about the rider.

Withholding. To the extent that Policy distributions are taxable, they are generally subject to withholding for the recipient’s federal income tax liability. Recipients can generally elect, however, not to have tax withheld from distributions.

Exchanges. Generally, there are no tax consequences when you exchange one life insurance policy for another, so long as the same person is being insured (a change of the Insured is a taxable event). Paying additional premiums under the new policy may cause it to be treated as a modified endowment contract. The new policy may also lose any “grandfathering” privilege, where you would be exempt from certain legislative or regulatory changes made after your original policy was issued, if you exchange your policy. Distributions made as part of an exchange, or for a certain period before and after an exchange, may be treated as earnings regardless of the status of the policy. You should consult with a tax advisor if you are considering exchanging any life insurance policy.

Life Insurance Purchases by Nonresident Aliens and Foreign Corporations. The discussion above provides general information regarding U.S. federal income tax consequences to life insurance purchasers that are U.S. citizens or residents. Purchasers that are not U.S. citizens or residents will generally be subject to U.S. federal withholding tax on taxable distributions from life insurance policies at a 30% rate, unless a lower treaty rate applies. In addition, purchasers may be subject to state and/or municipal taxes and taxes that may be imposed by the purchaser’s country of citizenship or residence. Prospective purchasers are advised to consult with a qualified tax adviser regarding U.S.
state, and foreign taxation with respect to a life insurance policy purchase. The Policy is not for sale outside of the
U.S.

Multiple Policies. All Modified Endowment Contracts that are issued by National Life (or its affiliates) to the same
Owner during any calendar year are treated as one Modified Endowment Contract for purposes of determining the amount includible in the Owner’s income when a taxable distribution occurs.

Business Uses of the Policy. Businesses can use the Policy in various arrangements, including nonqualified deferred compensation or salary continuance plans, split dollar insurance plans, executive bonus plans, tax exempt and nonexempt welfare benefit plans, retiree medical benefit plans and others. The tax consequences of such plans may vary depending on the particular facts and circumstances. If you are purchasing the Policy for any arrangement the value of which depends in part on its tax consequences, you should consult a qualified tax adviser. In recent years, moreover, Congress has adopted rules relating to life insurance owned by businesses and the IRS has issued guidance regarding split dollar insurance. Any business contemplating the purchase of a new Policy or a change in an existing Policy should consult a tax adviser.

Employer-owned life insurance contracts. Pursuant to recently enacted section 101(j) of the Code, unless certain eligibility, notice and consent requirements are satisfied, the amount excludible as a death benefit payment under an employer-owned life insurance contract will generally be limited to the premiums paid for such contract (although certain exceptions may apply in specific circumstances). An employer-owned life insurance contract is a life insurance contract owned by an employer that insures an employee of the employer and where the employer is a direct or indirect beneficiary under such contact. It is the employer’s responsibility to verify the eligibility of the intended Insured under employer-owned life insurance contracts and to provide the notices and obtain the consents required by section 101(j). These requirements generally apply to employer-owned life insurance contracts issued or materially modified after August 17, 2006. A tax adviser should be consulted by anyone considering the purchase or modification of an employer-owned life insurance contract.

Non-Individual Owners and Business Beneficiaries of Policies. If a Policy is owned or held by a corporation, trust or other non-natural person, this could jeopardize some (or all) of such entity’s interest deduction under Code
Section 264, even where such entity’s indebtedness is in no way connected to the Policy. In addition, if a business
(other than a sole proprietorship) is directly or indirectly a Beneficiary of a Policy, this Policy could be treated as held by the business for purposes of the Section 264(f) entity-holder rules. Therefore, it would be advisable to consult with a qualified tax advisor before any non-natural person is made an Owner or holder of a Policy, or before a business (other than a sole proprietorship) is made a Beneficiary of a Policy.

Split Dollar Arrangements. The IRS and the Treasury Department have issued guidance that substantially affects split-dollar arrangements. Consult a qualified tax adviser before entering into or paying additional premiums with respect to such arrangements.

Additionally the Sarbanes-Oxley Act of 2002 (the “Act”) prohibits, with limited exceptions, publicly traded companies, including non-U.S. companies that have securities listed on exchanges in the United States, from extending, directly or through a subsidiary, many types of personal loans to their directors or executive officers. It is possible that this prohibition may be interpreted as applying to split-dollar life insurance policies for directors and executive officers of such companies, because such insurance arguably can be viewed as involving a loan from the employer for at least some purposes.

Although the prohibition on loans is generally effective as of July 30, 2002, there is an exception for loans outstanding as of the date of enactment, as long as there is no material modification to the loan terms and the loan is not renewed after July 30, 2002. Any affected business contemplating the payment of a premium on an existing

Policy, or the purchase of a new Policy, in connection with a split-dollar life insurance arrangement should consult legal counsel.

Alternative Minimum Tax. There may be an indirect tax upon the income in the Policy or the proceeds of a Policy under the federal corporate alternative minimum tax, if the Owner is subject to that tax.

Estate, Gift and Generation-Skipping Transfer Taxes. The transfer of the Policy or designation of a Beneficiary may have federal, state, and/or local transfer and inheritance tax consequences, including the imposition of gift, estate, and generation-skipping transfer taxes. For example, when the Insured dies, the death proceeds will generally be includable in the Owner’s estate for purposes of federal estate tax if the Insured owned the Policy. If the Owner was not the Insured, the fair market value of the Policy would be included in the Owner’s estate upon the Owner’s death.
The Policy would not be includable in the Insured’s estate if the Insured neither retained incidents of ownership at death nor had given up ownership within three years before death.

Moreover, under certain circumstances, the Code may impose a “generation skipping transfer tax” when all or part of a life insurance Policy is transferred to, or a Death Benefit is paid to, an individual two or more generations younger than the Owner. Regulations issued under the Code may require us to deduct the tax from your Policy, or from any applicable payment, and pay it directly to the IRS.

Qualified tax advisers should be consulted concerning the estate and gift tax consequences of Policy ownership and distributions under federal, state and local law. The individual situation of each Owner or Beneficiary will determine the extent, if any, to which federal, state, and local transfer and inheritance taxes may be imposed and how ownership or receipt of Policy proceeds will be treated for purposes of federal, state and local estate, inheritance, generation skipping and other taxes.

Economic Growth and Tax Relief Reconciliation Act of 2001. The Economic Growth and Tax Relief Reconciliation
Act of 2001 (“EGTRRA”) repealed the federal estate tax and replaced it with a carryover basis income tax regime effective for estates of decedents dying after December 31, 2009. EGTRRA also repealed the generation skipping transfer tax, but not the gift tax, for transfers made after December 31, 2009. EGTRRA contains a sunset provision, which essentially returns the federal estate, gift and generation-skipping transfer taxes to their pre-EGTRRA form, beginning in 2011. Congress may or may not enact permanent repeal between now and then.

During the period prior to 2010, EGTRRA provides for periodic decreases in the maximum estate tax rate coupled with periodic increases in the estate tax exemption. For 2008, the maximum estate tax rate is 45% and the estate tax exemption is $2,000,000.

The complexity of the tax law, along with uncertainty as to how it might be modified in coming years, underscores the importance of seeking guidance from a qualified advisor to help ensure that your estate plan adequately addresses your needs and that of your beneficiaries under all possible scenarios.

Tax Consequences Associated with Accelerated Death Benefit, Accelerated Care and Chronic Care Protection
Riders. For a discussion of the tax consequences associated with these riders, see the detailed discussion for each of these riders in the SAI.

Continuation Beyond Age 100. The tax consequences of continuing the Policy beyond the Insured’s 100th year are unclear. You should consult a tax adviser if you intend to keep the Policy in force beyond the Insured’s 100th year.

Foreign Tax Credits. We may benefit from any foreign tax credits attributable to taxes paid by certain portfolios to foreign jurisdictions to the extent permitted under federal tax law.

Possible Tax Law Changes

Although the likelihood of legislative changes is uncertain, there is always the possibility that the tax treatment of the Policy could change by legislation or otherwise. Consult a tax adviser with respect to legislative developments and their effect on the Policy.

Possible Charges for National Life’s Taxes

At the present time, National Life makes no charge for any federal, state or local taxes (other than the charge for state premium taxes and the DAC Tax) that may be attributable to the subaccounts or to the policies. National Life reserves the right to charge the subaccounts for any future taxes or economic burden National Life may incur.

LEGAL MATTERS

National Life, like other life insurance companies, is involved in lawsuits, from time to time. Although we cannot predict the outcome of any litigation with certainty, National Life believes that at the present time, there are no pending or threatened lawsuits that are reasonably likely to have a material adverse impact on it or the Separate
Account.

DISTRIBUTION OF THE POLICIES

We have entered into a distribution agreement with ESI, our affiliate, for the distribution and sale of the Policies.
Pursuant to this agreement, ESI serves as principal underwriter for the Policies. ESI sells the Policies through its registered representatives. ESI has also entered into selling agreements with other broker-dealers who in turn sell the Policies through their registered representatives. ESI is registered as a broker-dealer under the SEC under the
Securities Exchange Act of 1934, as well as with the securities commissions in the states in which it operates, and is a member of Financial Industry Regulatory Authority, Inc. (“FINRA”).

ESI’s registered representatives who sell the Policy are registered with the FINRA and with the states in which they do business. More information about ESI and its registered representatives is available at www.finra.org or by calling 1-800-289-9999. You also can obtain an investor brochure from FINRA through its BrokerCheck program.

National Life pays ESI commissions and other forms of compensation for sales of the Policies. The maximum commissions payable to ESI are: during the first Policy Year, 50% of the premiums paid up to a target amount
(which is a function of Face Amount, and which is used primarily to determine commission payments) and 3% of the premiums paid in excess of that amount; and for Policy Years 2 through 10, 4% of the premiums paid up to the target amount and 3% of premiums paid in excess of that amount. For Policy Year 11 and after, commissions payable to ESI will be 1.5% of all premiums paid. For premiums received in the year following an increase in Face
Amount and attributable to the increase, the maximum commissions that National Life will pay to ESI will be 48.5%
up to the target amount for the increase. The commission schedule will vary from the above if the Owner chooses to include the balance sheet benefit rider in the Policy, but in this case the present value of total commissions will not exceed the above schedule.

National Life general agents also receive compensation on Policies sold through ESI registered representatives.
National Life general agents may also receive fees from ESI relating to sales of the Policies by broker-dealers other than ESI, where the selling registered representative has a relationship with such general agent’s National Life agency; such compensation may be as much as 14% of the first year premium up to the target amount.

Most retail broker-dealers, other than ESI, will receive gross dealer concessions during the first Policy Year of 85%
of the premiums paid up to the target amount and 4% of the premiums paid in excess of that amount. In the case of a few retail broker-dealers, ESI has negotiated a higher dealer concession of 90% of first year premiums up to the target amount. For Policy Years 2 through 10, the maximum gross dealer concession will be 4% of the premiums paid. For Policy Year 11 and after, the gross dealer concession will be 1.5% of all premiums paid. For premiums received in the year following an increase in Face Amount and attributable to the increase, the maximum gross dealer concession will be 50% up to the target amount for the increase. A portion of the payments made to selling firms by ESI may be passed on to their registered representatives in accordance with their internal compensation programs. Those programs may also include other types of cash and non-cash compensation and other benefits.
You may ask your registered representative for further information about what your registered representative and the selling firm for which he or she works may receive in connection with your purchase of a Policy.

National Life may provide loans to unaffiliated broker-dealers who sell the Policy. Those unaffiliated broker-
dealers may in turn provide such loans to their registered representatives, to finance business development. National
Life may then provide further loans to the broker-dealers, or may forgive outstanding loans based on specified business criteria, including sales of the Policies, and the broker-dealers may again in turn provide such further loans or forgiveness of outstanding loans to their registered representatives.

From time to time we may offer specific sales incentives to selling broker-dealers and registered representatives.
These incentives may take the form of cash bonuses for reaching certain sales levels or for attaining a high ranking among registered representatives based on sales levels. These incentive programs may also include sales of National
Life’s or their affiliates’ other products. To the extent, if any, that such bonuses are attributable to the sale of variable products, including the Policies, such bonuses will be paid through the agent’s broker-dealer.

National Life, ESI and/or their affiliates may contribute amounts to various non-cash and cash incentives paid by
ESI to its registered representatives the amounts of which may be based in whole or in part on the sales of the
Policies, including (1) sponsoring educational programs, (2) contributing to sales contests and/or promotions in which participants receive prizes such as travel, merchandise, hardware and/or software; (3) paying for occasional meals, lodging and/or entertainment; (4) making cash payments in lieu of business expense reimbursements; (5)
making loans and forgiving such loans and/or (6) health and welfare benefit programs.

Commissions and other incentives or payments described above are not charged directly to Policy Owners or to the
Separate Account. We intend to recoup commissions and other sales expenses through fees and charges deducted under the Policy.

DWS, Franklin Templeton and T. Rowe Price make payments to ESI under their 12b-1 plans in consideration of services provided by ESI in distributing shares of these portfolios. In each case these payments amount to no greater than 0.25% of Separate Account assets invested in the particular portfolio.

See “Distribution of the Policies” in the Statement of Additional Information for more information about compensation paid for the sale of the Policies.

OTHER POLICY PROVISIONS

Incontestability. The Policy will be incontestable after it has been in force during the Insured’s lifetime for two years from the Date of Issue (or such other date as required by state law). Similar incontestability will apply to an increase in Face Amount or reinstatement after it has been in force during the Insured’s lifetime for two years from its effective date.

Before such times, however, we may contest the validity of the Policy (or changes) based on material misstatements in the initial or any subsequent application.

Misstatement of Age and Sex. If the Insured’s age or sex was stated incorrectly in the application or any supplemental application, we will adjust the Face Amount to the amount that would have been payable at the correct age and sex based on the most recent Monthly Deduction before the date we received proof to our satisfaction of such misstatement. If the Insured’s age has been overstated or understated, we will calculate future Monthly
Deductions based on the Insured’s correct age and sex. If the Insured has died, we will adjust the Face Amount as of the last Monthly Policy Date prior to the Insured's death.

FINANCIAL STATEMENTS

The financial statements of National Life and of the Separate Account are included in the Statement of Additional
Information. The financial statements of National Life should be distinguished from the financial statements of the
Separate Account and should be considered only as bearing upon National Life’s general financial strength and claims paying ability, and its ability to meet its obligations under the Policies.

Further, you should only consider NLV Financial’s financial statements as bearing on the ability of NLV Financial to meet its obligations under the keep well and pledge and security agreement.

GLOSSARY

Accumulated Value	The sum of the Policy’s values in the Separate Account and the General Account.

Attained Age	The Issue Age of the Insured plus the number of full Policy Years which have passed since the Date of Issue.

Automatic Payment Plan	Monthly payment schedule pursuant to which premium payments will be automatically deducted from a bank account or other source, rather than being “billed.”

Beneficiary

The person(s) or entity(ies) designated to receive all or some of the Death Benefit when the Insured dies. The Beneficiary is designated in the application or if subsequently changed, as shown in the latest change filed with National Life. The interest of any Beneficiary who dies before the Insured shall vest in the Owner unless otherwise stated.

Cash Surrender Value	The Accumulated Value minus any applicable Surrender Charge, and minus any outstanding Policy loans and accrued interest on such loans.

Collateral	The portion of the Accumulated Value in the General Account which secures the amount of any Policy loan.

DAC Tax	A tax attributable to specified Policy acquisition expenses under Internal Revenue Code Section 848.

Date of Issue

The date on which the Policy is issued, which is set forth in the Policy. It is used to determine Policy Years, policy months and Monthly Policy Dates, as well as to measure suicide and contestable periods.

Death Benefit

The Policy’s Unadjusted Death Benefit, plus any relevant additional benefits provided by a supplementary benefit rider, less any outstanding Policy loan and accrued interest, and less any unpaid Monthly Deductions ..

Dollar Cost Averaging	Permits you to automatically transfer funds from the Money Market Subaccount to any other subaccounts on a monthly basis

Duration

The number of full years the insurance has been in force; for the Initial Face Amount, measured from the Date of Issue; for any increase in Face Amount, measured from the effective date of such increase.

Face Amount	The Initial Face Amount plus any increases in Face Amount and minus any decreases in Face Amount.

General Account	The account which holds the assets of National Life which are available to support its insurance and annuity obligations.

Grace Period

A 61-day period measured from the date on which notice of pending lapse is sent by National Life, during which the Policy will not lapse and insurance coverage continues. To prevent lapse, the Owner must during the Grace Period make a premium payment which is determined as follows.

During the Policy Protection Period, the premium needed to keep the Policy in force beyond a Grace Period shall equal the greater of 1) the premium which will be sufficient to produce an Accumulated Value, net of debt, equal to three times the Monthly Deduction due at the beginning of the Grace Period, or 2) an amount equal to the sum of

· the cumulative Minimum Monthly Premiums due at the start of the
Grace Period; plus
· three times the Minimum Monthly Premium in effect at the beginning of the Grace Period; plus
· all Withdrawals; plus
· any debt; less
· all premiums paid,

but not more than the premium sufficient to produce a Cash Surrender Value equal to three times the Monthly Deduction due at the start of the Grace Period.

The premium needed to keep the Policy in force beyond a Grace Period which ends after the Policy Protection Period shall be the premium sufficient to produce a Cash Surrender Value equal to three times the Monthly Deduction due at the start of the Grace Period.

Home Office	National Life’s Home Office at National Life Drive, Montpelier, Vermont
05604.

Initial Face Amount	The Face Amount of the Policy on the Date of Issue. The Face Amount may be
increased or decreased after the first Policy Year.

Insured	The person upon whose life the Policy is issued.

Issue Age	The age of the Insured at his or her birthday nearest the Date of Issue. The Issue
Age is stated in the Policy.

Minimum Face Amount	The Minimum Face Amount is generally $50,000. However, exceptions may be made in employee benefit plan cases.

Minimum Guarantee Premium	The sum of the Minimum Monthly Premiums in effect on each Monthly Policy
Date since the Date of Issue (including the current month), plus all Withdrawals and outstanding Policy loans and accrued interest.

Minimum Initial Premium	The minimum premium required to issue a Policy. It is equal to the Minimum
Monthly Premium.

Minimum Monthly Premium	The monthly amount used to determine the Minimum Guarantee Premium. This amount, which includes any substandard charges and any applicable rider charges, is determined separately for each Policy, based on the requested Initial
Face Amount, and the Issue Age, sex and Rate Class of the Insured, and the
Death Benefit option and any optional benefits selected. It is stated in each
Policy.

Monthly Account Value Charge	A monthly charge up to 0.04% of Policy Value per month included in the
Monthly Deduction .

Monthly Deduction	The amount deducted from the Accumulated Value on each Monthly Policy
Date. It includes the Monthly Policy Fee, the cost of insurance charge, the
Monthly Expense Charge, the Monthly Account Value Charge, and the monthly cost of any benefits provided by riders.

Monthly Expense Charge	The Monthly Expense Charge is computed as the product of the original Face
Amount of the Policy and the appropriate Monthly Expense Charge rate. A separate Monthly Expense Charge will apply to each increase in Face Amount.
The Monthly Expense Charge rate varies based on the Issue Age, sex, and Rate
Class of the Insured and the Face Amount of the Policy at Issue.

Monthly Policy Date	The day in each calendar month which is the same day of the month as the Date of Issue, or the last day of any month having no such date, except that whenever the Monthly Policy Date would otherwise fall on a date other than a Valuation
Day, the Monthly Policy Date will be deemed to be the next Valuation Day.

Monthly Policy Fee	A charge of $7.50 per month included in the Monthly Deduction , which is intended to reimburse National Life for ordinary administrative expenses.

Net Amount at Risk	The amount by which the Unadjusted Death Benefit exceeds the Accumulated
Value.

Net Premium	The remainder of a premium after the deduction of the Percent of Premium
Expense Charge.

Owner	The person(s) or entity(ies) entitled to exercise the rights granted in the Policy.

Planned Periodic Premium	The premium amount which the Owner plans to pay at the frequency selected.
The Owner may request a reminder notice and may change the amount of the
Planned Periodic Premium. The Owner is not required to pay the designated amount.

Policy Anniversary	The same day and month as the Date of Issue in each later year.

Policy Protection Period	The first 60 months following the Date of Issue during which this Policy remains continuously in force is referred to as the Policy Protection Period. An increase in coverage does not initiate a new Policy Protection Period.

Policy Year	A year that starts on the Date of Issue or on a Policy Anniversary.

Portfolio Rebalancing	Permits you to automatically rebalance the value in the subaccounts on a semi-
annual basis, based on your premium allocation percentages in effect at the time of the rebalancing.

Percent of Premium Expense Charge	A charge deducted from each premium payment. This may be used to cover the cost of state and local premium taxes, the federal DAC Tax, and certain sales and marketing expenses.

Rate Class	The classification of the Insured for cost of insurance purposes. The Rate
Classes are: elite preferred nonsmoker; preferred nonsmoker; standard nonsmoker; preferred smoker; standard smoker; juvenile; and substandard.

Separate Account	National Variable Life Insurance Account.

Surrender Charge	The amount deducted from the Accumulated Value of the Policy upon lapse or surrender during the first ten Policy Years or the first ten years following an increase in coverage. The Surrender Charge is shown in the Policy.

Unadjusted Death Benefit	Under Option A, the greater of the Face Amount or the applicable percentage of the Accumulated Value on the date of death; under Option B, the greater of the
Face Amount plus the Accumulated Value on the date of death, or the applicable percentage of the Accumulated Value on the date of death. The Death Benefit option is selected at time of application but may be later changed.

Valuation Day	A Valuation Day is each day that the New York Stock Exchange is customarily open for trading, except for any day on which trading is restricted by directive of the Securities and Exchange Commission. A Valuation Day ends at the close of regular trading on the New York Stock Exchange, which is usually 4:00 p.m.
Eastern Time.

Valuation Period	The time between two successive Valuation Days. Each Valuation Period includes a Valuation Day and any non-Valuation Day or consecutive non-
Valuation Days immediately preceding it.

Withdrawal	A payment made at the request of the Owner pursuant to the right in the Policy to withdraw a portion of the Cash Surrender Value of the Policy. The
Withdrawal charge will be deducted from the Withdrawal amount.

APPENDIX A: Illustration of Death Benefits, Accumulated Values and Cash Surrender Values

The following tables illustrate how the Death Benefits, Accumulated Values and Cash Surrender Values of a
Policy may change with the investment experience of the Separate Account. The tables show how the Death
Benefits, Accumulated Values and Cash Surrender Values of a Policy issued to an Insured of a given age, sex and
Rate Class would vary over time if the investment return on the assets held in each portfolio were a uniform, gross, annual rate of 0%, 6% and 8%. These gross rates of return do not include the deduction of the charges and expenses of the underlying Portfolios.

The tables on pages A-2 to A-7 illustrate a Policy issued to a male Insured, Age 45 in the Standard Nonsmoker
Rate Class with a Face Amount of $250,000, Death Benefit Option A, GPT, and Planned Periodic Premiums of
$3,000, paid at the beginning of each Policy Year. The Death Benefits, Accumulated Values and Cash Surrender
Values would be lower if the Insured was in a smoker or substandard class because the cost of insurance charges are higher for these classes. Also, the values would be different from those shown if the gross annual investment returns averaged 0%, 6% and 8% over a period of years, but fluctuated above and below those averages during individual
Policy Years. The net annual rate of return shown in the tables is the gross annual rate reduced to reflect the average investment advisory fee and average operating expenses of the portfolios before reimbursement.

The second column of the tables shows the amount to which the premiums would accumulate if an amount equal to those premiums were invested to earn interest, after taxes, at 5% compounded annually. The columns shown under the heading “Guaranteed” assume that throughout the life of the Policy, the Monthly Deductions are based on the maximum level permitted under the Policy; the columns under the heading “Current” assume that throughout the life of the Policy, the Monthly Deductions are based on the rates currently in effect.

The amounts shown in all tables reflect an averaging of certain other asset charges described below that may be assessed under the Policy, depending on how premiums are allocated. The total of the asset charges reflected in the Current and Guaranteed illustrations is 0.85% . This total charge is based on an assumption that an Owner allocates the Policy values equally among the Subaccounts of the Separate Account.

These asset charges reflect an investment advisory fee of 0.66%, which represents a simple average of the fees incurred by the Portfolios during 2007, 0.05% for 12b-1 fees, which represents the simple average of the 12b-1 fees incurred by the Portfolios in 2007, and expenses of 0.14%, which is based on a simple average of the actual expenses incurred by the Portfolios during 2007. These expenses have not been adjusted to take into account expense reimbursement arrangements. If the reimbursement arrangements were reflected, the Accumulated Values and Cash Surrender Values of a Policy which allocates Policy values equally among the Subaccounts would be higher than those shown in the following tables. For information on portfolio expenses, see the prospectuses for the portfolios accompanying this prospectus. The tables also reflect the fact that no charges for federal or state income taxes are currently made against the Separate Accounts. If such a charge is made in the future, it would take a higher gross annual rate of return to produce the same Policy values.

The tables illustrate the Policy values that would result based upon the hypothetical investment rates of return if premiums are paid and allocated as indicated, no amounts are allocated to the General Account, and no Policy loans are made. The tables are also based on the assumption that the Owner has not requested an increase or decrease in the Face Amount, that no Withdrawals have been made and no transfers have been made in any Policy
Year.

Please note: Actual returns will fluctuate over time and likely will be both positive and negative. The actual values under the Policy could be significantly different from those shown even if actual returns averaged 0%, 6%
and 8%, but fluctuated over and under those averages throughout the years shown. Depending on the timing and degree of fluctuation, the actual values could be substantially less than those shown, and may, under certain circumstances, result in the lapse of the Policy unless the Owner pays more than the stated premium.

Upon request, by calling 1-800-732-8939 or sending an email to CustomerRelations@nationallife.com,
National Life will provide a comparable illustration based upon the proposed Insured’s Age and Rate Class, the
Death Benefit Option, Face Amount, Planned Periodic Premiums and riders requested.

Investor Select does not have a maturity date, except where required by state law. Guaranteed COI’s are assessed through Attained Age 121.

NATIONAL LIFE
INVESTOR SELECT FLEXIBLE PREMIUM ADJUSTABLE VARIABLE LIFE INSURANCE

$250,000 FACE AMOUNT			MALE INSURED ISSUE AGE 45				STANDARD
DEATH BENEFIT OPTION A			ANNUAL PREMIUM $3,000			NONSMOKER

ASSUMING HYPOTHETICAL GROSS ANNUAL RATE OF RETURN 0%
(NET ANNUAL RATE OF RETURN -0.85%)

	Premiums		Guaranteed			Current

End of	Accumulated		Cash			Cash
Policy	at 5% Interest	Accumulated	Surrender	Death	Accumulated	Surrender	Death
Year	Per Year	Value	Value	Benefit	Value	Value	Benefit

1	3,150	1,247	0	250,000	1,720	0	250,000
2	6,458	2,427	0	250,000	3,396	0	250,000
3	9,930	3,541	0	250,000	5,001	0	250,000
4	13,577	4,620	0	250,000	6,564	1,311	250,000
5	17,406	5,635	1,133	250,000	8,086	3,584	250,000
6	21,426	6,586	2,834	250,000	9,540	5,787	250,000
7	25,647	7,475	4,475	250,000	10,926	7,926	250,000
8	30,080	8,273	6,023	250,000	12,246	9,996	250,000
9	34,734	8,982	7,482	250,000	13,473	11,973	250,000
10	39,620	9,545	8,795	250,000	14,636	13,886	250,000
15	67,972	14,589	14,589	250,000	23,569	23,569	250,000
20	104,158	14,411	14,411	250,000	29,181	29,181	250,000
25	150,340	5,360	5,360	250,000	30,439	30,439	250,000
30	209,282				23,119	23,119	250,000
35	284,509				1,109	1,109	250,000

The Death Benefit may, and the Accumulated Values and Cash Surrender Values will, differ if premiums are paid in different amounts or frequencies.

IT IS EMPHASIZED THAT THE HYPOTHETICAL INVESTMENT RESULTS ARE ILLUSTRATIVE ONLY
AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS.
ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN. THE DEATH
BENEFIT, ACCUMULATED VALUE AND CASH SURRENDER VALUE FOR A POLICY WOULD BE
DIFFERENT FROM THOSE SHOWN IF ACTUAL RATES OF INVESTMENT RETURN APPLICABLE TO
THE POLICY AVERAGED 0%, 6% OR 8% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED
ABOVE OR BELOW THAT AVERAGE THROUGHOUT INDIVIDUAL POLICY YEARS. THE DEATH
BENEFIT, ACCUMULATED VALUE AND CASH SURRENDER VALUE WOULD ALSO BE DIFFERENT
FROM THOSE SHOWN, DEPENDING ON THE INVESTMENT ALLOCATIONS MADE TO THE
SUBACCOUNTS OF THE SEPARATE ACCOUNT AND THE DIFFERENT RATES OF RETURN OF THE
SUBACCOUNTS IF THE ACTUAL RATES OF INVESTMENT RETURN APPLICABLE TO THE POLICY
AVERAGED 0%, 6%, OR 8%, BUT VARIED ABOVE OR BELOW THAT AVERAGE FOR PARTICULAR
SUBACCOUNTS. NO REPRESENTATIONS CAN BE MADE THAT THESE HYPOTHETICAL RATES OF
RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

NATIONAL LIFE
INVESTOR SELECT FLEXIBLE PREMIUM ADJUSTABLE VARIABLE LIFE INSURANCE[1]

$250,000 FACE AMOUNT			MALE INSURED ISSUE AGE 45				STANDARD
DEATH BENEFIT OPTION A			ANNUAL PREMIUM $3,000			NONSMOKER

ASSUMING HYPOTHETICAL GROSS ANNUAL RATE OF RETURN 6%
(NET ANNUAL RATE OF RETURN 5.10%)

	Premiums		Guaranteed			Current

End of	Accumulated		Cash			Cash
Policy	at 5% Interest	Accumulated	Surrender	Death	Accumulated	Surrender	Death
Year	Per Year	Value	Value	Benefit	Value	Value	Benefit

1	3,150	1,365	0	250,000	1,853	0	250,000
2	6,458	2,742	0	250,000	3,771	0	250,000
3	9,930	4,132	0	250,000	5,727	0	250,000
4	13,577	5,568	315	250,000	7,755	2,503	250,000
5	17,406	7,021	2,519	250,000	9,859	5,356	250,000
6	21,426	8,494	4,742	250,000	12,013	8,261	250,000
7	25,647	9,988	6,988	250,000	14,223	11,223	250,000
8	30,080	11,477	9,227	250,000	16,490	14,240	250,000
9	34,734	12,960	11,460	250,000	18,792	17,292	250,000
10	39,620	14,380	13,630	250,000	21,161	20,411	250,000
15	67,972	25,593	25,593	250,000	38,918	38,918	250,000
20	104,158	34,939	34,939	250,000	58,884	58,884	250,000
25	150,340	38,510	38,510	250,000	81,207	81,207	250,000
30	209,282	29,533	29,533	250,000	104,404	104,404	250,000
35	284,509				127,733	127,733	250,000
40	380,519				148,481	148,481	250,000
45	503,055				161,567	161,567	250,000
50	659,446				150,960	150,960	250,000
55	859,045				21,351	21,351	250,000

The Death Benefit may, and the Accumulated Values and Cash Surrender Values will, differ if premiums are paid in different amounts or frequencies.

IT IS EMPHASIZED THAT THE HYPOTHETICAL INVESTMENT RESULTS ARE ILLUSTRATIVE ONLY
AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS.
ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN. THE DEATH
BENEFIT, ACCUMULATED VALUE AND CASH SURRENDER VALUE FOR A POLICY WOULD BE
DIFFERENT FROM THOSE SHOWN IF ACTUAL RATES OF INVESTMENT RETURN APPLICABLE TO
THE POLICY AVERAGED 0%, 6% OR 8% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED
ABOVE OR BELOW THAT AVERAGE THROUGHOUT INDIVIDUAL POLICY YEARS. THE DEATH
BENEFIT, ACCUMULATED VALUE AND CASH SURRENDER VALUE WOULD ALSO BE DIFFERENT
FROM THOSE SHOWN, DEPENDING ON THE INVESTMENT ALLOCATIONS MADE TO THE
SUBACCOUNTS OF THE SEPARATE ACCOUNT AND THE DIFFERENT RATES OF RETURN OF THE
SUBACCOUNTS IF THE ACTUAL RATES OF INVESTMENT RETURN APPLICABLE TO THE POLICY
AVERAGED 0%, 6%, OR 8%, BUT VARIED ABOVE OR BELOW THAT AVERAGE FOR PARTICULAR
SUBACCOUNTS. NO REPRESENTATIONS CAN BE MADE THAT THESE HYPOTHETICAL RATES OF
RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

NATIONAL LIFE
INVESTOR SELECT FLEXIBLE PREMIUM ADJUSTABLE VARIABLE LIFE INSURANCE[1]

$250,000 FACE AMOUNT			MALE INSURED ISSUE AGE 45				STANDARD
DEATH BENEFIT OPTION A			ANNUAL PREMIUM $3,000				NONSMOKER

ASSUMING HYPOTHETICAL GROSS ANNUAL RATE OF RETURN 8%
(NET ANNUAL RATE OF RETURN 7.08%)

	Premiums		Guaranteed			Current

End of	Accumulated		Cash			Cash
Policy	at 5% Interest	Accumulated	Surrender	Death	Accumulated	Surrender	Death
Year	Per Year	Value	Value	Benefit	Value	Value	Benefit

1	3,150	1,404	0	250,000	1,897	0	250,000
2	6,458	2,850	0	250,000	3,899	0	250,000
3	9,930	4,342	0	250,000	5,983	0	250,000
4	13,577	5,913	660	250,000	8,187	2,934	250,000
5	17,406	7,540	3,038	250,000	10,518	6,016	250,000
6	21,426	9,228	5,476	250,000	12,958	9,206	250,000
7	25,647	10,982	7,982	250,000	15,516	12,516	250,000
8	30,080	12,779	10,529	250,000	18,202	15,952	250,000
9	34,734	14,623	13,123	250,000	20,997	19,497	250,000
10	39,620	16,461	15,711	250,000	23,939	23,189	250,000
15	67,972	31,016	31,016	250,000	46,350	46,350	250,000
20	104,158	46,653	46,653	250,000	75,290	75,290	250,000
25	150,340	61,132	61,132	250,000	113,578	113,578	250,000
30	209,282	71,020	71,020	250,000	165,166	165,166	250,000
35	284,509	64,535	64,535	250,000	241,149	241,149	253,206
40	380,519	3,790	3,790	250,000	352,185	352,185	369,794
45	503,055				502,381	502,381	527,500
50	659,446				711,160	711,160	718,271
55	859,045				1,009,284	1,009,284	1,019,376
60	1,113,789				1,424,144	1,424,144	1,438,385
65	1,438,914				2,002,643	2,002,643	2,022,669
70	1,853,865				2,809,327	2,809,327	2,837,420
75	2,383,459				3,934,203	3,934,203	3,973,545

The Death Benefit may, and the Accumulated Values and Cash Surrender Values will, differ if premiums are paid in different amounts or frequencies.

IT IS EMPHASIZED THAT THE HYPOTHETICAL INVESTMENT RESULTS ARE ILLUSTRATIVE ONLY
AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS.
ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN. THE DEATH
BENEFIT, ACCUMULATED VALUE AND CASH SURRENDER VALUE FOR A POLICY WOULD BE
DIFFERENT FROM THOSE SHOWN IF ACTUAL RATES OF INVESTMENT RETURN APPLICABLE TO
THE POLICY AVERAGED 0%, 6% OR 8% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED
ABOVE OR BELOW THAT AVERAGE THROUGHOUT INDIVIDUAL POLICY YEARS. THE DEATH
BENEFIT, ACCUMULATED VALUE AND CASH SURRENDER VALUE WOULD ALSO BE DIFFERENT
FROM THOSE SHOWN, DEPENDING ON THE INVESTMENT ALLOCATIONS MADE TO THE
SUBACCOUNTS OF THE SEPARATE ACCOUNT AND THE DIFFERENT RATES OF RETURN OF THE
SUBACCOUNTS IF THE ACTUAL RATES OF INVESTMENT RETURN APPLICABLE TO THE POLICY
AVERAGED 0%, 6%, OR 8%, BUT VARIED ABOVE OR BELOW THAT AVERAGE FOR PARTICULAR
SUBACCOUNTS. NO REPRESENTATIONS CAN BE MADE THAT THESE HYPOTHETICAL RATES OF
RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

NATIONAL LIFE
INVESTOR SELECT FLEXIBLE PREMIUM ADJUSTABLE VARIABLE LIFE INSURANCE[1]

$250,000 FACE AMOUNT			MALE INSURED ISSUE AGE 45				STANDARD
DEATH BENEFIT OPTION B			ANNUAL PREMIUM $3,000			NONSMOKER

ASSUMING HYPOTHETICAL GROSS ANNUAL RATE OF RETURN 0%
(NET ANNUAL RATE OF RETURN -0.85%)

	Premiums		Guaranteed			Current

End of	Accumulated		Cash			Cash
Policy	at 5% Interest	Accumulated	Surrender	Death	Accumulated	Surrender	Death
Year	Per Year	Value	Value	Benefit	Value	Value	Benefit

1	3,150	1,242	0	251,242	1,719	0	251,719
2	6,458	2,414	0	252,414	3,393	0	253,393
3	9,930	3,517	0	253,517	4,994	0	254,994
4	13,577	4,580	0	254,580	6,551	1,299	256,551
5	17,406	5,575	1,073	255,575	8,065	3,563	258,065
6	21,426	6,502	2,749	256,502	9,507	5,755	259,507
7	25,647	7,361	4,361	257,361	10,877	7,877	260,877
8	30,080	8,124	5,874	258,124	12,176	9,926	262,176
9	34,734	8,791	7,291	258,791	13,374	11,874	263,374
10	39,620	9,303	8,553	259,303	14,503	13,753	264,503
15	67,972	13,889	13,889	263,889	23,094	23,094	273,094
20	104,158	12,824	12,824	262,824	27,864	27,864	277,864
25	150,340	2,746	2,746	252,746	27,603	27,603	277,603
30	209,282				17,875	17,875	267,875

The Death Benefit may, and the Accumulated Values and Cash Surrender Values will, differ if premiums are paid in different amounts or frequencies.

IT IS EMPHASIZED THAT THE HYPOTHETICAL INVESTMENT RESULTS ARE ILLUSTRATIVE ONLY
AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS.
ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN. THE DEATH
BENEFIT, ACCUMULATED VALUE AND CASH SURRENDER VALUE FOR A POLICY WOULD BE
DIFFERENT FROM THOSE SHOWN IF ACTUAL RATES OF INVESTMENT RETURN APPLICABLE TO
THE POLICY AVERAGED 0%, 6% OR 8% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED
ABOVE OR BELOW THAT AVERAGE THROUGHOUT INDIVIDUAL POLICY YEARS. THE DEATH
BENEFIT, ACCUMULATED VALUE AND CASH SURRENDER VALUE WOULD ALSO BE DIFFERENT
FROM THOSE SHOWN, DEPENDING ON THE INVESTMENT ALLOCATIONS MADE TO THE
SUBACCOUNTS OF THE SEPARATE ACCOUNT AND THE DIFFERENT RATES OF RETURN OF THE
SUBACCOUNTS IF THE ACTUAL RATES OF INVESTMENT RETURN APPLICABLE TO THE POLICY
AVERAGED 0%, 6%, OR 8%, BUT VARIED ABOVE OR BELOW THAT AVERAGE FOR PARTICULAR
SUBACCOUNTS. NO REPRESENTATIONS CAN BE MADE THAT THESE HYPOTHETICAL RATES OF
RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

NATIONAL LIFE
INVESTOR SELECT FLEXIBLE PREMIUM ADJUSTABLE VARIABLE LIFE INSURANCE[1]

$250,000 FACE AMOUNT			MALE INSURED ISSUE AGE 45				STANDARD
DEATH BENEFIT OPTION B			ANNUAL PREMIUM $3,000			NONSMOKER

ASSUMING HYPOTHETICAL GROSS ANNUAL RATE OF RETURN 6%
(NET ANNUAL RATE OF RETURN 5.10%)

	Premiums		Guaranteed			Current

End of	Accumulated		Cash			Cash
Policy	at 5% Interest	Accumulated	Surrender	Death	Accumulated	Surrender	Death
Year	Per Year	Value	Value	Benefit	Value	Value	Benefit

1	3,150	1,360	0	251,360	1,852	0	251,852
2	6,458	2,728	0	252,728	3,768	0	253,768
3	9,930	4,104	0	254,104	5,719	0	255,719
4	13,577	5,520	267	255,520	7,740	2,488	257,740
5	17,406	6,946	2,443	256,946	9,833	5,330	259,833
6	21,426	8,383	4,631	258,383	11,971	8,219	261,971
7	25,647	9,833	6,833	259,833	14,157	11,157	264,157
8	30,080	11,264	9,014	261,264	16,392	14,142	266,392
9	34,734	12,676	11,176	262,676	18,650	17,150	268,650
10	39,620	14,006	13,256	264,006	20,961	20,211	270,961
15	67,972	24,283	24,283	274,283	38,065	38,065	288,065
20	104,158	31,216	31,216	281,216	56,032	56,032	306,032
25	150,340	29,644	29,644	279,644	73,469	73,469	323,469
30	209,282	11,932	11,932	261,932	84,974	84,974	334,974
35	284,509				83,037	83,037	333,037
40	380,519				51,195	51,195	301,195

The Death Benefit may, and the Accumulated Values and Cash Surrender Values will, differ if premiums are paid in different amounts or frequencies.

IT IS EMPHASIZED THAT THE HYPOTHETICAL INVESTMENT RESULTS ARE ILLUSTRATIVE ONLY
AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS.
ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN. THE DEATH
BENEFIT, ACCUMULATED VALUE AND CASH SURRENDER VALUE FOR A POLICY WOULD BE
DIFFERENT FROM THOSE SHOWN IF ACTUAL RATES OF INVESTMENT RETURN APPLICABLE TO
THE POLICY AVERAGED 0%, 6% OR 8% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED
ABOVE OR BELOW THAT AVERAGE THROUGHOUT INDIVIDUAL POLICY YEARS. THE DEATH
BENEFIT, ACCUMULATED VALUE AND CASH SURRENDER VALUE WOULD ALSO BE DIFFERENT
FROM THOSE SHOWN, DEPENDING ON THE INVESTMENT ALLOCATIONS MADE TO THE
SUBACCOUNTS OF THE SEPARATE ACCOUNT AND THE DIFFERENT RATES OF RETURN OF THE
SUBACCOUNTS IF THE ACTUAL RATES OF INVESTMENT RETURN APPLICABLE TO THE POLICY
AVERAGED 0%, 6%, OR 8%, BUT VARIED ABOVE OR BELOW THAT AVERAGE FOR PARTICULAR
SUBACCOUNTS. NO REPRESENTATIONS CAN BE MADE THAT THESE HYPOTHETICAL RATES OF
RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

NATIONAL LIFE
INVESTOR SELECT FLEXIBLE PREMIUM ADJUSTABLE VARIABLE LIFE INSURANCE[1]

$250,000 FACE AMOUNT			MALE INSURED ISSUE AGE 45				STANDARD
DEATH BENEFIT OPTION B			ANNUAL PREMIUM $3,000			NONSMOKER

ASSUMING HYPOTHETICAL GROSS ANNUAL RATE OF RETURN 8%
(NET ANNUAL RATE OF RETURN 7.08%)

	Premiums		Guaranteed			Current

End of	Accumulated		Cash			Cash
Policy	at 5% Interest	Accumulated	Surrender	Death	Accumulated	Surrender	Death
Year	Per Year	Value	Value	Benefit	Value	Value	Benefit

1	3,150	1,399	0	251,399	1,896	0	251,896
2	6,458	2,836	0	252,836	3,896	0	253,896
3	9,930	4,312	0	254,312	5,975	0	255,975
4	13,577	5,862	609	255,862	8,171	2,918	258,171
5	17,406	7,459	2,956	257,459	10,491	5,988	260,491
6	21,426	9,107	5,354	259,107	12,913	9,160	262,913
7	25,647	10,810	7,810	260,810	15,444	12,444	265,444
8	30,080	12,540	10,290	262,540	18,093	15,843	268,093
9	34,734	14,300	12,800	264,300	20,836	19,336	270,836
10	39,620	16,029	15,279	266,029	23,711	22,961	273,711
15	67,972	29,397	29,397	279,397	45,309	45,309	295,309
20	104,158	41,688	41,688	291,688	71,570	71,570	321,570
25	150,340	48,021	48,021	298,021	102,662	102,662	352,662
30	209,282	40,525	40,525	290,525	135,087	135,087	385,087
35	284,509	599	599	250,599	163,299	163,299	413,299
40	380,519				172,306	172,306	422,306
45	503,055				132,201	132,201	382,201

The Death Benefit may, and the Accumulated Values and Cash Surrender Values will, differ if premiums are paid in different amounts or frequencies.

IT IS EMPHASIZED THAT THE HYPOTHETICAL INVESTMENT RESULTS ARE ILLUSTRATIVE ONLY
AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS.
ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN. THE DEATH
BENEFIT, ACCUMULATED VALUE AND CASH SURRENDER VALUE FOR A POLICY WOULD BE
DIFFERENT FROM THOSE SHOWN IF ACTUAL RATES OF INVESTMENT RETURN APPLICABLE TO
THE POLICY AVERAGED 0%, 6% OR 8% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED
ABOVE OR BELOW THAT AVERAGE THROUGHOUT INDIVIDUAL POLICY YEARS. THE DEATH
BENEFIT, ACCUMULATED VALUE AND CASH SURRENDER VALUE WOULD ALSO BE DIFFERENT
FROM THOSE SHOWN, DEPENDING ON THE INVESTMENT ALLOCATIONS MADE TO THE
SUBACCOUNTS OF THE SEPARATE ACCOUNT AND THE DIFFERENT RATES OF RETURN OF THE
SUBACCOUNTS IF THE ACTUAL RATES OF INVESTMENT RETURN APPLICABLE TO THE POLICY
AVERAGED 0%, 6%, OR 8%, BUT VARIED ABOVE OR BELOW THAT AVERAGE FOR PARTICULAR
SUBACCOUNTS. NO REPRESENTATIONS CAN BE MADE THAT THESE HYPOTHETICAL RATES OF
RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

		APPENDIX B: First Year Surrender Charge Non - New York

		EPNS = Elite Preferred Nonsmoker					PS = Preferred Smoker
		PNS = Preferred Nonsmoker					SS = Standard Smoker
		SNS = Standard Nonsmoker

(Annual rates per $1,000 of Face Amount)

Issue			Male					Female

Age	EPNS	PNS	SNS	PS	SS	EPNS	PNS	SNS	PS	SS

0	N/A	N/A	14.11	N/A	N/A	N/A	N/A	13.59	N/A	N/A
1	N/A	N/A	14.21	N/A	N/A	N/A	N/A	13.69	N/A	N/A
2	N/A	N/A	14.33	N/A	N/A	N/A	N/A	13.80	N/A	N/A
3	N/A	N/A	14.47	N/A	N/A	N/A	N/A	13.93	N/A	N/A
4	N/A	N/A	14.62	N/A	N/A	N/A	N/A	14.06	N/A	N/A
5	N/A	N/A	14.78	N/A	N/A	N/A	N/A	14.20	N/A	N/A
6	N/A	N/A	14.95	N/A	N/A	N/A	N/A	14.34	N/A	N/A
7	N/A	N/A	15.12	N/A	N/A	N/A	N/A	14.49	N/A	N/A
8	N/A	N/A	15.30	N/A	N/A	N/A	N/A	14.64	N/A	N/A
9	N/A	N/A	15.48	N/A	N/A	N/A	N/A	14.80	N/A	N/A
10	N/A	N/A	15.68	N/A	N/A	N/A	N/A	14.96	N/A	N/A
11	N/A	N/A	15.88	N/A	N/A	N/A	N/A	15.14	N/A	N/A
12	N/A	N/A	16.09	N/A	N/A	N/A	N/A	15.31	N/A	N/A
13	N/A	N/A	16.30	N/A	N/A	N/A	N/A	15.50	N/A	N/A
14	N/A	N/A	16.53	N/A	N/A	N/A	N/A	15.69	N/A	N/A
15	N/A	N/A	16.76	N/A	N/A	N/A	N/A	15.89	N/A	N/A
16	N/A	N/A	16.99	N/A	N/A	N/A	N/A	16.09	N/A	N/A
17	N/A	N/A	17.23	N/A	N/A	N/A	N/A	16.30	N/A	N/A
18	N/A	N/A	17.47	N/A	N/A	N/A	N/A	16.52	N/A	N/A
19	N/A	N/A	17.72	N/A	N/A	N/A	N/A	16.75	N/A	N/A
20	18.00	17.99	17.97	19.86	19.85	17.00	16.99	16.98	18.77	18.76
21	18.27	18.27	18.25	20.21	20.20	17.25	17.25	17.24	19.10	19.09
22	18.56	18.56	18.54	20.57	20.56	17.50	17.50	17.49	19.44	19.43
23	18.86	18.86	18.84	20.95	20.94	17.78	17.77	17.77	19.79	19.78
24	19.18	19.17	19.15	21.34	21.34	18.06	18.06	18.05	20.15	20.15
25	19.51	19.50	19.48	21.75	21.75	18.36	18.35	18.35	20.55	20.54
26	19.85	19.85	19.83	22.18	22.17	18.66	18.65	18.65	20.93	20.92
27	20.20	20.20	20.18	22.61	22.58	18.98	18.97	18.97	21.35	21.33
28	20.55	20.55	20.53	23.05	23.03	19.31	19.30	19.29	21.77	21.75
29	20.94	20.93	20.91	23.51	23.50	19.65	19.64	19.64	22.21	22.19
30	21.32	21.32	21.31	24.00	23.98	20.01	20.00	20.00	22.66	22.65
31	21.72	21.72	21.72	24.51	24.47	20.37	20.37	20.36	23.14	23.13
32	22.17	22.16	22.15	25.04	25.02	20.76	20.75	20.75	23.65	23.63
33	22.64	22.63	22.61	25.60	25.58	21.19	21.18	21.16	24.17	24.15
34	23.10	23.09	23.09	26.19	26.18	21.60	21.60	21.58	24.73	24.72
35	23.60	23.60	23.59	26.81	26.81	22.04	22.03	22.03	25.32	25.29
36	24.11	24.10	24.10	27.44	27.42	22.51	22.50	22.48	25.91	25.89
37	24.64	24.64	24.64	28.12	28.10	22.97	22.97	22.95	26.52	26.50
38	25.23	25.22	25.20	28.83	28.81	23.44	23.44	23.43	27.15	27.14
39	25.81	25.81	25.78	29.57	29.55	23.95	23.95	23.94	27.82	27.81
40	26.44	26.43	26.41	30.36	30.33	24.49	24.48	24.47	28.56	28.53
41	27.09	27.07	27.05	31.16	31.13	25.04	25.04	25.03	29.28	29.25
42	27.78	27.78	27.76	32.03	31.99	25.62	25.61	25.61	30.05	30.02

B-1

Issue			Male					Female

Age	EPNS	PNS	SNS	PS	SS	EPNS	PNS	SNS	PS	SS

43	28.48	28.48	28.46	32.93	32.87	26.23	26.22	26.21	30.89	30.85
44	29.25	29.24	29.21	33.88	33.82	26.88	26.87	26.86	31.74	31.71
45	30.04	30.03	30.02	34.89	34.81	27.58	27.57	27.54	32.66	32.61
46	30.89	30.87	30.85	35.92	35.86	28.29	28.27	28.26	33.62	33.59
47	31.78	31.77	31.75	37.01	36.94	29.03	29.02	29.01	34.64	34.60
48	32.70	32.70	32.68	38.15	38.07	29.81	29.80	29.78	35.72	35.66
49	33.71	33.69	33.67	39.39	39.30	30.65	30.64	30.61	36.84	36.79
50	34.77	34.77	34.75	40.70	40.61	31.54	31.53	31.50	38.04	37.97
51	35.89	35.88	35.84	42.11	42.00	32.47	32.45	32.43	39.29	39.22
52	37.07	37.06	37.01	43.60	43.50	33.44	33.42	33.39	40.61	40.53
53	38.35	38.35	38.28	45.17	45.07	34.46	34.45	34.43	42.00	41.91
54	39.69	39.69	39.63	46.88	46.76	35.53	35.51	35.48	43.41	43.34
55	41.12	41.11	41.07	48.67	48.54	36.64	36.61	36.58	44.90	44.79
56	42.59	42.57	42.53	50.49	50.36	37.79	37.79	37.75	46.45	46.34
57	44.17	44.13	44.08	52.42	52.29	39.03	39.00	38.96	48.06	47.94
58	45.81	45.79	45.72	53.69	53.55	40.32	40.29	40.24	49.74	49.62
59	47.59	47.56	47.50	53.40	53.22	41.64	41.64	41.58	51.52	51.36
60	49.46	49.43	49.38	52.93	52.70	43.06	43.02	42.95	53.31	53.12
61	51.47	51.43	51.35	52.54	52.28	44.53	44.51	44.44	54.61	54.38
62	53.58	53.54	53.45	52.10	51.86	46.11	46.08	46.01	54.32	54.04
63	53.42	53.40	53.31	51.62	51.35	47.78	47.75	47.67	53.99	53.70
64	53.06	53.02	52.93	51.12	50.83	49.55	49.53	49.43	53.66	53.34
65	52.67	52.64	52.54	50.62	50.32	51.42	51.39	51.30	53.31	52.93
66	52.22	52.18	52.08	49.87	49.54	53.40	53.38	53.29	52.94	52.54
67	51.74	51.72	51.59	49.15	48.79	53.73	53.69	53.62	52.34	51.96
68	51.27	51.23	51.09	49.00	48.57	53.27	53.23	53.15	51.68	51.31
69	50.75	50.70	50.56	48.83	48.24	52.73	52.70	52.60	50.99	50.63
70	50.13	50.11	49.93	48.60	48.05	52.23	52.18	52.05	50.27	49.87
71	49.73	49.69	49.49	48.33	47.84	51.70	51.66	51.53	49.57	49.11
72	49.42	49.37	49.16	48.05	47.61	51.19	51.13	50.96	48.94	48.42
73	49.15	49.09	48.85	47.95	47.49	50.66	50.62	50.42	48.77	47.99
74	49.05	48.95	48.67	47.76	47.26	50.13	50.07	49.87	48.59	47.86
75	48.92	48.81	48.48	47.58	47.02	49.58	49.52	49.31	48.32	47.70
76	N/A	48.62	48.21	47.33	46.69	N/A	49.38	49.14	48.10	47.54
77	N/A	48.42	47.93	47.09	46.37	N/A	49.22	48.96	47.95	47.33
78	N/A	48.17	47.77	46.80	45.97	N/A	49.04	48.69	47.78	47.10
79	N/A	47.90	47.61	46.49	45.55	N/A	48.80	48.39	47.61	46.81
80	N/A	47.75	47.42	46.11	45.06	N/A	48.51	48.05	47.38	46.51
81	N/A	47.56	47.17	45.63	44.47	N/A	48.15	47.89	47.11	46.18
82	N/A	47.35	46.85	45.09	43.77	N/A	47.99	47.72	46.80	45.77
83	N/A	46.97	46.41	44.32	42.79	N/A	47.78	47.46	46.36	45.08
84	N/A	46.51	45.88	43.42	41.60	N/A	47.48	47.08	45.71	44.09
85	N/A	45.96	45.25	42.33	40.03	N/A	47.05	46.54	44.79	42.67

Unisex policies will have Surrender Charges and Monthly Expense Charges that are higher than those for females above but lower than those for males.

B-2

		APPENDIX C: First Year Surrender Charge New York

			(Annual rates per $1,000 of Face Amount)

		EPNS = Elite Preferred Nonsmoker					PS = Preferred Smoker
		PNS = Preferred Nonsmoker					SS = Standard Smoker
		SNS = Standard Nonsmoker

Issue			Male					Female

Age	EPNS	PNS	SNS	PS	SS	EPNS	PNS	SNS	PS	SS

0	N/A	N/A	13.40	N/A	N/A	N/A	N/A	12.90	N/A	N/A
1	N/A	N/A	13.49	N/A	N/A	N/A	N/A	13.00	N/A	N/A
2	N/A	N/A	13.62	N/A	N/A	N/A	N/A	13.11	N/A	N/A
3	N/A	N/A	13.75	N/A	N/A	N/A	N/A	13.23	N/A	N/A
4	N/A	N/A	13.89	N/A	N/A	N/A	N/A	13.35	N/A	N/A
5	N/A	N/A	14.05	N/A	N/A	N/A	N/A	13.48	N/A	N/A
6	N/A	N/A	14.21	N/A	N/A	N/A	N/A	13.62	N/A	N/A
7	N/A	N/A	14.37	N/A	N/A	N/A	N/A	13.76	N/A	N/A
8	N/A	N/A	14.54	N/A	N/A	N/A	N/A	13.91	N/A	N/A
9	N/A	N/A	14.72	N/A	N/A	N/A	N/A	14.06	N/A	N/A
10	N/A	N/A	14.91	N/A	N/A	N/A	N/A	14.22	N/A	N/A
11	N/A	N/A	15.10	N/A	N/A	N/A	N/A	14.39	N/A	N/A
12	N/A	N/A	15.30	N/A	N/A	N/A	N/A	14.56	N/A	N/A
13	N/A	N/A	15.51	N/A	N/A	N/A	N/A	14.74	N/A	N/A
14	N/A	N/A	15.73	N/A	N/A	N/A	N/A	14.92	N/A	N/A
15	N/A	N/A	15.95	N/A	N/A	N/A	N/A	15.11	N/A	N/A
16	N/A	N/A	16.17	N/A	N/A	N/A	N/A	15.31	N/A	N/A
17	N/A	N/A	16.40	N/A	N/A	N/A	N/A	15.51	N/A	N/A
18	N/A	N/A	16.63	N/A	N/A	N/A	N/A	15.72	N/A	N/A
19	N/A	N/A	16.87	N/A	N/A	N/A	N/A	15.94	N/A	N/A
20	17.15	17.14	17.12	18.95	18.94	16.18	16.18	16.17	17.89	17.89
21	17.41	17.41	17.39	19.28	19.28	16.42	16.42	16.41	18.21	18.20
22	17.69	17.69	17.67	19.64	19.63	16.67	16.66	16.66	18.54	18.53
23	17.98	17.98	17.96	20.00	19.99	16.94	16.93	16.92	18.88	18.88
24	18.29	18.28	18.27	20.39	20.38	17.21	17.20	17.20	19.23	19.23
25	18.61	18.60	18.58	20.78	20.77	17.50	17.49	17.49	19.62	19.61
26	18.94	18.94	18.92	21.20	21.19	17.79	17.78	17.78	19.98	19.98
27	19.28	19.27	19.26	21.62	21.59	18.09	18.09	18.09	20.39	20.37
28	19.62	19.62	19.60	22.05	22.03	18.42	18.41	18.40	20.80	20.78
29	19.99	19.99	19.97	22.49	22.48	18.74	18.74	18.74	21.23	21.21
30	20.37	20.37	20.35	22.97	22.95	19.09	19.09	19.08	21.67	21.66
31	20.76	20.76	20.76	23.47	23.43	19.45	19.44	19.43	22.14	22.13
32	21.19	21.19	21.18	23.99	23.97	19.83	19.82	19.82	22.63	22.61
33	21.65	21.64	21.62	24.54	24.51	20.24	20.23	20.21	23.14	23.12
34	22.10	22.09	22.09	25.11	25.10	20.64	20.64	20.62	23.69	23.67
35	22.59	22.59	22.58	25.72	25.71	21.07	21.06	21.05	24.26	24.23
36	23.09	23.08	23.08	26.34	26.32	21.53	21.52	21.50	24.83	24.81
37	23.60	23.60	23.60	27.00	26.99	21.97	21.97	21.95	25.43	25.41
38	24.18	24.17	24.15	27.69	27.68	22.43	22.43	22.42	26.05	26.04
39	24.75	24.74	24.72	28.42	28.40	22.93	22.93	22.92	26.70	26.69
40	25.37	25.36	25.33	29.20	29.17	23.45	23.45	23.43	27.43	27.40
41	26.00	25.98	25.97	29.99	29.96	23.99	23.99	23.98	28.13	28.11
42	26.68	26.67	26.66	30.84	30.80	24.56	24.55	24.55	28.89	28.87

C-1

Issue			Male					Female

Age	EPNS	PNS	SNS	PS	SS	EPNS	PNS	SNS	PS	SS

43	27.37	27.36	27.35	31.73	31.67	25.16	25.14	25.14	29.71	29.67
44	28.12	28.12	28.09	32.66	32.61	25.79	25.78	25.77	30.55	30.52
45	28.90	28.89	28.88	33.66	33.58	26.47	26.47	26.44	31.45	31.41
46	29.73	29.71	29.70	34.67	34.61	27.17	27.15	27.14	32.39	32.37
47	30.61	30.60	30.58	35.75	35.69	27.89	27.88	27.87	33.39	33.36
48	31.52	31.52	31.50	36.88	36.81	28.66	28.65	28.63	34.45	34.40
49	32.51	32.49	32.48	38.11	38.02	29.49	29.47	29.45	35.56	35.51
50	33.57	33.57	33.54	39.40	39.31	30.36	30.35	30.32	36.74	36.68
51	34.67	34.66	34.62	40.80	40.70	31.27	31.25	31.23	37.97	37.91
52	35.83	35.83	35.78	42.28	42.18	32.22	32.21	32.18	39.28	39.20
53	37.10	37.10	37.04	43.71	43.61	33.23	33.22	33.21	40.65	40.56
54	38.43	38.43	38.37	43.58	43.47	34.28	34.27	34.24	42.05	41.98
55	39.85	39.84	39.80	43.45	43.33	35.38	35.35	35.32	43.52	43.42
56	41.31	41.29	41.25	43.25	43.12	36.52	36.52	36.48	44.60	44.48
57	42.88	42.84	42.79	43.06	42.94	37.74	37.71	37.67	44.46	44.34
58	43.86	43.84	43.78	42.86	42.72	39.02	38.99	38.94	44.31	44.19
59	43.69	43.67	43.60	42.62	42.44	40.33	40.33	40.27	44.16	44.00
60	43.48	43.45	43.40	42.21	41.99	41.74	41.71	41.64	43.92	43.74
61	43.27	43.23	43.15	41.88	41.63	43.21	43.19	43.12	43.72	43.50
62	43.02	42.98	42.90	41.50	41.26	44.13	44.10	44.03	43.49	43.22
63	42.71	42.69	42.61	41.08	40.81	43.95	43.91	43.84	43.22	42.93
64	42.41	42.38	42.29	40.64	40.36	43.75	43.72	43.63	42.95	42.63
65	42.09	42.06	41.97	40.20	39.90	43.52	43.49	43.41	42.66	42.29
66	41.72	41.67	41.57	39.52	39.19	43.27	43.25	43.17	42.34	41.96
67	41.31	41.29	41.16	38.87	38.51	42.98	42.94	42.88	41.82	41.45
68	40.91	40.88	40.74	38.78	38.36	42.59	42.55	42.47	41.22	40.86
69	40.47	40.42	40.28	38.67	38.09	42.12	42.09	42.00	40.60	40.24
70	39.92	39.90	39.72	38.50	37.96	41.69	41.65	41.52	39.94	39.55
71	39.59	39.56	39.35	38.30	37.81	41.24	41.20	41.07	39.31	38.85
72	39.35	39.30	39.09	38.07	37.64	40.80	40.74	40.57	38.73	38.23
73	39.14	39.08	38.84	38.03	37.57	40.34	40.29	40.10	38.62	37.85
74	39.10	39.00	38.73	37.89	37.40	39.88	39.82	39.63	38.49	37.76
75	39.03	38.92	38.59	37.77	37.20	39.40	39.34	39.13	38.27	37.65
76	N/A	38.80	38.39	37.56	36.93	N/A	39.26	39.03	38.10	37.55
77	N/A	38.65	38.16	37.37	36.65	N/A	39.17	38.91	38.00	37.38
78	N/A	38.45	38.05	37.12	36.29	N/A	39.05	38.71	37.88	37.20
79	N/A	38.22	37.93	36.84	35.90	N/A	38.87	38.47	37.75	36.96
80	N/A	38.11	37.78	36.49	35.45	N/A	38.65	38.19	37.57	36.71
81	N/A	37.96	37.57	36.03	34.88	N/A	38.34	38.08	37.33	36.41
82	N/A	37.77	37.28	35.52	34.20	N/A	38.23	37.96	37.05	36.02
83	N/A	37.43	36.87	34.78	33.25	N/A	38.06	37.75	36.63	35.36
84	N/A	36.99	36.36	33.90	32.09	N/A	37.81	37.42	36.02	34.40
85	N/A	36.47	35.75	32.81	30.52	N/A	37.41	36.91	35.12	33.00

Unisex policies will have Surrender Charges and Monthly Administrative Charges that are higher than those for females above but lower than those for males.

C-2

	APPENDIX D: Monthly Expense Charge Per $1,000 of Initial Face Amount

		EPNS = Elite Preferred Nonsmoker					PS = Preferred Smoker
		PNS = Preferred Nonsmoker					SS = Standard Smoker
		SNS = Standard Nonsmoker

Issue			Male					Female

Age	EPNS	PNS	SNS	PS	SS	EPNS	PNS	SNS	PS	SS

0	N/A	N/A	0.0935	N/A	N/A	N/A	N/A	0.0788	N/A	N/A
1	N/A	N/A	0.0954	N/A	N/A	N/A	N/A	0.0804	N/A	N/A
2	N/A	N/A	0.0973	N/A	N/A	N/A	N/A	0.0820	N/A	N/A
3	N/A	N/A	0.0992	N/A	N/A	N/A	N/A	0.0836	N/A	N/A
4	N/A	N/A	0.1012	N/A	N/A	N/A	N/A	0.0853	N/A	N/A
5	N/A	N/A	0.1032	N/A	N/A	N/A	N/A	0.0870	N/A	N/A
6	N/A	N/A	0.1053	N/A	N/A	N/A	N/A	0.0887	N/A	N/A
7	N/A	N/A	0.1074	N/A	N/A	N/A	N/A	0.0905	N/A	N/A
8	N/A	N/A	0.1095	N/A	N/A	N/A	N/A	0.0923	N/A	N/A
9	N/A	N/A	0.1117	N/A	N/A	N/A	N/A	0.0941	N/A	N/A
10	N/A	N/A	0.1139	N/A	N/A	N/A	N/A	0.0960	N/A	N/A
11	N/A	N/A	0.1162	N/A	N/A	N/A	N/A	0.0979	N/A	N/A
12	N/A	N/A	0.1185	N/A	N/A	N/A	N/A	0.0999	N/A	N/A
13	N/A	N/A	0.1209	N/A	N/A	N/A	N/A	0.1019	N/A	N/A
14	N/A	N/A	0.1233	N/A	N/A	N/A	N/A	0.1039	N/A	N/A
15	N/A	N/A	0.1258	N/A	N/A	N/A	N/A	0.1060	N/A	N/A
16	N/A	N/A	0.1283	N/A	N/A	N/A	N/A	0.1081	N/A	N/A
17	N/A	N/A	0.1309	N/A	N/A	N/A	N/A	0.1103	N/A	N/A
18	N/A	N/A	0.1335	N/A	N/A	N/A	N/A	0.1125	N/A	N/A
19	N/A	N/A	0.1362	N/A	N/A	N/A	N/A	0.1148	N/A	N/A
20	0.1349	0.1359	0.1389	0.1593	0.1607	0.1148	0.1152	0.1171	0.1259	0.1270
21	0.1366	0.1376	0.1406	0.1617	0.1631	0.1161	0.1165	0.1183	0.1272	0.1283
22	0.1384	0.1394	0.1424	0.1641	0.1655	0.1190	0.1198	0.1205	0.1289	0.1296
23	0.1402	0.1412	0.1442	0.1666	0.1680	0.1200	0.1210	0.1219	0.1307	0.1315
24	0.1420	0.1430	0.1460	0.1691	0.1705	0.1218	0.1228	0.1231	0.1330	0.1342
25	0.1438	0.1448	0.1478	0.1716	0.1731	0.1235	0.1245	0.1251	0.1336	0.1350
26	0.1456	0.1466	0.1496	0.1742	0.1757	0.1265	0.1275	0.1279	0.1389	0.1401
27	0.1495	0.1505	0.1535	0.1792	0.1832	0.1295	0.1305	0.1307	0.1407	0.1440
28	0.1549	0.1559	0.1589	0.1847	0.1877	0.1314	0.1324	0.1339	0.1454	0.1487
29	0.1583	0.1593	0.1623	0.1919	0.1934	0.1353	0.1363	0.1368	0.1498	0.1531
30	0.1644	0.1653	0.1672	0.1976	0.2015	0.1383	0.1388	0.1396	0.1550	0.1566
31	0.1717	0.1717	0.1723	0.2055	0.2108	0.1425	0.1435	0.1450	0.1604	0.1622
32	0.1760	0.1770	0.1780	0.2133	0.2173	0.1458	0.1474	0.1478	0.1649	0.1684
33	0.1800	0.1811	0.1841	0.2228	0.2268	0.1470	0.1480	0.1509	0.1709	0.1741
34	0.1892	0.1903	0.1906	0.2334	0.2354	0.1522	0.1532	0.1552	0.1754	0.1773
35	0.1957	0.1958	0.1971	0.2428	0.2439	0.1572	0.1588	0.1594	0.1800	0.1841
36	0.2058	0.2068	0.2074	0.2575	0.2608	0.1600	0.1612	0.1642	0.1874	0.1908
37	0.2169	0.2170	0.2171	0.2711	0.2733	0.1680	0.1690	0.1720	0.1974	0.1998
38	0.2241	0.2251	0.2281	0.2857	0.2878	0.1782	0.1786	0.1801	0.2071	0.2101
39	0.2362	0.2372	0.2407	0.3013	0.3047	0.1855	0.1861	0.1882	0.2190	0.2200
40	0.2468	0.2478	0.2523	0.3162	0.3203	0.1938	0.1943	0.1969	0.2236	0.2288
41	0.2606	0.2631	0.2658	0.3361	0.3414	0.2037	0.2041	0.2054	0.2388	0.2429
42	0.2722	0.2732	0.2762	0.3542	0.3604	0.2139	0.2149	0.2155	0.2521	0.2566

Monthly Expense Charges shown assume an Initial Face Amount less than $250,000. Higher Initial Face Amounts will result in lower Monthly Expense Charges per $1,000 of Initial Face Amount.

D-1

Issue			Male					Female

Age	EPNS	PNS	SNS	PS	SS	EPNS	PNS	SNS	PS	SS

43	0.2898	0.2902	0.2930	0.3734	0.3838	0.2246	0.2266	0.2274	0.2625	0.2692
44	0.3026	0.3036	0.3085	0.3945	0.4031	0.2352	0.2363	0.2386	0.2788	0.2827
45	0.3181	0.3201	0.3227	0.4123	0.4252	0.2426	0.2436	0.2484	0.2915	0.2991
46	0.3330	0.3364	0.3384	0.4368	0.4462	0.2545	0.2582	0.2591	0.3066	0.3110
47	0.3482	0.3492	0.3527	0.4601	0.4706	0.2687	0.2703	0.2716	0.3212	0.3271
48	0.3658	0.3658	0.3693	0.4839	0.4959	0.2824	0.2833	0.2863	0.3352	0.3446
49	0.3795	0.3830	0.3851	0.5046	0.5195	0.2925	0.2950	0.2986	0.3507	0.3588
50	0.3952	0.3952	0.3996	0.5294	0.5441	0.3035	0.3045	0.3096	0.3639	0.3751
51	0.4142	0.4165	0.4229	0.5523	0.5692	0.3145	0.3179	0.3214	0.3786	0.3899
52	0.4356	0.4364	0.4445	0.5781	0.5941	0.3279	0.3307	0.3350	0.3915	0.4040
53	0.4533	0.4535	0.4639	0.6071	0.6233	0.3406	0.3431	0.3451	0.4042	0.4187
54	0.4734	0.4744	0.4838	0.6294	0.6487	0.3553	0.3583	0.3630	0.4247	0.4365
55	0.4947	0.4965	0.5035	0.6533	0.6740	0.3624	0.3683	0.3723	0.4437	0.4611
56	0.5228	0.5266	0.5332	0.6877	0.7100	0.3724	0.3809	0.3847	0.4646	0.4833
57	0.5491	0.5554	0.5633	0.7224	0.7423	0.3824	0.3935	0.3971	0.4896	0.5092
58	0.5803	0.5835	0.5940	0.7552	0.7789	0.3924	0.4061	0.4095	0.5161	0.5355
59	0.6082	0.6121	0.6234	0.7940	0.8239	0.4024	0.4187	0.4219	0.5426	0.5682
60	0.6154	0.6176	0.6263	0.8634	0.9002	0.4125	0.4312	0.4342	0.5837	0.6143
61	0.6623	0.6647	0.6740	0.9207	0.9619	0.4365	0.4563	0.4595	0.6183	0.6550
62	0.7092	0.7118	0.7217	0.9879	1.0270	0.4557	0.4764	0.4797	0.6583	0.7032
63	0.7561	0.7589	0.7694	1.0627	1.1071	0.4711	0.4924	0.4959	0.7037	0.7517
64	0.8030	0.8060	0.8171	1.1400	1.1866	0.4834	0.5052	0.5088	0.7500	0.8028
65	0.8499	0.8530	0.8650	1.2165	1.2654	0.5325	0.5566	0.5605	0.7981	0.8604
66	0.9277	0.9309	0.9440	1.3318	1.3854	0.6026	0.6298	0.6343	0.8512	0.9152
67	1.0055	1.0088	1.0230	1.4396	1.4985	0.6727	0.7030	0.7081	0.9400	1.0017
68	1.0833	1.0867	1.1020	1.4541	1.5239	0.7428	0.7762	0.7819	1.0395	1.0996
69	1.1611	1.1646	1.1810	1.4688	1.5648	0.8129	0.8494	0.8557	1.1442	1.2033
70	1.2389	1.2426	1.2600	1.4946	1.5847	0.8829	0.9228	0.9293	1.2539	1.3184
71	1.2916	1.2979	1.3317	1.5253	1.6073	0.9607	1.0042	1.0113	1.3606	1.4368
72	1.3329	1.3419	1.3771	1.5647	1.6376	1.0385	1.0856	1.0933	1.4577	1.5425
73	1.3677	1.3770	1.4179	1.5718	1.6475	1.1163	1.1670	1.1753	1.4780	1.6057
74	1.3719	1.3882	1.4343	1.5906	1.6732	1.1941	1.2484	1.2573	1.5010	1.6221
75	1.3794	1.3981	1.4533	1.6092	1.7031	1.2721	1.3297	1.3391	1.5376	1.6399
76	N/A	1.4151	1.4837	1.6389	1.7445	N/A	1.3520	1.3908	1.5650	1.6563
77	N/A	1.4355	1.5178	1.6677	1.7875	N/A	1.3647	1.4085	1.5800	1.6826
78	N/A	1.4667	1.5339	1.7076	1.8461	N/A	1.3822	1.4397	1.5983	1.7111
79	N/A	1.5041	1.5530	1.7557	1.9124	N/A	1.4081	1.4753	1.6166	1.7479
80	N/A	1.5202	1.5758	1.8131	1.9876	N/A	1.4413	1.5183	1.6432	1.7870
81	N/A	1.5468	1.6121	1.8914	2.0847	N/A	1.4938	1.5370	1.6892	1.8435
82	N/A	1.5753	1.6589	1.9761	2.1959	N/A	1.5155	1.5607	1.7447	1.9161
83	N/A	1.6302	1.7241	2.0961	2.3517	N/A	1.5416	1.5935	1.8196	2.0319
84	N/A	1.7020	1.8072	2.2390	2.5432	N/A	1.5826	1.6483	1.9288	2.1972
85	N/A	1.7905	1.9110	2.4234	2.8067	N/A	1.6484	1.7330	2.0824	2.4345

Monthly Expense Charges shown assume an Initial Face Amount less than $250,000. Higher Initial Face Amounts will result in lower Monthly Expense Charges per $1,000 of Initial Face Amount.

D-2

	APPENDIX E: Overloan Protection Rider

Male, Nonsmoker, Attained Age = 75, Option
A Death Benefit	20 Year Projection after Overloan Protection Rider Exercise
	Crediting rate on unloaned Accumulated
Form 8566(0108)	Value	6%
	Loan Rate	5%

							End of Year	End of
Policy Values before						End of Year	Cash	Year
Overloan Protection Rider				Attained	End of	Outstanding	Surrender	Death
exercise:		Year		Age	Year AV	Loan	Value	Benefit
			1	75	101,536	100,275	1,261	106,613
Face Amount	$ 75,000		2	76	106,626	105,289	1,337	111,957
Accumulated Value	$ 100,000		3	77	111,970	110,553	1,417	117,569
GPT Corridor Factor	1.05		4	78	117,583	116,081	1,502	123,462
Death Benefit	$ 105,000		5	79	123,477	121,885	1,592	129,651
Outstanding Loan	$ 95,500		6	80	129,667	127,979	1,688	136,151
			7	81	136,167	134,378	1,789	142,976
Exercise Charge Percentage	3.31%		8	82	142,994	141,097	1,897	150,143
Exercise Charge	$3,310		9	83	150,162	148,152	2,010	157,670
			10	84	157,691	155,559	2,131	165,575
Policy Values after
Overloan Protection Rider
exercise:			11	85	165,596	163,337	2,259	173,876
Face Amount	$ 75,000		12	86	173,899	171,504	2,395	182,594
Accumulated Value	$ 96,690		13	87	182,618	180,079	2,538	191,749
GPT Corridor Factor	1.05		14	88	191,774	189,083	2,690	201,363
Death Benefit	$ 101,690		15	89	201,390	198,538	2,852	211,459
Outstanding Loan	$ 95,500		16	90	211,488	208,465	3,023	219,947
			17	91	222,092	218,888	3,204	228,755
			18	92	233,229	229,832	3,397	237,893
			19	93	244,924	241,324	3,600	247,373
			20	94	257,206	253,390	3,816	259,778

E-1

Statement of Additional Information Table of Contents

Page
NATIONAL LIFE INSURANCE COMPANY	1
NATIONAL VARIABLE LIFE INSURANCE ACCOUNT……………………………………………1
THE PORTFOLIOS	………………………………………1
PREMIUMS	1
DISTRIBUTION OF THE POLICIES	3
CONTRACTUAL ARRANGEMENTS BETWEEN NATIONAL LIFE
AND THE PORTFOLIOS’ INVESTMENT ADVISORS OR DISTRIBUTORS	3
TERMS OF UNDERLYING PORTFOLIO PARTICIPATION AGREEMENTS	4
UNDERWRITING PROCEDURES	4
INCREASES IN FACE AMOUNT	5
OTHER POLICY PROVISIONS	5
OPTIONAL BENEFITS…………………………………………………………………………………9
RECORDS………………………………………………………………………………………………18
LEGAL MATTERS	18
EXPERTS	18
FINANCIAL STATEMENTS…………………………………………………………………………F-1

Statement of Additional Information

The Statement of Additional Information contains further information about the Policies and is incorporated by reference (legally considered to be part of this prospectus). A table of contents for the Statement of Additional
Information is on the last page of this prospectus. You may request a free copy by writing to National Life
Insurance Company, National Life Drive, Montpelier, Vermont 05604 or by calling 1-800-732-8939. Please contact your registered representative or National Life if you have any questions or would like to request other information about the Policies such as personalized illustrations of an Insured’s Death Benefit, Cash Surrender Value and Policy
Values (there is no charge for the initial Policy illustration).

The Statement of Additional Information is also available at National Life’s website at www.nationallife.com.
Information about the Policy (including the Statement of Additional Information) can also be reviewed and copied at the SEC’s Public Reference Room in Washington, D.C. Call 1-202-551-8090 for information on the operation of the public reference room. This information is also available on the SEC’s Internet site at http://www.sec.gov, and copies may be obtained, upon payment of a duplicating fee, by writing to the Public Reference Section of the SEC,
100 F Street, N.E., Washington, D.C. 20549.

You should rely only on the information contained in this prospectus. No one is authorized to provide you with information that is different.

Investment Company Act File No. 811-09044
Securities Act of 1933 File No. 333-151535

B-2

NATIONAL LIFE INSURANCE COMPANY

NATIONAL VARIABLE LIFE INSURANCE ACCOUNT

INVESTOR SELECT VARIABLE UNIVERSAL LIFE INSURANCE POLICY

STATEMENT OF ADDITIONAL INFORMATION

OFFERED BY
NATIONAL LIFE INSURANCE COMPANY
One National Life Drive
Montpelier, Vermont 05604

This Statement of Additional Information expands upon subjects discussed in the current prospectus for the Investor
Select Variable Universal Life Insurance Policy (“Policy”) offered by National Life Insurance Company. You may obtain a copy of the prospectus dated December 23, 2008 by calling 1-800-732-8939, by writing to National Life
Insurance Company, One National Life Drive, Montpelier, Vermont 05604, by accessing National Life’s website at
http://www.nationallife.com, or by accessing the SEC’s website at http://www.sec.gov. Definitions of terms used in the current prospectus for the Policy are incorporated in this Statement of Additional Information.

This Statement of Additional Information is
not a prospectus and should be read only in
conjunction with the prospectus for the Policy.

Dated December 23, 2008

3

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NATIONAL LIFE INSURANCE COMPANY

National Life Insurance Company (“National Life,” “we,” “our,” or “us”) is the insurance company that issues the Policy. National Life is authorized to conduct a life insurance and annuity business in all 50 states and the District of Columbia. It was originally chartered as a mutual life insurance company in 1848.
It is now a stock life insurance company. All of its outstanding stock is directly owned by NLV Financial
Corporation (“NLV Financial”), the parent company of National Life, and indirectly owned by National
Life Holding Company, a mutual insurance holding company established under Vermont law on January 1,
1999. As discussed below, National Life has entered into a keep well agreement and a pledge and security agreement with NLV Financial, each dated January 1, 1999, under which NLV Financial agrees to maintain
National Life’s capital at a certain level and to pledge its assets to secure its obligations under the keep well agreement. All policyholders of National Life, including all the Owners of the Policies, are voting members of National Life Holding Company.

On January 1, 1999, National Life entered into a keep well agreement and a pledge and security agreement with NLV Financial. Under the agreements, NLV Financial agreed to maintain National Life’s total adjusted capital at the authorized control level and to grant National Life an unperfected pledge of all of its assets. As of September 30, 2008, National Life’s total adjusted capital of $974.8 million exceeded the authorized control level set forth in the keep well agreement. The keep well agreement may terminate by written agreement between National Life and NLV Financial, upon the demutualization of National Life
Holding Company, or by operation of law; provided, however, the agreement shall not terminate by operation of law upon the commencement of any insolvency or bankruptcy proceed under state or federal law. In addition, the keep well agreement provides that the agreement is not a direct or indirect guarantee by NLV Financial to any person of the payment or satisfaction of any debt or obligation of National Life or any of its subsidiaries to any such person.

Under the pledge and security agreement, NLV Financial pledges its assets to secure its obligations under the keep well agreement. If National Life receives a “Perfection Notice” from the Vermont Commissioner of Banking, Insurance, Securities and Health Care Administration, National Life must perfect the pledge against NLV Financial. The pledge and security agreement terminates upon the termination of the keep well agreement.

National Life acts as custodian for the National Variable Life Insurance Account. Additional protection for the assets of the National Variable Life Insurance Account is provided by a blanket fidelity bond issued by St. Paul Fire & Marine Insurance Company providing coverage of $30,000,000 in the aggregate and $15,000,000 per occurrence (subject to a $250,000 deductible) for all officers and employees of National Life.

NATIONAL VARIABLE LIFE INSURANCE ACCOUNT

The Separate Account was established by National Life on February 1, 1985. It is a separate investment account to which we allocate assets to support the benefits payable under the Policies, other policies we currently issue, and other variable life insurance policies we may issue in the future. The Separate Account is registered with the Securities and Exchange Commission
(“SEC”) as a unit investment trust under the Investment Company Act of 1940, and qualifies as a “separate account” within the meaning of the federal securities laws. Such registration does not involve any supervision of the management or investment practices or policies of the Separate Account by the SEC.

The independent registered public accounting firm for the Separate Account is PricewaterhouseCoopers
LLP. This firm annually performs an audit on the financial statements of the Separate Account, and provides a report to the Board of Directors of National Life. PricewaterhouseCoopers LLP also acts as the independent public accountants for National Life.

THE PORTFOLIOS

The portfolios invested in by the Separate Account are part of mutual funds registered with the SEC as open-end investment companies. You should know that such registration does not involve supervision of the management or investment practices of the portfolios by the SEC.

PREMIUMS

Term Policy Conversions. We offer a one time credit on conversions of eligible National Life term insurance policies to an Investor Select Policy. If the term policy being converted has been in force for at least twelve months and less than 10 years, the amount of the credit is 12% of a target amount used to determine commission payments. If the term policy being converted has been in force for less than twelve months, the credit will be prorated based on the number of months the term policy has been outstanding at the time of conversion. For graded renewable term (“GRT”) term policies, the credit will be 18% of the target amount used to determine commission payments if the GRT term policy has been in force for at least two years but not more than five years. For GRT term policies in force for less than two years, the credit is
0.5% per month for each month in the first year, and 1.0% per month for each month in the second year.
For GRT policies in force more than five years, the credit decreases from 18% by 0.5% for each month beyond five years, until it becomes zero at the end of year eight.

The amount of the credit will be added to the initial premium payment, if any, you pay and will be treated as part of the Initial Premium for the Policy. Thus, the credit will be included in premium payments for purposes of calculating and deducting the Premium Load. If you surrender your Policy, we will not recapture the credit. We will not include the amount of the credit for purposes of calculating agent compensation for the sale of the Policy.

Credit to Home Office Employees. We also offer a one time credit to Home Office employees who purchase an Investor Select Policy, as both Owner and Insured. This one time credit is calculated differently from the credit described above; in particular, the amount of the credit will be 50% of the target premium used in the calculation of commissions on the Policy. Otherwise, the credit will be treated in the same manner as the credit described above.

DISTRIBUTION OF THE POLICIES

Equity Services, Inc. (“ESI”) is responsible for distributing the Policies pursuant to a distribution agreement with us. ESI serves as principal underwriter for the Policies. ESI, a Vermont corporation and an affiliate of National Life, is located at One National Life Drive, Montpelier, Vermont 05604.

We offer the Policies to the public on a continuous basis through ESI. We anticipate continuing to offer the
Policies, but reserve the right to discontinue the offering.

ESI offers the Policies through its registered representatives. ESI has also entered into selling agreements with other broker-dealers for sales of the Policies through their registered representatives. Registered representatives must be licensed as insurance agents and appointed by us.

We pay commissions to ESI for sales of the Policies. In addition, to promote sales of the Policies and consistent with NASD Conduct Rules (administered by FINRA), National Life, ESI and/or their affiliates may contribute amounts to various non-cash and cash incentives to be paid by ESI to its registered representatives the amounts of which may be based in whole or in part on the sales of the Policies, including (1) contributing to educational programs, (2) sponsoring sales contests and/or promotions in which participants receive prizes such as travel, merchandise, hardware and/or software; (3) paying for occasional meals, lodging and/or entertainment; and/or (4) making cash payments in lieu of business expense reimbursements; (5) making loans and forgiving such loans and/or (6) health and welfare benefit programs.

Commissions paid on the Policy, as well as other incentives or payments, are not charged directly to the
Policy Owners or the Separate Account. We intend to recoup commissions and other sales expenses through fees and charges imposed under the Policy.

Prior to the date that sales of the Policy began, ESI received sales commissions with respect to the other variable life insurance policies supported by the Separate Account in the following amounts during the periods indicated:

		Aggregate Amount of	Aggregate Amount of Commissions Retained
	Fiscal Year	Commissions Paid to ESI	by ESI as Principal Underwriter

2005		$5,166,190	$0

2006		$4,434,303	$0

2007		$4,479,404	$0

ESI passes through commissions it receives and does not retain any override as distributor for the Policies.

From time to time National Life, in conjunction with ESI, may conduct special sales programs.

CONTRACTUAL ARRANGEMENTS BETWEEN NATIONAL LIFE AND
THE PORTFOLIOS’ INVESTMENT ADVISORS OR DISTRIBUTORS

We have entered into or may enter into agreements pursuant to which a portfolio’s advisor or distributor or an affiliate pays us a fee, which may differ, based upon an annual percentage of the average net asset amount we invest in the portfolio on behalf of the Separate Account and our other separate accounts. This fee is for administration and other services we provide. The amount of this compensation with respect to the Policy during 2007 is not provided because the Policy was first offered in 2008.

These arrangements may change from time to time, and may include more portfolios in the future.

In addition, ESI has entered into agreements pursuant to which a portfolio’s distributor pays ESI a fee, which may differ, based upon an annual percentage of average net asset amount we invest on behalf of the
Separate Account and our other separate accounts. That fee is for other services ESI provides.

TERMS OF UNDERLYING PORTFOLIO PARTICIPATION AGREEMENTS

The participation agreements under which the mutual fund portfolios sell their shares to subaccounts of the
Separate Account contain varying termination provisions. In general, each party may terminate at its option with specified advance written notice, and may also terminate in the event of specific regulatory or business developments.

Should an agreement between National Life and a mutual fund terminate, the subaccounts that invest in that mutual fund’s portfolio may not be able to purchase additional shares of such portfolio. In that event, you will no longer be able to transfer Accumulated Values or allocate Net Premiums to subaccounts investing in portfolios of such mutual fund.

Additionally, in certain circumstances, it is possible that a mutual fund may refuse to sell its shares to a subaccount despite the fact that the participation agreement between the mutual fund and us has not been terminated. Should a mutual fund decide not to sell its shares to us, we will not be able to honor your requests to allocate cash values or Net Premiums to subaccounts investing in shares of that mutual fund’s portfolio.

The portfolios are available to registered separate accounts of insurance companies, other than National
Life, offering variable annuity contracts and variable life insurance policies or qualified retirement plans, or to certain pension or retirement plans qualifying under Section 401 of the Internal Revenue Code of 1986, as amended (“Code”). As a result, there is a possibility that a material conflict may arise as a result of such
“mixed and shared” investing. That is, it is possible that a material conflict could arise between the interests of Owners with Accumulated Value allocated to the Separate Account and the owners of life insurance policies, variable annuity contracts, or of certain retirement or pension plans issued by such other companies whose values are allocated to one or more other separate accounts investing in any one of the portfolios.

In the event of a material conflict, we will take any necessary steps, including removing the Separate
Account from that portfolio, to resolve the matter. The Board of Directors or Trustees of the mutual funds intend to monitor events in order to identify any material conflicts that possibly may arise and to determine what action, if any, should be taken in response to those events or conflicts. See the individual portfolio prospectuses for more information.

UNDERWRITING PROCEDURES

In most cases we will perform an evaluation of a proposed Insured’s health and other mortality risk factors before issuing a Policy. This process is often referred to as “underwriting”. We will request that a number of questions about the proposed Insured be answered on the application for a Policy, and we may require a telephone conference, certain medical tests, and/or a medical examination. When we have evaluated all the necessary information, we will place a proposed Insured into one of the following Rate Classes:

  elite preferred nonsmoker,
  preferred nonsmoker,
  standard nonsmoker,
  preferred smoker,
  standard smoker and
  substandard.

The Rate Class into which an Insured is placed will affect both the guaranteed and the current cost of insurance rates as well as the Monthly Expense Charge rates. Smoker and substandard classes reflect higher mortality risks. In an otherwise identical Policy, an Insured in an elite, preferred or standard class will have a lower cost of insurance charge than an Insured in a substandard class with higher mortality risks. Nonsmoking Insureds will generally incur lower cost of insurance rates than Insureds who are classified as smokers.

We may also issue Policies on a guaranteed issue basis, where no medical underwriting is required prior to issuance of a Policy. Current cost of insurance rates for Policies issued on a guaranteed issue basis may be higher than current cost of insurance rates for healthy Insureds who undergo medical underwriting.

The guaranteed maximum cost of insurance rates will be set forth in your Policy, and will depend on:

  the Insured’s Attained Age
  the Insured’s sex
  the Insured’s Rate Class, and
  the 2001Commissioners Standard Ordinary (M/F) Smoker/Nonsmoker U ANB Mortality Tables.

For Policies issued in states which require “unisex” policies or in conjunction with employee benefit plans, the guaranteed maximum cost of insurance rate will use the 2001 Commissioners Standard Ordinary (80)
Smoker/Nonsmoker U ANB Mortality Tables, which are gender blended tables.

From time to time, we may also offer promotional programs under which a proposed Insured may apply for a Policy subject to minimal underwriting subject to certain restrictions (e.g., if the proposed Insured has purchased a fully underwritten life insurance policy at Preferred or Standard rates from a company on our approved list (a) within the past three years or (b) within the past five years and had a full physical exam in the last 24 months).

INCREASES IN FACE AMOUNT

You should be aware that if you increase the Face Amount of your Policy, this will generally affect the total Net Amount at Risk. This will normally increase the monthly cost of insurance charges. In addition, the Insured may be in a different Rate Class as to the increase in insurance coverage. We use separate cost of insurance rates for the Initial Face Amount and any increases in Face Amount. For the Initial Face
Amount we use the rate for the Insured’s Rate Class on the Date of Issue. For each increase in Face
Amount, we use the rate for the Insured’s Rate Class at the time of the increase. If the Unadjusted Death
Benefit is calculated as the Accumulated Value times the specified percentage, we use the rate for the Rate
Class for the Initial Face Amount for the amount of the Unadjusted Death Benefit in excess of the total
Face Amount for Option A, and in excess of the total Face Amount plus the Accumulated Value for Option
B.

We calculate the Net Amount at Risk separately for the Initial Face Amount and increases in Face Amount.
In determining the Net Amount at Risk for each increment of Face Amount, we first consider the
Accumulated Value part of the Initial Face Amount. If the Accumulated Value exceeds the Initial Face
Amount, we consider it as part of any increases in Face Amount in the order such increases took effect.

Each increase in Face Amount will begin a new period of Surrender Charges in effect for ten years from the date of the increase. This additional Surrender Charge is based on the Face Amount of the increase only.
We describe this additional Surrender Charge in detail in the “Surrender Charge” section of the prospectus.

OTHER POLICY PROVISIONS

New York Policies - Reduced Paid–Up Benefit

Prior to maturity, Owners of Policies issued in New York may elect to continue the Policy in force as paid-
up General Account life insurance coverage. All or a portion of the Cash Surrender Value of the Policy will be applied to paid-up life insurance coverage. We will pay in one lump sum any amount of the Cash
Surrender Value which you do not apply toward paid-up life insurance coverage. You may thereafter surrender any paid-up General Account life insurance at any time for its value.

The Policy

The Policy and the application are the entire contract. Only statements made in the application can be used to void the Policy or deny a claim. The statements are considered representations and not warranties. Only one of National Life’s duly authorized officers or registrars can agree to change or waive any provisions of the Policy, and only in writing. As a result of differences in applicable state laws, certain provisions of the
Policy may vary from state to state.

Change of Owner and Beneficiary

As long as the Policy is in force, you may change the Owner or Beneficiary by sending us an acceptable written request. The change will take effect as of the date the request is signed, whether or not the Insured is living when we receive the request. We will not be responsible for any payment made or action taken before we receive the written request. A change of Owner may have tax consequences.

Split Dollar Arrangements

You may enter into a Split Dollar Arrangement among the Owners or other persons under which the payment of premiums and the right to receive the benefits under the Policy (i.e., Cash Surrender Value or
Death Benefit) are split between the parties. There are different ways of allocating such rights.

For example, an employer and employee might agree that under a Policy on the life of the employee, the employer will pay the premiums and will have the right to receive the Cash Surrender Value. The employee may designate the Beneficiary to receive any Death Benefit in excess of the Cash Surrender
Value. If the employee dies while such an arrangement is in effect, the employer would receive from the
Death Benefit the amount which the employer would have been entitled to receive upon surrender of the
Policy and the employee’s Beneficiary would receive the balance of the proceeds.

No transfer of Policy rights pursuant to a Split Dollar Arrangement will be binding on us unless it is in writing and received by us. We do not assess any specific charge for Split Dollar Arrangements.

The Internal Revenue Service (“IRS”) has issued guidance affecting Split Dollar Arrangements. Any parties who elect to enter into a Split Dollar Arrangement should consult their own tax advisers regarding the tax consequences of such an arrangement.

Assignments

You may assign any and all your rights under the Policy. We are not bound by an assignment unless it is in writing and we receive it at our Home Office. We assume no responsibility for determining whether an assignment is valid, or the extent of the assignee’s interest. All assignments will be subject to any Policy loan. The interest of any Beneficiary or other person will be subordinate to any assignment. A payee who is not also the Owner may not assign or encumber Policy benefits, and to the extent permitted by applicable law, such benefits are not subject to any legal process for the payment of any claim against the payee. An assignment of the Policy may have tax consequences. If the assignee acquires a right to proceeds, they will be paid in one sum even though a Payment Option may be in effect at the time the assignment was signed.

Suicide

If the Insured dies by suicide, while sane or insane, within two years from the Date of Issue of the Policy
(except where state law requires a shorter period), or within two years of the effective date of a reinstatement (unless otherwise required by state law), our liability is limited to the payment to the
Beneficiary of a sum equal to the premiums paid less any Policy loan and accrued interest and any

Withdrawals (since the date of reinstatement, in the case of a suicide within two years of the effective date of a reinstatement), or other reduced amount provided by state law.

If the Insured commits suicide within two years (or shorter period required by state law) from the effective date of any Policy change which increases the Unadjusted Death Benefit and for which an application is required, the amount which we will pay with respect to the increase will be the cost of insurance charges previously made for such increase (unless otherwise required by state law).

Arbitration

Except where otherwise required by state law, as in New York, the Policy provides that any controversy under the Policy shall be settled by arbitration in the state of residence of the Owner, in accordance with the rules of the American Arbitration Association or any similar rules to which the parties agree. Any award rendered through arbitration will be final on all parties, and the award may be enforced in court.

The purpose of the arbitration is to provide an alternative dispute resolution mechanism for investors that may be more efficient and less costly than court litigation. You should be aware, however, that arbitration is, as noted above, final and binding on all parties, and that the right to seek remedies in court is waived, including the right to jury trial. Pre-arbitration discovery is generally more limited than and different from court discovery procedures, and the arbitrator’s award is not required to include factual findings or legal reasoning. Any party’s right to appeal or to seek modification of rulings by the arbitrators is strictly limited.

Dividends

The Policy is non-participating.

Correspondence

All correspondence to you is deemed to have been sent to you if mailed to you at your last address known to us.

Settlement Options

In lieu of a single sum payment on death or surrender, you may elect to apply the Death Benefit and the
Cash Surrender Value under any one of the fixed-benefit Settlement Options provided in the Policy. (Even if the Death Benefit under the Policy is excludible from income, payments under Settlement Options may not be excludible in full. This is because earnings on the Death Benefit after the insured’s death are taxable and payments under the Settlement Options generally include such earnings. You should consult a tax advisor as to the tax treatment of payments under the Settlement Options.) The options are described below.

Payment of Interest Only. We will pay interest at a rate of 1.5% per year on the amount of the proceeds retained by us. Upon the earlier of the payee’s death or the end of a chosen period, the proceeds retained will be paid to the payee or his or her estate.

Payments for a Stated Time. We will make equal monthly payments, based on an interest rate of 1.5% per annum, for the number of years you select.

Payments for Life. We will make equal monthly payments, based on an interest rate of 1.5% per annum, for a guaranteed period and thereafter during the life of a chosen person. You may elect guaranteed payment periods for 0, 5, or 10 years, or for a refund period, at the end of which the total payments will equal the proceeds placed under the option.

Payments of a Stated Amount. We will make equal monthly payments until the proceeds, with interest at
1.5% per year on the unpaid balance, have been paid in full. The total payments in any year must be at least $10 per month for each thousand dollars of proceeds placed under this option.

Life Annuity. We will make equal monthly payments in the same manner as in the above Payments for Life option except that the amount of each payment will be the monthly income provided by our then current settlement rates on the date the proceeds become payable. No additional interest will be paid.

Joint and Two Thirds Annuity. We will make equal monthly payments, based on an interest rate of 1.5%
per year, while two chosen persons are both living. Upon the death of either, two-thirds of the amount of those payments will continue to be made during the life of the survivor. We may require proof of the ages of the chosen persons.

50% Survivor Annuity. We will make equal monthly payments, based on an interest rate of 1.5% per year, during the lifetime of the chosen primary person. Upon the death of the chosen primary person, 50% of the amount of those payments will continue to be made during the lifetime of the secondary chosen person.
We may require proof of the ages of the chosen persons.

We may pay interest in excess of the stated amounts under the first four options listed above, but not the last three. Under the first two, and fourth options above, the payee has the right to change options or to withdraw all or part of the remaining proceeds. For additional information concerning the payment options, see the Policy.

AUTOMATED FUND TRANSFER FEATURES

Dollar Cost Averaging

You may elect Dollar Cost Averaging at issue by marking the appropriate box on the initial application, and completing the appropriate instructions. You may also begin a Dollar Cost Averaging program after issue by filling out similar information on a change request form and sending it to us at our Home Office.

If you elect this feature, we will take the amount to be transferred from the Money Market Subaccount and transfer it to the subaccount or subaccounts designated to receive the funds, each month on the Monthly
Policy Date. If you elect Dollar Cost Averaging on your application for the Policy, it will start with the
Monthly Policy Date after the date that is 20 days after issue. If you begin a Dollar Cost Averaging program after the free look period is over, it will start on the next Monthly Policy Date. Dollar Cost
Averaging will continue until the amount in the Money Market Subaccount is depleted. The minimum monthly transfer by Dollar Cost Averaging is $100, except for the transfer which reduces the amount in the
Money Market Subaccount to zero. You may discontinue Dollar Cost Averaging at any time by sending an appropriate change request form to the Home Office. You may not use the dollar cost averaging feature to transfer Accumulated Value to the General Account.

Dollar Cost Averaging allows you to move funds into the various investment types on a more gradual and systematic basis than the frequency on which you pay premiums. The dollar cost averaging method of investment is designed to reduce the risk of making purchases only when the price of units is high. The periodic investment of the same amount will result in higher numbers of units being purchased when unit prices are lower, and lower numbers of units being purchased when unit prices are higher. This technique will not, however, assure a profit or protect against a loss in declining markets. Moreover, for the dollar cost averaging technique to be effective, amounts should be available for allocation from the Money
Market Subaccount through periods of low price levels as well as higher price levels.

If you initiate Dollar Cost Averaging on a Policy that is participating in the Illuminations program, your
Policy’s participation in the Illuminations program will terminate.

We may discontinue Dollar Cost Averaging at any time upon 60 days prior notice to all Owners then utilizing the feature. You may not elect Dollar Cost Averaging if you have elected Portfolio Rebalancing.

Portfolio Rebalancing

You may elect Portfolio Rebalancing at issue by marking the appropriate box on the application, or, after issue, by completing a change request form and sending it to our Home Office.

In Policies utilizing Portfolio Rebalancing from the Date of Issue, an automatic transfer will take place which causes the percentages of the current values in each subaccount to match the current premium allocation percentages, starting with the Monthly Policy Date six months after the Date of Issue, and then on each Monthly Policy Date six months thereafter. Policies electing Portfolio Rebalancing after issue will have the first automated transfer occur as of the Monthly Policy Date on or next following the date we receive the election at our Home Office, and subsequent rebalancing transfers will occur every six months from that date. You may discontinue Portfolio Rebalancing at any time by submitting an appropriate change request form to us at our Home Office.

If you change your Policy’s premium allocation percentages, Portfolio Rebalancing will automatically be discontinued unless you specifically direct otherwise.

Portfolio Rebalancing will result in periodic transfers out of subaccounts that have had relatively favorable investment performance in relation to the other subaccounts to which a Policy allocates premiums, and into subaccounts which have had relatively unfavorable investment performance in relation to the other subaccounts to which the Policy allocates premiums. Portfolio Rebalancing does not guarantee a profit or protect against a loss.

If you change Portfolio Rebalancing on a Policy that is participating in the Illuminations program, your
Policy’s participation in the Illuminations program will terminate.

We may discontinue Portfolio Rebalancing at any time upon 60 days prior notice to all Owners then utilizing the feature. You may not elect Portfolio Rebalancing if you have elected Dollar Cost Averaging.

OPTIONAL BENEFITS

You may include additional benefits, which are subject to the restrictions and limitations set forth in the applicable Policy riders, in your Policy at your option. Election of any of these optional benefits involves an additional cost. These costs are set forth in the “Fee Table” section of the prospectus. Some information with respect to many of the available riders is included in the prospectus. We provide additional information about optional benefits below. Note, not all riders are available in every state, and some terms may vary by state. We may discontinue the availability of optional benefits and/or amend their terms at any time.

Waiver of Monthly Deductions

If you elect the waiver of monthly deductions rider, we will waive Monthly Deductions against the Policy if the Insured becomes totally disabled before age 65 and for at least 120 consecutive days. In
Pennsylvania, the 120 days of disability need not be consecutive, but must occur within a period of 240 consecutive days. If total disability occurs after age 60 and before age 65, then we will waive Monthly
Deductions only until the Insured reaches Attained Age 65, or for a period of two years, if longer. The monthly cost of this rider while it is in force is based on attained age and sex-distinct rates (except for
Policies issued in states which require “unisex” policies or in conjunction with employee benefit plans, where the cost of this rider will not vary by sex) multiplied by the Monthly Deduction on the Policy. We will add this cost to the Monthly Deduction on the Policy.

Please note that you may wish to continue to make premium payments while the Monthly Deductions are being waived under this rider in order to maintain the growth of the Policy’s Accumulated Value.

Accidental Death Benefit

The accidental death benefit rider provides for an additional Death Benefit in the event that the Insured dies in an accident. If you elect this rider, we will add the monthly cost of this rider, which varies based on attained age and sex (except for Policies issued in states which require “unisex” policies), to the Monthly
Deduction on the Policy.

Guaranteed Insurability Option

This rider permits you at certain ages or upon certain life events to increase the Face Amount of the Policy, within certain limits, without being required to submit satisfactory proof of insurability at the time of the request for the increase. We will add the monthly cost of this rider, which is based on the Insured’s age and sex (except for Policies issued in states which require “unisex” policies) at the time of purchase of the rider, to the Monthly Deduction on the Policy.

Accelerated Care

We offer an accelerated care rider under which we will make periodic partial prepayments to you of all or a portion of your Death Benefit if the Insured becomes “chronically ill”. The Insured is deemed “chronically ill” if he or she”:

- is unable to perform, without substantial assistance, at least two activities of daily living for at least 90 consecutive days due to a loss of functional capacity; or

- requires substantial supervision by another person to protect the Insured from threats to health and safety due to his or her own severe cognitive impairment.

The accelerated care rider may not cover all of the long-term expenses the Insured incurs during the period of coverage.

While your Policy is in force, we will begin to pay benefits under this rider provided:

- we receive proof satisfactory to us that the Insured is chronically ill,
- we receive a plan of care to address the Insured’s chronic illness, and
- 60 days have elapsed since the Insured began receiving “qualified long-term care services,” as defined in the rider (we refer to this 60-day period as the “elimination period”).

The 60 days need not be consecutive, but must be completed within a period of 180 days. We will not pay for expenses incurred during the elimination period. We will continue to pay benefits under this rider only if you continue to submit documentation of continuing unreimbursed expenses within 90 days after the end of each month during which the Insured receives such services. In addition, we will require, no more than once every 90 days while benefits are being paid, a certification from the Insured’s care coordinator that the
Insured remains chronically ill.

The benefit date is the first day on which the Insured incurs expenses for qualifying long-term care services, as defined in the rider.

If your Policy’s Death Benefit option is Option B on the final day of the elimination period, we automatically will change the Death Benefit option to Option A on the benefit date. At that time, we also will increase the Face Amount of your Policy by an amount equal to your Policy’s Accumulated Value.
The Death Benefit option may not be changed while accelerated care benefit payments remain payable.

On the final day of the elimination period, we will automatically transfer all Accumulated Value held in the subaccounts of the Separate Account to the General Account. We will withhold any applicable redemption fees charged by the underlying portfolios. While Accelerated Care Benefits remain payable, the owner will not be permitted to allocate premiums or transfer Accumulated Value to the Separate Account. The
Illuminations program will also not be available during this time. The owner may once again allocate premiums or transfer Accumulated Value to the Separate Account following 180 consecutive days during which Qualified Long Term Care Services are not receive by the Insured.

The accelerated care benefit amount we will pay in any month will not exceed the lesser of (i) the actual expenses incurred by the Insured for qualified long-term care services, as defined in the rider, minus any deductible or coinsurance amounts and any reimbursement from Medicare (except as a secondary payee)
and other government programs, excluding Medicaid, and (ii) the monthly benefit limits. When you apply for the rider, you select from one of two options we use to determine the monthly benefit limits. Once you select an option, you cannot change it. The options are:

	Percentage Limit

Covered Service	Option 1	Option 2

Nursing Home Care	1.0%	2.0%

Home Health Care	1.0%	2.0%

Adult Day Care	0.5%	1.0%

The monthly benefit limit for a particular type of care equals the Death Benefit of the Policy at the benefit date multiplied by the percentage limits based on the option selected. If an Insured should incur more than one type of care in a given month, we will pay expenses incurred for all qualified long-term care services during that month up to the greatest monthly benefit limit applicable to one type of care received. We will prorate the monthly benefit limit for each type of care for partial months of eligibility.

If the Owner exercises any right under the Policy which changes the Death Benefit of the Policy, the monthly benefit limits will be adjusted accordingly in proportion to the change in the Death Benefit.

When we make an accelerated care benefit payment, we will also calculate a monthly benefit ratio. We describe this ratio in your Policy and use the monthly benefit ratio to determine how each accelerated care benefit payment we make affects your Policy’s values.

Each time we make an accelerated care benefit payment, we will:

A.	reduce your remaining benefit amount (this amount is initially the Death Benefit at the benefit date) by the amount of each accelerated care benefit payment;

B.	reduce your Policy’s Face Amount (including any increase segments), Accumulated Value, and any Surrender Charges in effect on the your Policy immediately following any accelerated care benefit payment to their respective values immediately preceding that payment times the monthly benefit ratio associated with that payment;

C.	reduce your Policy’s Death Benefit to reflect reductions in your Policy’s Face Amount and Accumulated Value; and

D.	reduce your Minimum Monthly Premium to reflect the reduction in your Policy’s Face Amount.

Each accelerated care benefit payment will be applied to pay a pro-rata portion of any debt owed to us on the Policy. When the Policy Death Benefit is reduced to zero, payments under this rider will cease.

We will offer an optional inflation protection feature with this rider. This feature will increase the amount available for acceleration without increasing the Policy’s Death Benefit. As a result, accelerated care riders sold with this feature will accelerate the Death Benefit faster than those sold without it.

We will waive all Monthly Deductions for your Policy and all riders attached to your Policy while accelerated care benefits are being paid under this rider. All other charges under your Policy will continue to apply

Charges. We will assess a monthly charge for the accelerated care rider, which will include an amount per
$1,000 of Net Amount at Risk, and an amount per dollar of Monthly Deduction. We will add this charge to your Monthly Deduction. The rider charge varies based on the issue age and gender of the Insured, duration of the Policy and the benefit options selected. Once we pay benefits under the accelerated care rider, we waive this charge until the Insured is no longer eligible to receive benefits. If you elect the accelerated care rider, you may be deemed to have received a distribution for tax purposes each time we make a deduction from your Policy’s Accumulated Value to pay the rider charges. You should consult a tax adviser with respect to these charges. See “Tax Consequences Associated with Accelerated Care and
Chronic Care Protection Riders” in the prospectus under “Federal Income Tax Consequences.”

Tax Consequences. The accelerated care rider has been designed to meet federal tax requirements that should generally allow accelerated care benefit payments to be excluded from gross income. You should consult a tax adviser before adding this rider to your Policy because guidance with respect to these requirements is limited.

Availability. The accelerated care rider is available only at issue and is subject to full medical underwriting. This rider will not be available in qualified plans. The accelerated care rider will not be available for Policies with Face Amounts in excess of $1,000,000. The accelerated care rider will terminate if the base Policy terminates, or if you choose to terminate the rider.

In general, we will not issue the accelerated care rider on a Policy with substandard ratings. However, the rider can be added to a Policy with a substandard rating at our discretion if the Insured meets the standard underwriting requirements for long-term care risk.

The accelerated care rider provides for certain exclusions from coverage. Please see your rider for more details.

Chronic Care Protection

We also offer an optional chronic care protection rider, which provides benefits to pay for expenses incurred by an Insured for qualified long-term care services beyond the date on which payments under an accelerated care rider would terminate because the entire Death Benefit of the Policy has been accelerated.
The chronic care protection rider may not cover all of the long-term expenses the Insured incurs during the period of coverage.

While your Policy is in force, we will begin to pay benefits under this rider provided:

A.	we receive proof satisfactory to us that the Insured is chronically ill,

B.	we receive a plan of care to address the Insured’s chronic illness, and

C.	we have accelerated the entire Death Benefit of the Policy under the accelerated care rider.

We will continue to pay benefits under this rider only if you continue to submit documentation of continuing unreimbursed expenses within 90 days after the end of each month during which the Insured receives such services. In addition, we will require, no more than once every 90 days while benefits are being paid, a certification from the Insured’s care coordinator that the Insured remains chronically ill.

Because chronic care protection benefits represent an extension of benefits beginning after the benefit amount under the accelerated care rider have been exhausted, payment of chronic care protection benefits will not affect your Policy’s values.

The chronic care protection benefit amount that we will pay in any month may not exceed the lesser of the actual expenses incurred by the Insured for qualified long-term care services, minus any deductible or coinsurance amounts and any reimbursement from Medicare (except as a secondary payor) and other government programs, excluding Medicaid, and (ii) the monthly benefit limit. When you apply for this rider, you select one of the three benefit options we offer. We use these benefit options to determine monthly benefit limits and benefit periods. Once you select a benefit option, you cannot change it. We reserve the right to limit the availability of the benefit options based on the benefit option you selected for the accelerated care rider.

	Percentage Limit

Covered Service	Option 1	Option 2	Option 3

Nursing Home Care	1.0%	2.0%	2.0%

Home Health Care	1.0%	2.0%	2.0%

Adult Day Care	0.5%	1.0%	1.0%

Option	Benefit Period

Option 1	Until the death or recovery of the Insured.

Option 2	Until the death or recovery of the Insured.

Option 3	Until an amount equal to the inflation adjusted rider Face
	Amount has been paid under the rider.

The monthly benefit limit for a particular type of care is equal to the chronic care protection rider Face
Amount multiplied by the percentage limit for the option selected. If an Insured should incur costs for more than one type of care in a given month, we will pay benefits for all covered costs incurred during that month up to the greatest monthly benefit limit applicable to one type of care received. We will prorate the maximum monthly benefit for each type of care for partial months of eligibility.

This rider includes an optional nonforfeiture provision that provides nonforfeiture benefits for any Insured whose coverage under this rider lapses after three years. Electing optional nonforfeiture benefits may have tax consequences. You should consult a tax advisor before electing the optional nonforfeiture provision.

An optional inflation protection feature will be available with this rider. This feature will increase the maximum monthly benefit at an annual effective rate of 5% for the number of whole Policy Years that have elapsed since the effective date of the rider.

Charge. We will assess a monthly charge per $1,000 of Face Amount for the chronic care protection rider.
We will add this charge to your Monthly Deduction. The chronic care protection rider charge varies based on the issue age and gender of the Insured, and the benefit options selected. If you elect the chronic care protection rider, you will be deemed to have received a distribution for tax purposes each time we make a deduction from your Policy’s Accumulated Value to pay the rider charges. You should consult a tax adviser with respect to these charges. See “Tax Consequences Associated with Accelerated Care and
Chronic Care Protection Riders” in the prospectus under “Federal Income Tax Consequences.”

Tax Consequences. The chronic care protection rider has been designed to meet the federal tax requirements that should generally allow the payment of benefits to be excluded from gross income. In certain states, we may also offer a chronic care protection non-qualifying long-term care rider. The tax consequences associated with benefit payments from this rider are, however, unclear, and a tax advisor should be consulted. You should also consult a tax adviser before adding it to your Policy because guidance with respect to such federal tax requirements is limited.

Availability. The chronic care protection rider is available only at issue and is subject to full medical underwriting. You may only elect this rider if you have also elected the accelerated care rider. The chronic care protection rider will not be available in qualified plans. This rider will terminate if the base Policy terminates, if the accelerated care rider terminates (not including when you have received the full benefit under that rider), or if you choose to terminate the rider.

In general, we will not issue the rider on a Policy with substandard ratings. However, the rider can be added to a Policy with a substandard rating at our discretion if the Insured meets the standard underwriting requirements for long-term care risk.

The chronic care protection rider provides for certain exclusions from coverage. Please see your rider for more details.

Tax Consequences Associated with Accelerated Care and Chronic Care Protection Riders

We believe that benefits payable under the accelerated care rider and the chronic care protection rider should generally be excludable from gross income under the Code. The exclusion of these benefit payments from taxable income, however, is contingent on the rider meeting specific requirements under the
Code. While guidance is limited, we believe that the accelerated care rider should each satisfy these requirements. The tax treatment of benefits payable under the chronic care protection rider are less clear if you elect the optional nonforfeiture provision. Moreover, the tax qualification consequences of continuing the Policy after a distribution is made under the accelerated care rider and the chronic care protection rider are unclear. You should consult a tax advisor about those consequences.

In certain states, however, we may also offer long term care riders that do not satisfy the requirements of the Code to be treated as qualified long-term care (“nonqualifying long-term care riders.”) Because the federal tax consequences associated with benefits paid under nonqualifying long-term care riders are unclear, you should consult a tax adviser regarding the tax implications of adding nonqualifying long-term care riders to your Policy. We will advise you whether we intend for your rider to be nonqualifying.

You will be deemed to have received a distribution for tax purposes each time a deduction is made from your Policy Accumulated Value to pay charges for the chronic care protection rider, or any nonqualifying long-term care rider. The distribution will generally be taxed in the same manner as any other distribution under the Policy. The tax treatment associated with the Monthly Deduction attributable to the cost of the accelerated care rider is unclear. You should consult a tax adviser regarding the treatment of these payments.

Accelerated Benefit

This rider provides an accelerated Death Benefit prior to the death of the Insured in certain circumstances where a terminal illness or chronic illness creates a need for access to the Death Benefit. Accelerated
Death Benefits paid under this rider are discounted. The following factors may be used in the determination of the accelerated Death Benefit: Cash Surrender Value of the Policy, future premiums that may be paid under the Policy, any administrative fee assessed, mortality expectations, and the accelerated benefit interest rate in effect. There is no cost for this rider. It can be included in a Policy at issue, or it can be added after issue. The maximum amount payable under this rider for any individual Insured is
$500,000. Although it is not guaranteed, we currently permit benefit payments up to $1,000,000. An
Insured who has a chronic illness, as defined in the rider, may not receive benefits under the rider until a period of time not to exceed five years after the rider’s issue has passed. Although this is not guaranteed, we currently require that this waiting period be only two years.

This rider has been designed to meet the federal tax requirements that will generally allow accelerated benefits to be excluded from gross income. You should consult a tax advisor regarding the consequences of accelerating the Death Benefit under this rider because guidance with respect to such federal tax requirements is limited.

Overloan Protection Rider

The overloan protection rider is summarized in the prospectus. Additional information with respect to this rider is provided below.

Calculation of Cost. There is a one-time exercise charge for this rider. The exercise charge will be equal to the product of the exercise charge percentage shown on the overloan protection rider data page for the
Attained Age of the Insured at the time of exercise multiplied by the Accumulated Value of the Policy.
The exercise charge will be deducted from the General Account of the Policy.

Effect of Increases or Decreases. If you increase the Face Amount of a Policy with the overloan protection rider, the rider’s protection will extend to the increase. If you decrease the Face Amount, the rider’s protection will apply to the reduced amount.

Tax Consequences. The tax consequences of the overloan protection rider have not been ruled on by the
IRS or the courts and it is possible that the IRS could assert that the outstanding loan balance should be treated as a taxable distribution when the overloan protection rider causes the Policy to be converted into a fixed Policy.

Balance Sheet Benefit Rider

This rider will waive a percentage of the Policy’s Surrender Charges. The percentage is elected at the time the rider is issued and cannot be subsequently changed. This rider can be used to increase the Cash
Surrender Value of the Policy during periods when Surrender Charges apply. This can be useful when the
Policy will be used as collateral for a loan or if the policyowner is concerned about the impact of purchasing the Policy on their balance sheet. While this rider could be used to completely eliminate the
Surrender Charges, there is a monthly cost for the rider which will reduce the Policy’s Accumulated Value and long term Cash Surrender Value relative to a similar Policy without the rider. Thus, careful consideration should be given before electing this rider.

Charge. We will assess a monthly charge as a rate per $1,000 of Policy Face Amount for the balance sheet benefit rider. A separate charge will apply to the Initial Face Amount and any Increase in Face Amount.
The charge for each Face Amount Segment will apply for 10 years following the Issue Date of each individual Face Amount segment. The rider charge will not be reduced following a reduction in Face
Amount. The applicable rate varies based on the issue age, sex (except for Policies issued in states that require “unisex” policies), and Rate Class of the Insured, and the benefit level elected. We will add this charge to your Monthly Deduction. If you elect the balance sheet benefit rider, you will be deemed to have received a distribution for tax purposes each time we make a deduction from your Policy’s Accumulated
Value to pay the rider charges. You should consult a tax adviser with respect to these charges.

Children’s Term Rider

The children’s term rider provides term insurance for the Face Amount of the rider on all of the Insured’s
Dependent Children. Dependent Child means:

1.	any child, stepchild, or legally adopted child of the Insured named on the application, who on the date of the application was unmarried and had not reached their 17th birthday, except that any child less than 15 days old on the date of the application will become a Dependent Child on the 15th day after birth; and

2.	any child born to the Insured after the date of the application on the 15th day after birth; and

3.	any child between the ages of 15 days and 17 years who becomes a stepchild or legally adopted child of the Insured after the date of the application.

Coverage on the life of each Dependent Child may be exchanged for an individual whole life policy with the same Face Amount as the rider without providing evidence of insurability. The maximum Face
Amount of the new policy will be two times the Face Amount of the rider if the exchange occurs: 1) within
31 days of the Insured’s death, 2) within 31 days of the Dependent Child’s marriage, or 3) within 31 days of the anniversary following the Dependent Childs’ 23rd birthday. The Issue Date of the new policy will be the date of exchange.

Coverage on any Dependent Child will end on the earliest of the Policy Anniversary following the child’s
23rd birthday, the date the child’s coverage is converted, or the termination date of the rider.

Charge. We will assess a monthly charge of $0.4625 per $1,000 of Face Amount for the children’s term rider while the rider is in force regardless of the number of children covered. We will add this charge to your Monthly Deduction.

To ensure that charges for this rider are not collected after its termination, you should notify us when the youngest Dependent Child reaches their 23rd birthday. If we deduct monthly deductions for this rider for any period after its termination, our only liability will be to refund that amount to you with interest.

Other Insured Rider

The other insured rider can be used to provide annual renewable term insurance on up to five Other
Insureds. The Other Insured(s) must have one of the following relationships to the Insured under the
Policy: self, spouse, child, or business partner.

Coverage under this rider may be exchanged for an individual insurance policy (other than term insurance)
with the same Face Amount as the rider on the life of each Other Insured without evidence of insurability within 31 days from the death of the Insured or at any time while the Insured is living and prior to the termination of the rider. The Issue Date of the new policy will be the date of the exchange and the new policy will be issued based on the Other Insured’s attained age on the exchange date and in the same rate class as this rider.

Coverage on each Other Insured will end on earliest of the Policy Anniversary that such Other Insured reaches Attained Age 100, the date such Other Insured’s coverage is exchanged, or the termination date of this rider (i.e., on the death of the insured under the base policy; on the termination of the base policy due to lapse or surrender; or by written request of the owner).

The death benefit provided by the other insured rider may be accelerated based on the terminal illness or covered chronic illness of the Other Insured according to the terms of any accelerated benefit riders attached to the Policy.

Charge. We will assess a monthly charge as a rate per $1,000 of rider Face Amount for each Other
Insured. The applicable rate varies based on the Issue Age, sex (except for Policies issued in states that require “unisex” policies), and Rate Class of each Other Insured. We will add this charge to your Monthly
Deduction. If you elect the other insured rider, you will be deemed to have received a distribution for tax purposes each time we make a deduction from your Policy’s Accumulated Value to pay the rider charges associated with any Other Insured with a relationship of business partner at the time the rider is issued.
You should consult a tax adviser with respect to these charges.

Qualified Plan Exchange Privilege Rider

The qualified plan exchange privilege rider permits the Insured under a Policy owned by a Qualified
Pension Plan (Qualified Pension and Profit Sharing Plans that have met all the requirements under Code
Section 401) to purchase a new life insurance policy without providing evidence of insurability, subject to the terms of the rider, when the original Policy is surrendered by the Plan.

The exchange privilege is subject to the following conditions:

1.	The Policy to which the rider is attached must be in force.

2.	The Policy must be owned by a Qualified Pension Plan.

3.	The new policy shall be on a form in use by us on the date of exchange.

4.	The face amount of the new policy may not exceed the lesser of $2,000,000 or the face amount of the original Policy less the original Policy’s cash value on the date of exchange.

5.	The new policy will be issued on the basis of the insured’s attained age on the exchange date.

6.	The new policy will be issued in the same rate class as the original Policy.

7.	No evidence of insurability will be required.

8.	The original Policy must be surrendered.

9.	The issue date of the new policy will be the exchange date.

Charge. There is no Monthly Deduction associated with the qualified plan exchange privilege rider.

Waiver of Specified Premium Rider

If you elect the waiver of specified premium rider, we will pay the specified waiver benefit as a premium into the Policy on a monthly basis if the Insured becomes totally disabled before age 65 and for at least 180 days. If total disability occurs after age 60 and before age 65, then we will make these payments only until the Insured reaches Attained Age 65, or for a period of two years, if longer. If total disability occurs prior to age 60, we will make these payments for the duration of the disability. Please note that the monthly waiver benefit may not be sufficient to keep the Policy in force.

Charge. We will assess a monthly charge for this rider equal to the applicable rate times the monthly waiver benefit while the rider is in force. The applicable rate will be determined based on the age and sex
(except for Policies issued in states that require “unisex” policies) of the Insured when the rider is issued.
We will add this charge to your Monthly Deduction.

POLICIES ISSUED IN CONJUNCTION WITH EMPLOYEE BENEFIT PLANS

Policies may be acquired in conjunction with employee benefit plans, including the funding of qualified pension plans meeting the requirements of Section 401 of the Code.

For employee benefit plan Policies, the maximum cost of insurance rates used to determine the monthly
Cost of Insurance Charge are based on the 2001 Commissioners’ Standard Ordinary (80)
Smoker/Nonsmoker U ANB Mortality Tables. Under these Tables, mortality rates are the same for male and female Insureds of a particular Attained Age and Rate Class.

Illustrations reflecting the premiums and charges for employee benefit plan Policies will be provided upon request to purchasers of such Policies.

There is no provision for misstatement of sex in the employee benefit plan Policies. (See “Misstatement of
Age and Sex,” in the prospectus.) Also, the rates used to determine the amount payable under a particular
Settlement Option will be the same for male and female Insureds. (See “Settlement Options,” above.)

If a Policy is purchased in connection with a plan sponsored by an employer, all rights under the Policy rest with the Policy Owner, which may be the employer or other obligor under the plan. Benefits available to participants under the plan will be governed solely by the provisions of the plan. Accordingly, some of the options and elections under the Policy may not be available to participants under the provisions of the plan.
In such cases, participants should contact their employers for information regarding the specifics of the plan.

SPECIAL RULES FOR EMPLOYEE BENEFIT PLANS

If a trustee under a pension or profit-sharing plan, or similar deferred compensation arrangement, owns a
Policy, the Federal and state income and estate tax consequences could differ. A tax adviser should be consulted with respect to such consequences. Policies owned under these types of plans may also be subject to restrictions under the Employee Retirement Income Security Act of 1974 (“ERISA”). You
should consult a qualified adviser regarding ERISA.

The amounts of life insurance that may be purchased on behalf of a participant in a pension or profit-sharing plan are limited.

The current cost of insurance for the Net Amount at Risk is treated as a “current fringe benefit” and must be included annually in the plan participant’s gross income. We report this cost (generally referred to as the “P.S. 58” cost) to the participant annually.

If the plan participant dies while covered by the plan and the Policy proceeds are paid to the participant’s
Beneficiary, then the excess of the Death Benefit over the Accumulated Value is not taxable. However, the
Accumulated Value will generally be taxable to the extent it exceeds the participant’s cost basis in the
Policy.

LEGAL DEVELOPMENTS REGARDING UNISEX ACTUARIAL TABLES

In 1983, the United States Supreme Court held in Arizona Governing Committee v. Norris that optional annuity benefits provided under an employee’s deferred compensation plan could not, under Title VII of the Civil Rights Act of 1964, vary between men and women on the basis of sex. In that case, the Court applied its decision only to benefits derived from contributions made on or after August 1, 1983.
Subsequent decisions of lower federal courts indicate that in other factual circumstances the Title VII prohibition of sex-distinct benefits may apply at an earlier date. In addition, legislative, regulatory, or decisional authority of some states may prohibit use of sex-distinct mortality tables under certain circumstances. The Policies offered by this prospectus, other than Policies issued in states which require
“unisex” policies (currently Montana) and employee benefit plan Policies (see “Policies Issued in
Conjunction with Employee Benefit Plans,” above) are based upon actuarial tables which distinguish between men and women and, thus, the Policy provides different benefits to men and women of the same age. Accordingly, employers and employee organizations should consider, in consultation with legal counsel, the impact of these authorities on any employment-related insurance or benefits program before purchasing the Policy and in determining whether an employee benefit plan Policy is appropriate.

POLICY REPORTS

Once each Policy Year, we will send you a statement describing the status of the Policy, including setting forth:

  the Face Amount;
  the current Death Benefit;
  any Policy loans and accrued interest;
  the current Accumulated Value;
  the non-loaned Accumulated Value in the General Account;
  the amount held as Collateral in the General Account;
  the value in each subaccount of the Separate Account;
  premiums paid since the last report;
  charges deducted since the last report;
  any Withdrawals since the last report; and
  the current Cash Surrender Value.

In addition, we will send you a statement showing the status of the Policy following the transfer of amounts from one subaccount of a Separate Account to another, the taking out of a loan, a repayment of a loan, a
Withdrawal and the payment of any premiums (excluding those paid by bank draft or otherwise under the
Automatic Payment Plan).

We will send you a semi-annual report containing the financial statements of each portfolio in which your
Policy has Accumulated Value, as required by the 1940 Act.

RECORDS

We will maintain all records relating to the Policy at our Home Office at National Life Drive, Montpelier,
Vermont 05604.

LEGAL MATTERS

Sutherland Asbill & Brennan LLP of Washington, D.C. has provided advice on legal matters relating to certain aspects of Federal securities law applicable to the issue and sale of the Policies. Matters of Vermont law pertaining to the Policies, including National Life's right to issue the Policies and its qualification to do so under applicable laws and regulations issued thereunder, have been passed upon by Lisa Muller of
National Life.

EXPERTS

The Financial Statements have been included in this Statement of Additional Information, which is part of the registration statement in reliance on the reports of PricewaterhouseCoopers LLP, independent registered public accounting firm, of 185 Asylum Street, Hartford, CT 06103-3404, as set forth in its report included herein, and are included herein in reliance upon such report and upon the authority of such firm as experts in accounting and auditing.

FINANCIAL STATEMENTS

The financial statements of National Life and of the Separate Account are included in the Statement of
Additional Information. The financial statements of National Life should be distinguished from the financial statements of the Separate Account and should be considered only as bearing upon National Life’s general financial strength and claims paying ability, and its ability to meet its obligations under the
Policies.

Further, you should only consider NLV Financial’s financial statements as bearing on the ability of NLV
Financial to meet its obligations under the keep well and pledge and security agreement

FINANCIAL STATEMENTS–STATUTORY-BASIS

National Life Insurance Company
For the Years Ended December 31, 2007 and 2006
with Report of Independent Auditors

National Life Insurance Company

Financial Statements
Statutory-Basis

Years ended December 31, 2007 and 2006

Contents

Report of Independent Auditors	F-3

Statutory-Basis Financial Statements

Balance Sheets — Statutory-Basis	F-4
Statements of Operations — Statutory-Basis	F-6
Statements of Changes in Capital and Surplus — Statutory-Basis	F-7
Statements of Cash Flow — Statutory-Basis	F-8
Notes to Statutory-Basis Financial Statements	F-9

Report of Independent Auditors

To the Board of Directors and
Stockholder of National Life
Insurance Company:

We have audited the accompanying statutory statements of admitted assets, liabilities, and capital and surplus of National Life Insurance Company (the "Company") as of December 31, 2007 and
2006, and the related statutory statements of income, capital and surplus, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting
Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note A to the financial statements, the Company prepared these financial statements using accounting practices prescribed or permitted by the Vermont Department of
Banking, Insurance, Securities and Health Care Administration, which practices differ from accounting principles generally accepted in the United States of America. The effects on the financial statements of the variances between such practices and accounting principles generally accepted in the United States of America are material and are disclosed in Note A.

In our opinion, because of the effects of the matter discussed in the preceding paragraph, the financial statements referred to above do not present fairly, in conformity with accounting principles generally accepted in the United States of America, the financial position of the Company as of
December 31,2007 and 2006, or the results of its operations or its cash flows for the years then ended.

In our opinion, the financial statements referred to above present fairly, in all material respects, the admitted assets, liabilities, capital stock and surplus of the Company as of December 31, 2007 and 2006, and the results of its operations and its cash flows for the years then ended, on the basis of accounting described in Note A.

PricewaterhouseCoopers LLP
April 18, 2008

National Life Insurance Company

Balance Sheets — Statutory Basis

	December 31
	2007	2006

	(In Thousands)
Admitted assets
Cash and invested assets:
Bonds	$4,813,638	$4,691,832
Preferred stocks	46,354	88,219
Common stocks	360,170	304,860
Mortgage loans	853,081	861,229
Real estate	44,258	46,111
Contract loans	563,907	564,281
Cash and short-term investments	6,620	129,752
Other invested assets	216,863	158,356

Total cash and invested assets	6,904,891	6,844,640

Deferred and uncollected premiums	71,062	73,569
Accrued investment income	79,343	78,592
Federal income taxes recoverable	11,870	–
Net deferred tax asset	70,670	71,723
Receivables from affiliates	550	9,786
Other admitted assets	162,256	125,946
Separate account assets	987,424	944,733

Total admitted assets	$8,288,066	$8,148,989

The accompanying notes are an integral part of these statements.

	December 31
	2007	2006

	(In Thousands)
Liabilities and capital and surplus
Liabilities:
Policy and contract liabilities:
Life and annuity reserves	$5,285,995	$5,271,613
Accident and health reserves	536,771	516,278
Liability for deposit-type contracts	190,303	192,184
Unpaid policy and contract claims	32,511	36,560
Policyholders’ dividends	128,409	126,161
Other policy and contract liabilities	3,662	3,834

Total policy and contract liabilities	6,177,651	6,146,630

Employee and agent benefits	104,803	101,035
Minimum pension benefit obligation	32,430	52,757
Interest maintenance reserve	30,176	39,243
Asset valuation reserve	77,347	72,460
Federal income taxes payable	–	753
Payable for securities	425	28,547
Payable to subsidiary	1,593	15,330
Other liabilities	53,043	42,869
Separate account liabilities	983,815	941,376

Total liabilities	7,461,283	7,441,000
Commitments and contingencies
Capital and surplus:
Common stock, $1 par value:
Authorized – 2.5 million shares
Issued and outstanding 2.5 million shares	2,500	2,500
Additional paid-in surplus	107,123	107,123
Unassigned surplus	717,160	598,366

Total capital and surplus	826,783	707,989

Total liabilities and capital and surplus	$8,288,066	$8,148,989

The accompanying notes are an integral part of these statements.

National Life Insurance Company

Statements of Operations — Statutory Basis

	Year ended December 31
	2007	2006	2005

		(In Thousands)
Premiums and other revenue:
Premiums and annuity considerations for life and accident
and health contracts	$507,660	$559,229	$559,536
Considerations for supplementary contracts with life
contingencies	1,037	3,370	2,386
Net investment income	426,858	443,748	491,821
Amortization of interest maintenance reserve	2,209	4,151	3,992
Other income (expenses)	35,388	6,225	20,814

Total premiums and other revenue	973,152	1,016,723	1,078,549
Benefits paid or provided:
Death benefits	158,425	145,260	141,405
Annuity benefits	40,543	68,598	61,198
Surrender benefits and other fund withdrawals	344,045	291,326	278,825
Other benefits	56,136	39,246	31,582
Increase in policy reserves	30,246	57,227	86,141

Total benefits paid or provided	629,395	601,657	599,151
Insurance expenses:
Commissions	43,665	46,072	43,437
General and administrative expenses	122,059	124,192	116,968
Insurance taxes, licenses, and fees	11,444	12,350	13,139
Net transfers to separate accounts	(17,331)	32,430	47,518

Total insurance expenses	159,837	215,044	221,062

Gain from operations before dividends to policyholders,
income taxes, and net realized capital gains (losses)	183,920	200,022	258,336
Dividends to policyholders	126,066	121,254	119,561

Gain from operations before income taxes and net realized
capital gains (losses)	57,854	78,768	138,775
Federal income tax expense (benefit)	(4,622)	(2,051)	12,437

Gain from operations before net realized capital gains (losses)	62,476	80,819	126,338
Net realized capital gains (losses)	2,536	(1,109)	(33,965)

Net income	$ 65,012	$ 79,710	$ 92,373

The accompanying notes are an integral part of these statements.

National Life Insurance Company

Statements of Changes in Capital and Surplus — Statutory Basis

				Total
	Common	Paid-In	Unassigned	Capital and
	Stock	Surplus	Surplus	Surplus

Balances at January 1, 2005	$2,500	$107,123	$432,814	$542,437
Net income	–	–	92,373	92,373
Net change in difference between cost
and admitted asset investment
amounts, net of deferred tax effects	–	–	(7,945)	(7,945)
Change in asset valuation reserve	–	–	10,200	10,200
Change in minimum pension benefit
obligation, net of deferred tax effects	–	–	(21,300)	(21,300)
Change in non-admitted assets	–	–	62,593	62,593
Change in deferred tax asset	–	–	(54,580)	(54,580)
Dividends to stockholder	–	–	(9,312)	(9,312)
Other adjustments to surplus, net	–	–	8,999	8,999

Balances at December 31, 2005	2,500	107,123	513,842	623,465
Net income	–	–	79,710	79,710
Net change in difference between cost
and admitted asset investment
amounts, net of deferred tax effects	–	–	33,824	33,824
Change in asset valuation reserve	–	–	(5,406)	(5,406)
Change in minimum pension benefit
obligation, net of deferred tax effects	–	–	4,974	4,974
Change in non-admitted assets			(20,774)	(20,774)
Change in deferred tax asset	–	–	1,815	1,815
Dividends to stockholder	–	–	(10,000)	(10,000)
Other adjustments to surplus, net	–	–	381	381

Balances at December 31, 2006	2,500	107,123	598,366	707,989
Net income	–	–	65,012	65,012
Net change in difference between cost
and admitted asset investment
amounts, net of deferred tax effects	–	–	46,951	46,951
Change in asset valuation reserve	–	–	(4,887)	(4,887)
Change in minimum pension benefit
obligation, net of deferred tax effects	–	–	13,213	13,213
Change in non-admitted assets			26,727	26,727
Change in deferred tax asset	–	–	(13,707)	(13,707)
Dividends to stockholder	–	–	(10,000)	(10,000)
Change in reserve on account of change
in valuation basis, net of reinsurance	–	–	(4,712)	(4,712)
Other adjustments to surplus, net	–	–	197	197

Balances at December 31, 2007	$2,500	$107,123	$717,160	$826,783

The accompanying notes are an integral part of these statements.

National Life Insurance Company

Statements of Cash Flow – Statutory Basis

	Year ended December 31
	2007	2006	2005

Operating activities:		(In Thousands)
Premiums, policy proceeds, and other considerations
received, net of reinsurance paid	$ 511,065	$ 562,070	$ 563,748
Net investment income received	432,580	448,405	498,578
Benefits paid	(603,556)	(535,512)	(518,232)
Net transfers to Separate Accounts	19,531	(5,835)	(23,741)
Insurance expenses paid	(197,707)	(183,824)	(172,376)
Dividends paid to policyholders	(123,818)	(119,161)	(129,191)
Federal income taxes (paid) recovered	(13,956)	9,292	(4,473)
Other income received, net of other expenses paid	41,790	(18,004)	(4,340)

Net cash provided by operations	65,929	157,431	209,973

Investment activities:
Proceeds from sales, maturities, or repayments of
investments:
Bonds	993,108	1,472,441	1,731,219
Stocks	115,788	17,969	12,703
Mortgage loans	129,666	189,451	143,392
Real estate	1,407	811	2,231
Other invested assets	34,723	25,466	99,811
Miscellaneous proceeds	1,937	34,837	207

Total proceeds from sales, maturities, or repayments
of investments	1,276,629	1,740,975	1,989,563
Cost of investments acquired:
Bonds	(1,133,699)	(1,552,072)	(1,974,676)
Stocks	(51,073)	(19,967)	(30,348)
Mortgage loans	(121,517)	(138,017)	(104,989)
Real estate	(1,771)	(2,043)	(1,789)
Other invested assets	(76,049)	(41,369)	(148,115)
Miscellaneous applications	(28,981)	(952)	(9,345)

Total cost of investments acquired	(1,413,090)	(1,754,420)	(2,269,262)
Net change in contract loans	374	6,366	13,405

Net cash used in investing activities	(136,087)	(7,079)	(266,294)

Financing and miscellaneous activities:
Other cash provided (applied):
Borrowings
Deposits on deposit-type contract funds and other
liabilities without life contingencies	(9,539)	(13,855)	(16,387)
Dividends to shareholder	(10,000)	(10,000)	–
Other cash provided (applied)	(33,435)	(1,472)	36,770

Net cash provided by (used in) financing and
miscellaneous activities	(52,974)	(25,327)	20,383

Net increase (decrease) in cash and short-term
investments	(123,132)	125,025	(35,938)
Cash and short-term investments:
Beginning of year	129,752	4,727	40,665

End of year	$ 6,620	$ 129,752	$ 4,727

The accompanying notes are an integral part of these statements.

National Life Insurance Company

Notes to Statutory-Basis Financial Statements

December 31, 2007

A. Significant Accounting Policies

Description of Business

National Life Insurance Company (the “Company”) is primarily engaged in the development and distribution of traditional and universal individual life insurance and annuity products. Through affiliates, it also provides distribution and investment advisory services to the Sentinel Group
Funds, Inc., a family of mutual funds. The Company’s insurance and annuity products are primarily marketed through a general agency system. On January 1, 1999, pursuant to a mutual holding company reorganization, the Company converted from a mutual to a stock life insurance company. This reorganization was approved by policyowners of National Life and was completed with the approval of the Vermont Commissioner of Insurance (the “Commissioner”).

Concurrent with the conversion to a stock life insurance company, National Life established and began operating the Closed Block. The Closed Block was established on January 1, 1999 pursuant to regulatory requirements as part of the reorganization into a mutual holding company corporate structure. The Closed Block was established for the benefit of policyholders of participating policies inforce at December 31, 1998. Included in the block are traditional dividend paying life insurance policies, certain participating term insurance policies, dividend paying flexible premium annuities, and other related liabilities. The Closed Block was established to protect the policy dividend expectations related to these policies. The Closed Block is expected to remain in effect until all policies within the Closed Block are no longer inforce. Assets assigned to the Closed Block at January 1, 1999, together with projected future premiums and investment returns, are reasonably expected to be sufficient to pay out all future Closed Block policy benefits. Such benefits include policyholder dividends paid out under the current dividend scale, adjusted to reflect future changes in the underlying experience.

All of the Company’s outstanding shares are currently held by its parent, NLV Financial Corp
(“NLVF”), which is the wholly-owned subsidiary of National Life Holding Company (“NLHC”).
NLHC and its subsidiaries (including the Company) are collectively known as the National Life
Group. The Company is licensed in all 50 states and the District of Columbia. Approximately
25% of total collected premiums and deposits are from residents of the states of New York and
California.

National Life Insurance Company

Notes to Statutory-Basis Financial Statements (continued)

A. Significant Accounting Policies (continued)

Basis of Presentation

The accompanying financial statements of the Company have been prepared in conformity with statutory accounting practices prescribed or permitted by the State of Vermont Department of
Banking, Insurance, Securities and Health Care Administration (the “Department”), which is a comprehensive basis of accounting other than accounting principles generally accepted in the
United States of America (“GAAP”).

The Department recognizes only statutory accounting practices prescribed or permitted by the
State of Vermont for determining solvency under Vermont Insurance Law. The National
Association of Insurance Commissioners’ (“NAIC”) Accounting Practices and Procedures
Manual – version effective January 1, 2001 (and as amended) (“NAIC SAP”), has been adopted as a component of prescribed or permitted practices by the Department. NAIC SAP consists of
Statements of Statutory Accounting Principles (“SSAPs”) and other authoritative guidance.
Although no such practices were in effect at the Company as of December 31, 2007, the
Commissioner has the right to permit specific practices that deviate from NAIC SAP.

There are significant differences between statutory accounting practices and GAAP. Under statutory accounting practices:

Investments: Investments in bonds are reported at amortized cost or market value based on their National Association of Insurance Commissioners (“NAIC”) rating; for GAAP, such fixed maturity investments would be designated at purchase as held-to-maturity, trading, or available-for-sale. Held-to-maturity fixed investments would be reported at amortized cost, and the remaining fixed maturity investments would be reported at fair value with unrealized holding gains and losses reported in operations for those designated as trading and as a separate component of shareholder’s equity for those designated as available-for-sale.

Investments in real estate are reported net of related obligations, if any, rather than on a gross basis. Real estate owned and occupied by the Company is included in investments rather than reported as an operating asset as required under GAAP, and investment income and operating expenses include rent for the Company’s occupancy of those properties. Changes between depreciated cost and admitted asset investment amounts are credited or charged directly to unassigned surplus rather than income as would be required under GAAP.

Valuation allowances, if necessary, are established for mortgage loans based on the difference between the net value of the collateral, determined as the fair value of the

National Life Insurance Company

Notes to Statutory-Basis Financial Statements (continued)

A. Significant Accounting Policies (continued)

Basis of Presentation (continued)

collateral less estimated costs to obtain and sell, and the recorded investment in the mortgage loan. Under GAAP, such allowances are based on the present value of expected future cash flows discounted at the loan’s effective interest rate or, if foreclosure is probable, on the estimated fair value of the collateral.

The initial valuation allowance and subsequent changes in the allowance for mortgage loans as a result of a temporary impairment are charged or credited directly to unassigned surplus, rather than being included as a component of earnings as would be required under GAAP.

Valuation Reserves: Under a formula prescribed by the NAIC, the Company defers the portion of realized gains and losses on sales of fixed income investments, principally bonds and mortgage loans, attributable to changes in the general level of interest rates and amortizes those deferrals over the remaining period to maturity based on groupings of individual securities sold in five-year bands. That net deferral is reported as the “interest maintenance reserve” in the accompanying balance sheets. Realized gains and losses are reported in income, net of federal income tax and transfers to the interest maintenance reserve. Under
GAAP, realized capital gains and losses would be reported in the income statement on a pretax basis in the period that the assets giving rise to the gains or losses are sold.

The “asset valuation reserve” provides a valuation allowance for invested assets. The asset valuation reserve is determined by an NAIC-prescribed formula with changes reflected directly in unassigned surplus; the asset valuation reserve is not recognized under GAAP.

Policy Acquisition Costs: The costs of acquiring and renewing business are expensed when incurred. Under GAAP, acquisition costs related to traditional life insurance and certain long-
duration accident and health insurance, to the extent recoverable from future policy revenues, would be deferred and amortized over the premium-paying period of the related policies using assumptions consistent with those used in computing policy benefit reserves. For universal life insurance and investment products, to the extent recoverable from future gross profits, deferred policy acquisition costs would be amortized generally in proportion to the present value of expected gross profits from surrender charges and investment, mortality, and expense margins.

Subsidiary: The accounts and operations of the Company’s subsidiary are not consolidated with the operations of the Company as would be required under GAAP.
A. Significant Accounting Policies (continued)

National Life Insurance Company

Notes to Statutory-Basis Financial Statements (continued)

Basis of Presentation (continued)

Nonadmitted Assets: Certain assets designated as “nonadmitted,” principally certain fixed asset balances, a portion of the Company’s deferred tax asset balance, and other assets not specifically identified as an admitted asset within the NAIC Accounting Practices and
Procedures manual are excluded from the accompanying balance sheets and are charged directly to unassigned surplus.

Universal Life and Annuity Policies: Revenues for universal life and annuity policies with mortality or morbidity risk consist of the entire premium received and benefits incurred represent the total of death benefits paid and the change in policy reserves. Premiums received for annuity policies without mortality or morbidity risk are recorded using deposit accounting, and credited directly to an appropriate policy reserve account, without recognizing premium income. Under GAAP, premiums received in excess of policy charges would not be recognized as premium revenue and benefits would represent the excess of benefits paid over the policy account value and interest credited to the account values.

Benefit Reserves: Certain policy reserves are calculated based on statutorily required interest and mortality assumptions rather than on estimated expected experience or actual account balances as would be required under GAAP.

Reinsurance: Policy and contract liabilities ceded to reinsurers have been reported as reductions of the related reserves rather than as assets as would be required under GAAP.
Commissions allowed by reinsurers on business ceded are reported as income when received rather than being deferred and amortized with deferred policy acquisition costs as required under GAAP.

Employee Benefits: For purposes of calculating the Company’s pension and postretirement benefit obligation, only vested participants and current retirees are included in the valuation.
Under GAAP, active participants not currently eligible would also be included in the liability estimate.

Deferred Income Taxes: Deferred tax assets are limited to 1) the amount of federal income taxes paid in prior years that can be recovered through loss carrybacks for existing temporary differences that reverse by the end of the subsequent calendar year, plus 2) the lesser of the remaining gross deferred tax assets expected to be realized within one year of the balance

National Life Insurance Company

Notes to Statutory-Basis Financial Statements (continued)

A. Significant Accounting Policies (continued)

Basis of Presentation (continued)

sheet date or 10% of capital and surplus excluding any net deferred tax assets, EDP equipment and operating software and any net positive goodwill, plus 3) the amount of remaining gross deferred tax assets that can be offset against existing gross deferred tax liabilities. The remaining deferred tax assets are nonadmitted. Deferred taxes do not include amounts for state taxes. Under GAAP, states taxes are included in the computation of deferred taxes, a deferred tax asset is recorded for the amount of gross deferred tax assets expected to be realized in future years, and a valuation allowance is established for deferred tax assets not realizable.

Policyholder Dividends: Policyholder dividends are recognized when declared rather than over the term of the related policies.

Statements of Cash Flow: Cash and short-term investments in the statements of cash flow represent cash balances and investments with initial maturities of one year or less. Under
GAAP, the corresponding caption of cash includes cash balances and investments with initial maturities of three months or less.

A reconciliation of net income and capital and surplus of the Company as determined in accordance with statutory accounting practices to amounts determined in accordance with GAAP is as follows:

		Net Income (Loss)		Capital and Surplus
	Year ended December 31			December 31
	2007	2006	2005	2007	2006

			(In Thousands)

Statutory-basis amounts	$ 65,012	$ 79,710	$ 92,373	$ 826,783	$ 707,989
Add (deduct) adjustments:
Investments	49,898	52,815	46,194	286,516	290,629
Policy acquisition costs	(2,089)	7,074	(17,173)	471,850	473,939
Nonadmitted assets	–	–	–	107,777	134,505
Policyholder reserves	17,439	15,085	16,206	(178,834)	(198,729)
Policyholder dividends	3,885	(9,646)	(1,335)	56,892	50,751
Sales practices litigation
provision	–	–	2,526	–	–
Asset valuation reserve	–	–	–	77,347	72,460
Interest maintenance
reserve	(9,067)	(21,778)	(3,722)	30,176	39,243
Income taxes	(21,984)	(20,263)	(9,866)	(88,206)	(97,341)
Other comprehensive
income, net	–	–	–	(64,450)	(41,602)
Other, net	2,499	3,187	6,798	(29,062)	(32,064)

GAAP-basis amounts	$105,593	$106,184	$132,001	$1,496,789	$ 1,399,780

National Life Insurance Company

Notes to Statutory-Basis Financial Statements (continued)

A. Significant Accounting Policies (continued)

Basis of Presentation (continued)

Other significant accounting practices are as follows:

Investments

Bonds, preferred stocks, common stocks, and short-term investments are reported at values prescribed by the NAIC, as follows:

Bonds not backed by other loans are principally stated at amortized cost using the interest method.

Single class and multi-class mortgage-backed/asset-backed securities are valued at amortized cost using the interest method including anticipated prepayments. Prepayment assumptions are obtained from dealer surveys or internal estimates and are based on the current interest rate and economic environment. The retrospective adjustment method is used to value all such securities.

Investments in preferred stock are reported at cost.

Common stocks of non-affiliates are reported at market value as determined by the Securities
Valuation Office of the NAIC and the related unrealized capital gains/(losses) are reported in unassigned surplus along with any adjustment for federal income taxes.

Cash includes cash equivalents. Cash equivalents are short-term highly liquid investments with original maturities of three months or less and are principally stated at amortized cost.

Short-term investments include investments with maturities of one year or less at the time of acquisition (except for cash equivalents classified as cash) and are principally stated at amortized cost.

The affiliated common stock is carried at the down-stream insurance subsidiary’s statutory capital and surplus less surplus notes issued to NLVF plus admissible statutory goodwill.

National Life Insurance Company

Notes to Statutory-Basis Financial Statements (continued)

A. Significant Accounting Policies (continued)

Investments (continued)

Mortgage loans are reported at unpaid principal balances, less allowance for impairments, if any.
A mortgage loan is considered to be impaired when, based on current information and events, it is probable that the Company will be unable to collect all principal and interest amounts due according to the contractual terms of the mortgage agreement. When management determines foreclosure is probable, the impairment is considered other than temporary. At that time, the mortgage loan is written down and a realized loss is recognized.

Contract loans are reported at unpaid principal balances.

Real estate occupied by the Company and real estate held for the production of income are reported at depreciated cost net of related obligations, if any. Real estate that the Company has the intent to sell is reported at the lower of depreciated cost or fair value, net of related obligations, if any. Depreciation is calculated on a straight-line basis over the estimated useful lives of the properties.

The Company’s futures contracts qualify for hedge accounting and are included in other invested assets and are carried at quoted market values with changes in fair value and gains and losses upon expiration included in net investment income, in accordance with SSAP 86.

The Company has minor ownership interests in several joint ventures. The Company generally carries these interests based on the underlying audited GAAP equity of the investee.

Realized capital gains and losses are determined using the specific identification basis. Changes in admitted asset carrying amounts of investments are credited or charged directly to unassigned surplus.

The Company periodically lends certain U.S. government or corporate bonds to approved counterparties to enhance the yield of its bond portfolio. The Company initially receives cash collateral or U.S. government or government agency bonds for at least 102% of the market value of securities loaned. Collateral adequacy is evaluated daily and periodically adjusted for changes in the market value of securities loaned in order to ensure that the cash collateral is at least equal to 100% of the market value of securities loaned. The carrying values of securities loaned are unaffected by the transaction.

National Life Insurance Company

Notes to Statutory-Basis Financial Statements (continued)

A. Significant Accounting Policies (continued)

Asset Valuation Reserve and Interest Maintenance Reserve

The Asset Valuation Reserve (“AVR”) is designed to stabilize unassigned surplus from default losses on bonds, preferred stocks, mortgages, real estate and other invested assets and from fluctuations in the value of common stocks. The AVR is calculated as prescribed by the NAIC.

The IMR defers interest rate related after-tax capital gains and losses on fixed income investments and amortizes them into income over the remaining lives of the securities sold. IMR amortization is included in net investment income. The Company uses the seriatim method for the amortization of IMR.

Nonadmitted Assets

In accordance with regulatory requirements, certain assets, including certain deferred tax assets, prepaid expenses, furniture and equipment, and internally developed software, are excluded from the balance sheet. The net change in these assets is included in change in nonadmitted assets in the Statements of Changes in Capital and Surplus.

Goodwill

Goodwill, subject to admissibility test, is amortized over 10 years using the straight-line method and is periodically evaluated for recoverability.

Property and Equipment

Property and equipment is reported at depreciated cost. Real property owned by the Company is primarily depreciated over 39.5 years using the straight-line method. Furniture and equipment is depreciated using accelerated depreciation methods over five years and three years, respectively.
EDP equipment and software is depreciated for a period not exceeding three years.

Corporate Owned Life Insurance

The Company holds life insurance contracts on certain members of management and other key individuals. The total cash surrender value of these Corporate Owned Life Insurance (“COLI”)
contracts was $137.8 million and $99.8 million at December 31, 2007 and 2006, respectively, and is included in other assets. COLI income includes the net change in cash surrender value and any benefits received. COLI income was $5.4 million, $6.2 million, and $7.0 million in 2007, 2006, and 2005, respectively, and is included in other income.

National Life Insurance Company

Notes to Statutory-Basis Financial Statements (continued)

A. Significant Accounting Policies (continued)

Recognition of Insurance Income and Related Expenses

Annual premiums and related reserve increases on traditional life insurance policies are recorded at each policy anniversary. Premiums and related reserve increases on annuity contracts and universal life policies are recorded when premiums are collected. Premiums from disability income policies are recognized as revenue over the period to which the premiums relate.
Commissions and other policy and contract costs are expensed as incurred. First-year policy and contract costs and required additions to policy and contract reserves generally exceed first-year premiums.

Benefit Reserves

Policy reserves for life, annuity and disability income contracts are developed using accepted actuarial methods. Actuarial factors used in determining life insurance reserves are based primarily upon the 1958, 1980, and 2001 Commissioners' Standard Ordinary (“CSO”) mortality tables. Methods used to calculate life reserves consist primarily of net level premium,
Commissioners' Reserve Valuation Method, and modified preliminary term, with valuation interest rates ranging from 2.0% to 6.0% .

The Company waives deduction of deferred fractional premiums upon death of the insured and returns any portion of the final premium beyond the date of death. Surrender values are not promised in excess of the legally computed reserves.

Extra premiums are charged for substandard lives in addition to the gross premium for a true age.
Reserves are determined by computing mean reserves using standard mortality, then calculating a substandard extra reserve. Where the extra premium is a flat extra, the extra reserve is equal to one-half the flat extra premium charge for the year. For policies with a percentage extra rating, the extra reserve is defined as the difference between mean reserves calculated using standard valuation mortality and mean reserves calculated using valuation mortality adjusted by the percentage rating. No substandard extra reserves are held after 20 years.

Reserves for individual annuities are determined principally using the Commissioners' Annuity
Reserve Valuation Method, based on A-1949, 1983, and 2000 annuity tables with valuation interest rates from 2.0% to 9.0% . Liabilities for losses and loss/claim adjustment expenses for accident and health contracts are estimated by using statistical claim development models. Active life disability income reserves are determined primarily using the Commissioners' Disability 1964 table with the 1958 CSO mortality table and Commissioners' Individual

National Life Insurance Company

Notes to Statutory-Basis Financial Statements (continued)

A. Significant Accounting Policies (continued)

Benefit Reserves (continued)

Disability Table A morbidity tables with the 1980 CSO mortality tables. Valuation interest rates for active life reserves range from 3.0% to 6.0% . Disability income reserves are based on expected experience at 4.5% interest and exceed statutory minimum reserves. The Company anticipates investment income as a factor in the premium deficiency calculation. Tabular components of reserves are calculated in accordance with NAIC instructions and, as appropriate, have been compared to related contract rates for reasonableness.

Policy and Contract Claims

Unpaid claims on accident and health policies represent the estimated ultimate net cost of all reported and unreported claims incurred through December 31. The Company discounts its claim reserves for long-term disability using disability tables and discount rates approved by the
Department. Reserves for unpaid claims are estimated using individual case-basis valuations and statistical analyses. Those estimates are subject to the effects of trends in claim severity and frequency. Although considerable variability is inherent in such estimates, management believes that the reserves for unpaid claims are adequate. The estimates are continually reviewed and adjusted as necessary as experience develops or new information becomes known; such adjustments are included in current operations.

Reinsurance

Reinsurance premiums and benefits paid or provided are accounted for on bases consistent with those used in accounting for the original policies issued and the terms of the reinsurance contracts.

Guaranty Fund and Other Assessments

A liability for guaranty fund and other assessments is accrued after an insolvency has occurred.

National Life Insurance Company

Notes to Statutory-Basis Financial Statements (continued)

A. Significant Accounting Policies (continued)

Dividends to Policyholders

The Company issued all of its traditional life insurance and certain annuity policies on a participating basis. The Company's universal life policies, most annuities, and disability income policies are issued on a non-participating basis. Term life insurance, while on a participating basis, currently receives no dividend. Liabilities for policyholders’ dividends primarily represent amounts estimated to be paid or credited in the subsequent year. The amount of policyholder dividends to be distributed is based upon a scale which seeks to reflect the relative contribution of each group of policies to the Company’s overall operating results. The dividend scale is approved annually by the Company’s Board of Directors.

Separate Accounts

Separate account assets represent segregated funds held for the benefit of certain variable annuity, variable life, pension policyholders, and the Company's pension plans. Separate account liabilities represent the policyholders’ share of separate account assets. The Company also participates in certain separate accounts. Policy values funded by separate accounts reflect the actual investment performance of the respective accounts and are generally not guaranteed.
Investments held in the separate accounts are primarily common stocks, bonds, mortgage loans, and real estate and are carried at fair value.

The Company has approximately $1.0 million of reserves for minimum death benefit guarantees on variable annuities at both December 31, 2007 and 2006. These benefits include a provision that allows withdrawals by policyholders to adjust the death benefit guarantee on a "dollar for dollar" basis, which increases the risk profile of this benefit. Partial withdrawals from policies issued after November 1, 2003 will use the pro-rata method subject to state approval.
Policyholder partial withdrawals to date have not been significant. The Company assumes no partial withdrawals in its calculation of minimum death benefit guarantee reserves, but does include partial withdrawals in asset adequacy testing.

Federal Income Taxes

The Company files its federal income tax returns as a member of a consolidated federal income tax return of its upstream parent NLHC and other affiliated subsidiaries. Under a written tax sharing agreement approved by the Board of Directors, taxes are allocated among members of the group based upon separate return calculations with current credit for net losses.

National Life Insurance Company

Notes to Statutory-Basis Financial Statements (continued)

A. Significant Accounting Policies (continued)

Federal Income Taxes (continued)

Deferred income tax assets and liabilities are recognized based upon temporary differences between financial statement carrying amounts and income tax bases of assets and liabilities using enacted income tax rates and laws. Deferred income tax assets are subject to admissibility criterion based upon the expected reversal of temporary timing differences, the Company’s level of capital and surplus, and any deferred income tax liabilities. Unrealized gains and losses are presented net of related changes in deferred taxes. The net change in other deferred taxes is recorded in adjustments to unassigned surplus.

Adoption of New Accounting Standards

In December 2007, the NAIC issued SSAP No. 97, “Investments in Subsidiary, Controlled and
Affiliated Entities (“SCAs”), A Replacement of SSAP No. 88.” SSAP No. 97 made clarifications and provided additional guidance to SSAP No. 88. The most significant clarification was related to the requirement that SCAs, including downstream noninsurance holding companies, receive an unqualified U.S. GAAP opinion or receive an unqualified opinion on financial statements prepared in accordance with a foreign GAAP that includes an audited footnote reconciliation of the foreign GAAP to U.S. GAAP to be admitted assets. A limited exception to this audit requirement was provided to downstream noninsurance holding companies, which would allow the downstream noninsurance holding company not to be audited when certain requirements are met. Provided that the entities owned by an unaudited downstream noninsurance holding company receive U.S. GAAP audits, they are permitted to be an admitted asset. Assets of an unaudited downstream holding company would be nonadmitted. This statement is effective for fiscal year 2007. The adoption of this statement did not result in an impact on the Company.

In December 2006, the NAIC issued SSAP No. 96, “Settlement Requirements for Intercompany
Transactions, An Amendment to SSAP No. 25 – Accounting for and Disclosures about
Transactions with Affiliates and Other Related Parties” with an effective date of January 1, 2007.
This statement establishes a statutory aging threshold for admission of loans and advances to related parties outstanding as of the reporting date. In addition, this statement establishes an aging threshold for admission of receivables associated with transactions for services provided to related parties outstanding as of the reporting date. SSAP No. 96 requires that transactions between related parties be in writing and that written agreements provide for the timely settlement of amounts owed, with a specific due date. Amounts outstanding greater than 90 days from the due date are required to be nonadmitted. Adoption of this statement did not result in an impact to the
Company’s consolidated financial condition or results of operations.

National Life Insurance Company

Notes to Statutory-Basis Financial Statements (continued)

A. Significant Accounting Policies (continued)

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of admitted assets, liabilities, income, and expenses, and related disclosures in the notes to financial statements. Actual results could differ from estimates.

Reclassifications

Certain 2006 amounts have been reclassified to conform to the 2007 presentation.

B. Business Combinations and Goodwill

On July 2, 1999, National Financial Services (“NFS”), a wholly-owned subsidiary of the
Company, acquired the outstanding one-third interest in LSW National Holdings, Inc.
(“LSWNH”), the parent of Dallas, Texas based Life Insurance Company of the Southwest
(“LSW”). NFS had previously purchased a two-thirds interest in LSWNH in February 1996.
LSW is licensed in 49 states and specializes in the sale of individual annuities and universal life insurance. The transactions were accounted for as statutory purchases. Initial statutory basis goodwill was $73.1 million. In late 2005, the Company dissolved NFS and directly held 100% of the outstanding stock of LSWNH.

In 2007, LSWNH was merged with and into LSW. The Company now holds 100% of the outstanding stock of LSW. (See Note H)

Goodwill amortization relating to LSWNH was $0.6 million in 2007 and $7.4 million in 2006 and
2005.

There is no admitted goodwill at December 31, 2007. Total admitted goodwill was $0.6 million at
December 31, 2006.

Total nonadmitted goodwill at December 31 was $0 for both 2007 and 2006.

National Life Insurance Company

Notes to Statutory-Basis Financial Statements (continued)

C. Investments

The amortized cost and the fair or comparable value of investments in bonds and preferred stocks are summarized as follows:

		Gross	Gross
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value

		(In Thousands)
At December 31, 2007
Bonds:
U.S. government obligations	$ 8,895	$ 381	$ –	$ 9,276
Government agencies, authorities
and subdivisions	32,700	3,175	–	35,875
Corporate:
Communications	350,783	17,242	3,877	364,148
Consumer & retail	414,681	10,158	7,141	417,698
Financial institutions	541,590	16,142	19,665	538,067
Industrial and chemicals	270,513	8,325	4,994	273,844
Other corporate	56,279	8,990	68	65,201
REITS	70,155	646	2,354	68,447
Transportation	60,173	3,584	391	63,366
Utilities	670,558	25,334	7,444	688,448

Total corporate	2,434,732	90,421	45,934	2,479,219

Private placements	455,834	17,751	3,052	470,533
Mortgage-backed securities	1,881,477	23,316	15,349	1,889,444

Total bonds	4,813,638	135,044	64,335	4,884,347

Preferred stocks	46,354	1,563	1,949	45,968

	$ 4,859,992	$ 136,607	$ 66,284	$ 4,930,315

National Life Insurance Company

Notes to Statutory-Basis Financial Statements (continued)

C. Investments (continued)

		Gross	Gross
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value

		(In Thousands)
At December 31, 2006
Bonds:
U.S. government obligations	$ 33,869	$ 44	$ 170	$ 33,743
Government agencies, authorities
and subdivisions	119,496	1,762	1,327	119,931
Corporate:
Communications	337,839	19,733	3,494	354,078
Consumer & retail	369,486	9,878	4,373	374,991
Financial institutions	559,875	20,607	5,591	574,891
Industrial and chemicals	257,181	13,865	2,946	268,100
Other corporate	62,880	8,855	–	71,735
REITS	71,123	1,798	510	72,411
Transportation	49,576	3,762	257	53,081
Utilities	583,659	29,537	6,164	607,032

Total corporate	2,291,619	108,035	23,335	2,376,319

Private placements	430,437	16,781	4,182	443,036
Mortgage-backed securities	1,816,411	15,890	19,469	1,812,832

Total bonds	4,691,832	142,512	48,483	4,785,861

Preferred stocks	88,219	3,181	493	90,907

	$ 4,780,051	$ 145,693	$ 48,976	$ 4,876,768

A summary of the amortized cost and fair value of the Company’s investments in bonds at
December 31, 2007, by contractual maturity, is as follows:

	Amortized	Fair
	Cost	Value

	(In Thousands)
Years to maturity:
One or less	$ 72,921	$ 73,666
After one through five	621,925	647,540
After five through ten	1,216,155	1,217,730
After ten	1,021,160	1,055,967
Mortgage-backed securities	1,881,477	1,889,444

Total	$4,813,638	$ 4,884,347

The expected maturities in the foregoing table may differ from the contractual maturities because certain borrowers have the right to call or prepay obligations with or without call or prepayment penalties.

National Life Insurance Company

Notes to Statutory-Basis Financial Statements (continued)

C. Investments (continued)

The gross unrealized gains and losses on, and the cost and fair value of, the Company’s investments in common stocks are summarized as follows:

		Gross Unrealized	Gross Unrealized
	Cost	Gains	Losses	Fair Value

(In Thousands)
At December 31, 2007:
Unaffiliated common stocks	$ 23,168	$ 2,682	$ 307	$ 25,543
Affiliated common stock	248,083	86,544	–	334,627

Total common stocks	$ 271,251	$ 89,226	$ 307	$ 360,170

At December 31, 2006:
Unaffiliated common stocks	$ 31,876	$ 7,066	$ 69	$ 38,873
Affiliated common stock	217,816	48,171	–	265,987

Total common stocks	$ 249,692	$ 55,237	$ 69	$ 304,860

National Life Insurance Company

Notes to Statutory-Basis Financial Statements (continued)

C. Investments (continued)

The following table shows the Company’s investment gross unrealized losses and fair value
(after the effect of other-than-temporary impairments), aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position at
December 31, 2007 and 2006:

	Less Than 12 Months		12 Months or More		Total

		Gross		Gross		Gross
		Unrealized		Unrealized		Unrealized
	Fair Value	Losses	Fair Value	Losses	Fair Value	Losses

At December 31, 2007			(In Thousands)
Bonds:
Corporate:
Communications	$ 85,631	$ 3,204	$ 24,741	$ 673	$ 110,372	$ 3,877
Consumer & retail	129,638	4,279	55,087	2,862	184,725	7,141
Financial institutions	165,569	9,994	117,006	9,671	282,575	19,665
Industrial and chemicals	107,266	3,637	23,651	1,357	130,917	4,994
Other corporate	3,430	68	–	–	3,430	68
REITS	39,817	1,363	13,978	991	53,795	2,354
Transportation	6,861	126	7,587	265	14,448	391
Utilities	116,185	3,433	100,284	4,011	216,469	7,444

Total corporate	654,397	26,104	342,334	19,830	996,731	45,934

Private placements	128,645	1,979	41,058	1,073	169,703	3,052
Mortgage-backed securities	360,012	6,254	321,895	9,095	681,907	15,349

Total bonds	1,143,054	34,337	705,287	29,998	1,848,341	64,335

Preferred stocks	7,956	1,949	–	–	7,956	1,949

	$1,151,010	$ 36,286	$ 705,287	$ 29,998	$1,856,297	$ 66,284

National Life Insurance Company

Notes to Statutory-Basis Financial Statements (continued)

C. Investments (continued)

	Less Than 12 Months		12 Months or More		Total

		Gross		Gross		Gross
		Unrealized		Unrealized		Unrealized
	Fair Value	Losses	Fair Value	Losses	Fair Value	Losses

At December 31, 2006			(In Thousands)
Bonds:
U.S. government obligations	$ 24,995	$ 110	$ 2,337	$ 60	$ 27,332	$ 170
Government agencies, authorities
and subdivisions	10,003	1	73,689	1,326	83,692	1,327
Corporate:
Communications	62,491	1,789	33,373	1,705	95,864	3,494
Consumer & retail	127,475	2,321	76,983	2,052	204,458	4,373
Financial institutions	99,400	1,124	130,375	4,467	229,775	5,591
Industrial and chemicals	65,148	1,323	31,487	1,623	96,635	2,946
REITS	16,725	181	13,170	329	29,895	510
Transportation	16,345	257	–	–	16,345	257
Utilities	77,649	1,252	102,721	4,912	180,370	6,164

Total corporate	465,233	8,247	388,109	15,088	853,342	23,335

Private placements	54,797	553	114,017	3,629	168,814	4,182
Mortgage-backed securities	452,930	4,434	448,921	15,035	901,851	19,469

Total bonds	1,007,958	13,345	1,027,073	35,138	2,035,031	48,483

Preferred stocks	–	–	13,877	493	13,877	493

	$1,007,958	$ 13,345	$1,040,950	$ 35,631	$2,048,908	$ 48,976

Of the $34.3 million total unrealized losses on debt securities in the less than 12 months category, $26.1 million was in the corporate bond portfolio.

The $26.1 million unrealized losses on the corporate bond portfolio in the less than 12 months category are concentrated in the financial institutions, consumer and retail, and industrial and chemicals sectors. The investment grade corporate index widened from approximately 91 basis points at the beginning of the year to 203 basis points at year end. This spread widening was caused in large part by the sub-prime mortgage crisis that infected short term credit markets, which in turn put pressure on many financial companies such as banks, securities firms, and monoline insurers. These rate movements are the primary cause of the unrealized loss positions.

Of the $30.0 million total unrealized losses in the more than 12 months category, $9.0 million of unrealized losses was in the mortgage backed securities portfolio. All of these securities are agency backed by either FHLMC, FNMA, or GNMA. During 2007, 10-year U.S. Treasury rate began the year at 4.70% and rose to a high of 5.30% by early June before declining to 3.80% in

National Life Insurance Company

Notes to Statutory-Basis Financial Statements (continued)

C. Investments (continued)

December, settling the year at 4.02% . These rate movements are the primary cause of the unrealized loss positions.

The $9.0 million of unrealized losses on mortgage backed securities represents 1.33% of the aggregate fair value of the $681.9 million in mortgage backed securities with unrealized losses at
December 31, 2007.

The $19.8 million unrealized losses on the corporate bond portfolio in the more than 12 months category are concentrated in the financial institutions, utility, and consumer and retail sectors. As noted in earlier comments about the less 12 month category, the main reason for the unrealized losses in this group was the pervasive market spread widening caused by the sub-prime mortgage crisis and credit crunch.

Based on the facts and circumstances surrounding the individual securities and the Company’s ability and intent to hold the individual securities to maturity or recovery, the Company believes that the unrealized losses on these bonds at December 31, 2007 are temporary.

The Company recorded $1.0 million and $2.7 million of impairments on bonds in 2007 and
2006, respectively, and $0.4 million of impairments on preferred stocks in 2006. There were no impairments recognized on preferred stocks in 2007.

Mortgage Loans and Real Estate

The distributions of mortgage loans and real estate at December 31 were as follows:

	2007	2006

Geographic Region
New England	1.6%	6.1%
Middle Atlantic	4.0	5.0
East North Central	15.9	13.7
West North Central	9.7	9.6
South Atlantic	27.0	24.9
East South Central	2.1	2.0
West South Central	12.7	11.6
Mountain	9.0	10.9
Pacific	18.0	16.2

	100.0%	100.0%

National Life Insurance Company

Notes to Statutory-Basis Financial Statements (continued)

C. Investments (continued)

Mortgage Loans and Real Estate (continued)

	2007	2006

Property Type
Apartment	18.8%	19.7%
Retail	11.2	8.2
Office Building	38.1	42.4
Industrial	27.0	25.4
Hotel/Motel	1.0	1.0
Other Commercial	3.9	3.3

	100.0%	100.0%

The distribution of the book value of mortgages, classified by scheduled year of contractual maturity as of December 31, 2007 and 2006, is shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to prepay obligations with or without prepayment penalties.

	2007	2006

1 year or less	2.6%	3.0%
Over 1 through 3 years	8.6	15.8
Over 3 through 5 years	12.2	10.5
Over 5 through 10 years	55.2	49.5
Over 10 through 15 years	10.5	11.8
Over 15 through 20 years	8.8	7.2
Over 20 years	2.1	2.2

Total	100.0%	100.0%

The estimated fair value of mortgages at December 31, 2007 and 2006 was $895.0 million and
$875.5 million, respectively. The fair value of mortgages was estimated as the average of the present value of future cash flows under different scenarios of future mortgage interest rates
(including appropriate provisions for default losses) and related changes in borrower prepayments.

The maximum and minimum lending rates for mortgage loans during 2007 were 6.70% and
6.00%, and 6.74% and 5.64% during 2006. During 2007 and 2006, the Company did not reduce the interest rate on any outstanding mortgage loans.

National Life Insurance Company

Notes to Statutory-Basis Financial Statements (continued)

C. Investments (continued)

Mortgage Loans and Real Estate (continued)

Mortgage loans and related valuation allowances at December 31 were as follows:

	2007	2006

	(In Thousands)
Unimpaired loans	$ 853,081	$ 861,229
Impaired loans without valuation allowances	–	–

Subtotal	$ 853,081	861,229
Impaired loans with valuation allowances	–	–
Related valuation allowances	–	–

Subtotal	–	–

Total	$ 853,081	$ 861,229

	2007	2006

Impaired loans:	(In Thousands)
Average recorded investment	$ –	$ 2,830
Interest income recognized	–	37
Interest received	–	37

The Company had no investments in loans restructured with below market rates of interest at the refinancing date at December 31, 2007 and 2006.

The Company accrues interest income on impaired loans to the extent it is deemed collectible
(delinquent less than 90 days) and the loan continues to perform under its original or restructured contractual terms. Interest income on non-performing loans is generally recognized on a cash basis.

Allowance for credit losses on mortgage loans:

	2007	2006

	(In Thousands)
Balance at beginning of period	$ –	$ 860
Additions charged to operations	–	–
Direct write-downs charged against the allowances	–	–
Recoveries of amounts previously charged off	–	(860)

Balance at the end of period	$ –	$ –

National Life Insurance Company

Notes to Statutory-Basis Financial Statements (continued)

C. Investments (continued)

Net Investment Income

Major categories of the Company’s net investment income are summarized as follows:

	Year ended December 31
	2007	2006	2005

		(In Thousands)
Income
Bonds	$307,296	$299,189	$290,546
Preferred stocks	6,063	7,910	5,190
Common stocks, unaffiliated	1,580	1,371	40,620
Common stocks, affiliated	–	17,718	1,535
Mortgage loans	61,915	72,399	71,841
Real estate*	8,369	8,283	8,454
Contract loans	33,182	32,594	33,843
Short-term investments and cash	2,815	2,601	1,582
Other invested assets	15,974	9,775	51,717
Other	2,238	3,068	449

Total investment income	439,432	454,908	505,777
Expenses
Depreciation	1,923	1,887	2,091
Other	10,651	9,273	11,865

Total investment expenses	12,574	11,160	13,956

Net investment income	$426,858	$443,748	$491,821

* Includes amounts for the occupancy of company-owned property of $5,182,000, $5,120,000, and $5,125,000 in
2007, 2006, and 2005, respectively.

There was no nonadmitted accrued investment income at December 31, 2007 and 2006.

National Life Insurance Company

Notes to Statutory-Basis Financial Statements (continued)

C. Investments (continued)

Net Realized Gains and Losses

Realized capital gains and losses are reported net of federal income taxes and amounts transferred to the IMR as follows:

	2007	2006	2005

		(In Thousands)
Bonds and other debt securities
Gross gains	$ 3,368	$ 12,077	$ 7,814
Gross losses	(13,756)	(33,521)	(9,112)
Preferred stocks, unaffiliated
Gross gains	1,959	4	828
Gross losses	(591)	(428)	–
Common stocks, unaffiliated
Gross gains	7,865	936	2,007
Gross losses	(126)	(18)	(258)
Common stocks, affiliated
Gross losses	–	–	(31,454)
Other
Gross gains	850	7,344	34
Gross losses	(543)	(2,007)	(5,249)

Net realized capital losses	(974)	(15,613)	(35,390)
Amount transferred to IMR	9,465	26,516	(693)

	8,491	10,903	(36,083)
Less federal income taxes on realized capital
gains (losses) before effect of transfer to IMR	(5,955)	(12,012)	2,118

Net realized capital losses	$ 2,536	$ (1,109)	$(33,965)

The Company had a 60% partnership interest in Lake Carlton Arms (“LCA”), a 1,812-unit apartment complex in Florida. The Company sold its interest in LCA in late 2006, which resulted in a gain of $7.3 million and is included in other gross gains on the schedule of realized capital gains and losses previously presented.

Loaned Securities

Collateral held and the corresponding liability for collateral held for loaned securities was $126.1 million and $164.8 million at December 31, 2007 and 2006, respectively. The collateral held and corresponding liability are presented net in accordance with SSAP 91, “Accounting for
Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”. The fair value of the loaned securities was $124.0 million and $161.6 million at December 31, 2007 and 2006, respectively. The Company’s earnings with respect to its modified securities lending program were $0.7 million less expenses of $0.2 million in 2007 and $0.5 million less expenses of $0.1 million in 2006.

National Life Insurance Company

Notes to Statutory-Basis Financial Statements (continued)

C. Investments (continued)

Loan-Backed Securities (continued)

Prepayment assumptions used in the calculation of the effective yield and valuation of loan-
backed bonds and structured securities are based on available industry sources and information provided by lenders. The retrospective adjustment methodology is used for the valuation of securities held by the Company. The Company has elected to use book value as of January 1,
1994 as the cost for securities purchased prior to January 1, 1994 in lieu of historical cash flows.

Joint Ventures, Partnerships and Limited Liability Companies

The Company has no investments in joint ventures, partnerships or limited liability companies that exceed 10% of its admitted assets.

The Company recorded $0.2 million and $1.4 million of impairments on non-public joint ventures in 2007 and 2006, respectively. These joint ventures have underlying characteristics of common stock. Fair values utilized in determining impairments were determined by the Company based on the joint venture’s operating results.

Repurchase Agreements

The Company also periodically enters into repurchase agreements on U.S. Treasury securities to enhance the yield of its bond portfolio. These transactions are accounted for as financings as the securities received at the end of the repurchase period are identical to the securities transferred.
Any repurchase liability is included in other liabilities. There were no open transactions at
December 31, 2007 or 2006.

D. Nonadmitted Assets

The Company’s nonadmitted assets at December 31 are as follows:

	2007	2006

	(In Thousands)
Net deferred tax asset	$ 69,523	$ 93,909
Furniture and equipment	2,235	2,157
Software applications	10,404	10,492
Prepaid pension asset	17,677	20,591
Prepaid expenses	4,112	2,620
Other	3,826	4,735

Total nonadmitted assets	$ 107,777	$ 134,504

National Life Insurance Company

Notes to Statutory-Basis Financial Statements (continued)

E. Investment Products

The Company issues several different investment products, including flexible premium annuities, single premium deferred annuities and supplementary contracts not involving life contingencies.
The book value of liabilities for these investment products was $698.5 million and $735.6 million at December 31, 2007 and 2006, respectively. The fair value of liabilities for these investment products was $729.0 million and $744.0 million at December 31, 2007 and 2006, respectively.
The fair value of these liabilities was estimated as the average of the present value of future cash flows under different scenarios of future interest rates of A-rated corporate bonds and related changes in premium persistency and surrenders.

F. Reinsurance

For individual life products sold beginning in August 2004, the company increased the amount it retains to $2.0 million of risk on any person. Prior to that and beginning January 1, 2002, the
Company generally retained no more than $1.0 million of risk on any person (excluding accidental death benefits and dividend additions). Reinsurance for life products is ceded under yearly renewable term, coinsurance, and modified coinsurance agreements with various reinsurers. Total individual life premiums ceded were $47.1 million, $45.2 million, and $41.8 million for the years ended December 31, 2007, 2006, and 2005, respectively, and are included as a reduction of insurance income. Total individual life insurance ceded was $21.1 billion and
$20.9 billion of the $43.5 billion and $43.1 billion in force at December 31, 2007 and 2006, respectively. The Company has assumed a small amount of yearly renewable term reinsurance from non-affiliated insurers.

At December 31, 2007 and 2006, the Company did not have ownership or control over any non-
affiliated reinsurers, and there were no policies reinsured outside the United States with companies owned or controlled by an affiliated entity.

There were no unilaterally cancelable reinsurance agreements (for reasons other than for nonpayment of premium or other similar credits) in effect at December 31, 2007 and 2006.

No reinsurance agreements were in force at December 31, 2007 and 2006 which could reasonably result in a payment to the reinsurer in excess of the total direct premiums collected. No new reinsurance agreements were enacted during the year which included life insurance policies inforce at the end of the previous year.

National Life Insurance Company

Notes to Statutory-Basis Financial Statements (continued)

F. Reinsurance (continued)

Disability income products are significantly reinsured under coinsurance and modified coinsurance agreements primarily with Unum Provident Corporation (“UNUM”) where the
Company cedes 80% of the experience risk on the block of business. The Company pays UNUM an interest rate of 7% on the reserves held by the Company. Total disability income premiums ceded in 2007, 2006, and 2005 were $32.1 million, $33.5 million, and $35.1 million, respectively.
The Company’s agreements with UNUM meet risk transfer criteria to qualify for reinsurance accounting treatment as prescribed by the Department.

In 2007, a number of assumptions used in the calculation of the Company’s disability income reserves were revised, resulting in disability income reserves being increased by $21.2 million.
This increase in reserves resulted in $16.5 million in cash being transferred to the Company from
UNUM. The net amount of approximately $4.7 million was charged directly to capital and surplus in 2007.

The Company would be liable with respect to any ceded insurance should any reinsurer be unable to meet its assumed obligations.

As of December 31, 2007 and 2006, the Company had $3.3 billion and $3.7 billion, respectively, of insurance in force for which the gross premiums are less than the net premiums according to the standard valuation set by the State of Vermont. At December 31, 2007 and 2006, reserves on the above in force insurance totaled $69.1 million and $65.2 million, respectively, and are included in policy reserves.

G. Federal Income Taxes

NLHC files a consolidated tax return which includes all of its downstream subsidiaries including the Company. The method of allocation for federal income tax expense between the companies is pursuant to a written agreement approved by the Board of Directors. Allocation is based upon separate return calculations with current credit for net losses. Intercompany tax balances are settled periodically.

National Life Insurance Company

Notes to Statutory-Basis Financial Statements (continued)

G. Federal Income Taxes (continued)

The components of the net deferred tax asset at December 31 are as follows:

	2007	2006

	(In Thousands)
Total gross deferred tax assets	$ 224,140	$ 245,115
Total deferred tax liabilities	(83,947)	(79,483)

Net deferred tax asset	140,193	165,632
Deferred tax asset nonadmitted	(69,523)	(93,909)

Net admitted deferred tax asset	$ 70,670	$ 71,723

Current income taxes incurred consist of the following major components:

	2007	2006	2005

Current income tax expense (benefit) on:		(In Thousands)
Operations	$ (4,622)	$ (2,051)	$ 12,437
Capital gains/losses	3,349	3,123	(1,694)
Surplus	(38)	(30)	(60)

Total income tax expense (benefit)	$ (1,311)	$ 1,042	$ 10,683

The main components of the deferred tax assets and liabilities at December 31 are as follows:

	2007	2006

	(In Thousands)
Deferred tax assets:
Reserves	$ 77,540	$ 89,813
Policy DAC	58,431	59,374
Policyholder dividends	22,265	22,423
Deferred compensation	61,400	57,786
Other	4,504	15,719

Total deferred tax assets	224,140	245,115
Nonadmitted deferred tax assets	(69,523)	(93,909)

Admitted deferred tax assets	154,617	151,206
Deferred tax liabilities:
Deferred intercompany gain	38,279	38,280
Premiums receivable	24,865	25,746
Net unrealized gains	10,490	5,871
Other invested assets	2,424	1,388
Depreciable assets	4,294	3,740
Other	3,595	4,458

Total deferred tax liabilities	83,947	79,483

Net deferred tax asset	$ 70,670	$ 71,723

National Life Insurance Company

Notes to Statutory-Basis Financial Statements (continued)

G. Federal Income Taxes (continued)
The net change in nonadmitted deferred tax assets was as follows:

	2007	2006

	(In Thousands)
Net increase (decrease) in nonadmitted
deferred tax assets	$(24,386)	$1,957

The change in net deferred income taxes is comprised of the following:

	2007	2006	Change

		(In Thousands)
Total deferred tax assets	$224,140	$245,115	$ (20,975)
Total deferred tax liabilities	(83,947)	(79,483)	(4,464)

Net deferred tax asset	$140,193	$165,632	(25,439)

Less: tax effect of unrealized gains			4,618
Less: tax effect of increase in minimum pension
obligation			7,114

Adjusted change in gross deferred taxes			$ (13,707)

The provision for federal income taxes incurred in 2007 is different from that which would be obtained by applying the statutory federal income tax rate of 35% to income before income taxes.
The tax at the statutory rate and significant items causing this difference are as follows:

(In Thousands)
Operations and gains provision computed at
statutory rate	$ 20,236
Dividends received deduction and tax
exempt interest	(2,668)
Interest maintenance reserve	(773)
COLI	(2,164)
Low income housing credits	(1,892)
Surplus reserve adjustments	(1,649)
Other	1,306

Total	$ 12,396

Current federal income tax provision	$ (1,311)
Adjusted change in gross deferred taxes	13,707

Statutory federal income taxes	$ 12,396

In July 2006, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation
No. 48, “Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement
No. 109” (“FIN 48”). The NAIC is still evaluating the applicability of FIN 48 to statutory

National Life Insurance Company

Notes to Statutory-Basis Financial Statements (continued)

G. Federal Income Taxes (continued)

financial reporting. Because statutory guidance has not been issued, the Company has not yet determined the statutory impact of adoption on its statutory financial statements. The Company continues to recognize tax benefits and related reserves in accordance with SSAP No. 5,
“Liabilities, Contingencies and Impairments of Assets”.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows
(in thousands):

2007

Balance, beginning of year	$225
Additions based on tax positions related to the current year	89
Additions for tax positions of prior years	50

Balance, end of year	$364

Included in the tax liability for unrecognized tax benefits at December 31, 2007, are $89,000 of tax positions for which the ultimate deductibility is highly certain but for which there is uncertainty about the timing of such deductibility. The liability for unrecognized tax benefit balance as of December 31, 2007 includes $260,000 of unrecognized tax benefits that, if recognized, would impact the Company’s effective rate. It is not likely that the amount of unrecognized tax benefits will decrease within the next twelve months as a result of the settlement of tax audits.

The Company recognizes accrued interest and penalties related to the liability for unrecognized tax benefits as a component of the provision for income taxes. The amount of interest and penalties recognized in the Company’s financial statements as of December 31, 2007 was
$104,000.

Subsequent to January 1, 2007, the IRS has completed federal exams for tax years ending prior to
2004. No changes to unrecognized tax benefits occurred due to the closing of these exams.

Income taxes incurred that will be available for recoupment in the event of future net losses are as follows:

(In Thousands)

2007	$6,628
2006	1,174
2005	9,223

National Life Insurance Company

Notes to Statutory-Basis Financial Statements (continued)

H. Information Concerning Parent, Subsidiaries and Affiliates

During 2005, the Company dividended its interests of approximately $9.3 million in National Life
Capital Management, Inc. (“NLCAP”) and Administrative Services, Inc. (“ASI”), wholly owned subsidiaries of the Company, to NLVF. Prior to the Company’s dividend of its interest in
NLCAP to NLVF, NLCAP dividended assets of approximately $38.9 million to the Company.

The Company paid a cash dividend of $10 million to NLVF in both 2007 and 2006.

In 2007, the Company contributed $30 million to LSWNH as a capital contribution.
Subsequently, LSWNH made a $30 million capital contribution to LSW.

In late 2005, the Company dissolved NFS and held 100% of the outstanding stock of LSWNH.
Prior to dissolution, NFS had $80.0 million of debt. NFS had cumulative operating losses, primarily due to the servicing of the debt. As a result of these losses, the company had recorded an unrealized loss of $31.5 million with respect to its investment in NFS prior to the date of dissolution. In connection with the dissolution of NFS, the Company recognized realized losses of $31.5 million with a corresponding reduction in unrealized losses.

LSWNH dividended cash of approximately $17.7 million and $1.8 million to the Company during
2006 and 2005, respectively. LSWNH did not pay a dividend to the Company during 2007.

On December 31, 2007, pursuant to a Plan of Merger, LSWNH was merged with and into LSW.
LSWNH had assets of $267.0 million of which $266.7 million was its carrying value of the common stock of LSW prior to the merger. The Company now has a direct 100% ownership interest in LSW.

All intercompany transactions are settled on a current basis. Amounts payable or receivable at
December 31 generally represent year end cost allocations, reinsurance transactions, and income taxes and are included in the accompanying Statements of Admitted Assets, Liabilities and
Surplus.

No guarantees or undertakings on behalf of an affiliate resulting in a material contingent exposure of the Company’s surplus existed at December 31, 2007 and 2006.

The Company and several of its subsidiaries and affiliates share common facilities and employees.
Expenses are periodically allocated according to specified reimbursement agreements. The
Company had no agreements in place at December 31, 2007 to potentially move nonadmitted assets into subsidiaries or affiliates.

National Life Insurance Company

Notes to Statutory-Basis Financial Statements (continued)

I. Benefit Plans

The Company sponsors a qualified defined benefit pension plan covering substantially all
National Life Group employees (“HOEPP”). The plan is administered by the Company and is non-contributory, with benefits for Company employees hired prior to July 1, 2001 based on an employee’s retirement age, years of service, and compensation near retirement. Benefits for
Company employees hired after June 30, 2001 and non-Company employees are based on the amount credited to the employee's account each year, which is a factor of the employee's age, service and compensation, increased at a specified rate of interest. Plan assets are primarily bonds and common stocks held in a Company separate account and funds invested in a general account group annuity contract issued by the Company. The Company also sponsors other non-qualified pension plans, including a non-contributory defined benefit plan for general agents that provides benefits based on years of service and sales levels, a non-contributory defined supplemental benefit plan for certain executives and a non-contributory defined benefit plan for retired directors. These non-qualified defined benefit pension plans are not separately funded.
Participation costs for non-Company employees are allocated to subsidiaries and affiliates as appropriate.

The Company sponsors four defined benefit postretirement plans that provide medical, dental, and life insurance benefits to employees and agents. Substantially all employees and agents who began service prior to July 1, 2001 may be eligible for retiree benefits if they reach normal retirement age and meet certain minimum service requirements while working for the Company.
Most of the plans are contributory, with retiree contributions adjusted annually, and contain cost sharing features such as deductibles and copayments. The plans are not funded and the Company pays for the plan benefits on a current basis. The plan costs are recognized as benefits are earned.
These defined benefit plans are included in the other benefits category in the tables that follow.

At December 31, 1998, the Company entered into agreements with a downstream affiliate,
NRPA, a wholly-owned subsidiary of NLCAP, whereby NRPA assumed the primary obligation for the servicing of certain deferred compensation, accrued vested General Agent pension plan, and other benefit obligations from the Company in exchange for a lump-sum payment. The
Company remained contingently liable for these plans in the event that NRPA was unable to fulfill its contractual obligations. The Company also transferred its pension administration and servicing operations to NRPA at December 31, 1998. The Company transferred additional non-
qualified pension obligations to NRPA between 1998 and 2004.

On January 1, 2005, the Company entered into agreements with NRPA whereby the Company assumed the primary obligation for the servicing of all the Company’s non-qualified pension obligations. This included all the defined contribution deferred compensation plans, General

National Life Insurance Company

Notes to Statutory-Basis Financial Statements (continued)

I. Benefit Plans (continued)

Agents Pension Plan, and other benefit obligations previously transferred to NRPA. Invested assets and plan liabilities of approximately $125 million were transferred from NRPA to the
Company.

The following tables show the plans' combined funded status at December 31:

	Pension Benefits				Other Benefits
	2007	2006	2005	2007	2006	2005

			(In Thousands)
(1) Change in benefit obligation
Benefit obligation at beginning of
year	$248,534	$249,800	$150,205	$34,130	$33,040	$27,429
Transfer-in from affiliate – PBO	–	–	91,240	–	–	–
Service cost	4,959	5,789	5,502	999	1,486	1,435
Interest cost	14,251	13,651	13,539	1,949	1,839	1,669
Actuarial (gain) loss	(4,489)	(5,846)	18,297	(1,910)	(69)	4,598
Transfer-in from affiliate –
actuarial loss	–	–	(14,289)	–	–	–
Benefits paid	(13,030)	(14,860)	(14,055)	(2,471)	(2,166)	(2,091)
Curtailments	–	–	(639)	(1,257)	–	–

Benefit obligation at end of year	$250,225	$248,534	$249,800	$31,440	$34,130	$33,040

	Pension Benefits				Other Benefits
	2007	2006	2005	2007	2006	2005

			(In Thousands)
(2) Change in plan assets
Fair value of plan assets at
beginning of year	$131,705	$108,682	$ 99,147	$–	$–	$–
Actual return on plan assets	21,614	7,625	8,739	–	–	–
Employer contribution	3,116	22,300	7,081	–	–	–
Benefits paid	(7,985)	(6,902)	(6,285)	–	–	–

Fair value of plan assets at end of
year	$148,450	$131,705	$108,682	$–	$–	$–

National Life Insurance Company

Notes to Statutory-Basis Financial Statements (continued)

I. Benefit Plans (continued)

	Pension Benefits				Other Benefits
	2007	2006	2005	2007	2006	2005

			(In Thousands)
(3) Funded status
Unamortized prior service benefit	$ (390)	$ (449)	$ (508)	$ (1,257)	$ – $	(841)
Unrecognized net loss	47,034	67,561	76,898	1,171	3,891	5,047
Additional funding for minimum
pension liability	32,430	52,757	60,410	–	–	–
Remaining net obligation or net
asset at initial date of application	–	–	–	3,615	4,430	5,168
Prepaid assets or (accrued
liabilities)	(53,074)	(50,802)	(62,679)	(27,911)	(25,809)	(23,666)

	Pension Benefits				Other Benefits
	2007	2006	2005	2007	2006	2005

			(In Thousands)
(4) Benefit obligation for non-vested
employees	$14,668	$14,310	$16,620	$5,135	$6,651	$7,879

The components of net periodic benefit cost are as follows:

	Pension Benefits				Other Benefits
	2007	2006	2005	2007	2006	2005

			(In Thousands)
Components of net periodic benefit cost
Service cost	$ 4,959	$ 5,789	$ 5,502	$ 999	$1,486	$1,435
Interest cost	14,251	13,651	13,539	1,949	1,839	1,669
Expected (return) on plan assets	(9,926)	(9,221)	(7,949)	–	–	–
Amortization of unrecognized
transition obligation or transition
asset	–	–	–	815	738	738
Amount of unrecognized gains and
losses	4,351	5,086	4,074	810	1,087	(167)
Amount of prior service cost
recognized	(59)	(59)	(66)	–	(841)	(841)

Total net periodic benefit cost	$ 13,576	$15,246	$15,100	$4,573	$4,309	$2,834

The measurement date for all the plans was October 1 preceding the date of the balance sheet.

The total accumulated benefit obligation was $236.0 million, $234.2 million, and $233.8 million at December 31, 2007, 2006, and 2005, respectively.

National Life Insurance Company

Notes to Statutory-Basis Financial Statements (continued)

I. Benefit Plans (continued)

The HOEPP prepaid pension asset of $17.7 million, $20.6 million, and $5.5 million at December
31, 2007, 2006, and 2005, respectively, is accounted for as a nonadmitted asset.

In 2007 a decrease of $20.4 million, in 2006 a decrease of $7.6 million, and in 2005 a increase of
$32.8 million in the minimum pension liability were recorded as an adjustment to surplus. The minimum funding obligation liability at December 31, 2007, 2006 and 2005 was $32.4 million,
$52.8 million, and $60.4 million, respectively. There were no admitted intangible pension assets at December 31, 2007, 2006, or 2005.

		Pension Benefits			Other Benefits
	2007	2006	2005	2007	2006	2005

Weighted-average assumptions as
of Dec. 31
a. Discount rate	6.00%	5.75%	5.50%	6.00%	5.75%	5.50%
b. Rate of compensation increase	Varies -	Varies -	Varies -	N/A	N/A	N/A
	based on	based on	based on
	age	age	age
c. Expected long-term rate of
return on plan assets	7.75%	8.00%	8.00%	N/A	N/A	N/A

Effective January 1, 2007, the Company closed its postretirement benefit plans for agents and agency staff employees to new retirees. This change generated prior service benefits of $1.3 million and will be amortized over the remaining life expectancy of plan participants.

The projected health care cost trend rate (“HCCTR”) was 8% for 2007 and 10% for 2006 and
2005. This projected rate declines linearly to 5% in 2011 and remains level thereafter.

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. Increasing the assumed HCCTR by one percentage point in each year would increase the accumulated postretirement benefit obligation (“APBO”) by about $2.4 million and increase the 2007 service and interest cost components of net periodic postretirement benefit cost by about $0.2 million. Decreasing the assumed HCCTR by one percentage point in each year would reduce the APBO by about $2.1 million. The 2007 service and interest cost components of net periodic postretirement benefit cost would not change significantly. The Company uses the straight-line method of amortization for prior service cost and unrecognized gains and losses.

National Life Insurance Company

Notes to Statutory-Basis Financial Statements (continued)

I. Benefit Plans (continued)

Plan assets are invested as follows:

Plan Asset Category	October 1, 2007	October 1, 2006

Bonds	38%	39%
Common stocks	61	58
Group annuity contract
and other	1	3

Total	100%	100%

Investments are selected pursuant to investment objectives, policy, and guidelines as approved by the Chief Investment Officer of the Company and by the Committee on Finance of the Company’s
Board of Directors. The primary objective is to maximize long-term total return within the investment policy and guidelines. The Company’s investment policy for the plan assets is to achieve a target allocation of approximately 50%-75% stocks and 25%-50% bonds and other fixed income instruments when measured at fair value. Investments in the obligations of any one issuer, other than the United States of America government or its agencies, shall not exceed 5% of the total investment portfolio. Further, no more than 50% of the total investment portfolio shall be invested in any major industry group (for example, public utilities, industrial, mortgage-backed or asset-backed securities, etc.), and no more than 30% shall be invested in any sub-industry (for example, oil, gas, or steel).

The Company’s expected long-term rate of return of 7.75% is based upon an expected return on stock investments of 10%-11%, and a weighted expected return of 5%-6% on fixed income investments. These projections were based on the Company’s historical and projected experience and on long term projections by investment research organizations.

Projected benefit payments for defined benefit obligations and for projected Medicare Part D reimbursements for each of the five years following December 31, 2007, and in aggregate for the five years thereafter is as follows (in thousands):

			Projected Medicare
	Projected Pension	Projected Other	Part D
Year	Benefit Payments	Benefit Payments	Reimbursements

		(In Thousands)
2008	$16,918	$ 2,646	$ 235
2009	16,570	2,738	251
2010	16,625	2,797	267
2011	16,841	2,853	281
2012	17,740	2,884	300
2013-2017	94,467	14,685	1,706

National Life Insurance Company

Notes to Statutory-Basis Financial Statements (continued)

I. Benefit Plans (continued)

The Company’s general policy is to contribute the regulatory minimum required amount into its separately funded defined benefit pension plan. However, the Company may elect to make larger contributions subject to maximum contribution limitations. The Company’s expected minimum required 2008 contribution is approximately $1.8 million.

The Company provides 401-K plans for its employees. For employees hired prior to July 1, 2001, up to 3% of an employee's salary may be invested by the employee in a plan and matched by funds contributed by the Company subject to applicable maximum contribution guidelines.
Employees hired prior to July 1, 2001, and below specified levels of compensation also receive a foundation contribution of 1.5% of compensation. Employees beginning service after June 30,
2001 will receive a 50% match on up to 6% of an employee’s salary, subject to applicable maximum contribution guidelines. Additional employee voluntary contributions may be made to the plans subject to contribution guidelines. Accumulated funds may be invested by the employee in a group annuity contract with the Company or in mutual funds (several of which are sponsored by an affiliate of the Company). Vesting and withdrawal privilege schedules are attached to the
Company's matching contributions. Plan assets invested in the mutual funds are outside the
Company and as such are excluded from the Company's assets and liabilities. The Company’s contribution to 401-K plans for its employees was $0.8 million, $1.1 million, and $1.0 million for the years ended December 31, 2007, 2006, and 2005, respectively.

The Company also provides a 401-K plan for it’s regular full-time agents whereby accumulated funds may be invested by the agent in a group annuity contract with the Company or in mutual funds (several of which are sponsored by an affiliate of the Company). Total annual contributions can not exceed certain limits which vary based on total agent compensation. No Company contributions are made to the plan. Plan assets invested in the mutual funds are outside the
Company and as such are excluded from the Company's assets and liabilities. The Company’s contribution to its 401-K plan for agents was $0.2 million and $0.3 million for the years ended
December 31, 2006, and 2005, respectively. The Company’s contribution in 2007 was approximately $30,000.

The Company also has a defined contribution pension plan covering substantially all full-time agents. Contributions of 6.1% of each agent’s compensation up to the Social Security taxable wage base and 7.5% of the agent’s compensation in excess of the wage base, subject to the maximum legal limitations for qualified plans, are made each year. Accumulated funds may be invested by the agent in a group annuity contract with the Company or in mutual funds (several of which are sponsored by an affiliate of the Company). Plan assets invested in the mutual funds are outside the Company and as such are excluded from the Company’s assets and liabilities.

National Life Insurance Company

Notes to Statutory-Basis Financial Statements (continued)

I. Benefit Plans (continued)
During the fourth quarter of 2005, the Company announced plans to restructure a significant number of general agencies. These restructurings included the termination or redeployment of several general agent participants in a non-contributory defined benefit plan. The effect of this curtailment was to reduce the projected benefit obligation at December 31, 2005 by $0.6 million with a corresponding reduction in unrecognized losses. There was no effect on 2005 net income.

J. Capital and Surplus, Shareholder Dividend Restrictions and Quasi-Reorganizations

At December 31, 2007 and 2006, the Company had 2.5 million shares authorized and outstanding.
All shares are Class A shares. No preferred stock has been issued.

On January 1, 1999, the Company converted from a mutual to a stock insurance company as part of a reorganization into a mutual holding company corporate structure. Under the provisions of the reorganization, the Company issued 2.5 million common stock $1 par shares to its parent and recorded $5.0 million of additional paid-in-capital as transfers from unappropriated surplus.

Prior to the conversion, policyowners held policy contractual and membership rights from
National Life. The contractual rights, as defined in the various insurance and annuity policies, remained with National Life after the conversion. Membership interests held by policyowners of
National Life at December 31, 1998 were converted to membership interests in NLHC, a mutual insurance holding company created for this purpose. NLHC currently owns all the outstanding shares of NLVF, a stock holding company created for this purpose, which in turn currently owns all the outstanding shares of National Life. NLHC currently has no other significant assets, liabilities or operations other than that related to its ownership of NLVF’s outstanding stock.
Similarly, NLVF currently has no significant assets or operations other than those related to investments funded by a 2002 dividend from the Company, subsidiary’s dividended by the
Company in 2005 as previously discussed, issuance of $220 million in debt financing in 2003, issuance of an additional $75 million in debt financing in 2005, and its ownership of National
Life’s outstanding stock. Under the terms of the reorganization, NLHC must always hold a majority of the voting shares of NLVF.

Policyowner surplus is restricted by required statutory surplus of $5 million, other state permanent surplus (guaranty fund) requirements of $500,000, and special surplus amounts required by the
State of New York in connection with variable annuity business. There were no changes in the balances of any special surplus funds from the prior period.

During 2007 and 2006, the Company paid a cash dividend of $10 million to NLVF. During 2005, the Company dividended its interest of approximately $9.3 million in NLCAP and ASI, wholly

National Life Insurance Company

Notes to Statutory-Basis Financial Statements (continued)

J. Capital and Surplus, Shareholder Dividend Restrictions and Quasi-Reorganizations
(continued)

owned subsidiaries of the Company, to NLVF. Dividends declared by the Company in excess of the lesser of net gain from operations or 10% of statutory surplus require pre-approval by the
Commissioner. Within the limitations of the above, there are no restrictions placed on the portion of Company profits that may be paid as ordinary dividends to the shareholder. No stock is held for special purposes.

The Company did not receive any capital contributions from its parent, NLVF, during 2007, 2006, and 2005.

The Company also has two lines of credit available. A $25 million line of credit with State Street
Bank, based on an adjustable rate equal to LIBOR plus 50 basis points. The outstanding balance was $0 as of December 31, 2007 and 2006. The Company also has a $20 million line of credit with Banknorth Group, based on an adjustable rate equal to LIBOR plus 37.5 basis points. The outstanding balance on the Banknorth line of credit was $0 as of December 31, 2007 and 2006.

K. Business Risks, Commitments and Contingencies

Business Risks

The Company operates in a business environment subject to various risks and uncertainties. Such risks and uncertainties include, but are not limited to, interest rate risk and credit risk. Interest rate risk is the potential for interest rates to change, which can cause fluctuations in the value of investments and amounts due to policyholders. To the extent that fluctuations in interest rates cause the duration of assets and liabilities to differ, the Company controls its exposure to this risk by, among other things, asset/liability management techniques that account for the cash flow characteristics of the assets and liabilities.

Asset based fees calculated as a percentage of the separate account assets are a source of revenue to the Company. Gains and losses in the equity markets may result in corresponding increases and decreases in the Company’s separate account assets and related revenue.

Risks Related To Credit Markets

Credit risk is the risk that issuers of investments owned by the Company may default or that other parties may not be able to pay amounts due to the Company. The Company attempts to manage

National Life Insurance Company

Notes to Statutory-Basis Financial Statements (continued)

K. Business Risks, Commitments and Contingencies (continued)

Risks Related To Credit Markets (continued)

its investments to limit credit risk by diversifying its portfolio among various security types and industry sectors. Management does not believe that significant concentrations of credit risk existed as of and for the years ended December 31, 2007 and 2006.

In 2007, the slowing of the U.S. housing market, rising residential mortgage rates, and relaxed underwriting standards by residential mortgage loan originators have led to higher delinquency and loss rates, reduced credit availability, and liquidity in the residential loan market. The high delinquency and loss rates have been experienced on what is commonly referred to as sub-prime mortgages which are mortgages made to high risk borrowers. The Company has only limited exposure to sub-prime mortgages. All of this exposure is comprised of securities purchased as part of its securities lending program. The Company has hired a lending agent to manage it securities lending program and as of December 31, 2007, the Company had $124,943,258
invested in short term securities as part of this program. Of the total, approximately $21,350,519 was invested in asset backed securities backed by sub-prime mortgages. As of December 31,
2007, these securities had an unrealized loss of $733,042.

Commitments and Contingencies

The Company anticipates additional capital investments of $85.1 million into existing limited partnerships and private placement investments due to funding commitments.

At December 31, 2007, the Company has $16.0 million in outstanding mortgage loan funding commitments.

In the ordinary course of business, the nature of the Company’s business subjects it to claims, law suits, regulatory examinations, and other proceedings. The results of these matters cannot be predicted with certainty. There can be no assurance that these matters will not have a material adverse effect on the Company’s results of operations in any future period and a material judgment could have a material adverse impact on the Company’s financial condition and results of operations. However, it is the opinion of management, after consultation with legal counsel that, based on information currently available, the ultimate outcome of these matters will not have a material adverse impact on the business, financial condition, or operating results of the
Company.

During 1997, several class action lawsuits were filed against the Company in various states related to the sale of life insurance policies during the 1980’s and 1990’s. The Company

National Life Insurance Company

Notes to Statutory-Basis Financial Statements (continued)

K. Business Risks, Commitments and Contingencies (continued)

Commitments and Contingencies (continued)

specifically denied any wrongdoing. The Company agreed to a settlement of these class action lawsuits in June 1998. This agreement was subsequently approved by the court in October 1998.
The settlement provided class members with various policy enhancement options and new product purchase discounts. Class members could instead pursue alternative dispute resolution according to predetermined guidelines. All of the alternative dispute resolution cases had been settled by December 31, 2000. Qualifying members also opted out of the class action to preserve their litigation rights against the Company. Management believes that while the ultimate cost of this litigation (including those who opted out of the class action) is still uncertain, it is unlikely, after considering existing provisions, to have a material adverse effect on the Company’s financial position. Existing provisions for this contingency were reduced in each year beginning in 2001, and are included as other adjustments to surplus.

The Company participates in the guaranty association of each state in which it conducts business.
The amount of any assessment is based on various rates, established by members of the National
Organization of Life and Health Insurance Guaranty Associations (“NOLHGA”). At December
31, 2007 and 2006, the Company had accrued assessment charges of $1.1 million with expected payment over the next five years. The Company has also recorded a related asset of $117,000 for premium tax credits, which are expected to be realized through 2016.

The Company currently leases rights to the use of certain data processing hardware and software from Perot Systems Corporation, Plano, Texas. The following is a schedule of future minimum lease payments as of December 31, 2007 (in millions):

Operating
Year	Leases

2008	$ 4.6
2009	4.6
2010	4.6
2011	4.6
2012	4.5
Thereafter	1.9

Total minimum lease payments	$ 24.8

National Life Insurance Company

Notes to Statutory-Basis Financial Statements (continued)

K. Business Risks, Commitments and Contingencies (continued)

Commitments and Contingencies (continued)

The Company has a multi year contract for information systems application and infrastructure services from Keane, Inc., Boston, Massachusetts. The contract became effective on February 1,
2004. The Company’s remaining obligation under the contract as of December 31, 2007 (in millions):

Contract
Year	Obligation

2008	$14.1
2009	14.1
2010	1.2

Total contract obligation	$29.4

L. Closed Block

The Closed Block was established on January 1, 1999 as part of the conversion to a mutual holding company corporate structure. The Closed Block was initially funded on January 1, 1999 with cash and securities totaling $2.2 billion. Assets, liabilities, and results of operations of the
Closed Block are presented in their normal categories on the statements of admitted assets, liabilities and surplus, and on the statements of income and capital and surplus.

At December 31, 2007 and 2006, Closed Block liabilities exceeded Closed Block assets, and no additional dividend obligation was required.

National Life Insurance Company

Notes to Statutory-Basis Financial Statements (continued)

M. Annuity Reserves, Supplementary Contracts, and Other Deposit Fund Liabilities

At December 31, 2007, the Company’s annuity reserves and other deposit fund liabilities that are subject to discretionary withdrawal (with adjustment), subject to discretionary withdrawal
(without adjustment), and not subject to discretionary withdrawal provisions are summarized as follows:

	Amount	Percent

	(In Thousands)
Subject to discretionary withdrawal (with adjustment):
With market value adjustment	$ 48,168	3%
At book value less current surrender charge of 5% or more	212,164	12%

Total with adjustment or at market value	260,332	15%
Subject to discretionary withdrawal (without adjustment) at
book value with minimal or no charge or adjustment	1,166,629	66%
Not subject to discretionary withdrawal	326,744	19%

Total annuity reserves and deposit fund liabilities — before
reinsurance	1,753,705	100%

Less reinsurance ceded	–

Net annuity reserves and deposit fund liabilities	$1,753,705

N. Premium and Annuity Considerations Deferred and Uncollected

Deferred and uncollected life insurance premiums and annuity considerations at December 31,
2007, were as follows:

	Gross	Net of Loading

(In thousands)
Ordinary new business	$ 2,896	$ 1,241
Ordinary renewal	70,403	69,821

Total	$ 73,299	$ 71,062

O. Separate Accounts

Separate and variable accounts held by the Company represent funds held in connection with certain variable annuity, variable universal life, Company sponsored benefit plans, and funds invested on behalf of group pensions. All separate account assets are carried at fair value. The
Company participates in certain separate accounts. All of the Company's separate accounts are nonguaranteed.

National Life Insurance Company

Notes to Statutory-Basis Financial Statements (continued)

O. Separate Accounts (continued)

	2007	2006

	(In thousands)
Separate account premiums and considerations	$ 79,601	$ 98,513

Reserves for accounts with assets at fair value	939,157	894,508

The withdrawal characteristics of separate accounts at December 31 were as follows:

	2007	2006

	(In thousands)
Subject to discretionary withdrawal with adjustment –
At book value (which equals fair value) less surrender charge of 5%
or more	$198,913	$346,859

Subject to discretionary withdrawal without adjustment –
At book value (which equals fair value)	584,631	404,903

Not subject to discretionary withdrawal	155,613	142,746

Total reserves	$939,157	$894,508

A reconciliation of net transfers to/from separate accounts during 2007 and 2006 is as follows:

	2007	2006

(In thousands)
Net transfers to/from separate accounts	$ (17,331)	$ 32,430
Reconciling items	–	–

Total	$ (17,331)	$ 32,430

P. Derivative Financial Instruments

The Company may purchase and sell various derivative instruments, including equity options, forwards and futures based on the S&P 500 index in order to hedge its obligation with respect to equity indexed life insurance. These derivative instruments generally cost 5% or less of the indexed liabilities at the time they are purchased and are authorized under state law, and are purchased from counterparties which conform to the Companies’ policies and guidelines regarding derivative instruments. The standard option position involves contracts with durations of one year or less and, except for dynamic portfolio balancing (which is limited), are held to maturity.

National Life Insurance Company

Notes to Statutory-Basis Financial Statements (continued)

P. Derivative Financial Instruments (continued)

These instruments are marked to market daily and may produce exposure in excess of internal counterparty limits established by the Company’s investment policy. The Company requires the counterparties to post collateral on its behalf to correct any overage stemming from either trading activity or market movements. The Company receives cash or cash equivalents as collateral for any excess exposure and records the collateral received as a liability.

Investments in these types of instruments generally involve the following types of risk: in the case of over-the-counter options, there are no guarantees that markets will exist for these investments if the Company desired to close out a position; exchanges may impose trading limits which may inhibit the Company’s ability to close out positions in exchange-listed instruments; and, if the
Company has an open position with a dealer that becomes insolvent, the Company may experience a loss. The Company analyzes its position in derivative instruments relative to its insurance requirements each market day.

The Company purchases options from only highly rated counterparties. However, in the event a counterparty failed to perform, the loss would be equal to the fair value of the net options held from that counterparty.

Cash may be required, depending on market movement, when (1) buying an option or (2) closing an option or futures position. Counterparties may make a single net payment at maturity. Initial acquisition of instruments and subsequent balancing are performed solely for the purpose of hedging liabilities presented by indexed products.

The net notional amount of options purchased, options written, and those embedded in policy liabilities for the current policy year is essentially is essentially zero. The notional amounts of futures at December 31 were as follows (in thousands):

	2007	2006

Notional amounts:
Futures	$5,155	$9,987

National Life Insurance Company

Notes to Statutory-Basis Financial Statements (continued)

P. Derivative Financial Instruments (continued)

The carrying value of options, futures, and credit default swaps at December 31 were as follows
(in thousands):

	2007	2006

Carrying values:
Options purchased (included in other invested assets)	$2,624	$ –
Options written (included in other liabilities)	(781)	–
Futures purchased (included in other invested assets)	394	972

Net carrying value	$2,237	$972

Q. Fair Value of Financial Instruments

The carrying values and estimated fair values of financial instruments at December 31 were as follows:

	2007			2006

	Carrying	Estimated Fair	Carrying	Estimated Fair
	Value	Value	Value	Value

			(In thousands)
Cash and short-term investments	$ 6,620	$ 6,620	$ 129,752	$ 129,752
Bonds	4,813,638	4,884,347	4,691,832	4,785,861
Preferred stocks	46,354	45,968	88,219	90,907
Common stocks – Unaffiliated	25,543	25,543	38,873	38,873
Mortgage loans	853,081	895,037	861,229	875,487
Contract loans	563,907	568,298	564,281	567,879

Investment product liabilities	698,488	729,044	735,616	743,952

For cash and short-term investments carrying value approximates estimated fair value.

Fair value for bonds, preferred stocks, and unaffiliated common stocks are based on published prices by the SVO of the NAIC, if available. In the absence of SVO published prices, or when amortized cost is used by the SVO, quoted market prices by other third party organizations, if available, are used to calculate fair value. If neither SVO published prices nor quoted market prices are available, management estimates the fair value based on the quoted market prices of securities with similar characteristics or on industry recognized valuation techniques.

Investments in 100% owned insurance subsidiaries are carried at statutory surplus, less adjustments for surplus notes issued to NLVF. These subsidiaries are privately held and therefore fair values are not obtainable.

National Life Insurance Company

Notes to Statutory-Basis Financial Statements (continued)

Q. Fair Value of Financial Instruments (continued)

Mortgage loan fair values are estimated as the average of discounted cash flows under different scenarios of future mortgage interest rates (including appropriate provisions for default losses and borrower prepayments).

For variable rate contract loans the unpaid balance approximates fair value. Fixed rate contract loan fair values are estimated based on discounted cash flows using the current variable contract loan rate (including appropriate provisions for mortality and repayments).

Investment product liabilities include flexible premium annuities, single premium deferred annuities, and supplementary contracts not involving life contingencies. Investment product fair values are estimated as the average of discounted cash flows under different scenarios of future interest rates of A-rated corporate bonds and related changes in premium persistency and surrenders.

R. Reconciliation to Statutory Annual Statements

These financial statements reflect an adjustment to an inter-company commission accrual between the Company and LSW. This adjustment was recorded subsequent to the filing of the Company’s
2004 annual statement with the Department. The effect of this adjustment was to increase commissions and operating expenses by $1.2 million and decrease federal income tax expense by
$0.4 million, with a corresponding increase in unrealized gains of $0.8 million from that previously reported to the Department. This adjustment was reflected in the 2005 annual statement.

	2007		2006		2005

	Net		Net		Net
	Income	Surplus	Income	Surplus	Income	Surplus

			(In thousands)
Per annual statement, as filed	$65,012	$826,783	$79,710	$707,989	$91,566	$623,465

Commission expense	–	–	–	–	1,241	1,241
Tax expense	–	–	–	–	(434)	(434)
Unrealized	–	–	–	–	–	(807)

Per accompanying financial statements	$65,012	$826,783	$79,710	$707,989	$92,373	$623,465

NATIONAL VARIABLE
LIFE INSURANCE ACCOUNT
(A Separate Account of National Life
Insurance Company)

FINANCIAL STATEMENTS

* * * * *
DECEMBER 31, 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of National Life Insurance Company
and Policyholders of National Variable Life Insurance Account:

In our opinion, the accompanying statement of net assets and the related statements of operations and of changes in net assets present fairly, in all material respects, the financial position of each of the sub-accounts constituting the
National Variable Life Insurance Account (a Separate Account of National Life Insurance Company) (the Variable
Account) at December 31, 2007, the results of each of their operations for the year then ended and the changes in each of their net assets for each of the two years then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Variable
Account's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with auditing standards of the Public
Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of securities at December 31, 2007 by correspondence with the mutual funds, provide a reasonable basis for our opinion.

Hartford, Connecticut
April __, 2008

NATIONAL VARIABLE LIFE INSURANCE ACCOUNT
STATEMENTS OF NET ASSETS
December 31, 2007
Total Assets and Net Assets:		VariTrak		Estate Provider		Benefit Provider
		Product		Product		Product

Investments in shares of mutual fund portfolios at market value		Accumulation	Unit	Accumulation	Unit	Accumulation	Unit
(policyholder accumulation units and unit value):		Units	Value	Units	Value	Units	Value

AIM Variable Insurance Funds
Dynamics Fund	$ 1,637,944	134,459.65	10.61	13,903.79	11.31	28,417.11	1.88

Global Health Care Fund	$ 2,957,254	235,357.14	11.48	16,574.36	12.24	21,938.22	2.36

Technology Fund	$ 1,747,859	333,193.72	5.04	5,413.85	5.37	27,787.51	1.48

Alger American Fund
Growth Portfolio	$ 15,975,209	572,840.14	24.48	19,384.55	11.98	24,477.17	70.16

Leveraged All Cap Portfolio	$ 2,895,641	154,806.28	13.89	11,944.38	14.80	101,500.61	5.60

Small Capitalization Portfolio	$ 12,210,328	645,670.00	17.37	11,609.18	15.60	12,872.55	63.29

American Century Variable Portfolios
Income & Growth Portfolio	$ 4,765,808	279,792.65	14.14	32,963.47	15.23	33,564.55	9.19

Inflation Protection Portfolio	$ 2,768,409	197,087.58	11.70	31,174.38	12.09	68,732.17	1.24

International Portfolio	$ 5,015,237	256,146.20	18.43	15,422.46	19.05	-	-

Ultra Portfolio	$ 118,976	5,566.22	12.56	3,779.45	12.98	-	-

Value Portfolio	$ 11,778,021	496,535.01	19.36	51,739.53	18.92	89,996.70	13.16

Vista Portfolio	$ 3,293,255	179,552.89	17.38	9,584.30	17.96	-	-

Dreyfus Variable Investment Fund
Appreciation Portfolio	$ 846,606	58,753.13	13.12	5,581.69	13.56	-	-

Developing Leaders Portfolio	$ 58,618	5,643.40	10.39	-	-	-	-

Quality Bond Portfolio	$ 184,415	15,410.59	11.25	947.72	11.63	-	-

Socially Responsible Growth Fund	$ 408,469	41,710.33	8.44	1,632.37	8.99	13,726.50	3.05

DWS Variable Series II (1)
Dreman High Return Equity Portfolio	$ 433,098	31,756.77	13.64	-	-	-	-

Dreman Small Cap Value Portfolio	$ 3,799,012	215,498.60	16.36	16,197.39	16.91	-	-

DWS VIP Funds (1)
Equity 500 Index Fund	$ 1,570,852	-	-	-	-	82,791.55	18.97

Small Cap Index Fund	$ 448,720	-	-	-	-	26,955.09	16.65

Franklin Templeton Variable Insurance Products Trust
Foreign Securities Fund	$ 5,582,930	287,468.80	17.40	32,229.25	17.99	-	-

Mutual Shares Securities Fund	$ 1,289,364	81,295.15	14.51	7,340.16	14.99	-	-

Global Real Estate Fund (2)	$ 1,523,391	95,840.62	14.36	9,890.45	14.84	-	-

Small Cap Fund	$ 233,350	16,743.81	13.55	461.97	14.00	-	-

Small Cap Value Securities Fund	$ 608,856	35,254.56	14.56	6,342.83	15.05	-	-

(1)	Effective February 6, 2006, the Scudder Variable Series II Funds and the Scudder VIP Funds were renamed the DWS Variable Series II Funds and the DWS VIP Funds.

(2)	Formerly the Franklin Real Estate Fund.

The accompanying notes are an integral part of these financial statements.

JP Morgan Series Trust II
International Equity Portfolio	$ 5,382,169	230,154.19	15.76	20,901.28	15.99	79,068.99	17.98

Small Company Portfolio	$ 1,600,289	79,122.57	16.52	16,422.13	14.98	2,297.22	20.62

Morgan Stanley Universal Institutional Funds
Core Plus Fixed Income Portfolio	$ 2,480,314	-	-	-	-	1,555,888.38	1.59

Emerging Markets Equity Portfolio	$ 901,580	-	-	-	-	272,906.67	3.30

High Yield Portfolio	$ 81,686	-	-	-	-	65,691.89	1.24

US Real Estate Portfolio	$ 280,100	-	-	-	-	88,990.29	3.15

Neuberger Berman Advisors Management Trust
Fasciano Portfolio	$ 2,780,930	224,575.29	11.63	13,979.80	12.02	-	-

Limited Maturity Portfolio	$ 3,813,895	321,489.59	10.78	31,140.29	11.14	-	-

Mid Cap Growth Portfolio	$ 452,078	24,896.70	17.98	241.59	18.58	-	-

Partners Portfolio	$ 3,751,000	149,662.89	17.48	38,568.33	17.31	14,167.82	32.97

Sentinel Variable Products Trust
Balanced Fund	$ 4,790,129	179,391.15	20.83	56,489.87	16.20	5,483.33	25.13

Bond Fund	$ 6,318,135	323,743.15	17.18	41,694.10	16.47	4,278.05	16.54

Common Stock Fund	$ 38,805,442	1,425,320.24	25.35	79,332.30	17.39	77,529.86	16.66

Mid Cap Growth Fund	$ 12,316,907	400,337.76	25.66	65,796.36	17.83	48,069.16	18.10

Money Market Fund	$ 7,559,914	428,440.91	13.95	101,700.42	13.89	131,350.86	1.30

Small Company Fund	$ 21,372,971	413,004.49	43.11	66,179.59	30.90	66,507.93	22.88

T Rowe Price Equity Series
Blue Chip Growth Portfolio	$ 5,050,930	339,081.07	13.69	28,967.91	14.15	-	-

Equity Income Portfolio	$ 976,452	63,213.49	13.88	6,906.94	14.34	-	-

							-
Health Sciences Portfolio	$ 763,680	46,869.56	14.61	5,210.45	15.10	-

The accompanying notes are an integral part of these financial statements.

Variable Insurance Product Funds
Contrafund Portfolio	$ 17,053,018	501,572.34	30.64	70,571.10	23.88	-	-

Equity Income Portfolio	$ 16,903,718	314,940.24	52.64	21,057.09	15.45	-	-

Growth Portfolio	$ 19,846,212	339,281.67	54.13	88,473.81	16.72	-	-

High Income
Portfolio	$ 6,189,672	180,383.31	31.41	46,320.13	11.31	-	-

Index 500 Portfolio	$ 52,480,231	1,157,662.87	37.50	603,464.74	15.02	-	-

Investment Grade Bond Portfolio	$ 7,902,436	447,410.16	14.00	71,749.44	14.92	315,261.90	1.80

Mid Cap Portfolio	$ 3,368,800	171,246.32	18.47	10,819.22	19.08	-	-

Overseas Portfolio	$ 18,867,291	427,033.86	37.37	87,219.43	16.93	434,741.95	3.30

Wells Fargo Variable Trust Funds
Discovery	$ 9,506,076	433,346.01	17.95	40,921.34	19.98	34,098.56	26.74

Opportunity	$ 5,338,648	166,358.28	20.37	29,570.05	20.38	30,137.08	44.71

The accompanying notes are an integral part of these financial statements.

	NATIONAL VARIABLE LIFE INSURANCE ACCOUNT
		STATEMENTS OF OPERATIONS
	FOR THE YEAR ENDED DECEMBER 31, 2007
	AIM Variable	AIM Variable	AIM Variable
		Insurance		Alger American	Alger American
	Insurance Funds	Funds	Insurance Funds	Fund	Fund

					Leveraged
		Global Health
	Dynamics	Care	Technology	Growth	All Cap

Investment income:
Dividend income	$ -	$ -	$ -	$ 51,971	$ -
Expenses:
Mortality and expense risk
and administrative charges	14,271	24,723	15,306	128,414	19,082

Net investment income (loss)	(14,271)	(24,723)	(15,306)	(76,443)	(19,082)

Realized and unrealized
gain (loss) on investments:

Capital gains distributions	-	-	-	-	-
Net realized gain (loss) from
shares sold	193,203	142,713	109,486	1,271,769	234,982
Net unrealized appreciation
(depreciation)
on investments	9,302	175,745	15,743	1,434,446	452,131

Net realized and unrealized
gain (loss) on investments	202,505	318,458	125,229	2,706,215	687,113

Increase (decrease) in net
assets
resulting from operations	$ 188,234	$ 293,735	$ 109,923	$ 2,629,772	$ 668,031

	The accompanying notes are an integral part of these financial statements.

NATIONAL VARIABLE LIFE INSURANCE ACCOUNT
STATEMENTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2007

		American	American	American
		Century	Century	Century	American Century
		Variable	Variable	Variable
	Alger American Fund	Portfolios	Portfolios	Portfolios	Variable Portfolios

		Income &	Inflation
	Small Cap	Growth	Protection	International	Ultra

Investment income:
Dividend income	$ -	$ 87,868	$ 111,713	$ 27,750	$ -

Expenses:
Mortality and expense risk
and administrative charges	102,302	41,987	20,236	39,348	732

Net investment income
(loss)	(102,302)	45,881	91,477	(11,598)	(732)

Realized and unrealized
gain (loss) on
investments:

Capital gains distributions	-	-	-	-	-
Net realized gain (loss) from
shares sold	1,476,353	336,629	(10,395)	403,053	802

Net unrealized appreciation (depreciation)
on investments	405,296	(426,640)	125,929	282,725	17,964

Net realized and
unrealized
gain (loss) on
investments	1,881,649	(90,011)	115,534	685,778	18,766

Increase (decrease) in net assets
resulting from operations $	1,779,347	$ (44,130)	$ 207,011	$ 674,180	$ 18,034

	The accompanying notes are an integral part of these financial statements.

	NATIONAL VARIABLE LIFE INSURANCE ACCOUNT

	STATEMENTS OF OPERATIONS

	FOR THE YEAR ENDED DECEMBER 31, 2007

	American	American	Dreyfus	Dreyfus
	Century	Century	Variable	Variable	Dreyfus Variable
	Variable	Variable	Investment	Investment
	Portfolios	Portfolios	Fund	Fund	Investment Fund

				Developing	Quality
	Value	Vista	Appreciation	Leaders	Bond

Investment income:
Dividend income	$ 192,660	$ -	$ 49,048	$ 347	$ 8,251
Expenses:
Mortality and expense risk
and administrative charges	101,442	30,213	19,576	470	1,548

Net investment income (loss)	91,218	(30,213)	29,472	(123)	6,703

Realized and unrealized
gain (loss) on investments:

Capital gains distributions	999,073	-	-	6,071	-
Net realized gain (loss) from shares
sold	190,573	607,211	415,770	(2,054)	(100)
Net unrealized appreciation
(depreciation)
on investments	(2,007,599)	520,014	(331,659)	(11,139)	(2,360)

Net realized and unrealized
gain (loss) on investments	(817,953)	1,127,225	84,111	(7,122)	(2,460)

Increase (decrease) in net assets
resulting from operations	$ (726,735)	$ 1,097,012	$ 113,583	$ (7,245)	$ 4,243

	The accompanying notes are an integral part of these financial statements.

	NATIONAL VARIABLE LIFE INSURANCE ACCOUNT

	STATEMENTS OF OPERATIONS

	FOR THE YEAR ENDED DECEMBER 31, 2007
		DWS	DWS
	Dreyfus Variable	Variable	Variable	DWS	DWS
	Investment Fund	Series II (1)	Series II (1)	VIP Funds (1)	VIP Funds (1)

	Socially	Dreman	Dreman		Small Cap
		High Return		Equity 500
	Responsible Growth	Equity	Small Cap Value	Index	Index

Investment income:
Dividend income	$ 2,062	$ 4,455	$ 10,652	$ 25,205	$ 1,631
Expenses:
Mortality and expense risk
and administrative charges	3,333	3,963	23,446	5,148	899

Net investment income (loss)	(1,271)	492	(12,794)	20,057	732

Realized and unrealized
gain (loss) on investments:

Capital gains distributions	-	3,532	255,587	11,954	-
Net realized gain (loss) from shares
sold	21,361	9,786	77,732	181,157	46,135
Net unrealized appreciation
(depreciation)
on investments	5,951	(28,571)	(365,816)	(128,197)	(59,099)

Net realized and unrealized
gain (loss) on investments	27,312	(15,253)	(32,497)	64,914	(12,964)

Increase (decrease) in net assets
resulting from operations	$ 26,041	$ (14,761)	$ (45,291)	$ 84,971	$ (12,232)

		Effective February 6, 2006, the Scudder Variable Series II Funds and
	(1)	the Scudder VIP Funds
	The accompanying notes are an integral part of these financial statements.

	NATIONAL VARIABLE LIFE INSURANCE ACCOUNT

	STATEMENTS OF OPERATIONS

	FOR THE YEAR ENDED DECEMBER 31, 2007
	Franklin	Franklin	Franklin	Franklin	Franklin
	Templeton	Templeton	Templeton	Templeton	Templeton
		Variable	Variable	Variable	Variable
	Variable Insurance	Insurance	Insurance	Insurance	Insurance
	Products Trust	Products Trust	Products Trust	Products Trust	Products Trust

	Foreign	Mutual Shares	Global Real		Small Cap
					Value
	Securities	Securities	Estate (2)	Small Cap	Securities

Investment income:
Dividend income	$ 93,222	$ 17,784	$ 37,254	$ -	$ 4,036
Expenses:
Mortality and expense risk
and administrative charges	43,261	11,093	14,777	1,794	5,761

Net investment income (loss)	49,961	6,691	22,477	(1,794)	(1,725)

Realized and unrealized
gain (loss) on investments:

Capital gains distributions	212,628	43,542	115,496	13,891	41,497
Net realized gain (loss) from shares
	263,348	53,396	12,136	8,928	64,054
Net unrealized appreciation
(depreciation)
on investments	131,939	(80,227)	(549,623)	(5,915)	(117,740)

realized and unrealized
gain (loss) on investments	607,915	16,711	(421,991)	16,904	(12,189)

Increase (decrease) in net assets
resulting from operations	$ 657,876	$ 23,402	$ (399,514)	$ 15,110	$ (13,914)

		Formerly known as the Franklin Real
	(2)	Estate Fund.

	The accompanying notes are an integral part of these financial statements.

	NATIONAL VARIABLE LIFE INSURANCE ACCOUNT

		STATEMENTS OF OPERATIONS

		FOR THE YEAR ENDED DECEMBER 31, 2007

			Morgan Stanley	Morgan Stanley	Morgan Stanley
			Universal	Universal	Universal
	JP Morgan	JP Morgan	Institutional	Institutional	Institutional
	Series Trust II	Series Trust II	Funds	Funds	Funds
				Emerging
	International	Small	Core Plus	Markets
	Equity	Company	Fixed Income	Equity	High Yield

Investment income:

Dividend income	$ 41,178	$ 155	$ 3,616	$ 1,154	$ 6,593

Expenses:
Mortality and expense risk
and administrative
charges	35,379	15,266	2,481	1,304	242

Net investment income
(loss)	5,799	(15,111)	1,135	(150)	6,351

Realized and unrealized
gain (loss) on
investments:

Capital gains distributions	-	83,157	-	29,442	-

Net realized gain (loss)
from shares sold	391,918	68,602	(1,105)	97,106	(250)

Net unrealized
appreciation (depreciation)

on investments	(76,490)	(250,543)	88,023	18,874	(3,310)

Net realized and
unrealized
gain (loss) on
investments	315,428	(98,784)	86,918	145,422	(3,560)

Increase (decrease) in net
assets

resulting from operations	$ 321,227	$ (113,895)	$ 88,053	$ 145,272	$ 2,791

The accompanying notes are an integral part of these financial statements.

NATIONAL VARIABLE LIFE INSURANCE ACCOUNT

STATEMENTS OF OPERATIONS

		FOR THE YEAR ENDED DECEMBER 31, 2007

	Morgan	Neuberger			Neuberger
	Stanley	Berman	Neuberger Berman	Neuberger Berman	Berman
	Universal
	Institutional	Advisors	Advisors	Advisors	Advisors
		Management			Management
	Funds	Trust	Management Trust	Management Trust	Trust

			Limited	Mid Cap
	US Real Estate	Fasciano	Maturity	Growth	Partners

Investment income:

Dividend income	$ 4,964	$ -	$ 101,855	$ -	$ 23,562

Expenses:
Mortality and expense risk
and	administrative
charges	1,305	24,037	30,365	3,296	28,949

Net investment income
(loss)	3,659	(24,037)	71,490	(3,296)	(5,387)

Realized and unrealized gain (loss) on investments:

Capital gains distributions	38,763	20,339	-	-	368,706

Net realized gain (loss)
from shares sold	113,110	83,058	8,274	26,155	212,880

Net	unrealized
appreciation (depreciation)

on investments	(224,908)	(102,338)	47,918	43,640	(266,688)

Net realized and unrealized gain (loss) on investments

	(73,035)	1,059	56,192	69,795	314,898

Increase (decrease) in net assets resulting from operations

	$ (69,376)	$ (22,978)	$ 127,682	$ 66,499	$ 309,511

The accompanying notes are an integral part of these financial statements.

	NATIONAL VARIABLE LIFE INSURANCE ACCOUNT

		STATEMENTS OF OPERATIONS

	FOR THE YEAR ENDED DECEMBER 31, 2007

	Sentinel	Sentinel	Sentinel	Sentinel	Sentinel
	Variable	Variable	Variable	Variable	Variable
				Products
	Products Trust	Products Trust	Products Trust	Trust	Products Trust

			Common	Growth	Mid Cap
	Balanced	Bond	Stock	Index (3)	Growth

Investment income:

Dividend income	$ 109,630	$ 249,360	$ 429,335	$ -	$ -

Expenses:
Mortality and expense
risk
and administrative
charges	40,918	51,884	330,162	-	100,600

Net investment
income (loss)	68,712	197,476	99,173	-	(100,600)

Realized and
unrealized
gain (loss) on
investments:

Capital gains
distributions	271,245	-	726,578	-	-

Net realized gain (loss)
from shares sold	151,314	(60,315)	2,863,763	-	840,266

Net unrealized
appreciation
(depreciation)

on investments	(149,952)	223,447	(487,191)	-	1,486,822

Net realized and
unrealized
gain (loss) on
investments	272,607	163,132	3,103,150	-	2,327,088

Increase (decrease) in
net assets
resulting from
operations	$ 341,319	$ 360,608	$ 3,202,323	$ -	$ 2,226,488

			During 2006, the assets of the Sentinel Variable Products Trust Growth
		(3)	Index Fund were merged into
	The accompanying notes are an integral part of these financial statements.

	NATIONAL VARIABLE LIFE INSURANCE ACCOUNT

		STATEMENTS OF OPERATIONS

	FOR THE YEAR ENDED DECEMBER 31, 2007

	Sentinel	Sentinel	T Rowe Price	T Rowe Price	T Rowe Price
	Variable	Variable	Equity	Equity	Equity
	Products
	Trust	Products Trust	Series	Series	Series

	Money	Small	Blue Chip	Equity	Health
	Market	Company	Growth	Income	Sciences

Investment income:

Dividend income	$ 550,721	$ 127,776	$ 4,282	$ 13,598	$ -

Expenses:
Mortality and expense risk
and administrative
charges	108,674	181,078	45,854	7,671	8,697

Net investment income
(loss)	442,047	(53,302)	(41,572)	5,927	(8,697)

Realized and unrealized
gain (loss) on
investments:

Capital gains distributions	-	2,054,769	-	57,541	56,607

Net realized gain (loss)
from shares sold	-	497,454	406,885	19,877	128,918

Net unrealized
appreciation (depreciation)

on investments	(400)	(923,926)	171,267	(77,798)	(51,085)

Net realized and
unrealized
gain (loss) on
investments	(400)	1,628,297	578,152	(380)	134,440

Increase (decrease) in net
assets

resulting from operations	$ 441,647	$ 1,574,995	$ 536,580	$ 5,547	$ 125,743

The accompanying notes are an integral part of these financial statements.

	NATIONAL VARIABLE LIFE INSURANCE ACCOUNT

		STATEMENTS OF OPERATIONS

	FOR THE YEAR ENDED DECEMBER 31, 2007

	Variable	Variable	Variable	Variable	Variable
	Insurance	Insurance	Insurance	Insurance	Insurance
	Product Funds	Product Funds	Product Funds	Product Funds	Product Funds

		Equity		High
	Contrafund	Income	Growth	Income	Index 500

Investment income:

Dividend income	$ 154,103	$ 319,294	$ 155,589	$ 516,663	$ 1,930,013

Expenses:
Mortality and expense
risk
and administrative
charges	143,420	149,622	166,398	55,130	467,407

Net investment income
(loss)	10,683	169,672	(10,809)	461,533	1,462,606

Realized and unrealized
gain (loss) on
investments:

Capital gains distributions	4,111,911	1,408,520	16,282	-	-

Net realized gain (loss)
from shares sold	1,194,894	904,046	1,871,452	18,046	3,243,524

Net unrealized
appreciation (depreciation)

on investments	(2,854,758)	(2,423,452)	2,480,858	(365,665)	(2,305,563)

Net realized and
unrealized
gain (loss) on
investments	2,452,047	(110,886)	4,368,592	(347,619)	937,961

Increase (decrease) in
net assets
resulting from
operations	$ 2,462,730	$ 58,786	$ 4,357,783	$ 113,914	$ 2,400,567

	The accompanying notes are an integral part of these financial statements.

	NATIONAL VARIABLE LIFE INSURANCE ACCOUNT

		STATEMENTS OF OPERATIONS

	FOR THE YEAR ENDED DECEMBER 31, 2007

	Variable	Variable	Variable	Wells Fargo	Wells Fargo
	Insurance	Insurance	Insurance	Variable	Variable
	Product Funds	Product Funds	Product Funds	Trust Funds	Trust Funds

	Investment
	Grade Bond	Mid Cap	Overseas	Discovery	Opportunity

Investment income:

Dividend income	$ 306,938	$ 28,926	$ 575,551	$ -	$ 28,270

Expenses:
Mortality and expense
risk
and administrative
charges	63,086	27,933	141,061	75,645	38,764

Net investment income
(loss)	243,852	993	434,490	(75,645)	(10,494)

Realized and unrealized
gain (loss) on
investments:

Capital gains
distributions	-	271,329	1,051,608	-	662,473

Net realized gain (loss)
from shares sold	(87,075)	79,229	1,736,012	624,893	84,692

Net unrealized
appreciation
(depreciation)

on investments	106,432	58,868	(698,066)	1,161,375	(488,953)

Net realized and
unrealized
gain (loss) on
investments	19,357	409,426	2,089,554	1,786,268	258,212

Increase (decrease) in
net assets
resulting from
operations	$ 263,209	$ 410,419	$ 2,524,044	$ 1,710,623	$ 247,718

	The accompanying notes are an integral part of these financial statements.

	AIM Variable	AIM Variable	AIM Variable
				Alger	Alger American
	Insurance Funds	Insurance Funds	Insurance Funds	American Fund	Fund

					Leveraged
	Dynamics	Global Health Care	Technology	Growth	All Cap

Net investment income
(loss)	$ (14,271)	$ (24,723)	$ (15,306)	$ (76,443)	$ (19,082)
Realized and unrealized
gain (loss) on
investments:

Capital gains distributions	-	-	-	-	-
Net realized gain (loss) from
shares sold	193,203	142,713	109,486	1,271,769	234,982
Net unrealized appreciation
(depreciation)
on investments	9,302	175,745	15,743	1,434,446	452,131

Net realized and unrealized
gain (loss) on investments	202,505	318,458	125,229	2,706,215	687,113

Increase (decrease) in net
assets
resulting from operations	188,234	293,735	109,923	2,629,772	668,031

Accumulation unit
transactions:
Participant deposits	177,467	442,544	295,048	1,691,442	301,718
Transfers between
investment
sub-accounts and general
account, net	(131,083)	(125,765)	(93,478)	(580,920)	399,308
Net surrenders and lapses	(111,310)	(116,811)	(103,598)	(1,050,981)	(90,906)
Contract benefits	(5,252)	(31,223)	-	(2,692)	(19,495)
Loan interest received	2,073	5,649	1,963	39,807	1,985
Transfers for policy loans	(19,734)	(57,903)	(14,973)	(253,059)	(32,886)
Contract charges	(104,566)	(203,053)	(135,259)	(1,003,099)	(137,078)
Other	45	(329)	63	470	(799)

Total net accumulation unit
transactions	(192,360)	(86,891)	(50,234)	(1,159,032)	421,847

Increase (decrease) in net
assets	(4,126)	206,844	59,689	1,470,740	1,089,878
Net assets, beginning of
period	1,642,070	$ 2,750,410	$ 1,688,170	$ 14,504,469	$ 1,805,763

Net assets, end of period	$ 1,637,944	$ 2,957,254	$ 1,747,859	$ 15,975,209	$ 2,895,641

The accompanying notes are an integral part of these financial statements.

		American Century	American Century	American Century	American Century
	Alger American
	Fund	Variable Portfolios	Variable Portfolios	Variable Portfolios	Variable Portfolios

		Income &	Inflation
	Small Cap	Growth	Protection	International	Ultra

Net investment income (loss)	$ (102,302)	$ 45,881	$ 91,477	$ (11,598)	$ (732)
Realized and unrealized
gain (loss) on investments:

Capital gains distributions	-	-	-	-	-
Net realized gain (loss) from
shares sold	1,476,353	336,629	(10,395)	403,053	802
Net unrealized appreciation
(depreciation)
on investments	405,296	(426,640)	125,929	282,725	17,964

Net realized and unrealized
gain (loss) on investments	1,881,649	(90,011)	115,534	685,778	18,766

Increase (decrease) in net
assets
resulting from operations	1,779,347	(44,130)	207,011	674,180	18,034

Accumulation unit
transactions:
Participant deposits	1,046,153	576,062	463,182	814,117	15,115
Transfers between investment
sub-accounts and general
account, net	(286,298)	19,888	403,686	336,620	10,110
Net surrenders and lapses	(737,011)	(250,200)	(80,939)	(174,085)	(266)
Contract benefits	(8,229)	(7,466)	(16,367)	-	-
Loan interest received	30,791	7,024	2,635	7,187	-
Transfers for policy loans	(155,969)	(43,246)	(23,446)	(64,159)	-
Contract charges	(685,264)	(355,091)	(164,543)	(308,394)	(7,701)
Other	(200)	(842)	976	(398)	(3)

Total net accumulation unit
transactions	(796,027)	(53,871)	585,184	610,888	17,255

Increase (decrease) in net assets	983,320	(98,001)	792,195	1,285,068	35,289

Net assets, beginning of period	11,227,008	$ 4,863,809	$ 1,976,214	$ 3,730,169	$ 83,687

Net assets, end of period	$ 12,210,328	$ 4,765,808	$ 2,768,409	$ 5,015,237	$ 118,976

The accompanying notes are an integral part of these financial statements.

NATIONAL VARIABLE LIFE INSURANCE ACCOUNT
STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEAR ENDED DECEMBER 31, 2007

	American	American	Dreyfus
	Century	Century	Variable	Dreyfus Variable	Dreyfus Variable
	Variable	Variable	Investment
	Portfolios	Portfolios	Fund	Investment Fund	Investment Fund

				Developing	Quality
	Value	Vista	Appreciation	Leaders	Bond

Net investment income (loss)	$ 91,218	$ (30,213)	$ 29,472	$ (123)	$ 6,703
Realized and unrealized
gain (loss) on investments:

Capital gains distributions	999,073	-	-	6,071	-
Net realized gain (loss) from
shares sold	190,573	607,211	415,770	(2,054)	(100)
Net unrealized appreciation
(depreciation)
on investments	(2,007,599)	520,014	(331,659)	(11,139)	(2,360)

Net realized and unrealized
gain (loss) on investments	(817,953)	1,127,225	84,111	(7,122)	(2,460)

Increase (decrease) in net assets
resulting from operations	(726,735)	1,097,012	113,583	(7,245)	4,243

Accumulation unit transactions:
Participant deposits	1,679,560	583,533	436,540	19,490	34,764
Transfers between investment
sub-accounts and general
account, net	60,177	(1,185,228)	(2,465,299)	8,560	26,332
Net surrenders and lapses	(547,449)	(113,518)	(87,374)	(2,248)	(695)
Contract benefits	(9,183)	(9,615)	(11,017)	-	-
Loan interest received	16,664	4,562	2,894	-	3
Transfers for policy loans	(151,566)	(30,024)	(26,349)	(279)	(11,267)
Contract charges	(806,804)	(224,376)	(154,308)	(5,976)	(16,168)
Other	(2,944)	(1,278)	(2,298)	3	17

Total net accumulation unit
transactions	238,455	(975,944)	(2,307,211)	19,550	32,986

Increase (decrease) in net assets	(488,280)	121,068	(2,193,628)	12,305	37,229

Net assets, beginning of period	12,266,301	$ 3,172,187	$ 3,040,234	$ 46,313	$ 147,186

Net assets, end of period	$ 11,778,021	$ 3,293,255	$ 846,606	$ 58,618	$ 184,415

The accompanying notes are an integral part of these financial statements.

NATIONAL VARIABLE LIFE INSURANCE ACCOUNT
STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEAR ENDED DECEMBER 31, 2007

		DWS	DWS
	Dreyfus Variable	Variable	Variable	DWS	DWS
	Investment Fund	Series II (1)	Series II (1)	VIP Funds (1)	VIP Funds (1)

	Socially	Dreman	Dreman		Small Cap
		High Return		Equity 500
	Responsible Growth	Equity	Small Cap Value	Index	Index

Net investment income (loss)	$ (1,271)	$ 492	$ (12,794)	$ 20,057	$ 732
Realized and unrealized
gain (loss) on investments:

Capital gains distributions	-	3,532	255,587	11,954	-
Net realized gain (loss) from
shares sold	21,361	9,786	77,732	181,157	46,135
Net unrealized appreciation
(depreciation)
on investments	5,951	(28,571)	(365,816)	(128,197)	(59,099)

Net realized and unrealized
gain (loss) on investments	27,312	(15,253)	(32,497)	64,914	(12,964)

Increase (decrease) in net
assets
resulting from operations	26,041	(14,761)	(45,291)	84,971	(12,232)

Accumulation unit
transactions:
Participant deposits	61,389	47,142	447,596	120,061	25,081
Transfers between investment
sub-accounts and general
account, net	(7,517)	29,362	2,162,729	(197,976)	276,707
Net surrenders and lapses	(18,979)	(1,495)	(126,912)	(221,507)	(118,770)
Contract benefits	(374)	-	(10,589)	-	-
Loan interest received	275	702	2,660	-	-
Transfers for policy loans	(7,972)	(2,717)	(38,932)	-	-
Contract charges	(36,043)	(25,080)	(178,867)	(42,968)	(4,011)
Other	9	110	(97)	66	29

Total net accumulation unit
transactions	(9,212)	48,024	2,257,588	(342,324)	179,036

Increase (decrease) in net
assets	16,829	33,263	2,212,297	(257,353)	166,804

Net assets, beginning of period	391,640	$ 399,835	$ 1,586,715	$ 1,828,205	$ 281,916

Net assets, end of period	$ 408,469	$ 433,098	$ 3,799,012	$ 1,570,852	$ 448,720

			Effective February 6, 2006, the Scudder Variable Series II
		(1)	Funds and the Scudder VIP Funds
			were renamed the DWS Variable Series II Funds and the
		DWS VIP Funds.
The accompanying notes are an integral part of these financial statements.

NATIONAL VARIABLE LIFE INSURANCE ACCOUNT
STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEAR ENDED DECEMBER 31, 2007
	Franklin	Franklin	Franklin	Franklin
	Templeton	Templeton	Templeton	Templeton	Franklin Templeton
		Variable	Variable	Variable
	Variable Insurance	Insurance	Insurance	Insurance	Variable Insurance
			Products
	Products Trust	Products Trust	Trust	Products Trust	Products Trust

	Foreign	Mutual Shares	Global Real		Small Cap
	Securities	Securities	Estate (2)	Small Cap	Value Securities

Net investment income (loss)	$ 49,961	$ 6,691	$ 22,477	$ (1,794)	$ (1,725)
Realized and unrealized
gain (loss) on investments:

Capital gains distributions	212,628	43,542	115,496	13,891	41,497
Net realized gain (loss) from
shares sold	263,348	53,396	12,136	8,928	64,054
Net unrealized appreciation
(depreciation)
on investments	131,939	(80,227)	(549,623)	(5,915)	(117,740)

Net realized and unrealized
gain (loss) on investments	607,915	16,711	(421,991)	16,904	(12,189)

Increase (decrease) in net assets
resulting from operations	657,876	23,402	(399,514)	15,110	(13,914)

Accumulation unit transactions:
Participant deposits	798,320	156,402	256,276	44,811	115,980
Transfers between investment
sub-accounts and general
account, net	525,634	149,513	265,138	39,356	(22,979)
Net surrenders and lapses	(169,926)	(23,476)	(133,163)	(3,059)	(105,108)
Contract benefits	-	-	(5,674)	-	-
Loan interest received	7,117	319	1,928	76	1,044
Transfers for policy loans	(40,784)	(8,190)	(42,400)	(1,038)	(6,798)
Contract charges	(311,081)	(80,595)	(117,491)	(20,626)	(45,253)
Other	(302)	202	(748)	153	(645)

Total net accumulation unit
transactions	808,978	194,175	223,866	59,673	(63,759)

Increase (decrease) in net assets	1,466,854	217,577	(175,648)	74,783	(77,673)

Net assets, beginning of period	4,116,076	$ 1,071,787	$ 1,699,039	$ 158,567	$ 686,529

Net assets, end of period	$ 5,582,930	$ 1,289,364	$ 1,523,391	$ 233,350	$ 608,856

		Formerly known as Franklin Real
	(2)	Estate Fund.

The accompanying notes are an integral part of these financial statements.

NATIONAL VARIABLE LIFE INSURANCE ACCOUNT

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEAR ENDED DECEMBER 31, 2007

			Morgan Stanley	Morgan Stanley	Morgan Stanley
			Universal	Universal	Universal
	JP Morgan	JP Morgan	Institutional	Institutional	Institutional
	Series Trust II	Series Trust II	Funds	Funds	Funds

	International	Small	Core Plus	Emerging Markets
	Equity	Company	Fixed Income	Equity	High Yield

Net investment income (loss)	$ 5,799	$ (15,111)	$ 1,135	$ (150)	$ 6,351
Realized and unrealized
gain (loss) on investments:

Capital gains distributions	-	83,157	-	29,442	-
Net realized gain (loss) from
shares sold	391,918	68,602	(1,105)	97,106	(250)
Net unrealized appreciation
(depreciation)
on investments	(76,490)	(250,543)	88,023	18,874	(3,310)

Net realized and unrealized
gain (loss) on investments	315,428	(98,784)	86,918	145,422	(3,560)

Increase (decrease) in net
assets
resulting from operations	321,227	(113,895)	88,053	145,272	2,791

Accumulation unit
transactions:
Participant deposits	572,516	189,786	80,888	16,194	9,092
Transfers between investment
sub-accounts and general
account, net	1,449,630	(53,100)	2,226,597	643,943	(2,988)
Net surrenders and lapses	(203,160)	(56,253)	-	(806)	-
Contract benefits	(1,334)	-	-	-	-
Loan interest received	5,652	1,430	-	-	-
Transfers for policy loans	469	(25,328)	-	(66,367)	-
Contract charges	(283,430)	(134,918)	(8,610)	(8,341)	(1,423)
Other	(212)	68	114	407	1

Total net accumulation unit
transactions	1,540,131	(78,315)	2,298,989	585,030	4,682

Increase (decrease) in net
assets	1,861,358	(192,210)	2,387,042	730,302	7,473

Net assets, beginning of period	3,520,811	$ 1,792,499	$ 93,272	$ 171,278	$ 74,213

Net assets, end of period	$ 5,382,169	$ 1,600,289	$ 2,480,314	$ 901,580	$ 81,686

The accompanying notes are an integral part of these financial statements.

NATIONAL VARIABLE LIFE INSURANCE ACCOUNT

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEAR ENDED DECEMBER 31, 2007
		Neuberger	Neuberger	Neuberger
	Morgan Stanley	Berman	Berman	Berman	Neuberger Berman
	Universal
	Institutional	Advisors	Advisors	Advisors	Advisors
		Management	Management	Management
	Funds	Trust	Trust	Trust	Management Trust

			Limited	Mid Cap
	US Real Estate	Fasciano	Maturity	Growth	Partners

Net investment income (loss)	$ 3,659	$ (24,037)	$ 71,490	$ (3,296)	$ (5,387)
Realized and unrealized
gain (loss) on investments:

Capital gains distributions	38,763	20,339	-	-	368,706
Net realized gain (loss) from
shares sold	113,110	83,058	8,274	26,155	212,880
Net unrealized appreciation
(depreciation)
on investments	(224,908)	(102,338)	47,918	43,640	(266,688)

Net realized and unrealized
gain (loss) on investments	(73,035)	1,059	56,192	69,795	314,898

Increase (decrease) in net
assets
resulting from operations	(69,376)	(22,978)	127,682	66,499	309,511

Accumulation unit
transactions:
Participant deposits	21,797	508,206	626,107	53,627	384,317
Transfers between investment
sub-accounts and general
account, net	(68,980)	207,176	589,597	100,893	(339,520)
Net surrenders and lapses	-	(127,797)	(162,894)	(1,212)	(88,842)
Contract benefits	-	-	(12,337)	(5,560)	(31,231)
Loan interest received	-	4,987	5,308	414	3,986
Transfers for policy loans	(59,115)	(29,165)	(44,785)	1,066	(33,047)
Contract charges	(13,486)	(183,974)	(251,792)	(24,217)	(198,875)
Other	(1,062)	(132)	(133)	(513)	761

Total net accumulation unit
transactions	(120,846)	379,301	749,071	124,498	(302,451)

Increase (decrease) in net
assets	(190,222)	356,323	876,753	190,997	7,060

Net assets, beginning of period	470,322	$ 2,424,607	$ 2,937,142	$ 261,081	$ 3,743,940

Net assets, end of period	$ 280,100	$ 2,780,930	$ 3,813,895	$ 452,078	$ 3,751,000

The accompanying notes are an integral part of these financial statements.

NATIONAL VARIABLE LIFE INSURANCE ACCOUNT
STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEAR ENDED DECEMBER 31, 2007
	Sentinel	Sentinel	Sentinel	Sentinel	Sentinel
	Variable	Variable	Variable	Variable	Variable
	Products Trust	Products Trust	Products Trust	Products Trust	Products Trust

			Common	Growth	Mid Cap
	Balanced	Bond	Stock	Index (3)	Growth

Net investment income
(loss)	$ 68,712	$ 197,476	$ 99,173	$ -	$ (100,600)

Realized and unrealized
gain (loss) on
investments:

Capital gains distributions	271,245	-	726,578	-	-
Net realized gain (loss)
from shares sold	151,314	(60,315)	2,863,763	-	840,266
Net unrealized appreciation
(depreciation)

on investments	(149,952)	223,447	(487,191)	-	1,486,822

Net realized and unrealized

gain (loss) on investments	272,607	163,132	3,103,150	-	2,327,088

Increase (decrease) in net
assets
resulting from
operations	341,319	360,608	3,202,323	-	2,226,488

Accumulation unit
transactions:

Participant deposits	623,609	838,041	4,422,836	-	1,342,122
Transfers between
investment
sub-accounts and general
account, net	(20,640)	168,574	1,829,257	-	(540,811)

Net surrenders and lapses	(220,324)	(405,875)	(1,605,954)	-	(566,945)

Contract benefits	(5,261)	(2,651)	(193,587)	-	(58,943)

Loan interest received	13,001	12,465	83,094	-	17,615

Transfers for policy loans	(33,337)	(106,143)	(623,112)	-	(297,540)

Contract charges	(466,271)	(440,995)	(2,622,836)	-	(761,694)

Other	(136)	(345)	(11,834)	-	(1,061)

Total net accumulation unit
transactions	(109,359)	63,071	1,277,864	-	(867,257)

Increase (decrease) in net
assets	231,960	423,679	4,480,187	-	1,359,231

Net assets, beginning of
period	4,558,169	$ 5,894,456	$ 34,325,255	$ -	$ 10,957,676

Net assets, end of period	$ 4,790,129	$ 6,318,135	$ 38,805,442	$ -	$ 12,316,907

			During 2006, the assets of the Sentinel Variable Products Trust Growth
		(3)	Index Fund were merged into
			the Sentinel Variable Products Trust Mid
		Cap Growth Fund.
The accompanying notes are an integral part of these financial statements.

NATIONAL VARIABLE LIFE INSURANCE ACCOUNT

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEAR ENDED DECEMBER 31, 2007

	Sentinel	Sentinel	T Rowe Price	T Rowe Price	T Rowe Price
	Variable	Variable	Equity	Equity	Equity
	Products Trust	Products Trust	Series	Series	Series

	Money	Small	Blue Chip	Equity	Health
	Market	Company	Growth	Income	Sciences

Net investment income
(loss)	$ 442,047	$ (53,302)	$ (41,572)	$ 5,927	$ (8,697)
Realized and unrealized
gain (loss) on
investments:

Capital gains distributions	-	2,054,769	-	57,541	56,607
Net realized gain (loss)
from shares sold	-	497,454	406,885	19,877	128,918
Net unrealized appreciation
(depreciation)
on investments	(400)	(923,926)	171,267	(77,798)	(51,085)

Net realized and unrealized
gain (loss) on investments	(400)	1,628,297	578,152	(380)	134,440

Increase (decrease) in net
assets
resulting from
operations	441,647	1,574,995	536,580	5,547	125,743

Accumulation unit
transactions:
Participant deposits	2,926,614	2,647,913	923,494	154,119	187,078
Transfers between
investment
sub-accounts and general
account, net	(7,159,861)	(637,257)	(593,991)	253,784	(511,572)
Net surrenders and lapses	(2,026,753)	(1,046,081)	(228,667)	(14,744)	(22,141)
Contract benefits	(738,610)	(5,492)	(4,846)	(30,108)	-
Loan interest received	25,553	32,363	8,506	415	983
Transfers for policy loans	696,924	(385,813)	(55,806)	(5,939)	(8,760)
Contract charges	(1,415,826)	(1,298,207)	(367,433)	(47,771)	(60,420)
Other	256	(864)	(716)	19	(1,148)

Total net accumulation unit
transactions	(7,691,703)	(693,438)	(319,459)	309,775	(415,980)

Increase (decrease) in net
assets	(7,250,056)	881,557	217,121	315,322	(290,237)
Net assets, beginning of
period	14,809,970	$ 20,491,414	$ 4,833,809	$ 661,130	$ 1,053,926

Net assets, end of period	$ 7,559,914	$ 21,372,971	$ 5,050,930	$ 976,452	$ 763,689

The accompanying notes are an integral part of these financial statements.

NATIONAL VARIABLE LIFE INSURANCE ACCOUNT

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEAR ENDED DECEMBER 31, 2007

	Variable	Variable	Variable	Variable	Variable
	Insurance	Insurance	Insurance	Insurance	Insurance
	Product Funds	Product Funds	Product Funds	Product Funds	Product Funds

		Equity		High
	Contrafund	Income	Growth	Income	Index 500

Net investment income
(loss)	$ 10,683	$ 169,672	$ (10,809)	$ 461,533	$ 1,462,606
Realized and unrealized
gain (loss) on
investments:

Capital gains distributions	4,111,911	1,408,520	16,282	-	-
Net realized gain (loss)
from shares sold	1,194,894	904,046	1,871,452	18,046	3,243,524
Net unrealized appreciation
(depreciation)
on investments	(2,854,758)	(2,423,452)	2,480,858	(365,665)	(2,305,563)

Net realized and unrealized
gain (loss) on investments	2,452,047	(110,886)	4,368,592	(347,619)	937,961

Increase (decrease) in net
assets
resulting from
operations	2,462,730	58,786	4,357,783	113,914	2,400,567

Accumulation unit
transactions:
Participant deposits	1,829,246	1,647,157	2,126,868	729,535	6,501,010
Transfers between
investment
sub-accounts and general
account, net	(85,901)	1,915,639	(1,328,698)	14,512	(1,243,317)
Net surrenders and lapses	(802,790)	(971,790)	(1,319,537)	(271,626)	(3,340,077)
Contract benefits	(80,560)	(14,201)	(34,764)	(25,075)	(154,195)
Loan interest received	29,571	32,161	59,857	13,606	86,160
Transfers for policy loans	(187,371)	(102,399)	(242,144)	(15,717)	(1,036,722)
Contract charges	(1,061,514)	(1,191,431)	(1,263,030)	(450,644)	(3,741,716)
Other	(566)	(798)	439	106	(950)

Total net accumulation unit
transactions	(359,885)	1,314,338	(2,001,009)	(5,303)	(2,929,807)

Increase (decrease) in net
assets	2,102,845	1,373,124	2,356,774	108,611	(529,240)
Net assets, beginning of
period	14,950,173	$ 15,530,594	$ 17,489,438	$ 6,081,061	$ 53,009,471

Net assets, end of period	$ 17,053,018	$ 16,903,718	$ 19,846,212	$ 6,189,672	$ 52,480,231

The accompanying notes are an integral part of these financial statements.

NATIONAL VARIABLE LIFE INSURANCE ACCOUNT
STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEAR ENDED DECEMBER 31, 2007
	Variable	Variable	Variable	Wells Fargo	Wells Fargo
	Insurance	Insurance	Insurance	Variable	Variable
	Product Funds	Product Funds	Product Funds	Trust Funds	Trust Funds

	Investment
	Grade Bond	Mid Cap	Overseas	Discovery	Opportunity

Net investment income
(loss)	$ 243,852	$ 993	$ 434,490	$ (75,645)	$ (10,494)
Realized and unrealized
gain (loss) on
investments:

Capital gains distributions	-	271,329	1,051,608	-	662,473
Net realized gain (loss)
from shares sold	(87,075)	79,229	1,736,012	624,893	84,692
Net unrealized appreciation
(depreciation)
on investments	106,432	58,868	(698,066)	1,161,375	(488,953)

Net realized and unrealized
gain (loss) on investments	19,357	409,426	2,089,554	1,786,268	258,212

Increase (decrease) in net
assets
resulting from
operations	263,209	410,419	2,524,044	1,710,623	247,718

Accumulation unit
transactions:
Participant deposits	1,224,817	546,744	1,624,338	1,019,913	500,005
Transfers between
investment
sub-accounts and general
account, net	429,984	113,586	2,048,794	(313,668)	572,604
Net surrenders and lapses	(512,160)	(251,212)	(1,315,501)	(357,896)	(146,436)
Contract benefits	(29,327)	-	(29,996)	(47,941)	-
Loan interest received	17,783	4,579	36,551	28,614	4,789
Transfers for policy loans	(107,133)	(36,582)	(260,671)	(171,691)	(69,725)
Contract charges	(580,059)	(219,379)	(964,395)	(602,772)	(288,199)
Other	(1,111)	(584)	(3,374)	1,550	543

Total net accumulation unit
transactions	442,794	157,152	1,135,746	(443,891)	573,581

Increase (decrease) in net
assets	706,003	567,571	3,659,790	1,266,732	821,299
Net assets, beginning of
period	7,196,433	$ 2,801,229	$ 15,207,501	$ 8,239,344	$ 4,517,349

Net assets, end of period	$ 7,902,436	$ 3,368,800	$ 18,867,291	$ 9,506,076	$ 5,338,648

The accompanying notes are an integral part of these financial statements.

NATIONAL VARIABLE LIFE INSURANCE ACCOUNT
STATEMENTS OF CHANGES IN NET ASSETS

FOR THE YEAR ENDED DECEMBER 31, 2006

	AIM Variable	AIM Variable	AIM Variable
	Insurance	Insurance		Alger American
	Funds	Funds	Insurance Funds	Fund	Alger American Fund

					Leveraged
		Global Health
	Dynamics	Care	Technology	Growth	All Cap

Net investment income
(loss)	$ (11,948)	$ (22,091)	$ (13,692)	$ (101,879)	$ (12,772)

Realized and unrealized
gain (loss) on
investments:

Capital gains distributions	-	-	-	-	-
Net realized gain (loss)
from shares sold	88,195	124,478	34,721	1,326,941	99,124
Net unrealized appreciation
(depreciation)

on investments	137,979	8,271	121,803	(636,219)	176,488

Net realized and unrealized

gain (loss) on investments	226,174	132,749	156,524	690,722	275,612

Increase (decrease) in net
assets
resulting from
operations	214,226	110,658	142,832	588,843	262,840

Accumulation unit
transactions:

Participant deposits	198,785	523,910	322,691	2,013,447	330,182
Transfers between
investment
sub-accounts and general
account, net	(32,294)	15,016	(26,102)	(550,607)	48,257

Net surrenders and lapses	(45,009)	(139,264)	(73,932)	(863,648)	(40,452)

Contract benefits	(435)	(953)	-	(63,881)	(405)

Loan interest received	1,643	4,486	1,127	31,755	1,302

Transfers for policy loans	(2,625)	(32,591)	(32,793)	(385,343)	(32,045)

Contract charges	(101,215)	(210,994)	(139,176)	(1,042,886)	(113,269)

Other	(27)	(87)	(391)	(71)	142

Total net accumulation unit
transactions	18,823	159,523	51,424	(861,234)	193,712

Increase (decrease) in net
assets	233,049	270,181	194,256	(272,391)	456,552

Net assets, beginning of
period	1,409,021	2,480,229	1,493,914	14,776,860	1,349,211

Net assets, end of period	$ 1,642,070	$ 2,750,410	$ 1,688,170	$ 14,504,469	$ 1,805,763

The accompanying notes are an integral part of these financial statements.

NATIONAL VARIABLE LIFE INSURANCE ACCOUNT

STATEMENTS OF CHANGES IN NET ASSETS

FOR THE YEAR ENDED DECEMBER 31, 2006

				American
		American Century	American Century	Century	American Century
	Alger American	Variable	Variable	Variable
	Fund	Portfolios	Portfolios	Portfolios	Variable Portfolios

		Income &	Inflation
	Small Cap	Growth	Protection	International	Ultra

Net investment income
(loss)	$ (90,973)	$ 61,257	$ 50,063	$ 16,185	$ (749)

Realized and unrealized
gain (loss) on
investments:

Capital gains distributions	-	-	-	-	-
Net realized gain (loss)
from shares sold	1,299,065	617,573	(28,944)	212,361	1,766
Net unrealized appreciation
(depreciation)
on investments	630,310	64,520	(2,849)	425,139	(4,655)

Net realized and unrealized
gain (loss) on investments	1,929,375	682,093	(31,793)	637,500	(2,889)

Increase (decrease) in net
assets
resulting from
operations	1,838,402	743,350	18,270	653,685	(3,638)

Accumulation unit
transactions:

Participant deposits	1,092,952	652,019	360,735	598,981	16,754
Transfers between
investment
sub-accounts and general
account, net	(192,854)	(173,121)	456,801	584,301	(23,960)

Net surrenders and lapses	(627,252)	(1,315,643)	(161,469)	(156,254)	(772)

Contract benefits	(2,094)	(13,151)	-	-	-

Loan interest received	26,963	5,305	1,752	3,073	-

Transfers for policy loans	(233,637)	(78,451)	(12,524)	(54,089)	-

Contract charges	(697,100)	(369,391)	(140,440)	(221,631)	(7,019)

Other	1,903	(13)	428	(51)	(1)

Total net accumulation unit
transactions	(631,119)	(1,292,446)	505,283	754,330	(14,998)

Increase (decrease) in net
assets	1,207,283	(549,096)	523,553	1,408,015	(18,636)

Net assets, beginning of
period	10,019,725	5,412,905	1,452,661	2,322,154	102,323

Net assets, end of period	$ 11,227,008	$ 4,863,809	$ 1,976,214	$ 3,730,169	$ 83,687

The accompanying notes are an integral part of these financial statements.

NATIONAL VARIABLE LIFE INSURANCE ACCOUNT

STATEMENTS OF CHANGES IN NET ASSETS

FOR THE YEAR ENDED DECEMBER 31, 2006

	American	American		Dreyfus
	Century	Century	Dreyfus Variable	Variable	Dreyfus Variable
	Variable	Variable		Investment
	Portfolios	Portfolios	Investment Fund	Fund	Investment Fund

				Developing	Quality
	Value	Vista	Appreciation	Leaders	Bond

Net investment income
(loss)	$ 62,918	$ (23,502)	$ 13,780	$ (209)	$ 4,833

Realized and unrealized
gain (loss) on
investments:

Capital gains distributions	953,099	8,276	-	2,915	-
Net realized gain (loss)
from shares sold	342,451	148,630	80,993	943	(1,358)
Net unrealized appreciation
(depreciation)

on investments	494,980	78,511	301,353	(2,479)	1,106

Net realized and unrealized

gain (loss) on investments	1,790,530	235,417	382,346	1,379	(252)

Increase (decrease) in net
assets
resulting from
operations	1,853,448	211,915	396,126	1,170	4,581

Accumulation unit
transactions:

Participant deposits	1,722,679	543,939	568,002	19,872	27,747
Transfers between
investment
sub-accounts and general
account, net	(278,692)	744,738	575,314	(595)	24,257

Net surrenders and lapses	(497,719)	(202,066)	(212,825)	(1,407)	(3,239)

Contract benefits	(5,236)	-	-	-	-

Loan interest received	10,903	3,100	1,730	-	-

Transfers for policy loans	(133,482)	(43,029)	(37,355)	-	-

Contract charges	(791,583)	(205,635)	(198,154)	(5,957)	(14,185)

Other	(297)	274	93	(5)	-

Total net accumulation unit
transactions	26,573	841,321	696,805	11,908	34,580

Increase (decrease) in net
assets	1,880,021	1,053,236	1,092,931	13,078	39,161

Net assets, beginning of
period	10,386,280	2,118,951	1,947,303	33,235	108,025

Net assets, end of period	$ 12,266,301	$ 3,172,187	$ 3,040,234	$ 46,313	$ 147,186

The accompanying notes are an integral part of these financial statements.

NATIONAL VARIABLE LIFE INSURANCE ACCOUNT
STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEAR ENDED DECEMBER 31, 2006
		DWS	DWS
	Dreyfus Variable	Variable	Variable	DWS	DWS
	Investment Fund	Series II (1)	Series II (1)	VIP Funds (1)	VIP Funds (1)
	Socially	Dreman	Dreman		Small Cap
	Responsible
	Growth	High Return Equity	Small Cap Value	Equity 500 Index	Index

Net investment income
(loss)	$ (2,593)	$ 1,224	$ (6,548)	$ 12,830	$ 905

Realized and unrealized
gain (loss) on
investments:

Capital gains distributions	-	15,012	90,689	-	12,130
Net realized gain (loss)
from shares sold	12,604	4,913	38,243	60,533	22,481
Net unrealized appreciation
(depreciation)

on investments	19,944	32,104	132,552	162,245	8,602

Net realized and unrealized

gain (loss) on investments	32,548	52,029	261,484	222,778	43,213

Increase (decrease) in net
assets
resulting from
operations	29,955	53,253	254,936	235,608	44,118

Accumulation unit
transactions:

Participant deposits	70,685	60,305	270,515	105,807	20,862
Transfers between
investment
sub-accounts and general
account, net	6,016	49,494	340,154	87,725	(45)

Net surrenders and lapses	(4,928)	(1,606)	(113,036)	(65,566)	(33,200)

Contract benefits	-	-	-	(653)	-

Loan interest received	164	342	435	-	-

Transfers for policy loans	(3,776)	(1,189)	(11,770)	-	-

Contract charges	(35,199)	(22,371)	(100,770)	(37,922)	(3,196)

Other	(24)	(1)	(160)	(28)	119

Total net accumulation unit
transactions	32,938	84,974	385,368	89,363	(15,460)

Increase (decrease) in net
assets	62,893	138,227	640,304	324,971	28,658

Net assets, beginning of
period	328,747	261,608	946,411	1,503,234	253,258

Net assets, end of period	$ 391,640	$ 399,835	$ 1,586,715	$ 1,828,205	$ 281,916

			Effective February 6, 2006, the Scudder Variable Series II Funds and
		(1) the Scudder VIP Funds
			were renamed the DWS Variable Series II Funds and the DWS VIP
		Funds.
The accompanying notes are an integral part of these financial statements.

NATIONAL VARIABLE LIFE INSURANCE ACCOUNT

STATEMENTS OF CHANGES IN NET ASSETS

FOR THE YEAR ENDED DECEMBER 31, 2006

				Franklin
	Franklin Templeton	Franklin Templeton	Franklin Templeton	Templeton	Franklin Templeton
				Variable
	Variable Insurance	Variable Insurance	Variable Insurance	Insurance	Variable Insurance
	Products Trust	Products Trust	Products Trust	Products Trust	Products Trust

	Foreign	Mutual Shares			Small Cap
	Securities	Securities	Real Estate	Small Cap	Value Securities

Net investment income
(loss)	$ 12,147	$ 2,947	$ 14,895	$ (1,042)	$ (1,611)

Realized and unrealized
gain (loss) on
investments:

Capital gains distributions	-	25,209	104,627	-	21,323
Net realized gain (loss)
from shares sold	191,572	21,017	27,272	2,810	30,662
Net unrealized appreciation
(depreciation)

on investments	432,609	80,986	110,661	6,995	41,923

Net realized and unrealized

gain (loss) on investments	624,181	127,212	242,560	9,805	93,908

Increase (decrease) in net
assets
resulting from
operations	636,328	130,159	257,455	8,763	92,297

Accumulation unit
transactions:

Participant deposits	632,479	89,448	229,438	31,670	125,996
Transfers between
investment
sub-accounts and general
account, net	695,277	331,093	213,511	47,119	(19,041)

Net surrenders and lapses	(181,575)	(34,464)	(49,971)	(1,264)	(22,772)

Contract benefits	-	-	-	-	-

Loan interest received	3,948	1,344	683	80	1,264

Transfers for policy loans	(50,220)	23,621	(20,829)	(141)	7,194

Contract charges	(238,136)	(48,368)	(101,166)	(15,655)	(46,736)

Other	(496)	(160)	(337)	-	(306)

Total net accumulation unit
transactions	861,277	362,514	271,329	61,809	45,599

Increase (decrease) in net
assets	1,497,605	492,673	528,784	70,572	137,896

Net assets, beginning of
period	2,618,471	579,114	1,170,255	87,995	548,633

Net assets, end of period	$ 4,116,076	$ 1,071,787	$ 1,699,039	$ 158,567	$ 686,529

The accompanying notes are an integral part of these financial statements.

NATIONAL VARIABLE LIFE INSURANCE ACCOUNT

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEAR ENDED DECEMBER 31, 2006

			Morgan Stanley	Morgan Stanley	Morgan Stanley
			Universal	Universal	Universal
	JP Morgan	JP Morgan	Institutional	Institutional	Institutional
	Series Trust II	Series Trust II	Funds	Funds	Funds

	International	Small	Core Plus	Emerging Markets
	Equity	Company	Fixed Income	Equity	High Yield

Net investment income
(loss)	$ 5,410	$ (15,659)	$ 3,534	$ 640	$ 5,160
Realized and unrealized
gain (loss) on
investments:

Capital gains distributions	-	53,400	510	3,302	-
Net realized gain (loss) from
shares sold	363,231	209,057	(381)	1,700	1,604
Net unrealized appreciation (depreciation)
on investments	229,913	(8,475)	(891)	36,655	(1,137)

Net realized and unrealized
gain (loss) on investments	593,144	253,982	(762)	41,657	467

Increase (decrease) in net
assets
resulting from
operations	598,554	238,323	2,772	42,297	5,627

Accumulation unit
transactions:
Participant deposits	536,256	232,882	13,777	2,615	8,728
Transfers between
investment
sub-accounts and general
account, net	66,344	(150,148)	(26,781)	23,385	(17,037)
Net surrenders and lapses	(133,395)	(159,902)	(51)	(57)	(2,385)
Contract benefits	-	-	-	-	-
Loan interest received	3,874	3,456	-	-	-
Transfers for policy loans	(90,730)	(22,331)	-	-	-
Contract charges	(250,006)	(148,119)	(1,585)	(2,464)	(1,674)
Other	161	(673)	(4)	68	1

Total net accumulation unit
transactions	132,504	(244,835)	(14,644)	23,547	(12,367)

Increase (decrease) in net
assets	731,058	(6,512)	(11,872)	65,844	(6,740)
Net assets, beginning of
period	2,789,753	1,799,011	105,144	105,434	80,953

Net assets, end of period	$ 3,520,811	$ 1,792,499	$ 93,272	$ 171,278	$ 74,213

The accompanying notes are an integral part of these financial statements.

NATIONAL VARIABLE LIFE INSURANCE ACCOUNT
STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEAR ENDED DECEMBER 31, 2006

		Neuberger		Neuberger
	Morgan Stanley	Berman	Neuberger Berman	Berman	Neuberger Berman
	Universal
	Institutional	Advisors	Advisors	Advisors	Advisors
		Management		Management
	Funds	Trust	Management Trust	Trust	Management Trust

			Limited	Mid Cap
	US Real Estate	Fasciano	Maturity	Growth	Partners

Net investment income
(loss)	$ 2,959	$ (18,512)	$ 62,394	$ (1,470)	$ 39

Realized and unrealized
gain (loss) on
investments:

Capital gains distributions	25,070	58,289	-	-	398,462
Net realized gain (loss)
from shares sold	11,016	43,737	(9,641)	6,169	280,524
Net unrealized appreciation
(depreciation)

on investments	81,459	2,221	29,656	15,929	(308,997)

Net realized and unrealized

gain (loss) on investments	117,545	104,247	20,015	22,098	369,989

Increase (decrease) in net
assets
resulting from
operations	120,504	85,735	82,409	20,628	370,028

Accumulation unit
transactions:

Participant deposits	17,637	427,862	528,505	45,007	427,071
Transfers between
investment
sub-accounts and general
account, net	87,375	585,650	649,417	151,319	352,268

Net surrenders and lapses	(1,919)	(125,730)	(108,585)	(431)	(213,924)

Contract benefits	-	-	-	-	(4,462)

Loan interest received	-	2,577	2,450	188	5,248

Transfers for policy loans	-	(32,487)	(27,588)	(338)	(38,677)

Contract charges	(16,058)	(153,836)	(205,904)	(12,824)	(205,332)

Other	(40)	248	408	(48)	896

Total net accumulation unit
transactions	86,995	704,284	838,703	182,873	323,088

Increase (decrease) in net
assets	207,499	790,019	921,112	203,501	693,116

Net assets, beginning of
period	262,823	1,634,588	2,016,030	57,580	3,050,824

Net assets, end of period	$ 470,322	$ 2,424,607	$ 2,937,142	$ 261,081	$ 3,743,940

The accompanying notes are an integral part of these financial statements.

NATIONAL VARIABLE LIFE INSURANCE ACCOUNT

STATEMENTS OF CHANGES IN NET ASSETS

FOR THE YEAR ENDED DECEMBER 31, 2006

	Sentinel	Sentinel	Sentinel	Sentinel	Sentinel

	Variable	Variable	Variable	Variable	Variable
	Products Trust	Products Trust	Products Trust	Products Trust	Products Trust

			Common	Growth	Mid Cap
	Balanced	Bond	Stock	Index (2)	Growth

Net investment income
(loss)	$ 68,943	$ 229,728	$ 198,940	$ (7,825)	$ (93,036)

Realized and
unrealized
gain (loss) on
investments:

Capital gains
distributions	47,842	-	-	-	-
Net realized gain (loss)
from shares sold	263,741	(30,232)	2,484,058	107,948	980,473
Net unrealized
appreciation
(depreciation)

on investments	81,272	(38,761)	1,779,027	(54,449)	(381,497)

Net realized and
unrealized
gain (loss) on
investments	392,855	(68,993)	4,263,085	53,499	598,976

Increase (decrease) in
net assets
resulting from
operations	461,798	160,735	4,462,025	45,674	505,940

Accumulation unit
transactions:

Participant deposits	804,815	951,524	4,591,489	152,346	1,565,165
Transfers between
investment
sub-accounts and
general account, net	(165,921)	189,685	687,156	(1,300,762)	(645,854)
Net surrenders and
lapses	(714,817)	(278,907)	(1,568,899)	(30,520)	(561,583)

Contract benefits	(5,470)	(62,157)	(25,997)	-	(47,860)

Loan interest received	12,588	10,263	65,934	1,430	16,626
Transfers for policy
loans	(51,624)	(75,450)	(516,041)	(3,059)	(100,222)

Contract charges	(513,674)	(451,197)	(2,487,063)	(66,459)	(793,333)

Other	(115)	11	1,098	12	(1,667)

Total net accumulation
unit transactions	(634,218)	283,772	747,677	(1,247,012)	(568,728)

Increase (decrease) in
net assets	(172,420)	444,507	5,209,702	(1,201,338)	(62,788)

Net assets, beginning of
period	4,730,589	5,449,949	29,115,553	1,201,338	11,020,464

Net assets, end of
period	$ 4,558,169	$ 5,894,456	$ 34,325,255	$ -	$ 10,957,676

			During 2006, the assets of the Sentinel Variable Products Trust
		(2)	Growth Index Fund were merged into
The accompanying notes are an integral part of these financial statements.

NATIONAL VARIABLE LIFE INSURANCE ACCOUNT

STATEMENTS OF CHANGES IN NET ASSETS

FOR THE YEAR ENDED DECEMBER 31, 2006
			T Rowe
	Sentinel	Sentinel	Price	T Rowe Price	T Rowe Price

	Variable	Variable	Equity	Equity	Equity
	Products Trust	Products Trust	Series	Series	Series

	Money	Small	Blue Chip	Equity	Health
	Market	Company	Growth	Income	Sciences

Net investment income
(loss)	$ 598,183	$ (119,184)	$ (26,284)	$ 2,507	$ (8,021)

Realized and
unrealized
gain (loss) on
investments:

Capital gains
distributions	-	2,341,474	-	16,308	-
Net realized gain (loss)
from shares sold	-	1,050,761	97,090	3,284	55,764
Net unrealized
appreciation
(depreciation)

on investments	-	(569,037)	291,070	55,764	20,894

Net realized and
unrealized
gain (loss) on
investments	-	2,823,198	388,160	75,356	76,658

Increase (decrease) in
net assets
resulting from
operations	598,183	2,704,014	361,876	77,863	68,637

Accumulation unit
transactions:

Participant deposits	5,894,050	2,804,651	839,237	81,178	211,100
Transfers between
investment
sub-accounts and
general account, net	(3,304,993)	(194,647)	960,976	155,787	195,393
Net surrenders and
lapses	(4,853,044)	(1,000,272)	(162,099)	(1,272)	(62,172)

Contract benefits	(84,719)	(3,948)	-	-	-

Loan interest received	31,879	23,337	4,427	97	931
Transfers for policy
loans	467,964	(286,032)	(54,043)	(27)	(21,647)

Contract charges	(1,737,444)	(1,310,295)	(317,175)	(30,216)	(65,624)

Other	2,463	261	1,104	48	298

Total net accumulation
unit transactions	(3,583,844)	33,055	1,272,427	205,595	258,279

Increase (decrease) in
net assets	(2,985,661)	2,737,069	1,634,303	283,458	326,916

Net assets, beginning of
period	17,795,631	17,754,345	3,199,506	377,672	727,010

Net assets, end of
period	$ 14,809,970	$ 20,491,414	$ 4,833,809	$ 661,130	$ 1,053,926

The accompanying notes are an integral part of these financial statements.

NATIONAL VARIABLE LIFE INSURANCE ACCOUNT

STATEMENTS OF CHANGES IN NET ASSETS

FOR THE YEAR ENDED DECEMBER 31, 2006

	Variable	Variable	Variable	Variable	Variable

	Insurance	Insurance	Insurance	Insurance	Insurance
	Product Funds	Product Funds	Product Funds	Product Funds	Product Funds

		Equity		High
	Contrafund	Income	Growth	Income	Index 500

Net investment income
(loss)	$ 59,712	$ 353,203	$ (82,453)	$ 402,536	$ 413,335

Realized and
unrealized
gain (loss) on
investments:

Capital gains
distributions	1,187,569	1,747,884	-	-	-
Net realized gain (loss)
from shares sold	1,504,208	983,670	1,270,973	3,273	3,491,263
Net unrealized
appreciation
(depreciation)

on investments	(1,300,360)	(536,000)	(192,716)	182,959	2,882,401

Net realized and
unrealized
gain (loss) on
investments	1,391,417	2,195,554	1,078,257	186,232	6,373,664

Increase (decrease) in
net assets
resulting from
operations	1,451,129	2,548,757	995,804	588,768	6,786,999

Accumulation unit
transactions:

Participant deposits	1,930,134	1,683,977	2,429,393	822,036	7,836,401
Transfers between
investment
sub-accounts and
general account, net	177,220	(364,171)	(728,877)	(59,593)	(916,294)
Net surrenders and
lapses	(826,145)	(820,158)	(1,142,200)	(380,325)	(3,144,219)

Contract benefits	(40,292)	(17,721)	(40,214)	(63,638)	(594,130)

Loan interest received	24,603	25,784	51,396	7,357	69,485
Transfers for policy
loans	(220,510)	(144,845)	(278,638)	(199,250)	(702,134)

Contract charges	(1,044,105)	(1,217,596)	(1,308,754)	(476,269)	(3,879,990)

Other	(2,682)	(68)	(804)	(170)	(5,261)

Total net accumulation
unit transactions	(1,777)	(854,798)	(1,018,698)	(349,852)	(1,336,142)

Increase (decrease) in
net assets	1,449,352	1,693,959	(22,894)	238,916	5,450,857

Net assets, beginning of
period	13,500,821	13,836,635	17,512,332	5,842,145	47,558,614

Net assets, end of
period	$ 14,950,173	$ 15,530,594	$ 17,489,438	$ 6,081,061	$ 53,009,471

The accompanying notes are an integral part of these financial statements.

NATIONAL VARIABLE LIFE INSURANCE ACCOUNT

STATEMENTS OF CHANGES IN NET ASSETS

FOR THE YEAR ENDED DECEMBER 31, 2006

	Variable	Variable	Variable	Wells Fargo	Wells Fargo

	Insurance	Insurance	Insurance	Variable	Variable
	Product Funds	Product Funds	Product Funds	Trust Funds	Trust Funds

	Investment
	Grade Bond	Mid Cap	Overseas	Discovery	Opportunity

Net investment income
(loss)	$ 219,418	$ (14,364)	$ 5,970	$ (66,096)	$ (35,076)

Realized and unrealized
gain (loss) on
investments:

Capital gains
distributions	16,601	226,905	85,456	-	472,443
Net realized gain (loss)
from shares sold	(140,558)	92,552	1,664,660	374,308	87,651
Net unrealized
appreciation (depreciation)
on investments	141,238	(62,899)	490,844	707,120	(58,176)

Net realized and
unrealized
gain (loss) on
investments	17,281	256,558	2,240,960	1,081,428	501,918

Increase (decrease) in
net assets
resulting from
operations	236,699	242,194	2,246,930	1,015,332	466,842

Accumulation unit
transactions:

Participant deposits	1,213,258	432,999	1,736,187	1,201,629	566,269
Transfers between
investment
sub-accounts and
general account, net	140,783	765,638	(102,917)	(280,492)	(115,406)
Net surrenders and
lapses	(482,474)	(124,745)	(793,159)	(503,469)	(267,660)

Contract benefits	(2,825)	(2,842)	(29,935)	(8,484)	(1,206)

Loan interest received	13,465	1,998	27,555	20,425	3,139

Transfers for policy loans	(51,602)	(60,513)	(226,073)	(114,045)	(51,072)

Contract charges	(642,290)	(185,378)	(918,624)	(590,257)	(299,222)

Other	322	310	(1,889)	(105)	(623)

Total net accumulation
unit transactions	188,637	827,467	(308,855)	(274,798)	(165,781)

Increase (decrease) in net
assets	425,336	1,069,661	1,938,075	740,534	301,061

Net assets, beginning of
period	6,771,097	1,731,568	13,269,426	7,498,810	4,216,288

Net assets, end of
period	$ 7,196,433	$ 2,801,229	$ 15,207,501	$ 8,239,344	$ 4,517,349

The accompanying notes are an integral part of these financial statements.

NATIONAL VARIABLE LIFE INSURANCE ACCOUNT
(A Separate Account of National Life Insurance Company)

NOTES TO THE FINANCIAL STATEMENTS

NOTE 1 - NATURE OF OPERATIONS

National Variable Life Insurance Account (the Variable Account) began operations on March 11, 1996 and is registered as a unit investment trust under the Investment Company Act of 1940, as amended. The operations of the Variable Account are part of National Life Insurance Company (“National Life”). The Variable Account was
established by National Life as a separate investment account to invest the net premiums received from the sale of certain variable life insurance products. Equity Services, Inc., an indirect wholly-owned subsidiary of National Life, is the principal underwriter for the variable life insurance policies issued by National Life. Sentinel Asset Management,
Inc., an indirectly-owned subsidiary of National Life, provides investment advisory services for mutual fund portfolios within the Sentinel Variable Products Trust (“SVPT”), and for the SVPT Money Market Fund.

National Life maintains three products within the Variable Account. The VariTrak Product was established on March
11, 1996 and is used exclusively for National Life’s flexible premium variable life insurance products known collectively as VariTrak. On May 1, 1998, National Life established the Estate Provider Product to be used exclusively for National Life’s flexible premium variable life insurance products known collectively as Estate Provider.
On February 12, 1999, National Life established the Benefit Provider Product to be used exclusively for National
Life’s flexible premium variable universal life policy known collectively as Benefit Provider.

The Variable Account invests the accumulated policyholder account values in shares of mutual fund portfolios within
AIM Variable Insurance Funds, Alger American Fund, American Century Variable Portfolios (“ACVP”), Dreyfus
Variable Investment Fund, DWS Variable Series II (formerly Scudder Variable Series II), DWS VIP Funds (formerly
Scudder VIT Funds), Franklin Templeton Variable Insurance Products Trust, JP Morgan Series Trust II, Morgan
Stanley Universal Institutional Funds, Neuberger Berman Advisors Management Trust, SVPT, T Rowe Price Equity
Series, Fidelity Variable Insurance Products Fund (“VIPF”), and Wells Fargo Variable Trust. Net premiums received by the Variable Account are deposited in investment portfolios as designated by the policyholder, except for initial net premiums on new policies, which are first invested in the SVPT Money Market Fund. Policyholders may also direct the allocations of their account value between the various investment portfolios within the Variable Account and a declared interest account (within the General Account of National Life) through participant transfers.

There are fifty-four sub-accounts within the Variable Account as of December 31, 2007. Each sub-account, which invests exclusively in the shares of the corresponding portfolio, comprises the accumulated policyholder account values of the underlying variable life insurance policies and variable universal life policies investing in the sub-
account.

In 2007, Franklin Templeton Real Estate Fund was renamed the Franklin Templeton Global Real Estate Fund.

During 2006, the assets of the SVPT Growth Index Fund were merged into the SVPT Mid Cap Growth Fund.

During 2005, Wells Fargo purchased the Strong Variable Insurance Funds whose funds were merged into newly organized funds within the Wells Fargo Variable Trust Funds which substantially retained their prior objectives and characteristics.

On July 1, 2005, AIM Health Sciences Fund was renamed AIM Global Health Care Fund.

On October 15, 2004, INVESCO Dynamics Fund was renamed AIM Dynamics Fund, INVESCO Health Sciences
Fund was renamed AIM Health Sciences Fund, and INVESCO Technology Fund was renamed AIM Technology
Fund.

On April 25, 2003, two investment portfolios of the Market Street Fund, Inc (“MSF”) were merged into two series of the Gartmore Variable Insurance Trust (“GVIT”). The GVIT Government Bond Fund and JP Morgan GVIT Balanced
Fund replaced the Market Street Bond Fund and Market Street Managed Fund, respectively.

NATIONAL VARIABLE LIFE INSURANCE ACCOUNT
(A Separate Account of National Life Insurance Company)

NOTES TO THE FINANCIAL STATEMENTS (continued)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Subsequently, on August 1, 2003, certain mutual fund substitutions were completed. The Company replaced the balance of mutual fund portfolios within GVIT with newly created funds of the SVPT. The SVPT Bond Fund and
SVPT Balanced Fund replaced the GVIT Government Bond Fund and JP Morgan GVIT Balanced Fund,
respectively. The investment portfolios within GVIT are no longer available to policyholders. See Note 8 for additional information on substitutions.

These financial statements have been prepared in conformity with accounting principles generally accepted in the
United States of America (“GAAP”). The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts and disclosures in the financial statements. Actual results could differ from those estimates. The following is a summary of significant accounting policies followed in the preparation of the financial statements.

Investments

The mutual fund portfolios consist of the AIM Dynamics Fund, AIM Global Health Care Fund (formerly AIM Health
Sciences Fund), AIM Technology Fund, Alger American Growth Portfolio, Alger American Leveraged AllCap
Portfolio, Alger American Small Capitalization Portfolio, ACVP Income & Growth Portfolio, ACVP Inflation Protection
Portfolio, ACVP International Portfolio, ACVP Ultra Portfolio, ACVP Value Portfolio, ACVP Vista Portfolio, Dreyfus
Appreciation Portfolio, Dreyfus Developing Leaders Portfolio, Dreyfus Quality Bond Portfolio, Dreyfus Socially
Responsible Growth Fund, DWS Dreman High Return Equity Portfolio (formerly Scudder Dreman High Return
Equity Portfolio), DWS Dreman Small Cap Value Portfolio (formerly Scudder Dreman Small Cap Value Portfolio),
DWS Equity 500 Index Fund (formerly Scudder Equity 500 Index Fund), DWS Small Cap Index Fund (formerly
Scudder Small Cap Index Fund), Franklin Templeton Foreign Securities Fund, Franklin Templeton Mutual Shares
Securities Fund, Franklin Templeton Global Real Estate Fund, Franklin Templeton Small Cap Fund, Franklin
Templeton Small Cap Value Securities Fund, JP Morgan International Equity Portfolio, JP Morgan Small Company
Portfolio, Morgan Stanley Core Plus Fixed Income Portfolio, Morgan Stanley Emerging Markets Equity Portfolio,
Morgan Stanley High Yield Portfolio, Morgan Stanley US Real Estate Portfolio, Neuberger Berman Fasciano
Portfolio, Neuberger Berman Limited Maturity Portfolio, Neuberger Berman Mid Cap Growth Portfolio, Neuberger
Berman Partners Portfolio, SVPT Balanced Fund, SVPT Bond Fund, SVPT Common Stock Fund, SVPT Mid Cap
Growth Fund, SVPT Money Market Fund, SVPT Small Company Fund, T Rowe Price Blue Chip Growth Portfolio, T
Rowe Price Equity Income Portfolio, T Rowe Price Health Sciences Portfolio, VIPF Contrafund Portfolio, VIPF Equity
Income Portfolio, VIPF Growth Portfolio, VIPF High Income Portfolio, VIPF Index 500 Portfolio, VIPF Investment
Grade Bond Portfolio, VIPF Mid Cap Portfolio, VIPF Overseas Portfolio, Wells Fargo Discovery, and Wells Fargo
Opportunity. The assets of each portfolio are held separate from the assets of the other portfolios and each has different investment objectives and policies. Each portfolio operates separately and the gains or losses in one portfolio have no effect on the investment performance of the other portfolios.

Investment Valuation

The investments in the Portfolios are valued at the closing net asset value per share as determined by the portfolio at the end of each period. The change in the difference between cost and market value is reflected as unrealized gain (loss) in the Statements of Operations.

Investment Transactions

Investment transactions are accounted for on the trade date (date the order to buy or sell is executed) and dividend income and capital gain distributions are recorded on the ex-dividend date. The cost of investments sold is determined using the first in, first out method (FIFO).

NATIONAL VARIABLE LIFE INSURANCE ACCOUNT
(A Separate Account of National Life Insurance Company)

NOTES TO THE FINANCIAL STATEMENTS (continued)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Participant Transactions

Policyholders may allocate amounts in their individual accounts to variable investment options and to the guaranteed interest account of the Company's General Account. Participant deposits are reduced by applicable deductions, charges and state premium taxes. Transfers between funds and the guaranteed interest account, net, are amounts that participants have directed to be moved among investment options, including permitted transfers to and from the guaranteed interest account.

Surrenders, lapses and contract benefits are payments to participants and beneficiaries made under the terms of the contracts and amounts that participants have requested to be withdrawn and paid to them. Withdrawal charges, if applicable, are included in transfers for contract benefits and terminations. Included in contract charges are administrative, cost of insurance, and other variable charges deducted monthly from the contracts.

Loans

Policyholders may obtain loans after the first policy year as outlined in the variable life insurance policy and variable universal life insurance policy. At the time a loan is granted, accumulated value equal to the amount of the loan is designated as collateral and transferred from the Variable Account to the General Account of National Life. Interest
is credited by National Life at predetermined rates on collateral held in the General Account. This interest is periodically transferred to the Variable Account.

Federal Income Taxes

The operations of the Variable Account are part of, and taxed with, the total operations of National Life. Under existing federal income tax law, investment income and capital gains attributable to the Variable Account are not taxed.

NOTE 3 - CHARGES AND EXPENSES

The SVPT mutual fund portfolios are managed by an affiliate of National Life. During the year ended December 31,
2007, management fees were paid directly by the sub-accounts to the affiliate investment manager. The advisory agreement provides for fees ranging from .25% to .55% based on individual portfolios and average daily net assets.
The investment manager currently waives all or a portion of its management fees for some of the sub-accounts.
The effective advisory fee rates paid by the sub-accounts in 2007, after taking these waivers into account, range from 0% to .39%. The investment manager expects to waive all or a portion of its management fees for some of the sub-accounts in 2007.

The following tables describe the fees and expenses assessed when buying, owning and surrendering a Policy within each product of the Variable Account. Such charges reimburse the Company for the insurance and other benefits provided, its assumption of mortality and expense risks, and account administration. The mortality risk assumed is that the insureds under the policies may die sooner than anticipated. The expense risk assumed is that expenses incurred in issuing and administering the policies may exceed expected levels.

NATIONAL VARIABLE LIFE INSURANCE ACCOUNT
(A Separate Account of National Life Insurance Company)

NOTES TO THE FINANCIAL STATEMENTS (continued)

NOTE 3 - CHARGES AND EXPENSES (continued)

Charges and Deductions – VariTrak Product

When Charge is
Description of Charge	Deducted	Amount Deducted	How Deducted

3.25% of each premium
	Upon receipt of premium		Deducted from Premium
Premium Tax Charge		payment(2.0% for qualified
	payment		Payment
employee benefit plans)

Upon surrender or lapse of
	the Policy in Years 1 - 15,		Deducted from
$0 - $2 per $1000 of initial
Surrender Charge	or the 15 Policy Years		Accumulated Value upon
or increased Face Amount
	following an increase in		Surrender or Lapse
Face Amount

Upon surrender or lapse of
	the Policy during the first 15	$1.10 to $37.75 per $1000	Deducted from
Deferred Sales Charge	Policy Years, or following	of initial or increased Face	Accumulated Value upon
	an increase in Face	Amount	Surrender or Lapse
Amount

Withdrawal Fees	Upon making a withdrawal	Lesser of 2% of amount	Deducted from Withdrawal
		withdrawn or $25	Amount

		$25 per transfer in excess	Deducted from Transfer
Transfer Fees	Upon making a transfer	of 5 transfers in any one	Amount
Policy Year

	At the end of each Policy	1.3% - 2% annually of	Unit Liquidation from
Loan Interest Spread	Year, or upon death,	amount held as Collateral	Account Value
surrender or lapse, if earlier

$25 maximum in New
Projection Report	At the time Report is		Unit Liquidation from
York, no maximum
Charge	requested		Account Value
elsewhere

	On the Date of Issue of the	Varies based on age of	Unit liquidation from
Cost of Insurance	Policy and on each Monthly	Insured and Duration of	Account Value
	Policy Date	Policy

		Annual rate of 0.90% of	Deducted from sub-
Mortality and Expense		the average daily net
	Deducted Daily		accounts as a Reduction in
Risk Fees		assets of each subaccount	Unit Value
of the Separate Account

	On the Date of Issue of the	$7.50 per month, plus	Unit liquidation from
Administrative Fees	Policy and on each Monthly	$0.07 per $1000 of Face	Account Value
	Policy Date	Amount

	On the Date of Issue of the	Amount varies depending	Unit liquidation from
Riders	Policy and on each Monthly	on the specifics of the	Account Value
	Policy Date	Policy

NATIONAL VARIABLE LIFE INSURANCE ACCOUNT
(A Separate Account of National Life Insurance Company)

NOTES TO THE FINANCIAL STATEMENTS (continued)

NOTE 3 - CHARGES AND EXPENSES (continued)

Charges and Deductions – Estate Provider Product

When Charge is
Description of Charge	Deducted	Amount Deducted	How Deducted

Premium Expense Charge	Upon receipt of Premium	7.40% - 10.40%	Deducted from Premium
	Payment	depending on Policy Year	Payment

	Upon surrender or lapse	Based on Joint Age at
issue or time of increase;
	before the end of Policy		Deducted from
Level up to 5 years,
Surrender Charge	Year 10, or the ten years		Accumulated Value upon
declines thereafter each
	after an increase in the		Surrender or Lapse
	Basic Coverage	month by 1/60 of initial
surrender charge

	On the Date of Issue of	Varies based on Net	Unit Liquidation from
Cost of Insurance Charge	the Policy and on each	amount at Risk, age of the	Account Value
	Monthly Policy Date	insureds and other factors

	On the Date of Issue of	0.75% - 0.90% in Policy	Unit Liquidation from
Variable Account Charge	the Policy and on each	Years 1 - 10; 0.25% -	Account Value
	Monthly Policy Date	0.35% after Policy Year 10

	On the Date of Issue of	$15.00 plus $0.08 per
Administrative Charge	the Policy and on each	$1000 of basic coverage in	Unit Liquidation from
	Monthly Policy Date	Policy Years 1 - 10; $7.50	Account Value
after Policy Year 10

Withdrawal Charge	Upon making a	The lesser of 2% of the	Deducted from the
	Withdrawal	Withdrawal amount or $25	Withdrawal amount

		$25 per transfer in excess	Deducted from the
Transfer Charge	Upon making a Transfer	of 12 transfers in any one	Transfer amount
Policy Year

At the end of each Policy
Loan Interest Spread	Year, or upon death,	1.3% - 2% annually of	Unit Liquidation from
	surrender or lapse, if	amount held as Collateral	Account Value
earlier

$25 maximum in New
	At the time Report is		Pro-Rata Unit Liquidation
Projection Report Charge		York, no maximum
	requested		from Account Value
elsewhere

	On the Date of Issue of	Amount varies depending	Unit Liquidation from
Riders	the Policy and on each	on the specifics of the	Account Value
	Monthly Policy Date	Policy

NATIONAL VARIABLE LIFE INSURANCE ACCOUNT
(A Separate Account of National Life Insurance Company)

NOTES TO THE FINANCIAL STATEMENTS (continued)

NOTE 3 - CHARGES AND EXPENSES (continued)

Charges and Deductions – Benefit Provider Product

When Charge is
Description of Charge	Deducted	Amount Deducted	How Deducted

5% - 15% of Premiums paid
during the Policy Year up to
the Target Premium, plus
	Upon receipt of		Deducted from Premium
Distribution Charge		2.5% of Premiums paid in
	Premium Payment		Payment
excess of the Target
Premium, depending on the
Policy Year

Amount varies by State, and
Premium Tax Charge	Upon receipt of	may range from 2% to as high	Deducted from Premium
	Premium Payment	as 12% for certain	Payment
jurisdictions in Kentucky

	On the Date of Issue of	Varies based on age of	Unit liquidation from
Cost of Insurance	the Policy and on each	Insured and Duration of the	Account Value
	Monthly Policy Date	Policy

	On the Date of Issue of	Currently $5.50 per month;
Policy Administration			Unit liquidation from
	the Policy and on each	Guaranteed not to exceed
Charge			Account Value
	Monthly Policy Date	$8.00 per month

	On the Date of Issue of	$1.67 per month in Policy	Unit liquidation from
Underwriting Charge	the Policy and on each	Year 1, and $3.75 per month	Account Value
	Monthly Policy Date	in Policy Years 2 – 5

Annual rate of 0% - 0.22% of
		the average daily net assets	Deducted from sub-
Mortality and Expense		of each sub-account of the
	Deducted Daily		accounts as a reduction
Risk Charge		Separate Account;	in Unit Value
Guaranteed not to exceed
Annual rate of 0.60%

Separate Account			Deducted from sub-
Administration Charge	Deducted Daily	Annual Rate of 0.10%	accounts as a reduction
in Unit Value

		$25 per Transfer in excess of	Deducted from Transfer
Transfer Charge	Upon making a Transfer	12 transfers in any one Policy	amount
Year

	On the Date of Issue of	Amount varies depending on	Unit liquidation from
Riders	the Policy and on each	the specifics of the Policy	Account Value
Monthly Policy Date

NATIONAL VARIABLE LIFE INSURANCE ACCOUNT
(A Separate Account of National Life Insurance Company)

NOTES TO THE FINANCIAL STATEMENTS (continued)

NOTE 4 - INVESTMENTS

The number of shares held and cost for each of the portfolios at December 31, 2007 are set forth below:

Portfolio		Shares	Cost

AIM Variable Insurance Funds
Dynamics Fund		85,132	$ 1,214,543
Global Health Care Fund		122,912	2,447,532
Technology Fund		115,752	1,482,690

Alger American Fund
Growth Portfolio		324,238	12,012,401
Leveraged AllCap Portfolio		52,277	2,037,181
Small Capitalization Portfolio		366,456	8,010,821

American Century Variable Portfolios
Income & Growth Portfolio		563,334	4,245,748
Inflation Protection		262,408	2,668,811
International Portfolio		422,870	4,024,167
Ultra Portfolio		9,792	102,379
Value Portfolio		1,576,710	12,583,803
Vista Portfolio		149,693	2,498,487

Dreyfus Variable Investment Fund
Appreciation Portfolio		18,872	822,354
Developing Leaders		1,813	70,459
Quality Bond Portfolio		16,644	186,459
Socially Responsible Growth Fund		13,392	349,950

DWS Variable Series II	(1)
Dreman High Return Equity Portfolio		30,055	417,991
Dreman Small Cap Value Portfolio		189,194	3,979,654

DWS VIP Funds	(1)
Equity 500 Index Fund		101,150	1,312,010
Small Cap Index Fund		30,504	462,005

Franklin Templeton Variable Insurance Products Trust
Foreign Securities Fund		275,700	4,774,127
Mutual Shares Securities Fund		63,862	1,247,620
Global Real Estate Fund	(2)	61,009	1,897,310
Small Capitalization Fund		10,186	225,046
Small Cap Value Securities Fund		35,606	649,220

JP Morgan Series Trust II
International Equity Portfolio		337,440	4,661,403
Small Company Portfolio		99,644	1,648,433

Morgan Stanley Universal Institutional Funds
Core Plus Fixed Income Portfolio		214,189	2,392,456
Emerging Markets Equity Portfolio		37,148	790,935
High Yield Portfolio		6,342	85,769
US Real Estate Portfolio		12,703	327,383
(1)	Effective February 6, 2006, the Scudder Variable Series II Funds and the Scudder VIP Funds were renamed the DWS Variable Series II Funds and the DWS VIP Funds.

(2)	Formerly the Franklin Real Estate Fund.

NATIONAL VARIABLE LIFE INSURANCE ACCOUNT
(A Separate Account of National Life Insurance Company)

NOTES TO THE FINANCIAL STATEMENTS (continued)

NOTE 4 - INVESTMENTS (continued)

The number of shares held and cost for each of the portfolios at December 31, 2007 are set forth below:

Portfolio		Shares	Cost

Neuberger Berman Advisors Management Trust
Fasciano Maturity Portfolio		191,788	$ 2,795,988
Limited Maturity Portfolio		293,377	3,769,688
Mid Cap Growth Portfolio		15,862	388,483
Partners Portfolio		180,597	3,711,009

Sentinel Variable Products Trust
Balanced Fund		383,210	4,629,997
Bond Fund		632,446	6,356,952
Common Stock Fund		2,709,877	32,530,408
Mid Cap Growth Fund	(3)	991,699	9,261,604
Money Market Fund		7,559,914	7,559,914
Small Company Fund		1,528,825	22,279,865

T Rowe Price Equity Series
Blue Chip Growth Portfolio		431,703	4,406,837
Equity Income Portfolio		41,288	1,004,772
Health Sciences Portfolio		55,621	715,947

Variable Insurance Product Funds
Contrafund Portfolio		611,219	17,789,554
Equity Income Portfolio		706,973	17,704,582
Growth Portfolio		439,854	14,726,196
High Income Portfolio		1,035,062	6,662,251
Index 500 Portfolio		319,962	45,023,667
Investment Grade Bond Portfolio		619,313	7,756,870
Mid Cap Portfolio		93,164	3,154,734
Overseas Portfolio		745,154	15,102,225

Wells Fargo Variable Trust Funds
Discovery		472,704	6,699,730
Opportunity		242,335	5,490,720

(3)	During 2006, the assets of the Sentinel Variable Products Trust Growth Index Fund were merged into the Sentinel Variable Products Trust Mid Cap Growth Fund.

The cost also represents the aggregate cost for federal income tax purposes.

NATIONAL VARIABLE LIFE INSURANCE ACCOUNT
(A Separate Account of National Life Insurance Company)

NOTES TO THE FINANCIAL STATEMENTS (continued)

NOTE 5 - PURCHASES AND SALES OF PORTFOLIO SHARES

Purchases and proceeds from sales of shares in the portfolios for the year ended December 31, 2007 aggregated the following:

			Sales
Portfolio		Purchases	Proceeds

AIM Variable Insurance Funds
Dynamics Fund		$ 290,123	$ 496,785
Global Health Care Fund		566,147	678,042
Technology Fund		393,608	459,346

Alger American Fund
Growth Portfolio		2,397,894	3,633,477
Leveraged AllCap Portfolio		931,139	528,538
Small Capitalization Portfolio		1,628,030	2,527,075

American Century Variable Portfolios
Income & Growth Portfolio		1,102,357	1,110,686
Inflation Protection		1,140,756	464,204
International Portfolio		1,752,218	1,153,058
Ultra Portfolio		27,934	11,412
Value Portfolio		4,329,398	3,000,948
Vista Portfolio		1,253,129	2,259,341

Dreyfus Variable Investment Fund
Appreciation Portfolio		933,661	3,211,461
Developing Leaders		37,191	11,693
Quality Bond Portfolio		125,212	85,526
Socially Responsible Growth Fund		95,607	106,098

DWS Variable Series II	(1)
Dreman High Return Equity Portfolio		109,826	57,785
Dreman Small Cap Value Portfolio		3,145,060	644,741

DWS VIP Funds	(1)
Equity 500 Index Fund		175,365	497,616
Small Cap Index Fund		365,022	173,333

Franklin Templeton Variable Insurance Products Trust
Foreign Securities Fund		2,056,734	985,286
Mutual Shares Securities Fund		525,154	280,754
Global Real Estate Fund	(2)	943,552	581,770
Small Capitalization Fund		109,280	37,519
Small Cap Value Securities Fund		308,312	332,300

JP Morgan Series Trust II
International Equity Portfolio		2,582,304	1,036,725
Small Company Portfolio		431,725	442,598

Morgan Stanley Universal Institutional Funds
Core Plus Fixed Income Portfolio		2,629,388	329,264
Emerging Markets Equity Portfolio		755,259	140,938
High Yield Portfolio		18,383	7,350
US Real Estate Portfolio		149,107	227,525

(1)	Effective February 6, 2006, the Scudder Variable Series II Funds and the Scudder VIP Funds were renamed the DWS Variable Series II Funds and the DWS VIP Funds.

(2)	Formerly the Franklin Real Estate Fund.

NATIONAL VARIABLE LIFE INSURANCE ACCOUNT
(A Separate Account of National Life Insurance Company)

NOTES TO THE FINANCIAL STATEMENTS (continued)

NOTE 5 - PURCHASES AND SALES OF PORTFOLIO SHARES (continued)

Purchases and proceeds from sales of shares in the portfolios for the year ended December 31, 2007 aggregated the following:

			Sales
Portfolio		Purchases	Proceeds

Neuberger Berman Advisors Management Trust
Fasciano Maturity Portfolio		$ 1,055,075	$ 679,583
Limited Maturity Portfolio		1,551,268	730,871
Mid Cap Growth Portfolio		241,363	120,162
Partners Portfolio		1,078,795	1,018,010

Sentinel Variable Products Trust
Balanced Fund		1,248,009	1,017,484
Bond Fund		1,808,251	1,547,948
Common Stock Fund		9,227,099	7,124,167
Mid Cap Growth Fund	(3)	1,744,272	2,712,779
Money Market Fund		7,287,612	14,537,668
Small Company Fund		5,641,194	4,333,845

T Rowe Price Equity Series
Blue Chip Growth Portfolio		1,798,095	2,159,299
Equity Income Portfolio		525,981	152,744
Health Sciences Portfolio		434,626	802,708

Variable Insurance Product Funds
Contrafund Portfolio		7,022,562	3,260,808
Equity Income Portfolio		6,136,418	3,243,704
Growth Portfolio		3,265,493	5,261,219
High Income Portfolio		1,886,735	1,430,604
Index 500 Portfolio		10,288,823	11,761,495
Investment Grade Bond Portfolio		2,561,761	1,874,237
Mid Cap Portfolio		1,351,608	921,783
Overseas Portfolio		6,494,343	3,870,020

Wells Fargo Variable Trust Funds
Discovery		1,361,573	1,882,358
Opportunity		2,337,917	1,112,606

(3)	During 2006, the assets of the Sentinel Variable Products Trust Growth Index Fund were merged into the Sentinel Variable Products Trust Mid Cap Growth Fund.

NATIONAL VARIABLE LIFE INSURANCE
ACCOUNT
(A Separate Account of National Life Insurance
Company)
NOTES TO THE FINANCIAL STATEMENTS
(continued)
NOTE 6 - CHANGES IN
UNITS

				FOR THE YEAR ENDED DECEMBER 31, 2007

VT = VariTrak Product
EP = Estate Provider
Product
BP = Benefit Provider
Product	AIM Variable Insurance Funds			AIM Variable Insurance Funds			AIM Variable Insurance Funds
		Dynamics			Global Health Care			Technology

Units Issued,
Transferred	VT	EP	BP	VT	EP	BP	VT	EP	BP

and Redeemed:
Beginning balance	146,960.78	19,372.68	25,871.93	242,414.16	16,861.25	25,763.61	337,298.27	5,240.53	51,317.04
Units issued	15,138.65	321.78	6,603.96	40,140.04	683.75	2,150.34	64,655.48	442.46	5,628.89
Units transferred	(6,700.75)	(5,569.50)	1,914.55	(10,500.93)	9.14	(5,706.42)	(12,367.64)	(30.20)	(27,456.52)
Units redeemed	(20,939.03)	(221.17)	(5,973.33)	(36,696.13)	(979.77)	(269.30)	(56,392.40)	(238.94)	(1,701.89)

Ending balance	134,459.65	13,903.79	28,417.11	235,357.14	16,574.37	21,938.23	333,193.71	5,413.85	27,787.52

	Alger American Fund				Alger American Fund			Alger American Fund
		Growth			Leveraged AllCap			Small Capitalization

Units Issued,
Transferred	VT	EP	BP	VT	EP	BP	VT	EP	BP

and Redeemed:
Beginning balance	626,615.23	20,570.35	23,671.37	136,089.44	7,062.04	70,907.42	694,956.09	15,508.82	11,564.16
Units issued	69,412.16	1,528.79	1,471.28	21,523.80	1,429.36	9,286.89	60,351.82	113.82	911.26
Units transferred	(25,845.71)	(1,626.23)	206.75	21,301.57	3,872.34	22,975.71	(16,856.53)	(3,764.10)	853.66
Units redeemed	(97,341.53)	(1,088.35)	(872.23)	(24,108.52)	(419.37)	(1,669.41)	(92,781.38)	(249.36)	(456.53)

Ending balance	572,840.15	19,384.56	24,477.17	154,806.29	11,944.37	101,500.61	645,670.00	11,609.18	12,872.55

		American Century			American Century			American Century
		Variable Portfolios			Variable Portfolios			Variable Portfolios
		Income & Growth			Inflation Protection			International

Units Issued,
Transferred	VT	EP	BP	VT	EP	BP	VT	EP	BP

and Redeemed:
Beginning balance	272,398.45	38,155.66	42,467.27	162,617.08	13,288.97	69,977.16	225,619.35	10,883.61	-
Units issued	35,058.64	3,378.05	2,392.19	34,514.02	7,125.13	-	44,180.61	2,756.06	-
Units transferred	5,533.61	(5,157.13)	1,788.47	22,447.04	13,528.28	-	16,491.76	2,811.29	-
Units redeemed	(33,198.05)	(3,413.13)	(13,083.37)	(22,490.56)	(2,768.00)	(1,244.99)	(30,145.52)	(1,028.51)	-

Ending balance	279,792.65	32,963.45	33,564.56	197,087.58	31,174.38	68,732.17	256,146.20	15,422.45	-

NATIONAL VARIABLE LIFE INSURANCE
ACCOUNT
(A Separate Account of National Life Insurance
Company)
NOTES TO THE FINANCIAL STATEMENTS (continued)
NOTE 6 - CHANGES IN UNITS
(continued)

			FOR THE YEAR ENDED DECEMBER 31, 2007

VT = VariTrak Product
EP = Estate Provider
Product		American Century			American Century		American Century
BP = Benefit Provider
Product		Variable Portfolios			Variable Portfolios		Variable Portfolios
		Ultra			Value		Vista

Units Issued,
Transferred	VT	EP	BP	VT	EP	BP	VT	EP	BP

and Redeemed:
Beginning balance	4,781.78	3,132.95	-	463,154.91	46,852.78	128,326.16	242,497.80	10,046.61	-
Units issued	978.86	307.35	-	71,630.41	4,417.26	6,526.24	35,796.96	1,217.79	-
Units transferred	178.64	628.28	-	22,898.45	2,920.39	(32,778.86)	(75,637.57)	(973.78)	-
Units redeemed	(373.06)	(289.13)	-	(61,148.76)	(2,450.91)	(12,076.84)	(23,104.30)	(706.32)	-

Ending balance	5,566.22	3,779.45	-	496,535.01	51,739.52	89,996.70	179,552.89	9,584.30	-

		Dreyfus Variable		Dreyfus Variable				Dreyfus Variable
		Investment Fund		Investment Fund				Investment Fund
		Appreciation		Developing Leaders				Quality Bond

Units Issued,
Transferred	VT	EP	BP	VT	EP	BP	VT	EP	BP

and Redeemed:
Beginning balance	238,561.89	7,264.56	-	3,930.11	-	-	12,253.35	1,142.22	-
Units issued	32,856.69	1,439.58	-	1,708.02	-	-	3,127.23	-	-
Units transferred	(191,951.74)	(1,968.90)	-	750.19	-	-	2,368.74	-	-
Units redeemed	(20,713.71)	(1,153.56)	-	(744.90)	-	-	(2,338.73)	(194.50)	-

Ending balance	58,753.13	5,581.68	-	5,643.42	-	-	15,410.59	947.72	-

		Dreyfus Variable
		Investment Fund			DWS			DWS
	Socially Responsible Growth			Dreman High Return Equity (1)			Dreman Small Cap Value (1)

Units Issued,
Transferred	VT	EP	BP	VT	EP	BP	VT	EP	BP

and Redeemed:
Beginning balance	42,843.51	1,621.24	13,903.19	28,419.21	-	-	94,237.43	4,349.37	-
Units issued	7,166.46	50.66	1,299.94	3,276.23	-	-	24,318.04	2,080.37	-
Units transferred	(620.37)	-	(428.88)	2,040.58	-	-	117,053.41	10,487.78	-
Units redeemed	(7,679.28)	(39.53)	(1,047.75)	(1,979.25)	-	-	(20,110.29)	(720.12)	-

Ending balance	41,710.32	1,632.37	13,726.50	31,756.77	-	-	215,498.59	16,197.40	-

(1) Effective February 6, 2006, the Scudder Variable Series II Funds and the Scudder VIP Funds were renamed the DWS Variable
Series II Funds
and the DWS VIP
Funds.

NATIONAL VARIABLE LIFE INSURANCE
ACCOUNT
(A Separate Account of National Life Insurance
Company)
NOTES TO THE FINANCIAL STATEMENTS
(continued)
NOTE 6 - CHANGES IN UNITS
(continued)

				FOR THE YEAR ENDED DECEMBER 31, 2007

VT = VariTrak Product
EP = Estate Provider
Product							Franklin Templeton Variable
BP = Benefit Provider
Product	DWS VIP Funds				DWS VIP Funds		Insurance Products Trust
	Equity 500 Index (1)			Small Cap Index (1)			Foreign Securities

Units Issued,
Transferred	VT	EP	BP	VT	EP	BP	VT	EP	BP

and Redeemed:
Beginning balance	-	-	114,730.14	-	-	14,404.27	252,143.07	18,023.51	-
Units issued	-	-	11,201.55	-	-	1,758.23	44,108.75	4,889.68	-
Units transferred	-	-	(18,470.96)	-	-	19,397.75	21,419.40	10,743.87	-
Units redeemed	-	-	(24,669.18)	-	-	(8,605.17)	(30,202.42)	(1,427.81)	-

Ending balance	-	-	82,791.55	-	-	26,955.08	287,468.80	32,229.25	-

	Franklin Templeton Variable			Franklin Templeton Variable			Franklin Templeton Variable
	Insurance Products Trust			Insurance Products Trust			Insurance Products Trust
	Mutual Shares Securities			Global Real Estate (2)			Small Capitalization

Units Issued,
Transferred	VT	EP	BP	VT	EP	BP	VT	EP	BP

and Redeemed:
Beginning balance	69,236.47	6,376.77	-	84,906.32	7,680.18	-	12,295.00	591.71	-
Units issued	9,381.49	1,078.12	-	15,048.71	371.29	-	3,148.06	99.37	-
Units transferred	9,886.82	193.32	-	13,371.13	2,258.64	-	2,850.31	-	-
Units redeemed	(7,209.62)	(308.04)	-	(17,485.53)	(419.66)	-	(1,549.55)	(229.11)	-

Ending balance	81,295.16	7,340.17	-	95,840.63	9,890.45	-	16,743.82	461.97	-

	Franklin Templeton Variable
	Insurance Products Trust			JP Morgan Series Trust II			JP Morgan Series Trust II
	Small Cap Value Securities			International Equity			Small Company

Units Issued,
Transferred	VT	EP	BP	VT	EP	BP	VT	EP	BP

and Redeemed:
Beginning balance	40,260.12	5,222.17	-	211,123.78	18,394.97	10,985.12	78,633.20	21,893.72	2,506.13
Units issued	5,662.96	1,508.43	-	33,598.24	1,321.90	2,676.95	7,590.71	1,522.08	268.03
Units transferred	(1,487.37)	77.61	-	14,893.60	2,768.37	66,240.91	1,299.82	(4,605.48)	(451.48)
Units redeemed	(9,181.14)	(465.37)	-	(29,461.44)	(1,583.96)	(833.99)	(8,401.16)	(2,388.19)	(25.46)

Ending balance	35,254.57	6,342.84	-	230,154.18	20,901.28	79,068.99	79,122.57	16,422.13	2,297.22

(1) Effective February 6, 2006, the Scudder Variable Series II Funds and the Scudder VIP Funds were renamed the DWS Variable
Series II Funds
and the DWS VIP
Funds.
(2) Formerly the Franklin Real Estate
Fund

NATIONAL VARIABLE LIFE INSURANCE
ACCOUNT
(A Separate Account of National Life Insurance
Company)
NOTES TO THE FINANCIAL STATEMENTS
(continued)
NOTE 6 - CHANGES IN UNITS
(continued)

				FOR THE YEAR ENDED DECEMBER 31, 2007

VT = VariTrak Product
EP = Estate Provider
Product	Morgan Stanley Universal			Morgan Stanley Universal			Morgan Stanley Universal
BP = Benefit Provider
Product	Institutional Funds				Institutional Funds			Institutional Funds
	Core Plus Fixed Income				Emerging Markets			High Yield

Units Issued,
Transferred	VT	EP	BP	VT	EP	BP	VT	EP	BP

and Redeemed:
Beginning balance	-	-	61,501.32	-	-	72,806.65	-	-	61,922.11
Units issued	-	-	52,578.57	-	-	5,538.91	-	-	7,320.09
Units transferred	-	-	1,447,331.10	-	-	220,250.52	-	-	(2,405.39)
Units redeemed	-	-	(5,522.61)	-	-	(25,689.41)	-	-	(1,144.91)

Ending balance	-	-	1,555,888.38	-	-	272,906.67	-	-	65,691.90

		Morgan Stanley Universal			Neuberger Berman Advisors		Neuberger Berman Advisors
		Institutional Funds			Management Trust			Management Trust
		US Real Estate			Fasciano			Limited Maturity

Units Issued,
Transferred	VT	EP	BP	VT	EP	BP	VT	EP	BP

and Redeemed:
Beginning balance	-	-	123,856.08	198,687.26	8,693.66	-	267,744.16	14,705.29	-
Units issued	-	-	6,288.58	38,243.84	3,523.57	-	54,968.84	4,123.87	-
Units transferred	-	-	(19,901.62)	14,601.50	2,425.77	-	40,257.37	14,893.88	-
Units redeemed	-	-	(21,252.75)	(26,957.31)	(663.20)	-	(41,480.78)	(2,582.75)	-

Ending balance	-	-	88,990.29	224,575.29	13,979.80	-	321,489.59	31,140.29	-

	Neuberger Berman Advisors			Neuberger Berman Advisors				Sentinel Variable
		Management Trust			Management Trust			Products Trust
		Mid Cap Growth			Partners			Balanced

Units Issued,
Transferred	VT	EP	BP	VT	EP	BP	VT	EP	BP

and Redeemed:
Beginning balance	15,053.86	2,519.72	-	161,432.22	39,639.77	16,843.78	180,322.61	63,050.34	5,158.74
Units issued	2,886.41	269.97	-	18,467.29	2,197.71	1,398.23	26,845.76	4,336.26	255.06
Units transferred	8,611.48	(2,433.16)	-	(11,753.37)	(1,192.07)	(3,714.55)	(1,323.27)	218.94	152.78
Units redeemed	(1,655.05)	(114.94)	-	(18,483.24)	(2,077.08)	(359.64)	(26,453.96)	(11,115.65)	(83.25)

Ending balance	24,896.70	241.59	-	149,662.90	38,568.33	14,167.82	179,391.14	56,489.89	5,483.33

NATIONAL VARIABLE LIFE INSURANCE
ACCOUNT
(A Separate Account of National Life Insurance
Company)
NOTES TO THE FINANCIAL STATEMENTS
(continued)
NOTE 6 - CHANGES IN UNITS
(continued)

				FOR THE YEAR ENDED DECEMBER 31, 2007

VT = VariTrak
Product
EP = Estate Provider
Product	Sentinel Variable				Sentinel Variable			Sentinel Variable
BP = Benefit
Provider Product		Products Trust			Products Trust			Products Trust
		Bond			Common Stock			Growth Index (3)

Units Issued,
Transferred	VT	EP	BP	VT	EP	BP	VT	EP	BP

and Redeemed:
Beginning balance	320,016.34	42,429.92	3,908.19	1,415,501.50	73,573.59	20,189.30	-	-	-
Units issued	43,677.01	10,086.95	650.80	183,136.01	8,169.95	4,485.49	-	-	-
Units transferred	12,502.06	(4,764.92)	(217.51)	37,577.74	4,397.85	53,748.99	-	-	-
Units redeemed	(52,452.26)	(6,057.84)	(63.43)	(210,895.02)	(6,809.09)	(893.93)	-	-	-

Ending balance	323,743.15	41,694.11	4,278.05	1,425,320.23	79,332.30	77,529.85	-	-	-

		Sentinel Variable			Sentinel Variable			Sentinel Variable
		Products Trust			Products Trust			Products Trust
		Mid Cap Growth			Money Market			Small Company

Units Issued,
Transferred	VT	EP	BP	VT	EP	BP	VT	EP	BP

and Redeemed:
Beginning balance	434,409.95	69,281.54	48,477.29	553,949.50	102,908.55	4,820,962.17	425,635.37	65,444.83	74,101.79
Units issued	49,652.83	5,217.30	3,994.38	173,086.23	30,645.43	81,558.39	55,099.80	2,936.75	4,954.56
Units transferred	(16,299.77)	(4,594.11)	(4,015.82)	(139,641.11)	1,255.99	(4,114,961.44)	(10,497.13)	300.83	(8,124.57)
Units redeemed	(67,425.26)	(4,108.37)	(386.68)	(158,953.71)	(33,109.55)	(656,208.26)	(57,233.55)	(2,502.82)	(4,423.85)

Ending balance	400,337.75	65,796.36	48,069.17	428,440.91	101,700.42	131,350.86	413,004.49	66,179.59	66,507.93

		T Rowe Price			T Rowe Price			T Rowe Price
		Equity Series			Equity Series			Equity Series
	Blue Chip Growth				Equity Income			Health Sciences

Units Issued,
Transferred	VT	EP	BP	VT	EP	BP	VT	EP	BP

and Redeemed:
Beginning balance	371,306.64	21,863.23	-	44,136.98	4,392.91	-	78,302.40	5,685.50	-
Units issued	66,051.32	5,139.51	-	8,099.20	2,636.57	-	13,787.95	584.22	-
Units transferred	(50,379.41)	4,173.33	-	17,492.93	203.22	-	(38,395.51)	(861.42)	-
Units redeemed	(47,897.49)	(2,208.16)	-	(6,515.61)	(325.76)	-	(6,825.28)	(197.85)	-

Ending balance	339,081.06	28,967.91	-	63,213.50	6,906.94	-	46,869.56	5,210.45	-

(3) During 2006, the assets of the Sentinel Variable Products Trust Growth Index Fund were merged into the
	Sentinel Variable Products
	Trust Mid Cap Growth
	Fund.

NATIONAL VARIABLE LIFE
INSURANCE ACCOUNT
(A Separate Account of National Life Insurance
Company)
NOTES TO THE FINANCIAL STATEMENTS
(continued)
NOTE 6 - CHANGES IN UNITS
(continued)

				FOR THE YEAR ENDED DECEMBER 31, 2007

VT = VariTrak
Product
EP = Estate Provider
Product	Variable Insurance			Variable Insurance				Variable Insurance
BP = Benefit
Provider Product	Product Funds				Product Funds			Product Funds
		Contrafund			Equity Income			Growth

Units Issued,
Transferred	VT	EP	BP	VT	EP	BP	VT	EP	BP

and Redeemed:
Beginning balance	514,718.55	69,805.95	-	291,626.20	18,009.29	-	366,019.73	132,280.00	-
Units issued	53,879.23	5,316.29	-	29,875.40	1,613.54	-	39,124.87	9,130.10	-
Units transferred	(894.99)	(1,412.81)	-	34,629.52	2,263.86	-	(12,918.36)	(45,997.85)	-
Units redeemed	(66,130.45)	(3,138.34)	-	(41,190.88)	(829.62)	-	(52,944.56)	(6,938.45)	-

Ending balance	501,572.34	70,571.09	-	314,940.24	21,057.07	-	339,281.68	88,473.80	-

	Variable Insurance				Variable Insurance			Variable Insurance
	Product Funds				Product Funds			Product Funds
		High Income			Index 500		Investment Grade Bond

Units Issued,
Transferred	VT	EP	BP	VT	EP	BP	VT	EP	BP

and Redeemed:
Beginning balance	177,852.95	54,253.41	-	1,224,228.80	636,799.54	-	414,177.80	69,278.91	345,244.51
Units issued	21,639.54	4,255.71	-	157,494.89	46,564.28	-	73,688.81	10,323.38	21,621.82
Units transferred	2,987.92	(7,434.93)	-	(24,707.18)	(24,058.18)	-	29,302.06	(4,361.79)	60,615.05
Units redeemed	(22,097.10)	(4,754.06)	-	(199,353.63)	(55,840.90)	-	(69,758.51)	(3,491.06)	(112,219.47)

Ending balance	180,383.31	46,320.13	-	1,157,662.88	603,464.74	-	447,410.16	71,749.44	315,261.91

	Variable Insurance			Variable Insurance				Wells Fargo
	Product Funds				Product Funds			Variable Trust Funds
		Mid Cap			Overseas			Discovery

Units Issued,
Transferred	VT	EP	BP	VT	EP	BP	VT	EP	BP

and Redeemed:
Beginning balance	163,506.72	10,074.54	-	403,893.06	79,034.81	386,019.88	460,989.98	46,740.44	29,538.49
Units issued	27,197.93	2,378.08	-	39,886.54	6,315.88	26,024.73	54,370.37	2,205.51	3,373.74
Units transferred	7,928.07	(1,291.03)	-	48,381.72	7,271.50	55,852.55	(19,130.73)	(2,556.76)	1,878.54
Units redeemed	(27,386.40)	(342.37)	-	(65,127.46)	(5,402.75)	(33,155.21)	(62,883.62)	(5,467.83)	(692.21)

Ending balance	171,246.32	10,819.22	-	427,033.86	87,219.44	434,741.95	433,346.00	40,921.36	34,098.56

NATIONAL VARIABLE LIFE INSURANCE ACCOUNT
(A Separate Account of National Life Insurance Company)
NOTES TO THE FINANCIAL STATEMENTS (continued)
NOTE 6 - CHANGES IN UNITS (continued)

	FOR THE YEAR ENDED DECEMBER 31, 2007

VT = VariTrak Product
EP = Estate Provider Product		Wells Fargo
BP = Benefit Provider Product		Variable Trust Funds
		Opportunity

Units Issued, Transferred	VT	EP	BP

and Redeemed:
Beginning balance	175,603.69	30,602.42	12,956.49
Units issued	18,916.86	2,856.74	1,368.88
Units transferred	(6,475.95)	(2,211.99)	16,335.91
Units redeemed	(21,686.31)	(1,677.12)	(524.20)

Ending balance	166,358.29	29,570.05	30,137.08

NATIONAL VARIABLE LIFE INSURANCE
ACCOUNT
(A Separate Account of National Life Insurance
Company)
NOTES TO THE FINANCIAL STATEMENTS
(continued)
NOTE 6 - CHANGES IN
UNITS
			FOR THE YEAR ENDED DECEMBER 31, 2006

VT = VariTrak Product
EP = Estate Provider
Product
BP = Benefit Provider
Product	AIM Variable Insurance Funds			AIM Variable Insurance Funds			AIM Variable Insurance Funds
		Dynamics			Global Health Care			Technology

Units Issued,
Transferred	VT	EP	BP	VT	EP	BP	VT	EP	BP

and Redeemed:
Beginning balance	145,322.37	19,340.06	24,421.27	227,540.39	16,478.45	24,262.24	325,765.07	6,910.65	47,427.46
Units issued	18,619.02	200.55	7,043.44	49,136.00	1,333.43	3,140.80	66,478.32	704.09	7,927.34
Units transferred	(3,147.48)	(45.45)	24.63	1,464.04	5.16	34.15	(5,235.09)	(412.45)	39.34
Units redeemed	(13,833.13)	(122.48)	(5,617.41)	(35,726.27)	(955.79)	(1,673.58)	(49,710.03)	(1,961.76)	(4,077.10)

Ending balance	146,960.78	19,372.68	25,871.93	242,414.16	16,861.25	25,763.61	337,298.27	5,240.53	51,317.04

	Alger American Fund			Alger American Fund			Alger American Fund
		Growth			Leveraged AllCap		Small Capitalization

Units Issued,
Transferred	VT	EP	BP	VT	EP	BP	VT	EP	BP

and Redeemed:
Beginning balance	668,877.90	19,015.98	24,575.64	134,929.26	6,735.28	24,968.33	750,611.80	18,085.98	8,529.08
Units issued	95,177.77	1,942.96	2,359.83	20,130.49	619.03	6,742.49	76,819.85	792.53	672.80
Units transferred	(22,185.48)	580.64	(2,366.94)	(6,955.14)	(22.05)	40,247.39	(21,747.48)	(3,018.85)	2,700.82
Units redeemed	(115,254.96)	(969.23)	(897.16)	(12,015.17)	(270.22)	(1,050.79)	(110,728.08)	(350.84)	(338.54)

Ending balance	626,615.23	20,570.35	23,671.37	136,089.44	7,062.04	70,907.42	694,956.09	15,508.82	11,564.16

		American Century			American Century			American Century
	Variable Portfolios				Variable Portfolios			Variable Portfolios
		Income & Growth			Inflation Protection			International

Units Issued,
Transferred	VT	EP	BP	VT	EP	BP	VT	EP	BP

and Redeemed:
Beginning balance	283,011.53	41,767.48	175,652.52	124,440.40	5,172.13	62,873.52	176,818.94	5,736.79	-
Units issued	44,583.13	3,806.85	2,948.60	31,797.30	1,066.84	8,513.54	41,848.05	1,312.02	-
Units transferred	(13,342.82)	(2,805.18)	4,549.39	34,756.32	7,754.34	-	37,335.68	4,403.21	-
Units redeemed	(41,853.39)	(4,613.49)	(140,683.24)	(28,376.94)	(704.34)	(1,409.90)	(30,383.32)	(568.41)	-

Ending balance	272,398.45	38,155.66	42,467.27	162,617.08	13,288.97	69,977.16	225,619.35	10,883.61	-

NATIONAL VARIABLE LIFE INSURANCE
ACCOUNT
(A Separate Account of National Life Insurance
Company)
NOTES TO THE FINANCIAL STATEMENTS
(continued)
NOTE 6 - CHANGES IN UNITS
(continued)
				FOR THE YEAR ENDED DECEMBER 31, 2006

VT = VariTrak Product
EP = Estate Provider
Product	American Century				American Century			American Century
BP = Benefit Provider
Product	Variable Portfolios				Variable Portfolios			Variable Portfolios
		Ultra			Value			Vista

Units Issued,
Transferred	VT	EP	BP	VT	EP	BP	VT	EP	BP

and Redeemed:
Beginning balance	6,320.98	2,999.58	-	452,544.11	50,755.33	136,553.05	177,627.79	4,730.00		-
Units issued	1,196.32	356.34	-	85,094.21	5,618.45	8,279.07	44,155.35	1,345.82		-
Units transferred	(2,282.28)	42.43	-	(9,234.90)	(2,002.08)	(6,696.52)	57,771.84	4,376.84		-
Units redeemed	(453.24)	(265.40)	-	(65,248.51)	(7,518.92)	(9,809.44)	(37,057.18)	(406.05)		-

Ending balance	4,781.78	3,132.95	-	463,154.91	46,852.78	128,326.16	242,497.80	10,046.61		-

		Dreyfus			Dreyfus			Dreyfus
	Investment Fund				Investment Fund			Investment Fund
		Appreciation		Developing Leaders				Quality Bond

Units Issued,
Transferred	VT	EP	BP	VT	EP	BP	VT	EP	BP

and Redeemed:
Beginning balance	177,936.62	3,901.65	-	2,555.34	340.10	-	8,846.22	1,311.44		-
Units issued	50,733.61	1,528.42	-	1,684.10	-	-	2,604.23	-		-
Units transferred	50,716.41	2,166.41	-	315.06	(340.10)	-	2,276.70	-		-
Units redeemed	(40,824.75)	(331.92)	-	(624.39)	-	-	(1,473.80)	(169.22)		-

Ending balance	238,561.89	7,264.56	-	3,930.11	-	-	12,253.35	1,142.22		-

	Dreyfus Variable
	Investment Fund				DWS			DWS
	Socially Responsible Growth			Dreman High Return Equity (1)			Dreman Small Cap Value (1)

Units Issued,
Transferred	VT	EP	BP	VT	EP	BP	VT	EP	BP

and Redeemed:
Beginning balance	38,682.66	1,626.41	13,040.72	21,752.47	32.12	-	68,791.19	3,840.40		-
Units issued	8,292.82	38.64	3,442.58	4,554.23	129.88	-	17,033.77	1,151.17		-
Units transferred	819.95	-	-	3,861.61	(0.20)	-	23,126.19	(188.32)		-
Units redeemed	(4,951.92)	(43.81)	(2,580.11)	(1,749.10)	(161.80)	-	(14,713.72)	(453.88)		-

Ending balance	42,843.51	1,621.24	13,903.19	28,419.21	-	-	94,237.43	4,349.37		-

(1) Effective February 6, 2006, the Scudder Variable Series II Funds and the Scudder VIP Funds were renamed the DWS Variable
Series II Funds
and the DWS VIP
Funds.

NATIONAL VARIABLE LIFE INSURANCE
ACCOUNT
(A Separate Account of National Life Insurance
Company)
NOTES TO THE FINANCIAL STATEMENTS
(continued)
NOTE 6 - CHANGES IN UNITS
(continued)
			FOR THE YEAR ENDED DECEMBER 31, 2006

VT = VariTrak Product
EP = Estate Provider
Product							Franklin Templeton Variable
BP = Benefit Provider
Product		DWS VIP Funds		DWS VIP Funds			Insurance Products Trust
		Equity 500 Index (1)		Small Cap Index (1)				Foreign Securities

Units Issued,
Transferred	VT	EP	BP	VT	EP	BP	VT	EP	BP

and Redeemed:
Beginning balance	-	-	109,140.40	-	-	15,286.73	194,715.70	12,301.93	-
Units issued	-	-	6,618.26	-	-	1,190.88	44,742.38	1,768.93	-
Units transferred	-	-	5,487.22	-	-	(2.57)	46,211.31	4,758.59	-
Units redeemed	-	-	(6,515.74)	-	-	(2,070.77)	(33,526.32)	(805.94)	-

Ending balance	-	-	114,730.14	-	-	14,404.27	252,143.07	18,023.51	-

		Franklin Templeton		Franklin Templeton				Franklin Templeton
	Insurance Products Trust			Insurance Products Trust			Insurance Products Trust
	Mutual Shares Securities				Real Estate			Small Capitalization

Units Issued,
Transferred	VT	EP	BP	VT	EP	BP	VT	EP	BP

and Redeemed:
Beginning balance	45,725.45	2,272.95	-	68,188.72	8,057.19	-	7,080.48	622.52	-
Units issued	6,450.14	423.46	-	13,161.01	1,426.00	-	2,434.65	312.70	-
Units transferred	21,379.64	3,833.12	-	13,597.42	(1,087.53)	-	3,958.26	-	-
Units redeemed	(4,318.76)	(152.76)	-	(10,040.83)	(715.48)	-	(1,178.39)	(343.51)	-

Ending balance	69,236.47	6,376.77	-	84,906.32	7,680.18	-	12,295.00	591.71	-

	Franklin Templeton Variable
	Insurance Products Trust			JP Morgan Series Trust II			JP Morgan Series Trust II
	Small Cap Value Securities			International Equity				Small Company

Units Issued,
Transferred	VT	EP	BP	VT	EP	BP	VT	EP	BP

and Redeemed:
Beginning balance	37,336.77	4,847.77	-	196,854.63	21,013.44	12,621.61	89,983.76	24,620.67	3,354.63
Units issued	7,956.86	1,153.25	-	38,133.00	989.46	914.81	12,223.42	1,764.07	261.51
Units transferred	(1,153.19)	(222.81)	-	8,934.99	(2,149.57)	(1,699.11)	(8,651.34)	(216.65)	(197.41)
Units redeemed	(3,880.32)	(556.04)	-	(32,798.84)	(1,458.36)	(852.19)	(14,922.64)	(4,274.37)	(912.60)

Ending balance	40,260.12	5,222.17	-	211,123.78	18,394.97	10,985.12	78,633.20	21,893.72	2,506.13

(1) Effective February 6, 2006, the Scudder Variable Series II Funds and the Scudder VIP Funds were renamed the DWS Variable
Series II Funds and the DWS VIP Funds.

NATIONAL VARIABLE LIFE INSURANCE
ACCOUNT
(A Separate Account of National Life Insurance
Company)
NOTES TO THE FINANCIAL STATEMENTS
(continued)
NOTE 6 - CHANGES IN UNITS
(continued)
			FOR THE YEAR ENDED DECEMBER 31, 2006

VT = VariTrak Product
EP = Estate Provider
Product	Morgan Stanley Universal			Morgan Stanley Universal			Morgan Stanley Universal
BP = Benefit Provider
Product		Institutional Funds			Institutional Funds			Institutional Funds
	Core Plus Fixed Income				Emerging Markets			High Yield

Units Issued,
Transferred	VT	EP	BP	VT	EP	BP	VT	EP	BP

and Redeemed:
Beginning balance	-	-	71,687.88	-	-	61,080.94	-	-	73,082.64
Units issued	-	-	9,583.76	-	-	1,302.30	-	-	7,876.42
Units transferred	-	-	(18,629.83)	-	-	11,644.56	-	-	(15,374.63)
Units redeemed	-	-	(1,140.49)	-	-	(1,221.15)	-	-	(3,662.32)

Ending balance	-	-	61,501.32	-	-	72,806.65	-	-	61,922.11

	Morgan Stanley Universal			Neuberger Berman Advisors			Neuberger Berman Advisors
		Institutional Funds			Management Trust			Management Trust
		US Real Estate			Fasciano			Limited Maturity

Units Issued,
Transferred	VT	EP	BP	VT	EP	BP	VT	EP	BP

and Redeemed:
Beginning balance	-	-	94,981.87	140,636.74	5,274.71	-	195,123.95	5,268.51	-
Units issued	-	-	5,853.61	35,935.94	1,412.47	-	50,639.67	1,277.61	-
Units transferred	-	-	28,999.93	48,689.65	2,428.53	-	54,926.59	8,555.09	-
Units redeemed	-	-	(5,979.33)	(26,575.07)	(422.05)	-	(32,946.05)	(395.92)	-

Ending balance	-	-	123,856.08	198,687.26	8,693.66	-	267,744.16	14,705.29	-

	Neuberger Berman Advisors			Neuberger Berman Advisors				Sentinel Variable
		Management Trust			Management Trust			Products Trust
		Mid Cap Growth			Partners			Balanced

Units Issued,
Transferred	VT	EP	BP	VT	EP	BP	VT	EP	BP

and Redeemed:
Beginning balance	4,185.22	232.28	-	148,605.68	42,069.13	11,178.49	214,292.89	65,595.74	4,392.58
Units issued	2,306.90	903.40	-	23,193.78	2,429.38	1,281.09	38,738.27	7,574.62	243.21
Units transferred	9,409.27	1,507.87	-	16,758.52	(2,700.82)	4,708.37	(9,493.19)	(566.72)	638.59
Units redeemed	(847.53)	(123.83)	-	(27,125.76)	(2,157.92)	(324.17)	(63,215.36)	(9,553.30)	(115.64)

Ending balance	15,053.86	2,519.72	-	161,432.22	39,639.77	16,843.78	180,322.61	63,050.34	5,158.74

NATIONAL VARIABLE LIFE INSURANCE
ACCOUNT
(A Separate Account of National Life Insurance
Company)
NOTES TO THE FINANCIAL STATEMENTS
(continued)
NOTE 6 - CHANGES IN UNITS
(continued)
				FOR THE YEAR ENDED DECEMBER 31, 2006

VT = VariTrak Product
EP = Estate Provider
Product	Sentinel Variable				Sentinel Variable		Sentinel Variable
BP = Benefit Provider
Product		Products Trust			Products Trust			Products Trust
		Bond			Common Stock		Growth Index (2)

Units Issued,
Transferred	VT	EP	BP	VT	EP	BP	VT	EP	BP

and Redeemed:
Beginning balance	302,015.86	41,671.01	4,945.99	1,383,478.15	70,832.70	19,476.76	133,454.67	3,520.11	127,126.91
Units issued	54,187.71	4,223.32	733.20	207,074.51	6,006.41	2,933.20	15,223.03	362.12	26,634.49
Units transferred	13,363.88	62.26	(1,489.38)	30,548.43	3,366.08	(1,761.50)	(137,219.03)	(3,722.61)	(151,249.17)
Units redeemed	(49,551.11)	(3,526.67)	(281.62)	(205,599.59)	(6,631.60)	(459.16)	(11,458.67)	(159.62)	(2,512.23)

Ending balance	320,016.34	42,429.92	3,908.19	1,415,501.50	73,573.59	20,189.30	-	-	-

	Sentinel Variable				Sentinel Variable		Sentinel Variable
		Products Trust			Products Trust			Products Trust
		Mid Cap Growth			Money Market			Small Company

Units Issued,
Transferred	VT	EP	BP	VT	EP	BP	VT	EP	BP

and Redeemed:
Beginning balance	462,998.94	66,907.14	49,889.47	750,957.47	118,927.50	5,504,282.89	420,901.77	64,104.49	84,426.42
Units issued	65,664.46	6,150.63	9,504.12	340,398.41	37,199.05	856,167.39	70,892.62	5,354.35	7,835.53
Units transferred	(27,288.67)	666.73	(8,815.32)	(242,008.57)	(7,263.97)	(50,313.02)	347.93	(367.54)	(11,271.86)
Units redeemed	(66,964.78)	(4,442.96)	(2,100.98)	(295,397.81)	(45,954.03)	(1,489,175.09)	(66,506.95)	(3,646.47)	(6,888.30)

Ending balance	434,409.95	69,281.54	48,477.29	553,949.50	102,908.55	4,820,962.17	425,635.37	65,444.83	74,101.79

		T Rowe Price			T Rowe Price			T Rowe Price
		Equity Series			Equity Series			Equity Series
	Blue Chip Growth				Equity Income			Health Sciences

Units Issued,
Transferred	VT	EP	BP	VT	EP	BP	VT	EP	BP

and Redeemed:
Beginning balance	269,838.87	12,340.24	-	29,966.89	2,664.16	-	57,255.74	5,033.21	-
Units issued	71,074.28	2,393.44	-	5,740.63	530.91	-	16,606.40	1,125.22	-
Units transferred	75,603.17	8,155.20	-	10,498.68	1,558.32	-	16,692.94	(272.59)	-
Units redeemed	(45,209.68)	(1,025.65)	-	(2,069.22)	(360.48)	-	(12,252.68)	(200.34)	-

Ending balance	371,306.64	21,863.23	-	44,136.98	4,392.91	-	78,302.40	5,685.50	-

	(2) During 2006, the assets of the Sentinel Variable Products Trust Growth Index Fund were merged into the
	Sentinel Variable Products

NATIONAL VARIABLE LIFE INSURANCE
ACCOUNT
(A Separate Account of National Life Insurance
Company)
NOTES TO THE FINANCIAL STATEMENTS
(continued)
NOTE 6 - CHANGES IN UNITS
(continued)
				FOR THE YEAR ENDED DECEMBER 31, 2006

VT = VariTrak Product
EP = Estate Provider
Product	Variable Insurance			Variable Insurance				Variable Insurance
BP = Benefit Provider
Product		Product Funds			Product Funds			Product Funds
		Contrafund			Equity Income			Growth

Units Issued,
Transferred	VT	EP	BP	VT	EP	BP	VT	EP	BP

and Redeemed:
Beginning balance	511,505.00	74,547.95	-	308,650.99	22,254.18	-	391,167.50	131,482.11	-
Units issued	73,822.93	7,824.37	-	35,313.81	2,199.32	-	55,665.05	5,985.28	-
Units transferred	11,344.12	(5,869.42)	-	(7,376.22)	(1,380.83)	-	(18,616.72)	1,712.71	-
Units redeemed	(81,953.50)	(6,696.95)	-	(44,962.38)	(5,063.38)	-	(62,196.10)	(6,900.10)	-

Ending balance	514,718.55	69,805.95	-	291,626.20	18,009.29	-	366,019.73	132,280.00	-

		Product Funds			Product Funds			Product Funds
		High Income			Index 500			Investment Grade Bond

Units Issued,
Transferred	VT	EP	BP	VT	EP	BP	VT	EP	BP

and Redeemed:
Beginning balance	188,606.84	57,321.68	-	1,275,070.55	622,351.15	-	406,594.47	61,846.15	360,921.86
Units issued	25,910.26	5,158.51	-	217,860.29	66,136.60	-	72,617.79	10,176.16	29,277.75
Units transferred	(2,079.39)	268.06	-	(24,406.12)	(9,738.99)	-	1,777.25	2,139.13	53,897.72
Units redeemed	(34,584.76)	(8,494.84)	-	(244,295.92)	(41,949.22)	-	(66,811.71)	(4,882.53)	(98,852.82)

Ending balance	177,852.95	54,253.41	-	1,224,228.80	636,799.54	-	414,177.80	69,278.91	345,244.51

	Variable Insurance			Variable Insurance				Wells Fargo
		Product Funds			Product Funds			Variable Trust Funds
		Mid Cap			Overseas			Discovery

Units Issued,
Transferred	VT	EP	BP	VT	EP	BP	VT	EP	BP

and Redeemed:
Beginning balance	114,317.96	5,614.66	-	421,466.58	76,305.21	317,960.47	474,171.08	49,407.92	32,164.89
Units issued	27,308.66	845.25	-	53,735.66	4,889.71	30,792.76	74,688.85	4,753.01	3,729.41
Units transferred	45,512.69	4,127.25	-	(8,838.28)	1,490.94	54,678.31	(11,468.93)	(2,330.21)	(4,471.29)
Units redeemed	(23,632.59)	(512.62)	-	(62,470.90)	(3,651.05)	(17,411.66)	(76,401.02)	(5,090.28)	(1,884.52)

Ending balance	163,506.72	10,074.54	-	403,893.06	79,034.81	386,019.88	460,989.98	46,740.44	29,538.49

NATIONAL VARIABLE LIFE INSURANCE ACCOUNT
(A Separate Account of National Life Insurance Company)
NOTES TO THE FINANCIAL STATEMENTS (continued)
NOTE 6 - CHANGES IN UNITS (continued)

	FOR THE YEAR ENDED DECEMBER 31, 2006

VT = VariTrak Product
EP = Estate Provider Product		Wells Fargo
BP = Benefit Provider Product		Variable Trust Funds
		Opportunity

Units Issued, Transferred	VT	EP	BP

and Redeemed:
Beginning balance	183,192.87	30,870.56	13,715.02
Units issued	26,027.69	17,435.10	1,119.70
Units transferred	(4,647.73)	(4,526.06)	(495.56)
Units redeemed	(28,969.14)	(13,177.18)	(1,382.67)

Ending balance	175,603.69	30,602.42	12,956.49

NATIONAL VARIABLE LIFE INSURANCE ACCOUNT (A Separate Account of National Life Insurance
Company) NOTES TO THE FINANCIAL STATEMENTS (continued)

NOTE 7 - FINANCIAL HIGHLIGHTS
A summary of units outstanding and unit values for the Variable Account, the investment income ratios, the expense ratios, excluding expenses of the underlying
funds, and total return for the years ended 2007, 2006, 2005, 2004, and 2003 are shown below. Information for the years 2007, 2006, 2005, 2004, and 2003 reflect
the adoption of AICPA Statement of Position 03-5, "Financial Highlights of Separate Accounts." Certain ratios presented for the prior years reflect the presentation used in the current year.

			For the
			Year							For the Year
		At	Ended							Ended
		December	December							December 31,		For the Year Ended
		31, 2007	31, 2007		At December 31, 2007					2007		December 31, 2007

										Expense
					Units			Units Value		Ratio**		Total Return***

VT = VariTrak Product
EP = Estate Provider
Product			Investment
BP = Benefit Provider			Income
Product		Net Assets	Ratio*	VT	EP	BP	VT	EP	BP	VT	BP	VT	EP	BP

AIM Variable Insurance
Funds

Dynamics Fund		1,637,944	-	134,459.65	13,903.79	28,417.11	10.61	11.31	1.88	0.90%	0.22%	11.10%	12.20%	11.24%
Global Health Care
Fund		2,957,254	-	235,357.14	16,574.36	21,938.22	11.48	12.24	2.36	0.90%	0.22%	10.81%	11.88%	10.80%

Technology Fund		1,747,859	-	333,193.72	5,413.85	27,787.51	5.04	5.37	1.48	0.90%	0.22%	6.78%	7.83%	7.25%
Alger American Fund

Growth Portfolio		15,975,209	0.34%	572,840.14	19,384.55	24,477.17	24.48	11.98	70.16	0.90%	0.22%	18.83%	19.92%	19.30%
Leveraged All Cap
Portfolio		2,895,641	-	154,806.28	11,944.38	101,500.61	13.89	14.80	5.60	0.90%	0.22%	32.29%	33.45%	32.70%
Small Capitalization
Portfolio		12,210,328	-	645,670.00	11,609.18	12,872.55	17.37	15.60	63.29	0.90%	0.22%	16.19%	17.21%	15.81%
American Century
Variable
Portfolios
Income & Growth
Portfolio		4,765,808	1.80%	279,792.65	32,963.47	33,564.55	14.14	15.23	9.19	0.90%	0.22%	-0.91%	-0.07%	-0.97%
Inflation Protection
Portfolio		2,768,409	4.56%	197,087.58	31,174.38	68,732.17	11.70	12.09	1.24	0.90%	0.22%	8.74%	9.71%	9.73%

International Portfolio		5,015,237	0.61%	256,146.20	15,422.46	-	18.43	19.05	-	0.90%	0.22%	17.02%	18.03%	-

Ultra Portfolio		118,976	-	5,566.22	3,779.45	-	12.56	12.98	-	0.90%	0.22%	19.96%	20.97%	-

Value Portfolio		11,778,021	1.55%	496,535.01	51,739.53	89,996.70	19.36	18.92	13.16	0.90%	0.22%	-6.02%	-5.12%	-5.73%

Vista Portfolio		3,293,255	-	179,552.89	9,584.30	-	17.38	17.96	-	0.90%	0.22%	38.49%	39.77%	-
Dreyfus Variable
Investment Fund

Appreciation Portfolio		846,606	2.44%	58,753.13	5,581.69	-	13.12	13.56	-	0.90%	0.22%	6.15%	7.11%	-
Developing Leaders
Portfolio		58,618	0.65%	5,643.40	-	-	10.39	-	-	0.90%	0.22%	-11.80%	–	-

Quality Bond Portfolio		184,415	4.64%	15,410.59	947.72	-	11.25	11.63	-	0.90%	0.22%	2.55%	3.56%	-
Socially Responsible
Growth Fund		408,469	0.51%	41,710.33	1,632.37	13,726.50	8.44	8.99	3.05	0.90%	0.22%	6.84%	7.79%	6.64%
DWS Variable Series II
Dreman High Return
Equity Portfolio	(a)	433,098	1.00%	31,756.77	-	-	13.64	-	-	0.90%	0.22%	-3.06%	-	-
Dreman Small Cap
Value Portfolio	(a)	3,799,012	0.37%	215,498.60	16,197.39	-	16.36	16.91	-	0.90%	0.22%	1.74%	2.67%	-
DWS VIP Funds

Equity 500 Index Fund	(a)	1,570,852	1.53%	-	-	82,791.55	-	-	18.97	0.90%	0.22%	-	-	19.08%

Small Cap Index Fund	(a)	448,720	0.50%	-	-	26,955.09	-	-	16.65	0.90%	0.22%	-	-	-14.92%
(a) Effective February 6, 2006, the Scudder Variable Series II Funds and the Scudder VIP Funds were renamed the
DWS Variable Series II Funds and the DWS VIP Funds.

NATIONAL VARIABLE LIFE INSURANCE ACCOUNT (A Separate Account of National Life Insurance Company)
NOTES TO THE FINANCIAL STATEMENTS (continued)
NOTE 7 - FINANCIAL HIGHLIGHTS (continued)

			For the
			Year							For the Year
		At	Ended							Ended
		December	Decembe							December 31,		For the Year Ended
		31, 2007	r 31, 2007		At December 31, 2007					2007		December 31, 2007

										Expense
					Units			Units Value		Ratio**		Total Return***

VT = VariTrak Product
EP = Estate Provider
Product			Investme
BP = Benefit Provider			nt Income
Product		Net Assets	Ratio*	VT	EP	BP	VT	EP	BP	VT	BP	VT	EP	BP

Franklin Templeton
Variable
Insurance Products
Trust
Foreign Securities
Fund		5,582,930	1.85%	287,468.80	32,229.25	-	17.40	17.99	-	0.90%	0.22%	14.40%	15.47%	-
Mutual Shares
Securities Fund		1,289,364	1.40%	81,295.15	7,340.16	-	14.51	14.99	-	0.90%	0.22%	2.54%	3.45%	-
Global Real Estate
Fund	(b)	1,523,391	2.28%	95,840.62	9,890.45	-	14.36	14.84	-	0.90%	0.22%	-21.57%	-20.90%	-

Small Cap Fund		233,350	-	16,743.81	461.97	-	13.55	14.00	-	0.90%	0.22%	10.25%	11.20%	-
Small Cap Value
Securities Fund		608,856	0.63%	35,254.56	6,342.83	-	14.56	15.05	-	0.90%	0.22%	-3.26%	-2.40%	-
JP Morgan Series
Trust II
International Equity
Portfolio		5,382,169	0.88%	230,154.19	20,901.28	79,068.99	15.76	15.99	17.98	0.90%	0.22%	8.39%	9.30%	8.77%
Small Company
Portfolio		1,600,289	0.01%	79,122.57	16,422.13	2,297.22	16.52	14.98	20.62	0.90%	0.22%	-6.51%	-5.67%	-6.82%
Morgan Stanley
Universal
Institutional Funds
Core Plus Fixed
Income Portfolio		2,480,314	0.28%	-	-	1,555,888.38	-	-	1.59	0.90%	0.22%	-	-	4.61%
Emerging Markets
Equity Portfolio		901,580	0.21%	-	-	272,906.67	-	-	3.30	0.90%	0.22%	-	-	40.43%

High Yield Portfolio		81,686	8.50%	-	-	65,691.89	-	-	1.24	0.90%	0.22%	-	-	3.33%
US Real Estate														-
Portfolio		280,100	1.28%	-	-	88,990.29	-	-	3.15	0.90%	0.22%	-	-	17.11%
Neuberger Berman
Advisors
Management Trust

Fasciano Portfolio		2,780,930	-	224,575.29	13,979.80	-	11.63	12.02	-	0.90%	0.22%	-0.43%	0.50%	-
Limited Maturity
Portfolio		3,813,895	2.90%	321,489.59	31,140.29	-	10.78	11.14	-	0.90%	0.22%	3.75%	4.70%	-
Mid Cap Growth
Portfolio		452,078	-	24,896.70	241.59	-	17.98	18.58	-	0.90%	0.22%	21.40%	22.56%	-

Partners Portfolio		3,751,000	0.62%	149,662.89	38,568.33	14,167.82	17.48	17.31	32.97	0.90%	0.22%	8.37%	9.35%	8.45%
Sentinel Variable
Products Trust

Balanced Fund		4,790,129	2.31%	179,391.15	56,489.87	5,483.33	20.83	16.20	25.13	0.90%	0.22%	7.43%	8.43%	7.58%

Bond Fund		6,318,135	4.15%	323,743.15	41,694.10	4,278.05	17.18	16.47	16.54	0.90%	0.22%	6.11%	7.09%	6.71%

Common Stock Fund		38,805,442	1.14%	1,425,320.24	79,332.30	77,529.86	25.35	17.39	16.66	0.90%	0.22%	9.22%	10.20%	9.17%

Growth Index Fund	(c)	-	-	-	-	-	-	-	-	0.90%	0.22%	-	-	5.86%
Mid Cap Growth
Fund		12,316,907	-	400,337.76	65,796.36	48,069.16	25.66	17.83	18.10	0.90%	0.22%	20.92%	21.96%	20.99%

					101,700.4
Money Market Fund		7,559,914	5.11%	428,440.91	2	131,350.86	13.95	13.89	1.30	0.90%	0.22%	3.87%	4.75%	4.00%
Small Company
Fund		21,372,971	0.59%	413,004.49	66,179.59	66,507.93	43.11	30.90	22.88	0.90%	0.22%	7.61%	8.61%	7.37%
(b) Formerly the Franklin Real Estate
Fund.
(c) During 2006, the assets of the Sentinel Variable Products Trust Growth Index Fund were merged into the Sentinel Variable
Products Trust Mid Cap Growth Fund.

NATIONAL VARIABLE LIFE INSURANCE ACCOUNT (A Separate Account of National Life Insurance Company)
NOTES TO THE FINANCIAL STATEMENTS (continued)
NOTE 7 - FINANCIAL HIGHLIGHTS (continued)

		For the
		Year							For the Year
	At	Ended							Ended
	December	December							December 31,		For the Year Ended December
	31, 2007	31, 2007		At December 31, 2007					2007			31, 2007

									Expense
				Units			Units Value		Ratio**			Total Return***

VT = VariTrak Product
EP = Estate Provider
Product		Investment
BP = Benefit Provider		Income
Product	Net Assets	Ratio*	VT	EP	BP	VT	EP	BP	VT	BP	VT	EP	BP

T Rowe Price Equity
Series
Blue Chip Growth
Portfolio	5,050,930	0.08%	339,081.07	28,967.91	-	13.69	14.15	-	0.90%	0.22%	11.48%	12.57%	-
Equity Income
Portfolio	976,452	1.51%	63,213.49	6,906.94	-	13.88	14.34	-	0.90%	0.22%	2.13%	3.02%	-
Health Sciences
Portfolio	763,680	-	46,869.56	5,210.45	-	14.61	15.10	-	0.90%	0.22%	16.60%	17.69%	-
Variable Insurance
Product Funds

Contrafund Portfolio	17,053,018	0.94%	501,572.34	70,571.10	-	30.64	23.88	-	0.90%	0.22%	16.55%	17.64%	-
Equity Income
Portfolio	16,903,718	1.90%	314,940.24	21,057.09	-	52.64	15.45	-	0.90%	0.22%	0.61%	1.51%	-

Growth Portfolio	19,846,212	0.81%	339,281.67	88,473.81	-	54.13	16.72	-	0.90%	0.22%	25.83%	26.96%	-
High Income
Portfolio	6,189,672	8.29%	180,383.31	46,320.13	-	31.41	11.31	-	0.90%	0.22%	1.88%	2.72%	-

Index 500 Portfolio	52,480,231	3.60%	1,157,662.87	603,464.74	-	37.50	15.02	-	0.90%	0.22%	4.49%	5.40%	-
Investment Grade
Bond Portfolio	7,902,436	4.08%	447,410.16	71,749.44	315,261.90	14.00	14.92	1.80	0.90%	0.22%	3.40%	4.34%	4.05%

Mid Cap Portfolio	3,368,800	0.91%	171,246.32	10,819.22	-	18.47	19.08	-	0.90%	0.22%	14.58%	15.64%	-

Overseas Portfolio	18,867,291	3.31%	427,033.86	87,219.43	434,741.95	37.37	16.93	3.30	0.90%	0.22%	16.27%	17.33%	17.44%
Wells Fargo Variable
Trust Funds

Discovery	9,506,076	-	433,346.01	40,921.34	34,098.56	17.95	19.98	26.74	0.90%	0.22%	21.28%	22.35%	21.16%

Opportunity	5,338,648	0.56%	166,358.28	29,570.05	30,137.08	20.37	20.38	44.71	0.90%	0.22%	5.71%	6.65%	5.77%
* These amounts represent dividends, excluding distributions of capital gains, received by the sub-account from the underlying mutual fund, net of management fees assessed by the fund manager, divided by the
average net assets. These ratios exclude those expenses, such as mortality and expense charges, that are assessed against contract owner accounts either through reductions in unit values or the redemption
of units. The recognition of investment income by the sub-account is affected by the timing of the declaration of dividends by the underlying fund in which the sub-account invests.
** These amounts represent the annualized contract expenses of the separate account, consisting primarily of mortality and expense charges, for each period indicated. The ratios include only those expenses
that result in a direct reduction to unit values. Charges made directly to contract owner accounts through the redemption of units and expenses of the underlying fund have been excluded.
*** These amounts represent the total return for the periods indicated, including changes in the value of the underlying fund, and expenses assessed through the reduction of unit values.
These ratios do not include any expenses assessed through the redemption of units.

NATIONAL VARIABLE LIFE INSURANCE ACCOUNT (A Separate Account of National Life Insurance Company)
NOTES TO THE FINANCIAL STATEMENTS (continued)
NOTE 7 - FINANCIAL HIGHLIGHTS (continued)

										For the Year
										Ended
		At	At							December 31,		For the Year Ended
		12/31/06	12/31/06		At December 31, 2006					2006		December 31, 2006

					Units			Units Value		Expense Ratio**		Total Return***

VT = VariTrak Product
EP = Estate Provider			Investme
Product			nt
BP = Benefit Provider		Net	Income
Product		Assets	Ratio*	VT	EP	BP	VT	EP	BP	VT	BP	VT	EP	BP

AIM Variable Insurance
Funds

Dynamics Fund		1,642,070	-	146,960.78	19,372.68	25,871.93	9.55	10.08	1.69	0.90%	0.22%	15.06%	16.13%	16.55%
Global Health Care
Fund		2,750,410	-	242,414.16	16,861.25	25,763.61	10.36	10.94	2.13	0.90%	0.22%	4.33%	5.19%	5.45%

Technology Fund		1,688,170	-	337,298.27	5,240.53	51,317.04	4.72	4.98	1.38	0.90%	0.22%	9.51%	10.42%	10.40%
Alger American Fund

Growth Portfolio		14,504,469	0.13%	626,615.23	20,570.35	23,671.37	20.60	9.99	58.81	0.90%	0.22%	4.25%	5.16%	5.06%
Leveraged All Cap
Portfolio		1,805,763	-	136,089.44	7,062.04	70,907.42	10.50	11.09	4.22	0.90%	0.22%	18.24%	19.38%	19.21%
Small Capitalization
Portfolio		11,227,008	-	694,956.09	15,508.82	11,564.16	14.95	13.31	54.65	0.90%	0.22%	18.93%	20.02%	20.72%
American Century
Variable
Portfolios
Income & Growth
Portfolio		4,863,809	1.98%	272,398.45	38,155.66	42,467.27	14.27	15.24	9.28	0.90%	0.22%	16.02%	17.05%	17.47%
Inflation Protection
Portfolio		1,976,214	3.49%	162,617.08	13,288.97	69,977.16	10.76	11.02	1.13	0.90%	0.22%	0.94%	1.85%	0.89%

International Portfolio		3,730,169	1.34%	225,619.35	10,883.61	-	15.75	16.14	-	0.90%	0.22%	23.92%	25.02%	-

Ultra Portfolio		83,687	-	4,781.78	3,132.95	-	10.47	10.73	-	0.90%	0.22%	-4.21%	-3.25%	-

Value Portfolio		12,266,301	1.32%	463,154.91	46,852.78	128,326.16	20.60	19.94	13.96	0.90%	0.22%	17.58%	18.62%	18.61%

Vista Portfolio		3,172,187	-	242,497.80	10,046.61	-	12.55	12.85	-	0.90%	0.22%	8.00%	8.99%	-
Dreyfus Variable
Investment Fund

Appreciation Portfolio		3,040,234	1.35%	238,561.89	7,264.56	-	12.36	12.66	-	0.90%	0.22%	15.41%	16.47%	-
Developing Leaders
Portfolio		46,313	0.33%	3,930.11	-	-	11.78	-	-	0.90%	0.22%	2.79%	–	-

Quality Bond Portfolio		147,186	4.51%	12,253.35	1,142.22	-	10.97	11.23	-	0.90%	0.22%	3.39%	4.27%	-
Socially Responsible
Growth Fund		391,640	0.10%	42,843.51	1,621.24	13,903.19	7.90	8.34	2.86	0.90%	0.22%	8.22%	9.16%	9.58%
DWS Variable Series II
Dreman High Return
Equity Portfolio	(d)	399,835	1.20%	28,419.21	-	-	14.07	-	-	0.90%	0.22%	17.15%	-	-
Dreman Small Cap
Value Portfolio	(d)	1,586,715	0.33%	94,237.43	4,349.37	-	16.08	16.47	-	0.90%	0.22%	23.50%	24.58%	-
DWS VIP Funds

Equity 500 Index Fund	(d)	1,828,205	1.10%	-	-	114,730.14	-	-	15.93	0.90%	0.22%	-	-	15.69%

Small Cap Index Fund	(d)	281,916	0.63%	-	-	14,404.27	-	-	19.57	0.90%	0.22%	-	-	18.11%

(d) Effective February 6, 2006, the Scudder Variable Series II Funds and the Scudder VIP Funds were renamed the
DWS	Variable		Series	II	Funds		and	the		DWS	VIP	Funds.

NATIONAL VARIABLE LIFE INSURANCE ACCOUNT (A Separate Account of National Life Insurance Company)
NOTES TO THE FINANCIAL STATEMENTS (continued)
NOTE 7 - FINANCIAL HIGHLIGHTS (continued)

		For the
		Year							For the Year
	At	Ended							Ended
	December	December							December 31,			For the Year Ended December
	31, 2006	31, 2006		At December 31, 2006					2006				31, 2006

									Expense
				Units			Units Value		Ratio**				Total Return***

VT = VariTrak Product
EP = Estate Provider
Product		Investment
BP = Benefit Provider		Income
Product	Net Assets	Ratio*	VT	EP	BP	VT	EP	BP	VT	BP		VT	EP	BP

Franklin Templeton
Variable
Insurance Products
Trust
Foreign Securities
Fund	4,116,076	1.18%	252,143.07	18,023.51	-	15.21	15.58	-	0.90%	0.22%		20.33%	21.43%	-
Mutual Shares
Securities Fund	1,071,787	1.17%	69,236.47	6,376.77	-	14.15	14.49	-	0.90%	0.22%		17.33%	18.38%	-

Real Estate Fund	1,699,039	1.86%	84,906.32	7,680.18	-	18.31	18.76	-	0.90%	0.22%		19.52%	20.64%	-

Small Cap Fund	158,567	-	12,295.00	591.71	-	12.29	12.59	-	0.90%	0.22%		7.71%	8.72%	-
Small Cap Value
Securities Fund	686,529	0.60%	40,260.12	5,222.17	-	15.05	15.42	-	0.90%	0.22%		15.95%	17.00%	-
JP Morgan Series
Trust II
International Equity
Portfolio	3,520,811	0.99%	211,123.78	18,394.97	10,985.12	14.54	14.63	16.53	0.90%	0.22%		20.97%	22.12%	21.90%
Small Company
Portfolio	1,792,499	-	78,633.20	21,893.72	2,506.13	17.67	15.88	22.13	0.90%	0.22%		14.00%	14.99%	15.68%
Morgan Stanley
Universal
Institutional Funds
Core Plus Fixed
Income Portfolio	93,272	4.11%	-	-	61,501.32	-	-	1.52	0.90%	0.22%	-		-	3.40%
Emerging Markets
Equity Portfolio	171,278	0.75%	-	-	72,806.65	-	-	2.35	0.90%	0.22%	-		-	35.84%

High Yield Portfolio	74,213	7.67%	-	-	61,922.11	-	-	1.20	0.90%	0.22%	-		-	8.11%
US Real Estate
Portfolio	470,322	1.03%	-	-	123,856.08	-	-	3.80	0.90%	0.22%	-		-	37.18%
Neuberger Berman
Advisors
Management Trust

Fasciano Portfolio	2,424,607	-	198,687.26	8,693.66	-	11.68	11.96	-	0.90%	0.22%		4.29%	5.19%	-
Limited Maturity
Portfolio	2,937,142	3.26%	267,744.16	14,705.29	-	10.39	10.64	-	0.90%	0.22%		3.28%	4.21%	-
Mid Cap Growth
Portfolio	261,081	-	15,053.86	2,519.72	-	14.81	15.16	-	0.90%	0.22%		13.75%	14.67%	-

Partners Portfolio	3,743,940	0.74%	161,432.22	39,639.77	16,843.78	16.13	15.83	30.40	0.90%	0.22%		11.24%	12.19%	12.43%
Sentinel Variable
Products Trust

Balanced Fund	4,558,169	2.35%	180,322.61	63,050.34	5,158.74	19.39	14.94	23.36	0.90%	0.22%		10.55%	11.49%	11.66%

Bond Fund	5,894,456	4.84%	320,016.34	42,429.92	3,908.19	16.19	15.38	15.50	0.90%	0.22%		2.79%	3.64%	3.40%
Common Stock
Fund	34,325,255	1.49%	1,415,501.50	73,573.59	20,189.30	23.21	15.78	15.26	0.90%	0.22%		15.07%	16.11%	16.49%

Growth Index Fund (e)	-	-	-	-	-	-	-	-	0.90%	0.22%		4.96%	5.96%	5.86%
Mid Cap Growth
Fund	10,957,676	-	434,409.95	69,281.54	48,477.29	21.22	14.62	14.96	0.90%	0.22%		4.64%	5.64%	5.80%
Money Market
Fund	14,809,970	4.65%	553,949.50	102,908.55	4,820,962.17	13.43	13.26	1.25	0.90%	0.22%		3.79%	4.74%	5.04%
Small Company
Fund	20,491,414	0.21%	425,635.37	65,444.83	74,101.79	40.06	28.45	21.31	0.90%	0.22%		15.15%	16.17%	16.77%

(e) During 2006, the assets of the Sentinel Variable Products Trust Growth Index Fund were merged into the Sentinel
Variable Products Trust Mid Cap Growth Fund.

NATIONAL VARIABLE LIFE INSURANCE ACCOUNT (A Separate Account of National Life Insurance Company)
NOTES TO THE FINANCIAL STATEMENTS (continued)
NOTE 7 - FINANCIAL HIGHLIGHTS (continued)

		For the
		Year
	At	Ended							For the Year
	December	December							Ended December		For the Year Ended December
	31, 2006	31, 2006			At December 31, 2006				31, 2006			31, 2006

				Units			Units Value		Expense Ratio**			Total Return***

VT = VariTrak Product
EP = Estate Provider
Product		Investment
BP = Benefit Provider		Income
Product	Net Assets	Ratio*	VT	EP	BP	VT	EP	BP	VT	BP	VT	EP	BP

T Rowe Price Equity
Series
Blue Chip Growth
Portfolio	4,833,809	0.22%	371,306.64	21,863.23	-	12.28	12.57	-	0.90%	0.22%	8.38%	9.30%	-
Equity Income
Portfolio	661,130	1.30%	44,136.98	4,392.91	-	13.59	13.92	-	0.90%	0.22%	17.56%	18.67%	-
Health Sciences
Portfolio	1,053,926	-	78,302.40	5,685.50	-	12.53	12.83	-	0.90%	0.22%	7.46%	8.45%	-
Variable Insurance
Product Funds

Contrafund Portfolio	14,950,173	1.29%	514,718.55	69,805.95	-	26.29	20.30	-	0.90%	0.22%	10.69%	11.66%	-
Equity Income
Portfolio	15,530,594	3.29%	291,626.20	18,009.29	-	52.32	15.22	-	0.90%	0.22%	19.13%	20.22%	-

Growth Portfolio	17,489,438	0.39%	366,019.73	132,280.00	-	43.02	13.17	-	0.90%	0.22%	5.88%	6.81%	-

High Income Portfolio	6,081,061	7.52%	177,852.95	54,253.41	-	30.83	11.01	-	0.90%	0.22%	10.23%	11.32%	-

Index 500 Portfolio	53,009,471	1.70%	1,224,228.80	636,799.54	-	35.89	14.25	-	0.90%	0.22%	14.70%	15.76%	-
Investment Grade
Bond Portfolio	7,196,433	3.93%	414,177.80	69,278.91	345,244.51	13.54	14.30	1.73	0.90%	0.22%	3.44%	4.38%	4.22%

Mid Cap Portfolio	2,801,229	0.27%	163,506.72	10,074.54	-	16.12	16.50	-	0.90%	0.22%	11.71%	12.70%	-

Overseas Portfolio	15,207,501	0.86%	403,893.06	79,034.81	386,019.88	32.14	14.43	2.81	0.90%	0.22%	17.04%	18.09%	17.08%
Wells Fargo Variable
Trust Funds

Discovery	8,239,344	-	460,989.98	46,740.44	29,538.49	14.80	16.33	22.07	0.90%	0.22%	13.58%	14.60%	15.01%

Opportunity	4,517,349	-	175,603.69	30,602.42	12,956.49	19.27	19.11	42.27	0.90%	0.22%	11.19%	12.21%	12.42%

* These amounts represent dividends, excluding distributions of capital gains, received by the sub-account from the underlying mutual fund, net of management assessed by the fund manager, divided by the
average net assets. These ratios exclude those expenses, such as mortality and expense charges, that are assessed against contract owner accounts either through reductions in unit values or the redemption
of units. The recognition of investment income by the sub-account is affected by the timing of the declaration of dividends by the underlying fund in which the sub-account invests.

** These amounts represent the annualized contract expenses of the separate account, consisting primarily of mortality and expense charges, for each period indicated. The ratios include only those expenses
that result in a direct reduction to unit values. Charges made directly to contract owner accounts through the redemption of units and expenses of the underlying fund have been excluded.

*** These amounts represent the total return for the periods indicated, including changes in the value of the underlying fund, and expenses assessed through the reduction of unit values.

These ratios do not include any expenses assessed
through the redemption of units.

NATIONAL VARIABLE LIFE INSURANCE ACCOUNT (A Separate Account of National Life Insurance Company)
NOTES TO THE FINANCIAL STATEMENTS (continued)
NOTE 7 - FINANCIAL HIGHLIGHTS (continued)

	At	For the	At December 31, 2005						For the Year		For the Year Ended
	December Year								Ended		December 31, 2005
	31, 2005	Ended							December 31,
		December							2005
		31, 2005
			Units			Units Value			Expense		Total Return***
									Ratio**
VT = VariTrak Product	Net Assets Investment		VT	EP	BP	VT	EP	BP	VT	BP	VT	EP	BP
EP = Estate Provider Product		Income
BP = Benefit Provider Product		Ratio*

AIM Variable Insurance Funds
Dynamics Fund	1,409,021	–	145,322.37	19,340.06	24,421.27	8.30	8.68	1.45	0.90%	0.22%	9.74%	10.75%	10.09%
Global Health Care Fund	(f) 2,480,229	–	227,540.40	16,478.45	24,262.24	9.93	10.40	2.02	0.90%	0.22%	7.14%	8.17%	7.91%

Technology Fund	1,493,914	–	325,765.07	6,910.65	47,427.46	4.31	4.51	1.25	0.90%	0.22%	1.37%	2.26%	1.50%

Alger American Fund

Growth Portfolio	14,776,860	–							0.90%	0.22%	11.04%	12.05%	11.68%
			668,877.90	19,015.98	24,575.64	19.76	9.50	55.98
Leveraged All Cap Portfolio		–							0.90%	0.22%	13.42%	14.47%	14.13%
	1,349,211		134,929.26	6,735.28	24,968.33	8.88	9.29	3.54

Small Capitalization Portfolio	10,019,725	–							0.90%	0.22%	15.83%	16.82%	16.52%
			750,611.80	18,085.98	8,529.08	12.57	11.09	45.27
American Century Variable
Portfolios
Income & Growth Portfolio		1.94%							0.90%	0.22%	3.71%	4.65%	4.25%
	5,412,905		283,011.53	41,767.48 175,652.52		12.30	13.02	7.90
Inflation Protection Portfolio		4.39%							0.90%	0.22%	0.93%	1.78%	1.25%
	1,452,661		124,440.40	5,172.13	62,873.52	10.66	10.82	1.12
International Portfolio		0.80%			–			–	0.90%	0.22%	12.22%	13.21%	–
	2,322,154		176,818.94	5,736.79		12.71	12.91
Ultra Portfolio		–			–			–	0.90%	0.22%	1.25%	2.21%	–
	102,323		6,320.98	2,999.58		10.93	11.09

Value Portfolio	10,386,280	0.82%							0.90%	0.22%	4.13%	5.06%	4.68%
			452,544.11	50,755.33 136,553.05		17.52	16.81	11.77
Vista Portfolio		–			–			–	0.90%	0.22%	7.15%	8.17%	–
	2,118,951		177,627.79	4,730.00		11.62	11.79
Dreyfus Variable Investment Fund
Appreciation Portfolio		0.01%			–			–	0.90%	0.22%	3.44%	4.39%	–
	1,947,303		177,936.62	3,901.65		10.71	10.87
Developing Leaders Portfolio		–			–			–	0.90%	0.22%	4.83%	–	–
	33,235		2,555.34	340.10		11.46	11.63
Quality Bond Portfolio		3.37%			–			–	0.90%	0.22%	1.57%	–	–
	108,025		8,846.22	1,311.44		10.61	10.77
Socially Responsible Growth Fund		–							0.90%	0.22%	2.64%	3.64%	3.10%
	328,747		38,682.66	1,626.41	13,040.72	7.30	7.64	2.61
Franklin Templeton Variable
Insurance Products Trust
Foreign Securities Fund		1.07%			–			–	0.90%	0.22%	9.22%	10.20%	–
	2,618,471		194,715.70	12,301.93		12.64	12.83
Mutual Shares Securities Fund		0.72%			–			–	0.90%	0.22%	9.61%	10.55%	–
	579,114		45,725.45	2,272.95		12.06	12.24
Real Estate Fund		1.14%			–			–	0.90%	0.22%	12.43%	–	–
	1,170,255		68,188.72	8,057.19		15.32	15.55
Small Cap Fund		–			–			–	0.90%	0.22%	3.82%	4.81%	–
	87,995		7,080.48	622.52		11.41	11.58
Small Cap Value Securities Fund		0.68%			–			–	0.90%	0.22%	7.83%	8.73%	–
	548,633		37,336.77	4,847.77		12.98	13.18

(f) On July 1, 2005, AIM Health Sciences Fund was renamed AIM Global Health Care Fund.

		For the Year
	At								For the Year
		Ended									For the Year Ended
	December		At December 31, 2005						Ended December
		December									December 31, 2005
	31, 2005								31, 2005
		31, 2005
			Units			Units Value			Expense Ratio**		Total Return***
VT = VariTrak Product
EP = Estate Provider Product		Investment
BP = Benefit Provider Product	Net Assets Income		VT	EP	BP	VT	EP	BP	VT	BP	VT	EP	BP
		Ratio*

JP Morgan Series Trust II

International Equity Portfolio	2,789,753	0.80%	196,854.63	21,013.44	12,621.61	12.02	11.98	13.56	0.90%	0.22%	28.72% 30.98% 30.14%
Small Company Portfolio	1,799,011	–	89,983.76	24,620.67	3,354.63	15.50	13.81	19.13	0.90%	0.22%	29.17% 31.53% 30.68%
Morgan Stanley Universal
Institutional Funds
Core Plus Fixed Income Portfolio	105,144	3.47%	–	–	71,687.88	–	–	1.47	0.90%	0.22%	–	–	4.02%
Emerging Markets Equity Portfolio	105,434	0.38%	–	–	61,080.94	–	–	1.73	0.90%	0.22%	–	–	33.81%
High Yield Portfolio	80,953	7.55%	–	–	73,082.64	–	–	1.11	0.90%	0.22%	–	–	0.70%
US Real Estate Portfolio	262,823	1.16%	–	–	94,981.87	–	–	2.77	0.90%	0.22%	–	–	16.75%
Neuberger Berman Advisors
Management Trust
Fasciano Portfolio	1,634,588	–	140,636.74	5,274.71	–	11.20	11.37	–	0.90%	0.22%	1.97%	2.85%	–
Limited Maturity Portfolio	2,016,030	3.00%	195,123.95	5,268.51	–	10.06	10.21	–	0.90%	0.22%	0.56%	1.47%	–
Mid Cap Growth Portfolio	57,580	–	4,185.22	232.28	–	13.02	13.22	–	0.90%	0.22%	12.76%	–	–
Partners Portfolio	3,050,824	0.92%	148,605.68	42,069.13	11,178.49	14.50	14.11	27.04	0.90%	0.22%	16.95% 18.06% 17.67%
Scudder Variable Series II
Dreman High Return Equity Portfolio	261,608	0.51%	21,752.47	32.12	–	12.01	12.19	–	0.90%	0.22%	6.55%	–	–
Dreman Small Cap Value Portfolio	946,411	0.37%	68,791.19	3,840.40	–	13.02	13.22	–	0.90%	0.22%	8.77%	9.77%	–
Scudder VIT Funds
EAFE Equity Index Fund	–	4.10%	–	–	–	–	–	–	0.90%	0.22%	–	–	–
Equity 500 Index Fund	1,503,234	1.32%	–	–	109,140.40	–	–	13.77	0.90%	0.22%	–	–	4.34%
Small Cap Index Fund	253,258	0.61%	–	–	15,286.73	–	–	16.57	0.90%	0.22%	–	–	3.93%
Sentinel Variable Products Trust
Balanced Fund	4,730,589	2.29%	214,292.89	65,595.74	4,392.58	17.54	13.40	20.92	0.90%	0.22%	4.68%	5.68%	5.29%
Bond Fund	5,449,949	4.46%	302,015.86	41,671.01	4,945.99	15.75	14.84	14.99	0.90%	0.22%	0.98%	1.89%	1.56%
Common Stock Fund			1,383,478.15
	29,115,553	1.17%		70,832.70	19,476.76	20.17	13.59	13.10	0.90%	0.22%	6.69%	7.68%	7.29%

Growth Index Fund	1,201,338	0.92%	133,454.67	3,520.11	127,126.91	8.00	8.37	0.82	0.90%	0.22%	2.13%	2.95%	2.66%
Mid Cap Growth Fund	11,020,464	–	462,998.94	66,907.14	49,889.47	20.28	13.84	14.14	0.90%	0.22%	2.83%	3.77%	3.44%
Money Market Fund	17,795,631	2.75%	750,957.47	118,927.50	5,504,282.89	12.94	12.66	1.19	0.90%	0.22%	1.93%	2.87%	2.52%
Small Company Fund	17,754,345	0.09%	420,901.77	64,104.49	84,426.42	34.79	24.49	18.25	0.90%	0.22%	7.25%	8.23%	7.87%

NATIONAL VARIABLE LIFE INSURANCE ACCOUNT (A Separate Account of National Life Insurance Company)
NOTES TO THE FINANCIAL STATEMENTS (continued)
NOTE 7 - FINANCIAL HIGHLIGHTS (continued)

NATIONAL VARIABLE LIFE INSURANCE ACCOUNT (A Separate Account of National Life Insurance Company)
NOTES TO THE FINANCIAL STATEMENTS (continued)
NOTE 7 - FINANCIAL HIGHLIGHTS (continued)

			For the
			Year							For the Year
		At	Ended							Ended
		December	December							December 31,		For the Year Ended
		31, 2005	31, 2005		At December 31, 2005					2005		December 31, 2005

										Expense
					Units			Units Value		Ratio**			Total Return***

VT = VariTrak Product			Investment
EP = Estate Provider Product			Income
BP = Benefit Provider Product		Net Assets	Ratio*	VT	EP	BP	VT	EP	BP	VT	BP	VT	EP	BP

T Rowe Price Equity Series

Blue Chip Growth Portfolio		3,199,506	0.14%	269,838.87	12,340.24	–	11.33	11.50	–	0.90%	0.22%	13.31%	15.02%	–

Equity Income Portfolio		377,672	1.38%	29,966.89	2,664.16	–	11.56	11.73	–	0.90%	0.22%	15.60%	17.34%	–

Health Sciences Portfolio		727,010	–	57,255.74	5,033.21	–	11.66	11.83	–	0.90%	0.22%	16.57%	18.33%	–
Variable Insurance Product
Funds

Contrafund Portfolio		13,500,821	0.27%	511,505.00	74,547.95	–	23.75	18.18	–	0.90%	0.22%	32.66%	35.03%	–

Equity Income Portfolio		13,836,635	1.62%	308,650.99	22,254.18	–	43.92	12.66	–	0.90%	0.22%	15.97%	18.02%	–

Growth Portfolio		17,512,332	0.49%	391,167.50	131,482.11	–	40.63	12.33	–	0.90%	0.22%	7.42%	9.36%	–

High Income Portfolio		5,842,145	14.87%	188,606.84	57,321.68	–	27.97	9.89	–	0.90%	0.22%	10.55%	12.56%	–

Index 500 Portfolio		47,558,614	1.75%	1,275,070.55	622,351.15	–	31.29	12.31	–	0.90%	0.22%	13.91%	15.92%	–
Investment Grade Bond
Portfolio		6,771,097	3.38%	406,594.47	61,846.15	360,921.86	13.09	13.70	1.66	0.90%	0.22%	4.81%	6.71%	6.04%

Mid Cap Portfolio		1,731,568	–	114,317.96	5,614.66	–	14.43	14.64	–	0.90%	0.22%	44.28%	46.45%	–

Overseas Portfolio		13,269,426	0.62%	421,466.58	76,305.21	317,960.47	27.46	12.22	2.40	0.90%	0.22%	32.86%	35.32%	34.68%
Wells Fargo Variable Trust
Funds

Discovery	(g)	7,498,810	–	474,171.08	49,407.92	32,164.89	13.03	14.25	19.19	0.90%	0.22%	8.66%	9.59%	9.24%

Opportunity	(g)	4,216,288	–	183,192.87	30,870.56	13,715.02	17.33	17.03	37.60	0.90%	0.22%	6.91%	7.86%	7.53%

(g) In 2005, Wells Fargo acquired assets from Strong Financial Corporation which became part of the Wells Fargo Variable Trust
Funds.
* These amounts represent dividends, excluding distributions of capital gains, received by the sub-account from the underlying mutual fund, net of management fees assessed by the fund manager, divided by the
average net assets. These ratios exclude those expenses, such as mortality and expense charges, that are assessed against contract owner accounts either through reductions in unit values or the redemption
of units. The recognition of investment income by the sub-account is affected by the timing of the declaration of dividends by the underlying fund in which the sub-account invests.
** These amounts represent the annualized contract expenses of the separate account, consisting primarily of mortality and expense charges, for each period indicated. The ratios include only those expenses
that result in a direct reduction to unit values. Charges made directly to contract owner accounts through the redemption of units and expenses of the underlying fund have been excluded.
*** These amounts represent the total return for the periods indicated, including changes in the value of the underlying fund, and expenses assessed through the reduction of unit values.
These ratios do not include any expenses assessed through the redemption of units.

NATIONAL VARIABLE LIFE INSURANCE ACCOUNT (A Separate Account of National Life Insurance Company)
NOTES TO THE FINANCIAL STATEMENTS (continued)
NOTE 7 - FINANCIAL HIGHLIGHTS (continued)

			For the
			Year							For the Year
			Ended							Ended
		At December	December							December 31,		For the Year Ended
		31, 2004	31, 2004		At December 31, 2004					2004		December 31, 2004

										Expense
					Units			Units Value		Ratio**			Total Return***

VT = VariTrak Product			Investment
EP = Estate Provider Product			Income
BP = Benefit Provider Product		Net Assets	Ratio*	VT	EP	BP	VT	EP	BP	VT	BP	VT	EP	BP

AIM Variable Insurance
Funds

Dynamics Fund	(h)	1,396,954	–	149,887.44	18,922.71	87,643.84	7.56	7.84	1.32	0.90%	0.22%	12.33%	13.33%	12.53%

Health Sciences Fund	(h)	2,345,655	–	226,740.87	20,241.52	26,737.50	9.27	9.61	1.87	0.90%	0.22%	6.63%	7.52%	6.96%

Technology Fund	(h)	1,469,958	–	324,400.29	8,129.74	43,954.80	4.25	4.41	1.23	0.90%	0.22%	3.77%	4.59%	3.88%
Alger American Fund

Growth Portfolio		14,460,397	–	742,966.83	18,205.78	21,562.81	17.80	8.48	50.13	0.90%	0.22%	4.52%	5.49%	5.16%
Leveraged All Cap
Portfolio		1,199,111	–	136,782.52	6,433.93	24,484.75	7.83	8.12	3.10	0.90%	0.22%	7.25%	8.14%	7.69%
Small Capitalization
Portfolio		9,065,543	–	800,628.63	15,306.39	6,038.53	10.85	9.49	38.85	0.90%	0.22%	15.53%	16.52%	16.19%
American Century Variable
Portfolios

Income & Growth Portfolio		5,163,572	1.38%	283,639.63	40,755.48	170,429.76	11.86	12.44	7.58	0.90%	0.22%	12.04%	13.01%	12.57%
Inflation Protection
Portfolio	(i)	668,672	2.44%	58,401.70	22.34	46,695.74	10.56	10.63	1.11	0.90%	0.22%	5.61%	6.25%	5.31%

International Portfolio	(i)	1,003,894	–	85,955.45	2,656.84	–	11.33	11.40	–	0.90%	0.22%	13.27%	13.95%	–

Ultra Portfolio	(i)	18,680	–	1,208.81	519.38	–	10.79	10.85	–	0.90%	0.22%	7.90%	8.55%	–

Value Portfolio		9,052,146	0.93%	412,152.56	54,178.72	111,380.07	16.82	16.00	11.24	0.90%	0.22%	13.28%	14.31%	13.98%

Vista Portfolio	(i)	1,057,019	–	94,855.05	2,659.72	–	10.84	10.90	–	0.90%	0.22%	8.38%	9.03%	–
Dreyfus Variable Investment Fund

Appreciation Portfolio	(i)	672,509	2.44%	63,684.83	1,293.07	–	10.35	10.41	–	0.90%	0.22%	3.49%	4.11%	–
Developing Leaders
Portfolio	(i)	5,150	0.29%	471.27	–	–	10.93	–	–	0.90%	0.22%	9.27%	–	–

Quality Bond Portfolio	(i)	7,997	1.78%	765.22	–	–	10.45	–	–	0.90%	0.22%	4.50%	–	–
Socially Responsible Growth
Fund		296,786	0.41%	34,543.04	1,580.56	15,700.20	7.11	7.37	2.53	0.90%	0.22%	5.28%	6.22%	5.67%
Franklin Templeton Variable
Insurance Products Trust

Foreign Securities Fund	(i)	1,100,190	0.13%	89,188.78	5,835.13	–	11.57	11.64	–	0.90%	0.22%	15.74%	16.44%	–
Mutual Shares Securities
Fund	(i)	50,451	–	3,036.84	1,538.90	–	11.00	11.07	–	0.90%	0.22%	10.04%	10.70%	–

Real Estate Fund	(i)	364,502	0.05%	26,751.43	–	–	13.63	-	–	0.90%	0.22%	36.26%	–	–

Small Cap Fund	(i)	14,500	–	706.23	609.90	–	10.99	11.05	–	0.90%	0.22%	9.86%	10.52%	–
Small Cap Value Securities
Fund	(i)	178,332	0.05%	12,222.47	2,569.06	–	12.04	12.12	–	0.90%	0.22%	20.44%	21.16%	–

(h) On October 15, 2004, INVESCO Dynamics Fund was renamed AIM Dynamics Fund, INVESCO Health Sciences Fund was renamed AIM Health Sciences Fund and INVESCO Technology Fund was
renamed
AIM Technology Fund.
(i) The Investment Income Ratio, Expense Ratio and Total Return are for the period from inception, May 1, 2004, through December 31, 2004.

NATIONAL VARIABLE LIFE INSURANCE ACCOUNT (A Separate Account of National Life Insurance Company)
NOTES TO THE FINANCIAL STATEMENTS (continued)
NOTE 7 - FINANCIAL HIGHLIGHTS (continued)

			For the Year							For the Year
		At	Ended							Ended
		December	December							December 31,		For the Year Ended December
		31, 2004	31, 2004		At December 31, 2004					2004			31, 2004

										Expense
					Units			Units Value		Ratio**			Total Return***

VT = VariTrak Product
EP = Estate Provider
Product			Investment
BP = Benefit Provider			Income
Product		Net Assets	Ratio*	VT	EP	BP	VT	EP	BP	VT	BP	VT	EP	BP

JP Morgan Series Trust II
International Equity
Portfolio		2,304,943	0.55%	181,694.81	21,361.13	6,711.32	10.96	10.83	12.29	0.90%	0.22%	17.33%	18.33%	17.94%
Small Company Portfolio		1,924,996	–	95,738.75	30,801.30	3,545.02	15.12	13.35	18.56	0.90%	0.22%	26.03%	27.18%	26.77%
Morgan Stanley Universal
Institutional Funds
Core Plus Fixed Income Portfolio		106,021	3.77%	–	–	75,091.85	–	–	1.41	0.90%	0.22%	–	–	3.82%
Emerging Markets Equity Portfolio		78,248	0.64%	–	–	60,484.25	–	–	1.29	0.90%	0.22%	–	–	23.21%
High Yield Portfolio		77,397	4.99%	–	–	70,385.40	–	–	1.10	0.90%	0.22%	–	–	8.87%
US Real Estate Portfolio		210,338	1.55%	–	–	88,692.70	–	–	2.37	0.90%	0.22%	–	–	36.30%
Neuberger Berman
Advisors
Management Trust
Fasciano Portfolio	(i)	766,387	–	65,609.25	4,170.97	–	10.98	11.05	–	0.90%	0.22%	9.79%	10.45%	–
Limited Maturity Portfolio	(i)	976,496	4.23%	94,061.07	3,544.38	–	10.00	10.06	–	0.90%	0.22%	0.02%	0.63%	–
Mid Cap Growth Portfolio	(i)	9,645	–	834.80	–	–	11.55	-	–	0.90%	0.22%	15.54%	–	–
Partners Portfolio		1,947,758	0.01%	116,225.23	38,299.23	2,150.33	12.40	11.95	22.98	0.90%	0.22%	17.94%	18.92%	18.58%
Scudder Variable Series II
Dreman High Return
Equity Portfolio	(i)	47,658	–	4,228.88	–	–	11.27	–	–	0.90%	0.22%	12.70%	–	–
Dreman Small Cap Value
Portfolio	(i)	707,841	–	57,126.80	2,013.79	–	11.97	12.04	–	0.90%	0.22%	19.66%	20.38%	–
Scudder VIT Funds
EAFE Equity Index Fund		302,751	2.20%	–	–	27,672.56	–	–	10.94	0.90%	0.22%	–	–	18.66%
Equity 500 Index Fund		1,126,939	1.04%	–	–	85,372.94	–	–	13.20	0.90%	0.22%	–	–	10.28%
Small Cap Index Fund		206,063	0.38%	–	–	12,926.68	–	–	15.94	0.90%	0.22%	–	–	17.39%
Sentinel Variable Products
Trust
Balanced Fund		4,321,892	2.19%	207,705.38	59,631.71	4,286.84	16.76	12.68	19.87	0.90%	0.22%	6.46%	7.40%	7.09%
Bond Fund		5,100,289	4.62%	285,907.34	39,416.35	4,554.53	15.60	14.56	14.76	0.90%	0.22%	3.70%	4.66%	4.29%
				1,281,861.
Common Stock Fund		25,268,356	1.03%	62	67,037.38	15,848.59	18.90	12.62	12.21	0.90%	0.22%	8.69%	9.68%	9.30%
Growth Index Fund		1,306,921	1.41%	138,475.98	3,573.38	240,587.83	7.83	8.13	0.80	0.90%	0.22%	4.41%	5.35%	5.01%
Mid Cap Growth Fund		11,332,447	-	498,627.82	69,175.00	42,280.74	19.72	13.34	13.67	0.90%	0.22%	11.34%	12.29%	11.96%
Money Market Fund		17,602,414	0.95%	815,377.38	147,880.28	4,661,570.91	12.70	12.31	1.16	0.90%	0.22%	0.08%	0.93%	0.35%
Small Company Fund		16,496,249	0.09%	419,192.65	65,304.33	83,879.83	32.44	22.63	16.92	0.90%	0.22%	14.87%	15.89%	15.51%
Strong Variable Insurance
Funds
Mid Cap Growth Fund II		7,561,771	–	530,164.34	51,305.09	30,530.93	11.99	13.00	17.57	0.90%	0.22%	18.05%	19.14%	18.78%
Opportunity Fund II		3,979,718	–	184,194.54	29,614.02	15,065.90	16.21	15.79	34.97	0.90%	0.22%	17.19%	18.25%	17.85%

(i) The Investment Income Ratio, Expense Ratio and Total Return are for the period from inception, May 1, 2004, through December 31, 2004.

NATIONAL VARIABLE LIFE INSURANCE ACCOUNT (A Separate Account of National Life Insurance Company)
NOTES TO THE FINANCIAL STATEMENTS (continued)
NOTE 7 - FINANCIAL HIGHLIGHTS (continued)

			For the
			Year
		At	Ended							For the Year
		December	December							Ended December		For the Year Ended
		31, 2004	31, 2004		At December 31, 2004					31, 2004		December 31, 2004

					Units			Units Value		Expense Ratio**			Total Return***

VT = VariTrak Product
EP = Estate Provider
Product			Investmen
BP = Benefit Provider			t Income
Product		Net Assets	Ratio*	VT	EP	BP	VT	EP	BP	VT	BP	VT	EP	BP

T Rowe Price Equity Series
Blue Chip Growth
Portfolio	(i)	1,054,992	0.76%	91,320.77	6,124.23	–	10.82	10.89	–	0.90%	0.22%	8.22%	8.88%	–
Equity Income Portfolio	(i)	134,477	0.73%	9,933.81	2,009.78	–	11.25	11.32	–	0.90%	0.22%	12.48%	13.16%	–
Health Sciences Portfolio	(i)	222,420	–	20,483.83	906.55	–	10.40	10.46	–	0.90%	0.22%	3.95%	4.58%	–
Variable Insurance Product Funds
Contrafund Portfolio		10,938,158	0.32%	484,390.70	65,707.73	–	20.49	15.43	–	0.90%	0.22%	14.46%	14.63%	–
Equity Income Portfolio		13,956,006	1.52%	328,494.08	17,282.36	–	41.86	11.96	–	0.90%	0.22%	10.52%	11.48%	–
Growth Portfolio		17,379,797	0.25%	408,020.27	134,876.87	–	38.74	11.65	–	0.90%	0.22%	2.44%	3.37%	–
High Income Portfolio		5,813,198	7.64%	190,561.43	59,905.24	–	27.48	9.63	–	0.90%	0.22%	8.61%	9.60%	–
Index 500 Portfolio		46,107,930	1.27%	1,290,304.77	617,023.77	–	30.12	11.74	–	0.90%	0.22%	9.64%	10.58%	–
Investment Grade Bond Portfolio		5,964,534	4.18%	369,439.41	55,508.18	272,354.52	12.93	13.41	1.63	0.90%	0.22%	3.49%	4.42%	4.10%
Mid Cap Portfolio	(i)	624,489	–	50,320.39	428.67	–	12.30	12.38	–	0.90%	0.22%	23.05%	23.79%	–
Overseas Portfolio		11,285,322	1.12%	438,568.50	67,802.24	188,650.48	23.28	10.26	2.02	0.90%	0.22%	12.61%	13.67%	13.49%

(i) The Investment Income Ratio, Expense Ratio and Total Return are for the period from inception, May 1, 2004, through December 31, 2004.

* These amounts represent dividends, excluding distributions of capital gains, received by the sub-account from the underlying mutual fund, net of management fees assessed by the fund manager, divided by the average net assets. These ratios exclude those expenses, such as mortality and expense charges, that are assessed against contract owner accounts either through reductions in unit values or the redemption of units. The recognition of investment income by the sub-account is affected by the timing of the declaration of dividends by the underlying fund in which the sub-account invests.

** These amounts represent the annualized contract expenses of the separate account, consisting primarily of mortality and expense charges, for each period indicated. The ratios include only those expenses that result in a direct reduction to unit values. Charges made directly to contract owner accounts through the redemption of units and expenses of the underlying fund have been excluded.

*** These amounts represent the total return for the periods indicated, including changes in the value of the underlying fund, and expenses assessed through the reduction of unit values. These ratios do not include any expenses assessed through the redemption of units.

NATIONAL VARIABLE LIFE INSURANCE ACCOUNT (A Separate Account of National Life Insurance Company)
NOTES TO THE FINANCIAL STATEMENTS (continued)
NOTE 7 - FINANCIAL HIGHLIGHTS (continued)

		For the							For the Year
	At	Year Ended							Ended
	December	December							December 31,		For the Year Ended
	31, 2003	31, 2003		At December 31, 2003					2003		December 31, 2003

				Units			Units Value		Expense Ratio**			Total Return***

VT = VariTrak Product		Investment
EP = Estate Provider Product		Income
BP = Benefit Provider Product	Net Assets	Ratio*	VT	EP	BP	VT	EP	BP	VT	BP	VT	EP	BP

Alger American Fund
Growth Portfolio	13,792,399	–	752,208.51	14,079.06	18,309.28	17.03	8.04	47.67	0.90%	0.22%	33.95%	35.12%	34.74%
Leveraged All Cap Portfolio	999,850	–	122,678.17	5,470.94	21,894.99	7.30	7.51	2.88	0.90%	0.22%	33.49%	34.77%	34.39%
Small Capitalization Portfolio	8,166,874	–	835,545.56	15,663.66	5,779.70	9.39	8.14	33.44	0.90%	0.22%	41.00%	42.25%	41.86%
American Century Variable
Portfolios
Income & Growth Portfolio	4,481,437	1.20%	283,431.38	44,439.24	147,157.64	10.59	11.01	6.73	0.90%	0.22%	28.24%	29.40%	28.86%
Inflation Protection Portfolio	39,844	1.78%	–	–	38,011.82	-	-	1.05	0.90%	0.22%	–	–	4.82%
Value Portfolio	7,035,523	0.96%	356,443.89	53,173.65	101,249.26	14.85	14.00	9.86	0.90%	0.22%	27.79%	29.01%	28.57%
Dreyfus Variable Investment
Fund
Socially Responsible Growth
Fund	240,565	0.13%	29,648.70	1,003.78	14,012.61	6.75	6.94	2.39	0.90%	0.22%	24.80%	25.97%	25.55%
Gartmore Variable Insurance
Trust
Government Bond	(j) –	6.62%	–	–	–	–	–	–	0.90%	0.22%	-16.74%	-9.13%	-10.96%
JP Morgan Balanced	(j) –	3.47%	–	–	–	–	–	–	0.90%	0.22%	-32.97%	-9.85%	-42.82%
INVESCO Variable Investment
Funds
Dynamics Fund	1,190,251	–	143,199.27	18,541.24	84,220.91	6.73	6.92	1.17	0.90%	0.22%	36.52%	37.84%	37.11%
Health Sciences Fund	1,855,422	–	192,939.04	15,541.10	22,646.01	8.69	8.94	1.75	0.90%	0.22%	26.70%	27.84%	27.42%
Technology Fund	1,242,562	–	284,718.39	7,823.45	35,216.10	4.10	4.22	1.18	0.90%	0.22%	43.96%	45.46%	45.10%
JP Morgan Series Trust ll
International Equity Portfolio	1,811,925	0.78%	166,814.11	20,769.09	6,109.11	9.34	9.15	10.42	0.90%	0.22%	31.20%	32.37%	32.01%
Small Company Portfolio	1,572,255	–	100,034.67	30,896.84	3,240.56	12.00	10.50	14.64	0.90%	0.22%	34.83%	36.02%	35.56%
Morgan Stanley Universal
Institutional Funds
Core Plus Fixed Income
Portfolio	125,085	0.06%	–	–	92,167.81	–	–	1.36	0.90%	0.22%	–	–	4.40%
Emerging Markets Equity
Portfolio	61,753	–	–	–	58,579.08	–	–	1.05	0.90%	0.22%	–	–	48.48%
High Yield Portfolio	45,155	–	–	–	44,815.61	–	–	1.01	0.90%	0.22%	–	–	25.95%
US Real Estate Portfolio	148,870	–	–	–	85,565.66	–	–	1.74	0.90%	0.22%	–	–	36.99%
Neuberger Berman Advisors
Management Trust
Partners Portfolio	1,433,632	–	98,768.57	35,354.81	2,075.23	10.51	10.05	19.38	0.90%	0.22%	33.91%	35.01%	34.66%

(j) On April 25, 2003, balances within the Market Street Fund, Inc. were merged with the Gartmore Variable Insurance Trust (GVIT). Subsequently, on
August 1, 2003, newly created
funds of the Sentinel Variable Products Trust replaced GVIT. See Note 1 for additional information on fund mergers and substitutions in 2003.

NATIONAL VARIABLE LIFE INSURANCE ACCOUNT (A Separate Account of National Life Insurance Company)
NOTES TO THE FINANCIAL STATEMENTS (continued)
NOTE 7 - FINANCIAL HIGHLIGHTS (continued)

		For the							For the Year
	At	Year Ended							Ended
	December	December							December 31,		For the Year Ended
	31, 2003	31, 2003		At December 31, 2003					2003		December 31, 2003

				Units			Units Value		Expense Ratio**			Total Return***

VT = VariTrak Product
EP = Estate Provider
Product		Investment
BP = Benefit Provider		Income
Product	Net Assets	Ratio*	VT	EP	BP	VT	EP	BP	VT	BP	VT	EP	BP

Scudder VIT Fund
EAFE Equity Index Fund	240,260	4.84%	–	–	26,063.89	–	–	9.22	0.90%	0.22%	–	–	33.02%
Equity 500 Index Fund	1,002,614	1.26%	–	–	83,730.91	–	–	11.97	0.90%	0.22%	–	–	27.79%
Small Cap Index Fund	173,759	0.92%	–	–	12,794.72	–	–	13.58	0.90%	0.22%	–	–	46.03%
Sentinel Variable Product
Trust
Balanced Fund	(j) 3,571,846	0.82%	181,324.96	54,492.93	4,049.30	15.74	11.81	18.55	0.90%	0.22%	57.37%	18.05%	85.49%
Bond Fund	(j) 4,615,218	1.76%	270,147.22	34,536.70	5,089.64	15.04	13.91	14.15	0.90%	0.22%	50.39%	39.12%	41.47%
Common Stock Fund	21,200,076	0.91%	1,174,369.90	55,599.87	12,054.00	17.39	11.51	11.17	0.90%	0.22%	30.28%	31.43%	30.94%
Growth Index Fund	892,253	1.05%	95,630.18	2,242.84	205,984.59	7.50	7.71	0.76	0.90%	0.22%	22.81%	24.02%	23.20%
Mid Cap Growth Fund	9,205,904	–	456,641.96	59,329.46	33,894.44	17.71	11.88	12.21	0.90%	0.22%	40.56%	41.88%	41.47%
Money Market Fund	17,528,355	0.72%	891,526.26	128,209.70	4,018,721.37	12.69	12.20	1.16	0.90%	0.22%	-0.14%	0.71%	0.59%
Small Company Fund	12,095,962	0.12%	350,841.90	53,429.49	78,191.12	28.24	19.53	14.65	0.90%	0.22%	38.22%	39.48%	38.95%
Strong Variable Insurance
Funds
Mid Cap Growth Fund II	6,389,767	–	533,877.86	48,242.24	29,836.57	10.16	10.91	14.79	0.90%	0.22%	32.93%	34.18%	33.73%
Opportunity Fund II	3,344,246	0.08%	178,437.76	30,837.55	15,637.85	13.83	13.35	29.67	0.90%	0.22%	35.76%	36.96%	36.55%
Variable Insurance
Products Funds
Contrafund Portfolio	9,185,057	0.43%	466,650.95	61,727.17	–	17.90	13.46	–	0.90%	0.22%	27.33%	28.43%	–
Equity Income Portfolio	13,190,739	1.73%	342,629.43	20,168.87	–	37.87	10.73	–	0.90%	0.22%	29.15%	30.32%	–
Growth Portfolio	16,649,704	0.25%	400,693.39	132,829.96	–	37.82	11.27	–	0.90%	0.22%	31.67%	32.89%	–
High Income Portfolio	4,889,732	6.35%	173,173.73	57,873.59	–	25.30	8.79	–	0.90%	0.22%	26.11%	27.21%	–
Index 500 Portfolio	41,650,704	1.35%	1,260,225.62	661,923.49	–	27.47	10.62	–	0.90%	0.22%	27.25%	28.38%	–
Investment Grade Bond
Portfolio	5,756,876	3.46%	371,043.58	54,492.84	269,645.24	12.49	12.84	1.57	0.90%	0.22%	4.22%	5.21%	4.64%
Overseas Portfolio	10,257,497	0.76%	453,841.84	66,528.69	155,032.48	20.67	9.03	1.78	0.90%	0.22%	42.05%	43.38%	42.68%

(j) On April 25, 2003, balances within the Market Street Fund, Inc. were merged with the Gartmore Variable Insurance Trust (GVIT). Subsequently, on
August 1, 2003, newly created funds of the Sentinel Variable Products Trust replaced GVIT. See Note 1 for additional information on fund mergers and substitutions in 2003.

* These amounts represent dividends, excluding distributions of capital gains, received by the sub-account from the underlying mutual fund, net of management fees assessed by the fund manager, divided by the
average net assets. These ratios exclude those expenses, such as mortality and expense charges, that are assessed against contract owner accounts either through reductions in unit values or the redemption
of units. The recognition of investment income by the sub-account is affected by the timing of the declaration of dividends by the underlying fund in which the sub-account invests.
** These amounts represent the annualized contract expenses of the separate account, consisting primarily of mortality and expense charges, for each period indicated. The ratios include only those expenses
that result in a direct reduction to unit values. Charges made directly to contract owner accounts through the redemption of units and expenses of the underlying fund have been excluded.
*** These amounts represent the total return for the periods indicated, including changes in the value of the underlying fund, and expenses assessed through the reduction of unit values.
These ratios do not include any expenses assessed through
the redemption of units.

NATIONAL VARIABLE LIFE INSURANCE ACCOUNT
(A Separate Account of National Life Insurance Company)

NOTES TO THE FINANCIAL STATEMENTS (continued)

NOTE 8 - FUND SUBSTITUTIONS

Substitution transactions that occurred on August 1, 2003 are shown below. Immediately after the transaction, an
Owner of the Variable Account held the same total dollar value of units in his or her account; only the investment option of the sub-account was changed.

August 1, 2003	Removed Portfolio	Surviving Portfolio

	GVIT Government Bond Fund	SVPT Bond Fund

Shares	310,145.33	370,313.53

NAV	$ 11.94	$ 10.00

Net assets before	$ 3,703,135

Net assets after		$ 3,703,135

	GVIT JP Morgan Balanced Fund	SVPT Balanced Fund

Shares	282,346.64	242,818.11

NAV	$ 8.60	$ 10.00

Net assets before	$ 2,428,181

Net assets after		$ 2,428,181

NOTE 9 - DISTRIBUTION OF NET INCOME

The Variable Account does not expect to declare dividends to policyholders from accumulated net income. The accumulated net income will be distributed to policyholders as withdrawals (in the form of death benefits, surrenders or policy loans) in excess of the policyholders' net contributions to the Variable Account.

NOTE 10 - DIVERSIFICATION REQUIREMENTS

Under the provisions of Section 817(h) of the Internal Revenue Code (“IRC”), a variable universal life insurance contract, other than a contract issued in connection with certain types of employee benefit plans, will not be treated as a variable universal life insurance contract for federal income tax purposes for any period for which the investments of the segregated asset account on which the contract is based are not adequately diversified. The
IRC provides that the adequately diversified requirement may be met if the underlying investments satisfy either a statutory safe harbor test or diversification requirements set forth in regulations issued by the Secretary of the
Treasury.

National Life believes that the Variable Account satisfies the current requirements of the regulations, and it intends that the Variable Account will continue to meet such requirements.

NATIONAL VARIABLE LIFE INSURANCE ACCOUNT
(A Separate Account of National Life Insurance Company)

NOTES TO THE FINANCIAL STATEMENTS (continued)

PENDING ACCOUNTING STANDARDS

SFAS No. 157 – Fair Value Measurements. In September 2006, the FASB issued SFAS No. 157, “Fair Value
Measurements” (“SFAS 157”), which defines fair value, establishes a framework for measuring fair value under current accounting pronouncements that require or permit fair value measurement and enhances disclosures about fair value instruments. SFAS 157 retains the exchange price notion, but clarifies that exchange price is the price in an orderly transaction between market participants to sell the asset or transfer the liability (exit price) in the most advantageous market for that asset or liability, as opposed to the price that would be paid to acquire the asset or receive a liability (entry price). Fair value measurement is based on assumptions used by market participants in pricing the asset or liability, which may include inherent risk, restrictions on the sale or use of an asset, or nonperformance risk which would include the reporting entity’s own credit risk. SFAS 157 establishes a three-level fair value hierarchy, which prioritizes the inputs to valuation techniques used to measure fair value. The highest priority is given to quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs in situations where there is little or no market activity for the asset or liability. In addition, SFAS
157 expands the disclosure requirements for annual and interim reporting to focus on the inputs used to measure fair value, including those measurements using significant unobservable inputs, and the effects of the measurements on earnings. SFAS 157 will be applied prospectively and is effective for fiscal years beginning after
November 15, 2007. Retrospective application is required for certain financial instruments as a cumulative effect adjustment to the opening balance of retained earnings. The Company expects to adopt SFAS 157 effective
January 1, 2008, and is currently evaluating the effects of SFAS 157 on its consolidated financial condition and results of operations.

NLV Financial Corporation
and Subsidiaries
Financial Statements
December 31, 2007 and 2006

NLV FINANCIAL CORPORATION AND SUBSIDIARIES
Index
December 31, 2007 and 2006

Page(s)
Report of Independent Auditors	1
Consolidated Financial Statements
Consolidated Balance Sheets	2
Consolidated Statements of Operations	3
Consolidated Statements of Changes in Stockholder’s Equity	4
Consolidated Statements of Cash Flows	5
Notes to Consolidated Financial Statements	6 - 43

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Stockholder of
NLV Financial Corporation:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, changes in stockholder's equity and cash flows present fairly, in all material respects, the financial position of NLV Financial Corporation and its subsidiaries (the
Company) at December 31, 2007 and 2006, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2007 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board
(United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 3 to the consolidated financial statements, the Company changed its method of accounting for defined benefit pension and other postretirement plans on
December 31, 2007. Additionally, as discussed in Note 3 to the consolidated financial statements, the Company changed its method of accounting for uncertainty in income taxes on
January 1, 2007. Furthermore, as discussed in Note 3 to the consolidated financial statements, the Company changed its method of accounting for interests in certain entities effective January
1, 2005.

February 22, 2008

NLV FINANCIAL CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

December 31,

(In Thousands)	2007	2006

Assets:
Cash and investments:
Available-for-sale debt securities	$ 9,330,759	$ 8,598,799
Available-for-sale debt securities on loan	265,784	378,925

Total available-for-sale debt securities	9,596,543	8,977,724

Available-for-sale equity securities	152,870	194,566
Trading equity securities	23,456	22,317
Mortgage loans on real estate	1,659,951	1,600,394
Policy loans	706,278	696,123
Real estate investments	19,112	20,679
Securities lending invested collateral	234,691	258,203
Other invested assets	358,757	375,809
Cash and cash equivalents	179,405	459,703

Total cash and investments	12,931,063	12,605,518

Deferred policy acquisition costs	969,875	901,214
Accrued investment income	139,898	130,711
Premiums and fees receivable	21,158	22,404
Deferred income taxes	2,786	5,796
Amounts recoverable from reinsurers	135,874	124,920
Present value of future profits of insurance acquired	42,749	47,795
Property and equipment, net	46,829	45,354
Federal income tax recoverable	1,647	5,566
Other assets	226,805	171,665
Separate account assets	983,815	941,376

Total assets	$15,502,499	$15,002,319

Liabilities:
Policy liabilities:
Policy benefit liabilities	$ 4,648,082	$ 4,622,595
Policyholder account liabilities	7,153,888	6,638,668
Policyholders’ deposits	55,599	56,262
Policy claims payable	42,339	52,536
Policyholders’ dividends	128,333	130,140

Total policy liabilities	12,028,241	11,500,201

Amounts payable to reinsurers	21,957	19,500
Securities lending payable	269,927	386,045
Other liabilities and accrued expenses	247,077	313,773
Pension and other post-retirement benefit obligations	168,451	167,192
Debt	294,713	294,679
Separate account liabilities	983,815	941,376

Total liabilities	14,014,181	13,622,766

Stockholder’s Equity:
Class A common stock, 2,000 shares authorized, no shares issued and outstanding	–	–
Class B common stock, par value of $0.01, 1,001 shares authorized, 100 shares
issued and outstanding	–	–
Preferred stock, 500 shares authorized, no shares issued and outstanding	–	–
Retained earnings	1,470,504	1,355,437
Accumulated other comprehensive income	17,814	24,116

Total stockholder’s equity	1,488,318	1,379,553

Total liabilities and stockholder’s equity	$15,502,499	$15,002,319

The accompanying notes are an integral part of these financial statements.

NLV FINANCIAL CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS

For the years ended December 31,

(In Thousands)	2007	2006	2005

Revenues:
Insurance premiums	$ 322,328	$ 336,007	$ 347,547
Policy and contract charges	178,770	156,950	145,845
Net investment income	758,058	797,462	682,023
Net realized investment gains (losses)	(4,953)	1,122	2,146
Change in value of trading equity securities	847	1,538	155
Mutual fund commissions and fee income	104,017	105,919	103,100
Other income	21,800	18,563	17,596

Total revenues	1,380,867	1,417,561	1,298,412

Benefits and Expenses:
Increase in policy liabilities	29,717	81,783	76,918
Policy benefits	411,267	349,718	356,332
Policyholders' dividends and dividend obligations	111,097	122,308	116,103
Interest credited to policyholder account liabilities	274,928	327,445	230,709
Operating expenses	169,600	174,797	159,180
Interest expense on debt	21,944	21,975	20,465
Early retirement of surplus notes and other financing	–	–	974
Policy acquisition expenses and amortization of
present value of future profits, net	198,994	179,242	195,010

Total benefits and expenses	1,217,547	1,257,268	1,155,691

Income before income taxes and minority interest	163,320	160,293	142,721

Income tax expense	48,101	43,566	38,582

Income before minority interest	115,219	116,727	104,139

Minority interest in consolidated subsidiaries	–	(103)	1,237

Net Income	$ 115,219	$ 116,830	$ 102,902

The accompanying notes are an integral part of these financial statements.

NLV FINANCIAL CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDER’S EQUITY

					Accumulated
	Class A	Class B			Other
	Common Common Preferred Retained Comprehensive
(In Thousands)	Stock	Stock	Stock	Earnings	Income	Total

January 1, 2005	$–	$–	$–	$1,130,826	$ 96,238	$1,227,064
Opening Balance Adjustment				4,879		4,879

January 1, 2005 (Adj.) (See Note 2)				1,135,705	$ 96,238	1,231,943

Comprehensive income:
Net income	–	–	–	102,902	–	102,902
Change in unrealized gains on
available-for-sale securities, net	–	–	–	–	(57,111)	(57,111)
Change in cash flow hedge on debt
issuance, net	–	–	–	–	34	34
Change in additional minimum
pension liability, net	–	–	–	–	(9,474)	(9,474)

Total comprehensive income						36,351

December 31, 2005	–	–	–	1,238,607	29,687	1,268,294

Comprehensive income:
Net income	–	–	–	116,830	–	116,830
Change in unrealized gains on
available-for-sale securities, net	–	–	–	–	(9,620)	(9,620)
Change in cash flow hedge on debt
issuance, net	–	–	–	–	34	34
Change in additional minimum
pension liability, net	–	–	–	–	4,015	4,015

Total comprehensive income						111,259

December 31, 2006	–	–	–	1,355,437	24,116	1,379,553

Cumulative effect of adoption of
FIN 48	–	–	–	(152)	–	(152)

Comprehensive income:
Net income	–	–	–	115,219	–	115,219
Change in unrealized gains on
available-for-sale securities, net	–	–	–	–	(9,464)	(9,464)
Change in cash flow hedge on debt
issuance, net	–	–	–	–	34	34
Change in additional minimum
pension liability, net, prior to adoption
of SFAS No. 158	–	–	–	–	11,263	11,263

Total comprehensive income						117,052

Adjustments for adoption of SFAS
No. 158:
Establishment of liability, net	–	–	–	–	(18,033)	(18,033)
Reduction of additional minimum
pension liability, net	–	–	–	–	9,898	9,898

December 31, 2007	$–	$–	$–	$1,470,504	$ 17,814	$1,488,318

The accompanying notes are an integral part of these financial statements.

NLV FINANCIAL CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31,

(In Thousands)	2007	2006	2005

Cash Flows from Operating Activities:
Net income	$ 115,219	$ 116,830	$ 102,902

Adjustments to reconcile net income to net cash provided by
operating activities:
Changes in assets and liabilities:
Accrued investment income	(9,187)	(3,364)	(5,040)
Policy acquisition costs	(66,360)	(83,564)	(48,907)
Policy benefit liabilities	35,585	43,992	39,937
Interest credited to policyholder account liabilities	274,928	327,445	230,709
Policy and contract charges	(178,770)	(156,950)	(145,845)
Other assets and liabilities	22,025	36,319	14,290
Provision for deferred income taxes	6,411	26,917	8,350
Net realized investment losses (gains)	4,953	(1,122)	(2,146)
Net options gains	(1,959)	(77,348)	(3,438)
Market value change on corporate owned life insurance policies	(5,706)	(4,037)	(2,862)
Change in present value of future profits of insurance acquired	6,172	8,176	8,796
Depreciation	6,941	8,276	10,498
Other	10,755	12,052	20,726

Net cash provided by operating activities	221,007	253,622	227,970

Cash Flows from Investing Activities:
Proceeds from sales, maturities and repayments of investments	2,261,479	2,906,885	3,343,409
Cost of investments acquired	(3,030,297)	(3,438,464)	(4,143,967)
Change in policy loans	(10,155)	(4,476)	5,306
Change in securities lending invested collateral	23,512	(99,321)	(158,882)
Other	(16,895)	(10,316)	(26,463)

Net cash used by investing activities	(772,356)	(645,692)	(980,597)

Cash Flows from Financing Activities:
Policyholders' deposits	1,125,012	1,047,595	909,404
Policyholders' withdrawals	(737,843)	(576,402)	(366,056)
Change in securities lending payable	(116,118)	18,659	346,089
Issuance of senior notes and other debt	–	–	146,705
Retirement of surplus notes and other debt	–	–	(44,853)
Other	–	–	(18,296)

Net cash provided by financing activities	271,051	489,852	972,993

Net Increase (Decrease) in Cash and Cash Equivalents	(280,298)	97,782	220,366

Cash and Cash Equivalents:
Beginning of year	459,703	361,921	141,555

End of year	$ 179,405	$ 459,703	$ 361,921

The accompanying notes are an integral part of these financial statements.

NLV FINANCIAL CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2007 and 2006

NOTE 1 – NATURE OF OPERATIONS

NLV Financial Corporation (“NLVF”) and its subsidiaries and affiliates (the “Company”) offer a broad range of financial products and services, including life insurance, annuities, mutual funds, and investment advisory and administrative services. The flagship company of the organization, National Life Insurance
Company (“National Life”), was chartered in 1848. The Company employs approximately 900 people, primarily concentrated in Montpelier, Vermont and Dallas, Texas. On January 1, 1999, pursuant to a mutual holding company reorganization, National Life converted from a mutual to a stock life insurance company. All of National Life’s outstanding shares are currently held by its parent, NLVF, which is a wholly-owned subsidiary of National Life Holding Company (“NLHC”). NLHC and its subsidiaries are collectively known as the National Life Group. Concurrent with the conversion to a stock life insurance company, National Life created a closed block of insurance and annuity policies (the “Closed Block”).

The Company’s insurance operations develop and distribute individual life insurance and annuity products.
The Company markets this diverse product portfolio to small business owners, professionals, and other middle to upper income individuals. The Company provides financial solutions in the form of estate, business succession and retirement planning, deferred compensation and other key executive benefit plans, and asset management services. Insurance and annuity products are primarily distributed through twenty-one general agencies in major metropolitan areas and a system of marketing general agents and independent marketing organizations throughout the United States of America. The Company has in excess of 515,000 policyholders and is licensed to do business in all 50 states and the District of
Columbia through its member companies. About 30% of the Company’s total collected premiums and deposits are from residents of the states of New York and California.

Through Sentinel Asset Management, Inc. (“SAMI”) and its subsidiaries and affiliates, the Company also distributes and provides investment advisory and administrative services to the Sentinel Group Funds, Inc.
(“Sentinel Funds”). The Sentinel Funds’ $4.7 billion of net assets represent fifteen mutual funds managed on behalf of about 206,000 individual, corporate, and institutional shareholders worldwide.

During 2006, the Company sold its subsidiary, American Guaranty and Trust Company (“AG&T”), to an
unrelated party. The Company also sold its interest in a consolidated real estate partnership to an entity controlled by the minority interest partner of the partnership.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Principles of Consolidation

The accompanying consolidated financial statements of the Company have been prepared in conformity with accounting principles generally accepted in the United States of America (“GAAP”).

The consolidated financial statements of the Company include the accounts of NLVF and its direct and indirect subsidiaries. All significant intercompany transactions and balances have been eliminated in consolidation.

Certain reclassifications have been made to conform prior periods to the current year's presentation.

These financials were previously issued by the Company. Subsequent to their issuance, the Company discovered that a significant portion of the collateral held under the Company’s securities lending program was misclassified as cash and cash equivalents as of December 31, 2007, 2006, and 2005. The reissued financial statement presentation in the Company’s Consolidated Balance Sheets reflects the reclassification of $234.7 million and $258.2 million from cash and cash equivalents to securities lending invested collateral as of December 31, 2007 and 2006, respectively. Beginning of year and end of year cash and cash equivalents balances were adjusted on the Company’s Consolidated Statements of Cash

NLV FINANCIAL CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Basis of Presentation and Principles of Consolidation (continued)

Flows for the balances reported for 2007 and 2006. In addition, the December 31, 2005 cash and cash equivalent balance was adjusted to reflect the misclassification by $158.9 million. These changes resulted in net cash used by investing activities to be increased (decreased) by $(23.5) million, $99.3 million, and
$158.9 million for the years ended December 31, 2007, 2006, and 2005, respectively, for changes in securities lending invested collateral. These changes also resulted in the net increase (decrease) in cash and cash equivalents line item to be increased (decreased) by $23.5 million, $(99.3) million, and $(158.9)
million for the years ended December 31, 2007, 2006, and 2005. The Company’s disclosure about its securities lending program and its fair value of financial instruments has also been modified (See Note 4).
The Company reclassified $50.3 million and $26.9 million from cash and cash equivalents to securities lending invested collateral as of December 31, 2007 and 2006, respectively within the Closed Block (See
Note 11).

In the second quarter of 2008, subsequent to the issuance of these consolidated financial statements, the
Company identified errors in its equity-indexed annuity reserve liability calculation. Based on this matter, the Company identified that these errors resulted in inaccuracies in the presentation of certain line items within the Company’s consolidated balance sheets, consolidated statements of operations, and consolidated statements of changes in stockholder’s equity as well as net income and certain line items as reported on the consolidated statements of cash flows for the years ended December 31, 2005, 2006 and
2007. It should be noted that although certain line items were reported inaccurately on the statements of cash flows, there is no impact to the overall cash flow of the Company in any of the noted reporting periods. The error did not result in a material impact to the net book value or the earnings of the
Company in any reported period. Corrected financial statement balances and accompanying footnotes are currently reflected in this presentation. The cumulative impact of the error prior to January 1, 2005 totaled $4.9 million and is reflected as an adjustment to opening retained earnings as of January 1, 2005 on the consolidated statements of changes in stockholder's equity.

As a result of the error, total stockholder's equity and net income have been understated for the years noted. The accumulated impact of the errors to stockholder's equity is $22.7 million (1.6% increase) as of
December 31, 2007. More specifically, on the consolidated balance sheets of the years noted, policy account liabilities and deferred income taxes were overstated and deferred policy acquisition costs were understated. On the consolidated statements of operations, interest credited to policyholder account liabilities, and policy acquisition expense and amortization of the present value of future profits, net were overstated and income tax expense was understated.

NLV FINANCIAL CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2007 and 2006

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Basis of Presentation and Principles of Consolidation (continued)

To more thoroughly understand the impacts of the error on the financial statements, the following tables are provided to disclose the adjustments to the financial statement line items impacted.

Consolidated Balance Sheet Statement
	Year Ended December 31, 2007

		As previously
(In Thousands)	As Adjusted	reported	Effect of change

Deferred policy acquisition costs	969,875	966,238	3,637
Deferred income taxes	2,786	15,031	(12,245)
Policyholder account liabilities	7,153,888	7,185,237	(31,349)
Retained Earnings	1,470,504	1,447,763	22,741

	Year Ended December 31, 2006

		As previously
(In Thousands)	As Adjusted	reported	Effect of change

Deferred policy acquisition costs	901,214	899,032	2,182
Deferred income taxes	5,796	14,683	(8,887)
Policyholder account liabilities	6,638,668	6,661,878	(23,210)
Retained Earnings	1,355,437	1,338,932	16,505

Consolidated Statement of Operations
	Year Ended December 31, 2007

		As previously
(In Thousands)	As Adjusted	reported	Effect of change

Interest credited to policyholder account liabilities	274,928	283,111	(8,183)
Policy acquisition expenses and amortization of	198,994	200,405	(1,411)
present value of future profits, net
Income tax expense	48,101	44,743	3,358
Net Income	115,219	108,983	6,236

	Year Ended December 31, 2006

		As previously
(In Thousands)	As Adjusted	reported	Effect of change

Interest credited to policyholder account liabilities	327,445	336,650	(9,205)
Policy acquisition expenses and amortization of
present value of future profits, net	179,242	179,549	(307)
Income tax expense	43,566	40,237	3,329
Net Income	116,830	110,647	6,183

	Year Ended December 31, 2005

		As previously
(In Thousands)	As Adjusted	reported	Effect of change

Interest credited to policyholder account liabilities	230,709	238,444	(7,735)
Policy acquisition expenses and amortization of
present value of future profits, net	195,010	195,649	(639)
Income tax expense	38,582	35,651	2,931
Net Income	102,902	97,459	5,443

NLV FINANCIAL CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Basis of Presentation and Principles of Consolidation (continued)

Consolidated Statement of Cash Flow
	Year Ended December 31, 2007

		As previously
(In Thousands)	As Adjusted	reported	Effect of change

Net Income	115,219	108,983	6,236
Policy acquisition costs	(66,360)	(64,949)	(1,411)
Interest credited to policyholder account liabilities	274,928	283,111	(8,183)
Provision for deferred income taxes	6,411	3,053	3,358

	Year Ended December 31, 2006

		As previously
(In Thousands)	As Adjusted	reported	Effect of change

Net Income	116,830	110,647	6,183
Policy acquisition costs	(83,564)	(83,257)	(307)
Interest credited to policyholder account liabilities	327,445	336,650	(9,205)
Provision for deferred income taxes	26,917	23,588	3,329

	Year Ended December 31, 2005

		As previously
(In Thousands)	As Adjusted	reported	Effect of change

Net Income	102,902	97,459	5,443
Policy acquisition costs	(48,907)	(48,268)	(639)
Interest credited to policyholder account liabilities	230,709	238,444	(7,735)
Provision for deferred income taxes	8,350	5,419	2,931

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Investments

Available-for-sale debt and equity securities are reported at estimated fair value. Available-for-sale debt and equity securities that experience declines in value are regularly evaluated for other than temporary impairments. Impairment losses for declines in value of fixed maturity investments and equity securities below cost attributable to issuer-specific events are based upon all relevant facts and circumstances for each investment and are recognized as realized losses when deemed to be other than temporary. For such securities, realized losses are recorded to reduce amortized cost to fair value. For actively traded securities, fair value is generally quoted market price.

Loan-backed securities are reported at estimated fair value. Prepayment assumptions used in the calculation of the effective yield are based on available industry sources and information provided by lenders. The retrospective adjustment methodology is used for the valuation of securities, with the amortized cost of the security adjusted in the current period for anticipated changes in future cash flows.

NLV FINANCIAL CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Investments (continued)

Market values for available-for-sale debt and equity securities with quoted market prices are based on
Interactive Data pricing obtained through HUB Data, Inc. Market values are estimated using an internal pricing matrix using spread pricing for privately placed or other securities when quoted market prices are not available.

Beneficial interests in securitized financial assets which experience changes in expected future cash flows are written down to fair value with the resulting change included in net realized investment gains (losses).

Trading equity securities are reported at estimated fair value. Realized and unrealized gains and losses on trading equity securities are included in change in value of trading equity securities.

Mortgage loans are reported at amortized cost, less valuation allowances for the excess, if any, of the amortized cost of impaired loans over the estimated fair value of the related collateral. Changes in valuation allowances are included in net realized investment gains (losses).

Policy loans are reported at their unpaid balance and are fully collateralized by related cash surrender values.

Real estate investments held for investment purposes are reported at depreciated cost. Real estate acquired in satisfaction of debt is generally held for investment and is transferred to real estate at the lower of cost or estimated fair value. In establishing real estate reserves, the Company considers, among other things, the estimated fair value of the real estate compared to depreciated cost. Real estate held for sale is held at the lower of cost or estimated fair value less estimated selling costs.

Long options and futures contracts are included in other invested assets and carried at estimated fair value.
Short options contracts are included in other liabilities and accrued expenses and carried at estimated fair value. The estimated fair values of derivatives are based on quoted values. Changes in fair value are reflected in the statements of operations as a component of net investment income.

Investments in unconsolidated partnerships are included in other invested assets and are recorded at the
Company’s underlying share of the partnership’s equity, which approximates fair value. Impairments are recorded in net realized investment gains and losses if future earnings are projected to be less than the carrying value of the investment. Changes in the fair value of limited partnerships are included in change in unrealized gains on available-for-sale securities, net of related deferred income taxes.

Investments in affordable housing tax credit limited partnerships are accounted for using the equity method, and included in other invested assets. These investments are amortized using the effective yield method within net investment income.

Realized investment gains and losses are recognized using the specific identification method and are reported as net realized investment gains (losses). Changes in the estimated fair values of available-for-
sale debt and equity securities are reflected in other comprehensive income after adjustments for related deferred policy acquisition costs, present value of future profits of insurance acquired, policyholder dividend obligations, and deferred income taxes.

Cash and cash equivalents include highly liquid debt instruments purchased with remaining maturities of three months or less.

NLV FINANCIAL CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Policy Acquisition Expenses

Commissions and other costs of acquiring business that vary with and are primarily attributable to the production of new business are generally deferred.

Deferred policy acquisition costs for participating life insurance, universal life insurance, and investment-
type annuities are amortized in relation to estimated gross margins. Amortization is adjusted retrospectively for actual experience and when estimates of future gross margins are revised. Future gross margins may be revised due to changes in projected investment rates, mortality assumptions, expenses, contract lapses, withdrawals, and surrenders. Deferred policy acquisition costs for these products are adjusted for related unrealized gains and losses on available-for-sale debt and equity securities (after deducting any related policyholder dividend obligations) through other comprehensive income, net of related deferred income taxes.

Deferred policy acquisition costs for non-participating term life insurance and disability income insurance are amortized in relation to premium income using assumptions consistent with those used in computing policy benefit liabilities.

A significant assumption in projecting estimated gross profits for universal life and annuity contracts is the difference between the earned interest rate and the credited interest rate. Another significant assumption is the rate of investment return on the assets held in variable product separate accounts. Gross profits for the variable life and variable annuity products in these separate accounts include charges assessed based on separate account asset levels.

In 2007, the Company updated its assumptions related to the deferral of agent benefits, resulting in an additional $2.8 million of agent benefit costs being deferred in 2007. The Company also revised its utilization rate of free partial withdrawal assumption on annuity products resulting in increased amortization of $7.6 million in 2007. In addition, the Company revised its surrender and investment spread assumptions resulting in increased (decreased) amortization of $1.9 million and $(2.1) million, respectively, in 2007 on non-indexed life and annuity products.

In 2006, the Company completed a review of deferred underwriting and issuance costs resulting in the standardization of its deferral policy to provide consistency throughout the Company. As a result, an additional $3.8 million of underwriting and issuance costs were deferred in 2006.

Deferred policy acquisition costs assets are regularly evaluated for recoverability from product margins. In
2006, the Company amortized the remaining $1.2 million of deferred acquisition costs on its COLI line of business due to the expectation that future expenses associated with the underlying policies will exceed future profit margins.

In 2006, the Company changed its mortality assumption which increased future estimated gross profits resulting in reduced amortization of $3.8 million. The Company also reflected the impact of revenue sharing in the separate accounts of variable products for both historical and projected expected gross profits thereby increasing future estimated gross profits. This change resulted in reduced amortization of
$1.9 million.

In 2005, the Company amortized the remaining $11.0 million of deferred acquisition costs on disability income contracts as a result of management’s evaluation of recoverability from future product margins.

In 2005, there were changes in individual assumptions used in the calculation of unamortized deferred policy acquisition costs assets. These changes collectively had no significant earnings impact in 2005.

NLV FINANCIAL CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Policy Acquisition Expenses (continued)

In 2005, the Company updated substantially all assumptions underlying the calculation of amortization of deferred acquisition costs associated with Closed Block policies, in conjunction with revisions to the dividend scales applying to these policies.

In 2005, the Company also changed its methodology for universal life and annuity contracts to project that its current investment income rates would remain constant in future years, but that credited interest rates would grade to those implied by product pricing margins over a five year period. Previously, the Company had assumed that the then current interest rate environment would not persist, and that new investment interest rates would increase to more typical levels of 7.0% - 7.5% by 2007.

The assumed rate of investment return on the assets held in variable product separate accounts (after deduction of fund fees and mortality and expense charges) was 8.00% in 2007 and 2006.

Present Value of Future Profits of Insurance Acquired

Present value of future profits of insurance acquired (“PVFP”) is the actuarially-determined present value of future projected profits from policies in force at the date of their acquisition, and is amortized in relation to the gross profits of those policies. Amortization is adjusted retrospectively for actual experience and when estimates of future profits are revised. The PVFP asset is also adjusted for related unrealized gains and losses on available-for-sale debt and equity securities through other comprehensive income, net of related deferred income taxes.

Goodwill and Other Intangible Assets

Goodwill and other intangible assets having indefinite useful lives are tested at least annually for impairment. Intangible assets with finite useful lives are amortized over those lives. Total goodwill was
$8.2 million and $8.5 million at December 31, 2007 and 2006, respectively, and was included in other assets. Total other intangible assets were $23.3 million and $16.3 million at December 31, 2007 and 2006, respectively, and were included in other assets. The net change in goodwill and other intangible assets in
2007 is due to the purchase of assets related to the investment advisory and management of mutual fund assets which were reorganized into the Sentinel Funds, offset by impairment reductions. Goodwill was reduced by $0.4 million and other intangible assets were reduced by $1.5 million in 2007 due to impairment.
There were no reductions in goodwill or other intangible assets due to impairment during 2006 or 2005.
Goodwill was reduced by $0.4 million in 2006 resulting form the sale of AG&T.

Property and Equipment

Property and equipment is reported at depreciated cost. Real property is primarily depreciated over 39.5 years using the straight-line method. Furniture and equipment is depreciated using accelerated depreciation methods over 7 years and 5 years, respectively.

Corporate Owned Life Insurance

The Company holds life insurance contracts on certain members of management and other key individuals.
The total cash surrender value of these Corporate Owned Life Insurance (“COLI”) contracts was $147.2 million and $99.7 million at December 31, 2007 and 2006, respectively, and is included in other assets.
Approximately 58% and 76% of the total COLI cash surrender value was held at declared interest, with the remainder held in segregated variable separate account funds at December 31, 2007 and 2006, respectively.

NLV FINANCIAL CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Corporate Owned Life Insurance (continued)

COLI income includes the net change in cash surrender value and any benefits received. COLI income was $5.7 million, $6.2 million, and $7.0 million in 2007, 2006, and 2005, respectively, and is included in other income.

Separate Accounts

Separate accounts are segregated funds relating to certain variable annuity policies, variable life policies, and the Company’s pension plans. Separate account assets are primarily common stocks and bonds and are carried at estimated fair value. Separate account liabilities, which reflect separate account policyholders’ interests in separate account assets, reflect the actual investment performance of the respective accounts. Minimum guarantees related to separate account policies are included in policy liabilities. Separate account results relating to policyholders’ interests are excluded from the Company’s consolidated operations.

Policy Liabilities

Policy benefit liabilities for participating life insurance are developed using the net level premium method, with interest and mortality assumptions used in calculating policy cash surrender values. Participating life insurance terminal dividend reserves are accrued in relation to gross margins, and are included in policy benefit liabilities.

Policy benefit liabilities for non-participating life insurance, disability income insurance, and certain annuities are developed using the net level premium method with assumptions for interest, mortality, morbidity, and voluntary terminations. In addition, disability income policy benefit liabilities include provisions for future claim administration expenses.

Policyholder account liabilities for non-indexed life insurance (universal life products) and investment-type annuities represent amounts that inure to the benefit of the policyholders before surrender charges.
Policyholder account balances for indexed life insurance and annuity liabilities consist of a combination of underlying host contract and embedded derivative values. The underlying host contract is primarily based on policy guarantees and its initial value is determined at the time of premium payment. Thereafter, the host contract liability increases with interest to reach the guaranteed value at projected maturity. The embedded derivative component is based on the fair value of the contract’s expected participation in future increases in the S&P 500 or Russell 2000 indexes. The fair value of the embedded derivative component includes assumptions about future interest rates and interest rate structures, future costs for options used to hedge the contract obligations, and the level and limits on contract participation in any future increases in the S&P 500 or Russell 2000 indexes.

As previously mentioned, the Company revised its utilization rate of free partial withdrawal assumption on indexed annuity products resulting in a reduction of policyholder account liabilities of $7.6 million in 2007.

The guaranteed minimum interest rates for the Company’s fixed interest rate annuities range from 1.5% to
4.5% . As of December 31, 2007 and 2006, less than 2% of the contracts inforce had a credited rate below
3%. The guaranteed minimum interest rates for the Company’s fixed interest rate universal life insurance policies range from 3% to 4.5% . These guaranteed minimum rates are before deduction for any policy administration fees or mortality charges.

NLV FINANCIAL CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Policy Liabilities (continued)

Reserves are established, as appropriate, for separate account product guarantees. The most significant of these relates to a guaranteed minimum death benefit on variable annuities equal to the amount of premiums paid less prior withdrawals (regardless of investment performance). In addition, a policyholder less than seventy-six years of age may elect, at issue, to purchase an enhanced death benefit rider, which pays a benefit on death equal to the sum of the highest prior anniversary value and the net of premiums received and funds withdrawn since that date. The average age of policyholders with the enhanced death benefit rider at December 31, 2007 was fifty-six. Coverage from this rider ceases at age eighty. Guaranteed death benefits are reduced dollar-for-dollar for partial withdrawals, which increases the risk profile of this benefit. Partial withdrawals from policies issued after November 1, 2003, will use the pro-
rata method. Policyholder partial withdrawals to date have not been significant. Separate account product guarantee reserves are calculated as a percentage of collected mortality and expense risk and rider charges, with the current period change in reserves reflected in policyholder benefits.

The Company offers various sales incentives including bonus interest credited on its annuity products at the point of sale, as well as higher interest crediting rates in the first policy year. The Company capitalizes and amortizes these incentives to the extent they are in excess of expected policy benefits and interest credits provided in renewal years. These incentives are amortized based on the underlying gross margins of the products, with amortization adjusted periodically to reflect actual experience. The Company capitalized sales inducement costs of $4.7 and $5.3 million and recorded net amortization of $2.8 and $2.6 million during 2007 and 2006, respectively. Sales inducement assets were $13.6 and $11.7 million at December
31, 2007 and 2006, respectively.

The Company also offers persistency bonuses on certain products, whereby contract holders can receive additional interest credits by maintaining their policy inforce for predetermined durations. These additional interest credits are accrued ratably over the bonus period and adjusted for actual persistency. The
Company accrued sales inducement liabilities of $0.2 million during 2007 and 2006 and recorded net increases for amortization and unlocking of $0.3 and $0.9 million during 2007 and 2006, respectively.
Sales inducement liabilities were $9.7 and $9.2 million at December 31, 2007 and 2006, respectively.

Reinsurance

The Company reinsures certain risks assumed in the normal course of business to other companies. The
Company assumes a small amount of reinsurance from other companies. These reinsurance arrangements provide for greater diversification of business, allow management to control exposure to potential losses arising from large risks, and provide additional capacity for growth.

Amounts recoverable from and payable to reinsurers are estimated in a manner consistent with the related liabilities associated with the reinsured policies. Reinsurance premiums and benefits paid or provided are accounted for on bases consistent with those used in accounting for the original policies issued and the terms of the reinsurance contracts.

Policyholders’ Dividends and Dividend Obligations

Policyholders’ dividends consist of the pro-rata amount of dividends earned that will be paid or credited at the next policy anniversary and policyholder dividend obligations arising from the Closed Block. Dividends are based on a scale that seeks to reflect the relative contribution of each group of policies to National
Life’s overall operating results. The dividend scale is approved annually by National Life’s Board of
Directors.

NLV FINANCIAL CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Policyholder Deposits

Policyholder deposits primarily consist of death benefits held in interest-bearing accounts for life insurance contract beneficiaries.

Recognition of Insurance Revenues and Related Expenses

Premiums from traditional life and certain annuities are recognized as revenue when due from the policyholder. Benefits and expenses are matched with income by providing for policy benefit liabilities and the deferral and amortization of policy acquisition costs so as to recognize profits over the life of the policies.

Premiums and surrenders from universal life and investment-type annuities are reported as increases and decreases, respectively, in policyholder account liabilities. Revenues for these policies consist of mortality charges, policy administration fees, and surrender charges deducted from policyholder account liabilities.
Policy benefits charged to expense include benefit claims in excess of related policyholder account liabilities. Premiums from disability income policies are recognized as revenue over the period to which the premiums relate. Benefits and expenses are matched with income by providing for policy benefit liabilities and the deferral and amortization of policy acquisition costs so as to recognize profits over the life of the policies.

Federal Income Taxes

NLHC will file a consolidated tax return for the tax year ended December 31, 2007. The income tax return will include NLHC and all members within the Company. Current federal income taxes are charged or credited to operations based upon amounts estimated to be payable or recoverable as a result of taxable operations for the current year. Deferred income tax assets and liabilities are recognized based on temporary differences between financial statement carrying amounts and income tax bases of assets and liabilities using enacted income tax rates and laws.

Minority Interests

Minority interests represented minority partners’ interests in entities within the Company. Minority interests attributable to common stockholders are carried on the equity method. Those attributable to preferred stockholders are carried on the cost method, with dividends paid reflected as minority interests expense within the consolidated financial statements.

During 2006, the Company sold its interests in two entities within the Company which had minority interests.
There are no remaining minority interests in entities within the Company.

In late 2005, the Company purchased most of the remaining minority interests held by outside investors.
On October 1, 2005, $5 million of mandatory redeemable preferred stock issued by an affiliate of SAMI was redeemed by the Company for $5,974,000. An early retirement premium of $974,000 is included in early retirement of surplus notes and other financing expense.

NOTE 3 – CHANGES IN ACCOUNTING PRINCIPLES

Financial Accounting Standards Board Interpretation No. 48 – Accounting for Uncertainty in Income
Taxes – an interpretation of Financial Accounting Standards Board Statement No. 109. In July 2006,
the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes – an
interpretation of FASB Statement No. 109” (“FIN 48”). FIN 48 requires an entity to determine whether it is

NLV FINANCIAL CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 3 – CHANGES IN ACCOUNTING PRINCIPLES (continued)

“more likely than not” that an individual tax position will be sustained upon examination by the appropriate taxing authority prior to any part of the benefit being recognized in the financial statements. The amount recognized would be the largest amount of tax benefit that is greater than fifty percent likely of being realized upon ultimate settlement, along with any related interest and penalties (if applicable). Upon adoption of FIN 48, the guidance will be applied to all tax positions, and only those tax positions meeting the
“more likely than not” threshold will be recognized or continue to be recognized in the financial statements.
In addition, FIN 48 expands disclosure requirements to include additional information related to unrecognized tax benefits, including accrued interest and penalties, and uncertain tax positions where the estimate of the tax benefit may change significantly in the next twelve months. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company adopted FIN 48 effective January 1, 2007 by recording an increase in the liability for unrecognized tax benefits of $152,000 in its Consolidated Balance
Sheets, offset by a reduction to the beginning balance of retained earnings.

SFAS No. 155 – Accounting for Certain Hybrid Financial Instruments – an amendment of FASB
Statements No. 133 and 140. In February 2006, the FASB issued SFAS No. 155, “Accounting for Certain
Hybrid Financial Instruments – an amendment of FASB Statements No. 133 and 140” (“SFAS 155”) which permits fair value remeasurement for a hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation. Under SFAS 155, an entity may make an irrevocable election to measure a hybrid financial instrument at fair value, in its entirety, with changes in fair value recognized in earnings. SFAS 155 also: (a) clarifies which interest-only strips and principal-only strips are not subject to the requirements of SFAS 133, “Accounting for Derivative Instruments and Hedging Activities”;
(b) eliminates the interim guidance in SFAS 133 Implementation Issue No. D1, “Application of Statement
133 to Beneficial Interests in Securitized Financial Assets,” and establishes a requirement to evaluate beneficial interests in securitized financial assets to identify interests that are either freestanding derivatives or hybrid financial instruments that contain an embedded derivative requiring bifurcation; (c) clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives; and (d) eliminates restrictions on a qualifying special-purpose entity’s ability to hold passive derivative financial instruments that pertain to beneficial interests that are or contain a derivative financial instrument.

In December 2006, the FASB issued Derivative Implementation Group Statement 133 Implementation
Issue No. B40, “Embedded Derivatives: Application of Paragraph 13(b) to Securitized Interests in
Prepayable Financial Assets” (“DIG B40”). Since SFAS 155 eliminated the interim guidance related to securitized financial assets, DIG B40 provides a narrow scope exception for securitized interests that contain only an embedded derivative related to prepayment risk. Under DIG B40, a securitized interest in prepayable financial assets would not be subject to bifurcation if: (a) the right to accelerate the settlement of the securitized interest cannot be controlled by the investor and (b) the securitized interest itself does not contain an embedded derivative for which bifurcation would be required other than an embedded derivative that results solely from the embedded call options in the underlying financial assets. Any other terms in the securitized financial asset that may affect cash flow in a manner similar to a derivative instrument would be subject to the requirements of paragraph 13(b) of SFAS 133. The guidance in DIG B40 is to be applied upon the adoption of SFAS 155.

The Company adopted the provisions SFAS 155 and DIG B40 on January 1, 2007. The adoption of SFAS
155 did not have a material impact on the Company’s consolidated financial condition or results of operations.

SFAS No. 158 - Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans
- an amendment of FASB Statements No. 87, 88, 106, and 132(R). In September 2006, the FASB
issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans
- an amendment of FASB Statements No. 87, 88, 106, and 132(R)” (“SFAS 158”). The guidance requires the Company to recognize on the balance sheet the funded status of its defined

NLV FINANCIAL CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 3 – CHANGES IN ACCOUNTING PRINCIPLES (continued)

benefit postretirement plans as either an asset or liability, depending on the plans’ funded status, with changes in the funded status recognized through other comprehensive income. The funded status is measured as the difference between the fair value of the plan assets and the projected benefit obligation, for pension plans, or the accumulated postretirement benefit obligation for postretirement benefit plans.
Prior service costs or credits and net actuarial gains or losses which are not recognized in current net periodic benefit cost, pursuant to SFAS No. 87, “Employers’ Account for Pensions” or SFAS No. 106,
“Employers’ Accounting for Postretirement Benefits Other Than Pensions,” must be recognized in other comprehensive income, net of tax, in the period in which they occur. As these items are recognized in net periodic benefit cost, the amounts accumulated in other comprehensive income are adjusted. Disclosure requirements have also been expanded to separately provide information on the prior service costs or credits and net gains and losses recognized in other comprehensive income and their effects on net periodic benefit costs. SFAS 158 is effective for fiscal years ending after June 15, 2007 and is applied prospectively. The Company adopted the recognition provision of SFAS 158 as of December 31, 2007.
See Note 8 for more information regarding the Company’s adoption of SFAS 158.

The Company will also be required to measure plan assets and benefit obligations at its fiscal year-end beginning in 2008 under SFAS 158. Net periodic benefit cost from October 1, 2007 to December 31, 2007, net of tax, will be recognized as a separate adjustment to the opening balance of retained earnings and is expected to approximate $2.6 million.

SOP 05-01 – Accounting by Insurance Enterprises for Deferred Acquisition Costs in Connection
With Modifications or Exchanges of Insurance Contracts. In September, 2005, the Accounting
Standards Executive Committee issued SOP 05-01, “Accounting by Insurance Enterprises for Deferred
Acquisition Costs in Connection With Modifications or Exchanges of Insurance Contracts” (“SOP 05-01”).
SOP 05-01 provides guidance on internal replacement of insurance and investment contracts, whereby an existing policyholder exchanges a current contract for a new contract, and whether certain acquisition costs associated with the original contract may continue to be deferred or must be expensed immediately. Under the terms of SOP 05-01, internal replacements qualifying for continued deferral of original acquisition costs must demonstrate that the new contract is substantially unchanged from the original contract, including coverage provided, insured individual, investment returns, and any dividend participation rights. SOP 05-01 is effective for fiscal years beginning after December 15, 2006.

The Company adopted the provisions of SOP 05-01 on January 1, 2007. The adoption of SOP 05-01 did not have a material impact on the Company’s consolidated financial position or results of operations.

FSP 115-1 - The Meaning of Other-Than-Temporary Impairment and Its Application to Certain
Investments. In November 2005, the FASB issued FASB Staff Position (“FSP”) FAS 115-1 and FAS 124-
1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments” (“FSP
115-1”). The guidance in FSP 115-1 nullifies the accounting and measurement provisions of Emerging
Issues Task Force No. 03-1 - “The Meaning of Other Than Temporary Impairments and Its Application to
Certain Investments” references existing guidance, and supersedes EITF Topic No. D-44 “Recognition of
Other-Than-Temporary Impairment upon the Planned Sale of a Security Whose Cost Exceeds Fair Value.”
FSP 115-1 was effective for reporting periods beginning after December 15, 2005, on a prospective basis.
The Company’s existing policy for recognizing other-than-temporary impairments is consistent with the guidance in FSP 115-1, and includes the recognition of other than temporary impairments of securities resulting from credit related issues as well as declines in fair value related to rising interest rates, where the
Company does not have the intent to hold the securities until either maturity or recovery. The Company applied the principles of FSP 115-1 effective January 1, 2006. The initial application of FSP 115-1 did not have a material effect on the Company’s consolidated financial condition or results of operations.

NLV FINANCIAL CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 3 – CHANGES IN ACCOUNTING PRINCIPLES (continued)

FIN 46R – Consolidation of Variable Interest Entities – an Interpretation of ARB No. 51. In December
2003, the FASB revised No. 46, "Consolidation of Variable Interest Entities anInterpretationofARBNo.
51." Accounting Research Bulletin, No. 51, “Consolidated Financial Statements" (“ARB 51”) states that consolidation is usually necessary when a company has a “controlling financial interest” in another company, a condition most commonly achieved through ownership of a majority voting interest. FIN 46R clarifies the application of ARB 51, to certain “variable interest entities” (“VIE”) and addresses consolidation by business enterprises of VIEs where the equity investment at risk is not sufficient to permit the entity to finance its activities without additional support, where the equity investors lack one or more characteristics of a controlling financial interest, or where the equity investors have voting rights hat are disproportionate to their economic interests. The Company adopted FIN 46R on January 1, 2005.

The Company had a 60% partnership interest in Lake Carlton Arms (“LCA”), a 1,812-unit apartment complex in Florida. LCA assets of $31.1 million, liabilities of $46.3 million, and a partnership deficit of
$15.2 million were consolidated with those of the Company on January 1, 2005 due to the Company’s adoption of FIN 46R. In addition, a receivable from the minority partner of $6.1 million was established for minority partner withdrawals in excess of accumulated earnings and is included in other assets. There was no impact on net income. The Company sold its interest in LCA in late 2006, which resulted in a gain of
$30.6 million and deconsolidation of the entity. LCA assets of $31.6 million, liabilities of $70.5 million, including a mortgage note of $67.5 million, and a partnership deficit of $38.9 million were deconsolidated upon the sale of the interest on October 29, 2006.

The Company created NL Group Statutory Trust I, a statutory trust company (“STT”), as a wholly-owned subsidiary of NLVF during 2003. Prior to the Company’s adoption of FIN 46R, STT was a consolidated entity within the Company's financial statements. Under the provisions of FIN 46R, management currently believes that the primary beneficiary of STT is the special purpose pool holding STT's trust preferred capital securities. Adoption of FIN 46R therefore required deconsolidation of STT, with a corresponding increase of $0.6 million in the Company's available-for-sale equity securities and debt outstanding on January 1,
2005.

SFAS No. 157 – Fair Value Measurements. In September 2006, the FASB issued SFAS No. 157, “Fair
Value Measurements” (“SFAS 157”), which defines fair value, establishes a framework for measuring fair value under current accounting pronouncements that require or permit fair value measurement and enhances disclosures about fair value instruments. SFAS 157 retains the exchange price notion, but clarifies that exchange price is the price in an orderly transaction between market participants to sell the asset or transfer the liability (exit price) in the most advantageous market for that asset or liability, as opposed to the price that would be paid to acquire the asset or receive a liability (entry price). Fair value measurement is based on assumptions used by market participants in pricing the asset or liability, which may include inherent risk, restrictions on the sale or use of an asset, or nonperformance risk which would include the reporting entity’s own credit risk. SFAS 157 establishes a three-level fair value hierarchy, which prioritizes the inputs to valuation techniques used to measure fair value. The highest priority is given to quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs in situations where there is little or no market activity for the asset or liability. In addition, SFAS 157 expands the disclosure requirements for annual and interim reporting to focus on the inputs used to measure fair value, including those measurements using significant unobservable inputs, and the effects of the measurements on earnings. SFAS 157 will be applied prospectively and is effective for fiscal years beginning after November 15, 2007. Retrospective application is required for certain financial instruments as a cumulative effect adjustment to the opening balance of retained earnings. The Company expects to adopt SFAS 157 effective January 1, 2008, and is currently evaluating the effects of SFAS 157 on its consolidated financial condition and results of operations.

NLV FINANCIAL CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 3 – CHANGES IN ACCOUNTING PRINCIPLES (continued)

SFAS No. 159 – The Fair Value Option for Financial Assets and Financial Liabilities. In February
2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities”
(“SFAS 159”), which allows an entity to make an irrevocable election, on specific election dates, to measure eligible items at fair value. The election to measure an item at fair value may be determined on an instrument by instrument basis, with certain exceptions. If the fair value option is elected, unrealized gains and losses will be recognized in earnings at each subsequent reporting date, and any upfront costs and fees related to the item will be recognized in earnings as incurred. In addition, the presentation and disclosure requirements of SFAS 159 are designed to assist in the comparison between entities that select different measurement attributes for similar types of assets and liabilities. SFAS 159 applies to fiscal years beginning after November 15, 2007, with early adoption permitted for an entity that has also elected to apply the provisions of SFAS 157. At the effective date, the fair value option may be elected for eligible items that exist on that date. The effect of the first remeasurement to fair value shall be reported as a cumulative effect adjustment to the opening balance of retained earnings. The Company expects to adopt SFAS 159 effective January 1, 2008, and is currently evaluating the items to which it may apply the fair value option and the effect on its consolidated financial condition and results of operations.

NOTE 4 – INVESTMENTS

Available-for-Sale Debt and Equity Securities

The amortized cost of available-for-sale (“AFS”) debt securities and cost for AFS equity securities and estimated fair values for both at December 31 are as follows (in thousands):

		Gross	Gross
		Unrealized	Unrealized	Estimated
2007	Cost	Gains	Losses	Fair Value

AFS debt and equity securities:
U.S. government obligations	$ 38,768	$ 1,449	$ –	$ 40,217
Government agencies, authorities
and subdivisions	81,872	5,303	–	87,175
Corporate:
Communications	654,441	26,622	6,784	674,279
Consumer & retail	880,250	17,764	17,609	880,405
Financial institutions	1,323,431	27,494	49,622	1,301,303
Industrial and chemicals	637,738	17,441	11,299	643,880
Other corporate	82,070	9,676	37	91,709
REITS	173,181	1,072	5,272	168,981
Transportation	146,921	5,523	2,074	150,370
Utilities	1,304,837	44,025	15,377	1,333,485

Total corporate	5,202,869	149,617	108,074	5,244,412
Private placements	909,762	26,403	8,704	927,461
Mortgage-backed securities	3,288,850	34,956	26,528	3,297,278

Total AFS debt securities	9,522,121	217,728	143,306	9,596,543
Preferred stocks	98,942	2,347	6,220	95,069
Common stocks	48,761	10,658	1,618	57,801

Total AFS equity securities	147,703	13,005	7,838	152,870

Total AFS debt and equity
securities	$9,669,824	$230,733	$151,144	$9,749,413

NLV FINANCIAL CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 4 – INVESTMENTS (continued)

Available-for-Sale Debt and Equity Securities (continued)

		Gross	Gross
		Unrealized	Unrealized	Estimated
2006	Cost	Gains	Losses	Fair Value

AFS debt and equity securities:
U.S. government obligations	$ 65,650	$ 129	$ 297	$ 65,482
Government agencies, authorities
and subdivisions	235,668	2,948	2,468	236,148
Corporate:
Communications	609,853	26,628	6,709	629,772
Consumer & retail	723,984	13,416	9,778	727,622
Financial institutions	1,230,970	32,062	13,650	1,249,382
Industrial and chemicals	560,521	18,577	6,755	572,343
Other corporate	88,808	9,351	–	98,159
REITS	159,989	2,755	1,673	161,071
Transportation	122,862	4,907	1,437	126,332
Utilities	1,072,075	40,984	12,823	1,100,236

Total corporate	4,569,062	148,680	52,825	4,664,917
Private placements	835,592	23,467	9,806	849,253
Mortgage-backed securities	3,177,448	19,791	35,315	3,161,924

Total AFS debt securities	8,883,420	195,015	100,711	8,977,724
Preferred stocks	122,979	4,207	937	126,249
Common stocks	52,253	16,231	167	68,317

Total AFS equity securities	175,232	20,438	1,104	194,566

Total AFS debt and equity
securities	$ 9,058,652	$ 215,453	$101,815	$ 9,172,290

Unrealized gains and losses on available-for-sale debt and equity securities included as a component of accumulated other comprehensive income and changes therein for the years ended December 31 were as follows (in thousands):

	2007	2006	2005

Net unrealized gains (losses) on available-for-sale securities	$(34,049)	$(69,569)	$(229,125)
Net unrealized gains on separate accounts	256	407	178
Net unrealized gains on other invested assets	17,693	940	3,889
Related deferred policy acquisition costs	2,257	16,020	70,732
Related present value of future profits of insurance acquired	1,188	1,439	4,028
Related deferred income taxes	5,096	5,180	30,752
Related policyholder dividend obligation	(1,905)	35,963	62,435

Decrease in net unrealized gains	(9,464)	(9,620)	(57,111)
Balance, beginning of year	46,173	55,793	112,904

Balance, end of year	$ 36,709	$ 46,173	$ 55,793

NLV FINANCIAL CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 4 – INVESTMENTS (continued)

Available-for-Sale Debt and Equity Securities (continued)

	2007	2006

Balance, end of year includes:
Net unrealized gains on available-for-sale securities	$ 79,589	$113,638
Net unrealized gains on separate accounts	3,610	3,354
Net unrealized gains on other invested assets	27,517	9,824
Related deferred policy acquisition costs	4,295	2,038
Related present value of future profits of insurance acquired	–	(1,188)
Related deferred income taxes	(19,766)	(24,862)
Related policyholder dividend obligation	(58,536)	(56,631)

Balance, end of year	$ 36,709	$ 46,173

Net other comprehensive income (loss) related to unrealized gains and losses on available-for-sale securities for 2007, 2006, and 2005 of $(9.5) million, $(9.6) million, and $(57.1) million is presented net of reclassifications to net income for net realized gains (losses) during the period of $(3.7) million, $(32.4)
million, and $17.4 million and net of tax and deferred acquisition cost offsets of $(2.5) million, $(21.2)
million, and $11.3 million, respectively.

The amortized cost and estimated fair values of debt securities by contractual maturity at December 31,
2007, are shown below (in thousands). Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Amortized	Estimated Fair
	Cost	Value

Due in one year or less	$ 143,647	$ 144,584
Due after one year through five years	1,329,254	1,375,974
Due after five years through ten years	3,128,055	3,103,561
Due after ten years	1,632,315	1,675,146
Mortgage-backed securities	3,288,850	3,297,278

Total	$9,522,121	$9,596,543

Proceeds from sales of available-for-sale debt and equity securities for the years ended December 31,
2007, 2006, and 2005 were $1,330.2 million, $1,936.8 million, and $2,240.0 million, respectively. Gross realized gains on sales of available-for-sale debt securities for the years ended December 31, 2007, 2006, and 2005 were $5.0 million, $4.5 million, and $13.0 million, respectively. Gross realized losses on sales of available-for-sale debt securities for the years ended December 31, 2007, 2006, and 2005 were $15.6 million, $48.0 million, and $11.8 million, respectively. Gross realized gains on available-for-sale equity securities for the years ended December 31, 2007, 2006, and 2005 were $20.0 million, $4.1 million, and
$5.8 million, respectively. Gross realized losses on available-for-sale equity securities for the years ended
December 31, 2007, 2006, and 2005 were $0.3 million, $0.5 million, and $0.2 million, respectively.

The Company recognized losses of $11.0 million, $3.1 million, and $1.2 million on available-for-sale debt and equity securities for the years ended December 31, 2007, 2006, and 2005, respectively, resulting from other-than-temporary declines in the fair value of individual securities held. Factors considered in determining whether declines in the fair value of securities are other-than temporary include 1) the significance of the decline, 2) the Company’s ability and intent to retain the investment for a sufficient period of time for it to recover, 3) the time period during which there has been a significant decline in

NLV FINANCIAL CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 4 – INVESTMENTS (continued)

Available-for-Sale Debt and Equity Securities (continued)

value, and 4) fundamental analysis of the liquidity, business prospects, and overall financial condition of the issuer. Based upon these factors, securities that have indications of potential impairment are subject to intensive review. Where such analysis results in a conclusion that declines in fair values are other-than-
temporary, the security is written down to fair value.

Investments’ gross unrealized losses and estimated fair value, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position as of December
31, 2007 and 2006, were as follows (in thousands):

2007	Less than 12 months		12 months or more		Total

	Estimated	Unrealized	Estimated	Unrealized	Estimated	Unrealized
Description of Securities	Fair Value	Losses	Fair Value	Losses	Fair Value	Losses

U.S. government obligations
Government agencies, authorities
and subdivisions
Corporate:
Communications	$ 120,842	$ 3,164	$ 70,531	$ 3,620	$ 191,373	$ 6,784
Consumer & retail	212,015	9,194	142,164	8,415	354,179	17,609
Financial institutions	488,650	30,485	248,401	19,137	737,051	49,622
Industrial and chemicals	196,317	8,122	82,300	3,177	278,617	11,299
Other corporate	4,957	37	–	–	4,957	37
REITS	91,195	2,987	46,648	2,285	137,843	5,272
Transportation	47,071	1,506	13,193	568	60,264	2,074
Utilities	284,375	7,148	190,785	8,229	475,160	15,377

Total corporate	1,445,422	62,643	794,022	45,431	2,239,444	108,074
Private placements	283,438	5,259	84,742	3,445	368,180	8,704
Mortgage-backed securities	670,448	10,525	793,386	16,003	1,463,834	26,528

Subtotal debt securities	2,399,308	78,427	1,672,150	64,879	4,071,458	143,306
Preferred stock	26,592	5,398	7,889	822	34,481	6,220
Common stock	10,592	1,481	583	137	11,175	1,618

Total securities	$2,436,492	$ 85,306	$1,680,622	$ 65,838	$4,117,114	$ 151,144

2006	Less than 12 months		12 months or more		Total

	Estimated	Unrealized	Estimated	Unrealized	Estimated	Unrealized
Description of Securities	Fair Value	Losses	Fair Value	Losses	Fair Value	Losses

U.S. government obligations	$ 50,319	$ 218	$ 3,064	$ 79	$ 53,383	$ 297
Government agencies, authorities
and subdivisions	49,015	4	126,434	2,464	175,449	2,468
Corporate:
Communications	126,242	2,358	92,770	4,351	219,012	6,709
Consumer & retail	250,145	5,246	151,883	4,532	402,028	9,778
Financial institutions	215,798	2,691	333,024	10,959	548,822	13,650
Industrial and chemicals	146,067	2,256	93,616	4,499	239,683	6,755
REITS	28,570	330	51,093	1,343	79,663	1,673
Transportation	44,032	597	16,913	840	60,945	1,437
Utilities	176,474	2,667	228,621	10,156	405,095	12,823

Total corporate	987,328	16,145	967,920	36,680	1,955,248	52,825
Private placements	134,179	1,857	246,673	7,949	380,852	9,806
Mortgage-backed securities	778,050	6,231	1,069,247	29,084	1,847,297	35,315

Subtotal debt securities	1,998,891	24,455	2,413,338	76,256	4,412,229	100,711
Preferred stock	3,164	42	21,527	895	24,691	937
Common stock	1,188	42	1,124	125	2,312	167

Total securities	$2,003,243	$ 24,539	$2,435,989	$ 77,276	$4,439,232	$ 101,815

NLV FINANCIAL CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 4 – INVESTMENTS (continued)

Available-for-Sale Debt and Equity Securities (continued)

Of the $78.4 million total unrealized losses on debt securities in the less than 12 months category, $62.6 million was in the corporate bond portfolio. The unrealized losses are concentrated in the financial institution, consumer & retail, industrial and chemicals, and utility sectors. The primary cause of the unrealized losses for these bonds was the increase in spreads in the corporate bond market. The investment grade corporate index widened from approximately 91 basis points at the beginning of the year to 203 basis points at year end, while the high yield index widened from 289 basis points to 592 basis points at year end. This spread widening was caused in large part by the sub-prime mortgage crisis that infected the short term credit markets, which in turn put pressure on many financial companies such as banks, securities firms, and monoline insurers.

Of the $64.9 million total unrealized losses on debt securities in the more than 12 months category, $16.0 million unrealized losses is on the mortgage-backed securities portfolio. Unrealized losses on mortgage backed securities purchased in 2005 were $9.6 million. All of these securities are agency-backed by either
FHLMC, FNMA, or GNMA. During 2007, 10-year U.S. Treasury rate began the year at 4.70% and rose to a high of 5.30% by early June before declining precipitously to 3.80% in December, settling the year at
4.02% . Unrealized bond losses shrank from the previous year as a result of the lower interest rates, even though spreads in the mortgage-backed securities sectors widened by a large margin. The $16.0 million of unrealized losses on mortgage-backed securities represents 1.09% of the aggregate fair value of the $1.4 billion in mortgage backed securities with unrealized losses at December 31, 2007. Many of the positions in this category have fair values only marginally below their respective carrying values.

The $45.4 million unrealized losses on the corporate bond portfolio in the more than 12 months category are concentrated in the financial institution, consumer & retail, utility, and communications sectors. As noted in the earlier comments about less 12 month category, the main reason for the unrealized losses in this group was the pervasive market spread widening caused by the sub-prime mortgage credit crunch.
The typically higher yields (coupons) of these older bonds mitigated the impact of the spread widening on prices in this group.

Based on the facts and circumstances surrounding the individual securities and the Company’s ability and intent to hold the individual securities to maturity or recovery, the Company believes that the unrealized losses on these bonds at December 31, 2007 are temporary.

The Company periodically lends certain U.S. government or corporate bonds to approved counterparties to enhance the yield of its bond portfolio. The Company initially receives cash collateral or U.S. government or government agency bonds for at least 102% of the market value of securities loaned. Collateral adequacy is evaluated daily and periodically adjusted for changes in the market value of securities loaned in order to ensure that the cash collateral is at least equal to 100% of the market value of securities loaned.
The carrying values of securities loaned are unaffected by the transaction.

The fair value of the loaned securities was $265.8 million and $378.9 million at December 31, 2007 and
2006, respectively. At December 31, 2007 and 2006, the Company has recognized a liability for outstanding cash and bond collateral received (included in securities lending payable) of $269.9 million and
$386.0 million, respectively.

The cash collateral received is generally invested in cash equivalents and short-term fixed income and other securities with debt-like characteristics and is reported at estimated fair value. The change in fair value of invested collateral is adjusted through other comprehensive income, net of related deferred

NLV FINANCIAL CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 4 – INVESTMENTS (continued)

Available-for-Sale Debt and Equity Securities (continued)

income taxes. The invested collateral is evaluated for other-than-temporary impairment by applying the same criteria used for other investments in debt securities held by the Company. At December 31, 2007 and 2006, the fair value of invested collateral was $234.7 million and $258.2 million, respectively, which approximates cost.

The Company’s earnings with respect to its lending program were $1.5 million less expenses of $0.4 million in 2007, $0.9 million less expenses of $0.2 million in 2006, and $0.4 million less expenses of $0.1 million in
2005.

Trading Equity Securities

For the years ended December 31, 2007, 2006, and 2005 the equity securities held in the trading category recorded $1.6 million, $1.3 million, and $1.1 million of net investment income. The cost of trading securities held at December 31, 2007 and 2006 was $22.2 million and $21.0 million, respectively.

The total return on these equity investments is intended to offset the net appreciation or depreciation in value of certain defined contribution deferred compensation liabilities. The net change in deferred compensation liabilities is included in operating expenses.

Mortgage Loans and Real Estate

The distributions of mortgage loans and real estate at December 31 were as follows:

	2007	2006

Geographic Region
New England	2.7%	2.1%
Middle Atlantic	4.4	5.3
East North Central	17.4	14.5
West North Central	7.1	7.0
South Atlantic	21.9	23.5
East South Central	2.7	2.2
West South Central	14.4	13.9
Mountain	11.6	13.1
Pacific	17.8	18.4

Total	100.0%	100.0%

Property Type
Apartment	13.2%	15.4%
Retail	9.3	7.9
Office Building	45.1	45.7
Industrial	28.0	27.7
Hotel/Motel	1.0	1.0
Other Commercial	3.4	2.3

Total	100.0%	100.0%

Total mortgage loans and real estate
(in thousands)	$1,679,063	$1,621,073

NLV FINANCIAL CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 4 – INVESTMENTS (continued)

Mortgage Loans and Real Estate (continued)

Mortgage loans and related valuation allowances at December 31 were as follows (in thousands):

	2007	2006

Unimpaired loans	$1,659,951	$1,600,394
Impaired loans without valuation allowances	–	–

Subtotal	1,659,951	1,600,394

Impaired loans with valuation allowances	–	–
Related valuation allowances	–	–

Subtotal	–	–

Total	$1,659,951	$1,600,394

	2007		2006	2005

Impaired loans:
Average total investment	$ –		$2,834	$5,678
Interest income recognized		–	37	341
Interest received		–	37	369

Impaired loans are mortgage loans where it is not probable that all amounts due under the contractual terms of the loan will be received. Impaired loans without valuation allowances are mortgage loans where the estimated fair value of the collateral exceeds the recorded investment in the loan. For these impaired loans, interest income is recognized on an accrual basis, subject to recoverability from the estimated fair value of the loan collateral. For impaired loans with valuation allowances, interest income is recognized on a cash basis.

Activity in the valuation allowances for impaired mortgage loans for the years ended December 31 was as follows (in thousands):

	2007	2006	2005

Additions for impaired loans charged to realized losses	$ –	$ –	$ –
Changes to previously established valuation allowances	–	(860)	–

Decrease in valuation allowances	–	(860)	–
Balance, beginning of year	–	860	860

Balance, end of year	$ –	$ –	$860

NLV FINANCIAL CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 4 – INVESTMENTS (continued)

Net Investment Income

The components of net investment income for the years ended December 31 were as follows (in thousands):

	2007	2006	2005

Debt securities interest	$575,215	$538,839	$502,000
Equity securities dividends	11,582	14,242	13,287
Mortgage loan interest	115,555	121,614	111,826
Policy loan interest	40,647	39,286	40,154
Real estate income	3,391	17,222	21,063
Options	1,959	77,348	3,438
Other investment income	20,814	12,056	18,326

Gross investment income	769,163	820,607	710,094
Less: investment expenses	11,105	23,145	28,071

Net investment income	$758,058	$797,462	$682,023

Other investment income includes income distributions from unconsolidated partnership investments and the amortization of investments in affordable housing credits. Investment expenses in 2005 increased due to consolidation of a real estate partnership under FIN 46R. The Company’s interest in this real estate partnership was sold in 2006.

Net Realized Gains and Losses

The following summarizes the components of net realized investment gains (losses), including other than temporary impairments, by investment category for the years ended December 31 (in thousands):

	2007	2006	2005

Debt securities	$(21,517)	$(37,872)	$ 954
Equity securities	16,751	3,457	6,630
Sale of AG&T	–	8,144	–
Real estate partnership	–	30,609	–
Mortgage loans	(95)	190	–
Real estate investments	(692)	(2,013)	(1,069)
Other invested assets	600	(1,393)	(4,369)

Total	$ (4,953)	$ 1,122	$2,146

Derivatives

The Company purchases over-the-counter options and exchange-traded futures on the S&P 500 and
Russell 2000 indexes to hedge obligations relating to indexed products. These instruments and their related indexed embedded derivative obligations do not qualify for hedge accounting and, therefore, changes in their fair value are included in the statements of operations. Call options purchased are included in other invested assets and are carried at fair value. Call options written are included in other liabilities and carried at fair value.

The Company purchases options only from highly rated counterparties. However, in the event a counterparty failed to perform, the Company’s loss would be equal to the fair value of the net options held from that counterparty.

NLV FINANCIAL CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 4 – INVESTMENTS (continued)

Derivatives (continued)

Indexed annuity and life contracts are included in policyholder account liabilities and consist of a combination of underlying host contract and embedded derivative values. The embedded derivative component is based on the fair value of the contracts' expected participation in future increases in the S&P
500 or Russell 2000 indexes. The fair value of the embedded derivative component includes assumptions about future interest rates and interest rate structures, future costs for options used to hedge the contract obligations, projected withdrawal and surrender activity, and the level and limits on contract participation in any future increases in the S&P 500 or Russell 2000 indexes.

At December 31, 2007, total indexed annuity liabilities of $3,370.6 million were comprised of $2,705.8 million of host contract and $664.8 million of embedded derivative value. At December 31, 2006, total indexed annuity liabilities of $2,904.2 million were comprised of $2,311.3 million of host contract and $592.9 million of embedded derivative value. Policyholder account liabilities at December 31, 2007 and 2006 were
$3,408.8 million and $2,885.3 million, respectively.

Results of operations for 2007, 2006, and 2005 included after-tax earnings from indexed annuities of $23.4 million, $23.6 million, and $21.6 million, respectively. The cost of options and changes in assumptions had a neutral impact on results of operations in 2007 and favorably impacted results of operations in 2006.

At December 31, 2007, total indexed life liabilities of $128.4 million were comprised of $99.5 million of host contract and $28.9 million of embedded derivative value. Policyholder account liabilities at December 31,
2007 were $127.7 million.

Interest credited to policyholder account liabilities expense includes the interest and index related changes in the indexed annuity host contract and embedded derivative liabilities.

During 2006, the Company entered into an interest rate swap whereby the net interest paid on its $20.6 million variable rate note payable will be fixed at 9.12% until May 15, 2008, the note’s call date. The
Company's expectation is that the hedge would be 100% effective. The Company's risk management objective in entering into the hedge transaction was to prevent any subsequent changes in market rates of interest from impacting the expected future interest payments on the note.

The net notional amount of options purchased, options written, and those embedded in policy liabilities, all related to equity indexed products for the current policy year, is essentially zero. The notional amounts of futures at December 31 were as follows (in thousands):

	2007	2006

Notional amounts:
Futures	$26,598	$37,094

The carrying value of options, futures, and credit default swaps at December 31 were as follows (in thousands):

	2007	2006

Carrying values:
Options purchased (included in other invested assets)	$144,880	$220,110
Options written (included in other liabilities)	(53,477)	(80,424)
Futures purchased (included in other invested assets)	2,375	3,380

Net carrying value	$ 93,778	$143,066

NLV FINANCIAL CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 4 – INVESTMENTS (continued)

Fair Value of Financial Instruments

The carrying values and estimated fair values of financial instruments at December 31 were as follows (in thousands):

	2007		2006

	Carrying Estimated Fair		Carrying	Estimated
	Value	Value	Value	Fair Value

Cash and cash equivalents	$ 179,405	$ 179,405	$ 459,703	$ 459,703
Available-for-sale debt securities	9,596,543	9,596,543	8,977,724	8,977,724
Available-for-sale equity securities	152,870	152,870	194,566	194,566
Trading equity securities	23,456	23,456	22,317	22,317
Mortgage loans	1,659,951	1,727,322	1,600,394	1,616,210
Policy loans	706,278	708,398	696,123	695,337
Derivatives	93,778	93,778	143,066	143,066
Securities lending invested collateral	234,691	234,691	258,203	258,203

Investment product liabilities	6,224,762	6,258,286	5,806,762	5,816,380
Debt	294,713	302,774	294,679	310,939

For cash and cash equivalents carrying value approximates estimated fair value.

Debt and equity securities’ estimated fair values are based on quoted values where available. Where quoted values are not available, estimated fair values are based on discounted cash flows using current interest rates of similar securities.

Mortgage loan fair values are estimated as the average of discounted cash flows under different scenarios of future mortgage interest rates (including appropriate provisions for default losses and borrower prepayments).

For variable rate policy loans the unpaid balance approximates fair value. Fixed rate policy loan fair values are estimated based on discounted cash flows using the current variable policy loan rate (including appropriate provisions for mortality and repayments).

The estimated fair values of derivatives are based on quoted values.

The estimated fair values of securities lending invested collateral is based on quoted values.

Investment product liabilities include flexible premium annuities, single premium deferred annuities, and supplementary contracts not involving life contingencies. Investment product fair values are estimated as the average of discounted cash flows under different scenarios of future interest rates of A-rated corporate bonds and related changes in premium persistency and surrenders.

Debt fair values are estimated based on discounted cash flows using current interest rates of similar securities.

NLV FINANCIAL CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 5 – REINSURANCE

The Company reinsures certain risks assumed in the normal course of business. For individual life products sold on or after August 16, 2004, the Company generally retains no more than $2.0 million of risk on any person (excluding accidental death benefits and dividend additions). For individual life products sold after 2001 but prior to August 16, 2004, the Company generally retains no more than $1.0 million of risk on any person (excluding accidental death benefits and dividend additions). On individual life business issued prior to 2002, the Company generally retains no more than $3.0 million of risk (excluding accidental death benefits and dividend additions). Reinsurance for life products is ceded under yearly renewable term, coinsurance, and modified coinsurance agreements with various reinsurers.

Disability income products are significantly reinsured under coinsurance and modified coinsurance agreements primarily with Unum Provident Corporation (“UNUM”). In February 2003, the Company
executed amendments to disability income reinsurance agreements with UNUM. Under the terms of the amendments, virtually all of the existing disability income coinsurance was converted to modified coinsurance. This change resulted in $286 million in cash and reinsurance liabilities being transferred to the Company from UNUM. The Company has agreed to pay UNUM an interest rate of 7% on the reserves held by the Company. All other rights and responsibilities outlined in the reinsurance agreements between the Company and UNUM remain in force.

In 2007, a number of assumptions used in the calculation of the Company’s disability income reserves were revised, resulting in disability income reserves being increased by $21.2 million. This increase in reserves resulted in $16.5 million in cash being transferred to the Company from UNUM. The impact on the
Company’s operations in 2007 was an increase in policy liabilities expense of $4.7 million.

Other income on the statements of operations includes income of $10.8 million, $9.0 million, and $7.6 million for 2007, 2006, and 2005, respectively, related to the Company’s disability income reinsurance.
Such income is primarily offset by expenses incurred by the Company related to this block of business.
Reserve transfers and interest payments under modified coinsurance agreements are included on the statements of operations as a component of increase in policy liabilities expense.

Interest costs included in reinsurance agreements in place at December 31, 2007 and 2006 are either fixed rate, or vary based solely on the Company's net investment income earnings rate. As such, these contracts do not pass through credit experience related to underlying pools of assets, and therefore do not contain embedded derivatives.

NLV FINANCIAL CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 5 – REINSURANCE (continued)

The effects of reinsurance for the years ended December 31 were as follows (in thousands). Transactions between the Closed Block and non-Closed Block operations have been excluded.

	2007	2006	2005

Insurance premiums:
Direct	$390,466	$405,222	$415,634
Reinsurance assumed	412	1,439	1,414
Reinsurance ceded	(68,550)	(70,654)	(69,501)

Total insurance premiums	$322,328	$336,007	$347,547

Increase in policy liabilities:
Direct	$20,854	$64,412	$60,397
Reinsurance assumed	53	(35)	(14)
Reinsurance ceded	8,810	17,406	16,535

Total increase in policy liabilities	$29,717	$81,783	$76,918

Policy benefits:
Direct	$489,209	$445,087	$431,263
Reinsurance assumed	2,020	540	1,962
Reinsurance ceded	(79,962)	(95,909)	(76,893)

Total policy benefits	$411,267	$349,718	$356,332

Policyholders’ dividends:
Direct	$112,915	$124,462	$118,775
Reinsurance ceded	(1,818)	(2,154)	(2,672)

Total policyholders’ dividends	$111,097	$122,308	$116,103

The Company remains liable in the event any reinsurer is unable to meet its assumed obligations. The
Company regularly evaluates the financial condition of its reinsurers and concentrations of credit risk of reinsurers to minimize its exposure to significant losses from reinsurer insolvencies.

Total life insurance inforce as of December 31, 2007 and 2006 was $57.5 billion and $54.9 billion, respectively.

NOTE 6 – DEFERRED POLICY ACQUISITION COSTS

The following reflects the changes in the deferred policy acquisition costs asset (in thousands):

	2007	2006	2005

Balance, beginning of year	$901,214	$801,557	$681,915
Acquisition costs deferred during the year	183,117	171,736	156,047
Amortization during the year	(116,713)	(88,099)	(96,137)
Amortization of remaining deferred acquisition
costs on disability income contracts	–	–	(11,000)
Adjustment through other comprehensive income
during the year	2,257	16,020	70,732

Balance, end of year	$969,875	$901,214	$801,557

NLV FINANCIAL CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 7 – FEDERAL INCOME TAXES

The Company files income tax returns in the U.S. federal jurisdiction, and various states. With few exceptions, the Company is no longer subject to U.S federal, state, and local income tax examinations by tax authorities for years prior to 2004.

The components of federal income taxes and a reconciliation of the expected and actual federal income taxes and income tax rates for the years ended December 31 were as follows (in thousands):

	2007		2006		2005

	Amount	Rate	Amount	Rate	Amount	Rate

Current	$41,690		$16,649		$30,232
Deferred	6,411		26,917		8,350

Total income tax expense	$48,101		$43,566		$38,582

Expected income taxes	$57,162	35.0%	$56,102	35.0%	$49,952	35.0%
Dividends received deduction	(3,562)	(2.3)	(2,821)	(1.9)	(2,725)	(2.0)
Affordable housing tax credit	(4,905)	(3.2)	(6,796)	(4.5)	(7,292)	(5.5)
Audit settlements	197	0.1	(2,261)	(1.5)	–	–
Corporate owned life insurance	(2,271)	(1.5)	(2,401)	(1.6)	(2,660)	(2.0)
Other, net	1,480	1.0	1,743	1.2	1,307	1.0

Total income tax expense	$48,101		$43,566		$38,582

Effective federal income tax rate		29.1%		26.7%		26.5%

The Company paid $37.8 million, $20.1 million, and $25.2 million in federal income taxes during 2007,
2006, and 2005, respectively.

During 2006 the Internal Revenue Service completed the audit of the Company’s Federal Income Tax
Returns for the years 2001 to 2003. A number of issues were settled resulting in a $2.3 million dollar favorable impact to income tax expense for 2006.

As previously discussed, the Company adopted the provisions of FIN 48 on January 1, 2007. As a result, the Company recognized approximately a $152,000 increase in the liability for unrecognized tax benefits, which was accounted for as a reduction to the January 1, 2007, balance of retained earnings.

A reconciliation of the beginning and ending amount of unrecognized	tax benefits	is	as	follows (in
thousands):

	2007

Balance, beginning of year	$ 1,442
Additions based on tax positions related to the current year	13,346
Additions for tax positions of prior years	2,629
Reductions to unrecognized tax benefits as a result of a lapse of the
applicable statute of limitations	(200)

Balance, end of year	$17,217

If recognized, approximately $1,197,000 of the total amount of unrecognized tax benefits, would affect the effective tax rate. Due to expiration of the statute of limitations, it is possible that approximately $379,000 of an uncertain tax benefit related to the treatment of a contractual issue could be recognized within the next twelve months.

NLV FINANCIAL CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 7 – FEDERAL INCOME TAXES (continued)

Subsequent to January 1, 2007, the IRS has completed federal exams for tax years ending prior to 2004.
No changes to unrecognized tax benefits occurred due to the closing of these exams.

The Company recognizes interest and penalties accrued related to unrecognized tax benefits in tax expense. During the year ended December 31, 2007, the Company recognized approximately $253,000 in additional interest expense and penalties. The Company had approximately $325,000 accrued for interest and penalties at December 31, 2007.

Components of net deferred income tax assets at December 31 were as follows (in thousands):

	2007	2006

Deferred income tax assets:
Pension and other post retirement liabilities	$ 59,781	$ 59,239
Policy liabilities	256,837	250,139
Other liabilities and accrued expenses	5,338	9,714
Other	465	489

Total deferred income tax assets	322,421	319,581

Deferred income tax liabilities:
Debt and equity securities	1,836	12,341
Net unrealized gain on available-for-sale securities	19,766	24,862
Deferred policy acquisition costs	265,624	244,236
Present value of future profits of insurance acquired	14,962	17,147
Property and investments	7,510	4,877
Other	9,937	10,322

Total deferred income tax liabilities	319,635	313,785

Total net deferred income tax assets	$ 2,786	$ 5,796

Management believes it is more likely than not that the Company will realize the benefit of deferred tax assets. Therefore, no valuation allowance was recorded as of December 31, 2007.

NOTE 8 – BENEFIT PLANS

The Company sponsors a defined benefit pension plan covering substantially all employees. The plan is administered by the Company and is non-contributory, with benefits for National Life employees hired prior to July 1, 2001, based on an employee's retirement age, years of service, and compensation near retirement. Benefits for National Life employees hired after June 30, 2001, and other Company employees are based on the amount credited to the employee's account each year, which is a factor of the employee's age, service, and compensation, increased at a specified rate of interest. This pension plan is separately funded. Plan assets are primarily bonds and common stocks held in a Company separate account and funds invested in a general account group annuity contract issued by the Company. None of the securities held in the Company separate account were issued by the Company.

The Company also sponsors other pension plans, including a non-contributory defined benefit plan for general agents that provides benefits based on years of service and sales levels, a non-contributory defined supplemental benefit plan for certain executives, and a non-contributory defined benefit plan for retired directors. These defined benefit pension plans are not separately funded.

NLV FINANCIAL CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 8 – BENEFIT PLANS (continued)

The Company sponsors four defined benefit postretirement plans that provide medical, dental, and life insurance benefits to employees, agency staff, and agents. Substantially all employees who began service prior to July 1, 2001 may be eligible for medical, dental, and life insurance retiree benefits if they reach retirement age and meet certain minimum service requirements while working for the Company.
Substantially all employees beginning service prior to December 31, 2005 may be eligible for life insurance retiree benefits if they reach retirement age and meet certain minimum service requirements while working for the Company. Substantially all agents and agency staff employees who retired prior to January 1, 2007, began service prior to June 1, 2000, and met certain minimum service requirements while working for the company may be eligible for medical, dental, and life insurance retiree benefits.

Most of the defined benefit postretirement plans are contributory, with retiree contributions adjusted annually, and contain cost sharing features such as deductibles and copayments. These postretirement plans are not separately funded, and the Company therefore pays for plan benefits from operating cash flows. The costs of providing these benefits are recognized as they are earned by employees.

Information with respect to the defined benefit plans at December 31 was as follows (in thousands):

	Pension Benefits			Other Benefits

	2007	2006	2005	2007	2006	2005

Change in benefit obligation:
Benefit obligation, beginning of year	$ 249,907	$ 251,354	$ 229,866	$36,510	$ 36,268	$ 30,736
Service cost for benefits earned during the
period	4,929	5,540	5,058	1,119	1,164	1,019
Interest cost on benefit obligation	14,329	13,723	13,675	2,093	1,999	1,843
Actuarial (gains) losses	(4,433)	(5,850)	17,741	(2,075)	(755)	4,760
Curtailment	–	–	(929)	(1,971)	–	–
Benefits paid	(13,031)	(14,860)	(14,057)	(2,471)	(2,166)	(2,090)

Benefit obligation, end of year	251,701	249,907	251,354	33,205	36,510	36,268

Change in plan assets:
Plan assets, beginning of year	131,705	108,682	99,147	–	–	–
Contributions	3,116	22,300	7,081	–	–	–
Actual income on plan assets	21,614	7,625	8,739	–	–	–
Benefits paid	(7,985)	(6,902)	(6,285)	–	–	–

Plan assets, end of year	148,450	131,705	108,682	–	–	–

Funded Status	(103,251)	(118,202)	(142,672)	(33,205)	(36,510)	(36,268)
Unrecognized actuarial losses	–	47,260	54,438	–	3,332	5,185
Unrecognized prior service costs (benefits)	–	382	503	–	(61)	(1,200)
Net activity subsequent to measurement
date	2,057	(1,062)	2,048	–	–	–

Net amount recognized	$(101,194)	$ (71,622)	$ (85,683)	$(33,205)	$ (33,239)	$ (32,283)

NLV FINANCIAL CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 8 – BENEFIT PLANS (continued)

		Pension Benefits			Other Benefits

	2007	2006	2005	2007	2006	2005

Amounts recognized in the consolidated
balance sheet:
Pension and other post-retirement benefit
obligations liability		$(104,177)	$ (124,465)		$ (33,239)	$ (32,283)
Accumulated other comprehensive income		32,555	38,782		–	–

Net amount recognized		$ (71,622)	$ (85,683)		$ (33,239)	$ (32,283)

Pension and other post-retirement benefit
obligations liability	$(101,194)			$(33,205)

Amounts recognized in other
comprehensive income consists of:
Net actuarial (gains) loss	$ 28,842			$ 490
Net prior service costs (benefits)	261			1,849

	$ 29,103			$ (1,359)

The total accumulated benefit obligation (“ABO”), the accumulated benefit obligation and fair value of plan assets for the Company’s pension plans with accumulated benefit obligation in excess of plan assets, and the projected benefit obligation and fair value of plan assets for pension plans with projected benefit obligations in excess of plan assets as of the measurement date was as follows:

	2007	2006	2005

Total Accumulated Benefit Obligation	$ 237,256	$ 234,820	$ 235,145
Plans with ABO in excess of plan assets:
ABO	237,256	234,820	235,145
Fair value of plan assets	148,450	131,705	108,682
Plans with PBO in excess of plan assets:
PBO	251,701	249,907	251,354
Fair value of plan assets	148,450	131,705	108,682

As previously discussed, the Company applied the recognition provisions of SFAS 158 as of December 31,
2007. The incremental effect of applying SFAS 158 on its Consolidated Balance Sheets at December 31,
2007 was as follows (in thousands):

		Reversal of
	Before	Minimum		After
	Application	Pension	SFAS 158	Application
	of SFAS 158	Liability	Adjustment	of SFAS 158

Deferred income taxes	$ 4,798	$ (5,329)	$ 9,711	$ 9,180
Total assets	15,506,725	(5,329)	9,711	15,511,107
Pension and other post-retirement benefit obligations	(155,934)	15,227	(27,744)	(168,451)
Total liabilities	(14,033,013)	15,227	(27,744)	(14,045,530)
Minimum pension liability adjustment, net of tax	9,898	(9,898)	–	–
SFAS 158 liability adjustment, net of tax	–	–	18,033	18,033
Accumulated other comprehensive income	(25,949)	(9,898)	18,033	(17,814)
Total stockholder’s equity	(1,473,712)	(9,898)	18,033	(1,465,577)

The incremental effect of applying SFAS 158, net of tax, on accumulated other comprehensive income for the Company’s pension plans and postretirement benefit plans was $9,019,000 and $(884,000), respectively, at December 31, 2007.

NLV FINANCIAL CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 8 – BENEFIT PLANS (continued)

The components of net periodic benefit cost for the years ended December 31 were as follows (in thousands):

		Pension Benefits			Other Benefits

	2007	2006	2005	2007	2006	2005

Service cost for benefits earned during the
period	$ 4,929	$ 5,540	$ 5,058	$ 1,119	$ 1,164	$ 1,019
Interest cost on benefit obligation	14,329	13,723	13,675	2,093	1,999	1,843
Expected (income) on plan assets	(9,926)	(9,221)	(7,949)	–	–	–
Net amortization of actuarial losses
(gains)	2,297	2,924	1,841	767	1,167	(228)
Amortization of prior service costs (benefits)
and plan amendments	121	121	114	(183)	(1,139)	(1,140)

Net periodic benefit cost (included in
operating expenses)	$ 11,750	$ 13,087	$ 12,739	$ 3,796	$ 3,191	$ 1,494

Over the next year, the estimated amount of amortization from accumulated other comprehensive income into net periodic benefit cost related to net actuarial losses and prior service benefit is $0.7 million and $0.1 million, respectively.

The measurement date for all the plans was October 1 preceding the date of the balance sheet. Beginning in 2008, a December 31 measurement date will be used in accordance with the provisions of SFAS 158.

The actuarial assumptions used in determining benefit obligations at the measurement dates were as follows:

		Pension Benefits		Other Benefits

	2007	2006	2005	2007	2006	2005

Discount rate	6.00%	5.75%	5.50%	6.00%	5.75%	5.50%
Rate of increase in future
compensation levels	3.0% - 6.5%	3.0% - 6.5%	3.0% - 6.5%
Expected long term
return on plan assets	7.75%	7.75%	8.0%

Additional minimum pension liabilities at December 31, 2007, 2006, and 2005, prior to the adoption of
SFAS 158 were $15.2 million, $32.6 million, and $38.8 million, respectively, for pension benefits where the excess of the ABO liability over the plan assets exceeded the accrued benefit cost. These liabilities were included, net of income tax effects of $5.3 million, $11.4 million, and $13.6 million, as a component of accumulated other comprehensive income in 2007, 2006, and 2005, respectively, prior to the adoption of
SFAS 158.

Effective January 1, 2007, the Company closed its postretirement benefit plans for agents and agency staff employees to new retirees. This change generated prior service benefits of $2.0 million and will be amortized over the remaining life expectancy of plan participants.

Included in the pension and other post-retirement benefit obligations liability as reported on the balance sheets are deferred compensation and employee disability liabilities of $34.1 million and $29.8 million as of
December 31, 2007 and 2006, respectively.

NLV FINANCIAL CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 8 – BENEFIT PLANS (continued)

The projected health care cost trend rate (“HCCTR”) in 2007 and 2006 for the pre-65 population was eliminated due to a plan amendment and for the post-65 population was 10%. This projected rate declines linearly to 5% in 2011 and remains level thereafter. Increasing the assumed HCCTR by one percentage point in each year would increase the accumulated postretirement benefit obligation (“APBO”) by about $2.8 million and increase the 2007 service cost component of net periodic postretirement benefit cost by about $0.2 million. Decreasing the assumed HCCTR by one percentage point in each year would reduce the APBO by about $2.4 million and the 2007 service cost component of net periodic postretirement benefit cost by about $0.1 million. The Company uses the straight-line method of amortization for prior service cost and unrecognized gains and losses.

The percentage distribution of the fair value of total plan assets held as of the measurement date is as follows:

Plan Asset Category	October 1, 2007	October 1, 2006

Bonds	38%	39%
Common stocks	61	58
Group annuity contract
and other	1	3

Total	100%	100%

Investments are selected pursuant to investment objectives, policy, and guidelines as approved by the
Chief Investment Officer of the Company and by the Committee on Finance of the Company’s Board of
Directors. The primary objective is to maximize long-term total return within the investment policy and guidelines. The Company’s investment policy for the plan assets is to achieve a target allocation of approximately 50%-75% stocks and 25%-50% bonds and other fixed income instruments when measured at fair value. Investments in the obligations of any one issuer, other than the United States of America government or its agencies, shall not exceed 5% of the total investment portfolio. Further, no more than
50% of the total investment portfolio shall be invested in any major industry group (for example, public utilities, industrial, mortgage-backed or asset-backed securities, etc.), and no more than 30% shall be invested in any sub-industry (for example, oil, gas, or steel).

The Company’s expected long-term rate of return of 7.75% is based upon an expected return on stock investments of 10%-11%, and a weighted expected return of 5%-6% on fixed income investments. These projections were based on the Company’s historical and projected experience and on long term projections by investment research organizations.

Projected benefit payments for defined benefit obligations, and for projected Medicare Part D reimbursements for each of the five years following December 31, 2007, and in aggregate for the five years thereafter is as follows (in thousands):

	Projected Pension	Projected Other	Projected Medicare
Year	Benefit Payments	Benefit Payments	Part D Reimbursements

2008	$16,918	$ 2,646	$ 235
2009	16,570	2,738	251
2010	16,625	2,797	267
2011	16,841	2,853	281
2012	17,740	2,884	300
2013-2017	94,467	14,685	1,706

NLV FINANCIAL CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 8 – BENEFIT PLANS (continued)

The pension benefit obligation and accumulated benefit obligation attributable to National Life employees hired after June 30, 2001 and other Company employees was $2.9 million, $2.2 million and $1.6 million at
December 31, 2007, 2006, and 2005, respectively. The crediting rates were 4.85%, 4.47% and 4.76% at
December 31, 2007, 2006, and 2005, respectively.

The Company’s general policy is to contribute the regulatory minimum required amount into its separately funded defined benefit pension plan. However, the Company may elect to make larger contributions subject to maximum contribution limitations. The Company’s expected minimum required 2008 contribution is approximately $1.8 million.

The Company provides employee thrift and 401(k) plans for its employees. For employees hired prior to
July 1, 2001, up to 3% of an employee's salary may be invested by the employee in a plan and matched by funds contributed by the Company subject to applicable maximum contribution guidelines. Employees hired prior to July 1, 2001, and below specified levels of compensation also receive a foundation contribution of 1.5% of compensation. Employees beginning service after June 30, 2001 will receive a
50% match on up to 6% of an employee’s salary, subject to applicable maximum contribution guidelines.
Additional employee voluntary contributions may be made to the plans subject to contribution guidelines.
Vesting and withdrawal privilege schedules are attached to the Company’s matching contributions.

The Company also provides a 401(k) plan for its regular full-time agents whereby accumulated funds may be invested by the agent in a group annuity contract with the Company or in mutual funds (several of which are sponsored by a subsidiary of SAMI). Total annual contributions can not exceed certain limits which vary based on total agent compensation. No company contributions are made to the plan.

The Company provides non-qualified defined contribution deferred compensation plans for certain employees and agents. These plans are not separately funded. Costs associated with these plans are included in operating expenses. Liabilities for these plans are included in pension and other post-retirement benefit obligations.

During the fourth quarter of 2005, the Company announced plans to restructure a significant number of general agencies. These restructurings included the termination or redeployment of several general agent participants in a non-contributory defined benefit plan. The effect of this curtailment was to reduce the projected benefit obligation at December 31, 2005 by $0.9 million with a corresponding reduction in unrecognized losses. There was no effect on 2005 net income.

NLV FINANCIAL CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 9 – DEBT

Debt consists of the following (in thousands):

	2007	2006

7.5% Senior Notes:	$199,662	$199,649
$200 million, maturing August 2033, interest payable semiannually on February 15 and August 15. The notes are unsecured and subordinated to any existing or future indebtedness of NLVF and its subsidiaries.

6.5% Senior Notes:	74,432	74,411
$75 million, maturing March 2035, interest payable semiannually on March 15 and
September 15. The notes are unsecured and subordinated to any existing or future indebtedness of NLVF and its subsidiaries.

Note Payable:	20,619	20,619
$20.6 million, callable at par on May 15, 2008, and maturing on May 15, 2033.
The note is unsecured and subordinate to all current and future obligations. The interest rate floats based on LIBOR and resets quarterly.

Total debt	$294,713	$294,679

Interest paid on the 7.5% senior notes was $15.0 million in 2007, 2006, and 2005. Interest paid on the
6.5% senior notes was $4.9 million in 2007 and 2006 and $2.4 in 2005 . Interest paid on the $20.6 million note payable was $1.8 million, $1.9 million, and $1.5 million in 2007, 2006, and 2005, respectively.
Interest paid or accrued on the real estate investment mortgage was $3.0 million in 2006 and $2.3 million in
2005 and is included as a component of net investment income.

The Company has two lines of credit available. A $25 million line of credit with State Street Bank, based on an adjustable rate equal to the prevailing federal funds rate plus 50 basis points. The outstanding balance was $0 as of December 31, 2007 and 2006. The Company also has a $20 million line of credit with
Banknorth Group, based on an adjustable rate equal to LIBOR plus 37.5 basis points. The outstanding balance on the Banknorth line of credit was $0 as of December 31, 2007 and 2006. Total interest on the combined lines of credit was approximately $90,000 in 2007 and less than $10,000 in 2006 and 2005.

NOTE 10 – COMMITMENTS AND CONTINGENCIES

Total outstanding mortgage loan funding commitments at December 31, 2007 and 2006, were $54.8 million and $32.3 million, respectively.

During 1997, several class action lawsuits were filed against the Company in various states related to the sale of life insurance policies during the 1980’s and 1990’s. The Company specifically denied any wrongdoing. The Company agreed to a settlement of these class action lawsuits in June 1998. This agreement was subsequently approved by the court in October 1998. The settlement provides class members with various policy enhancement options and new product purchase discounts. Class members could have pursued alternative dispute resolution according to predetermined guidelines. Qualifying members could also opt out of the class action and pursued litigation separately against the company.
Most of the alternative dispute resolution cases had been settled by December 31, 2000. Management believes that while the ultimate cost of this litigation (including those who opted out of the class action) is still uncertain, it is unlikely to have a material adverse effect on the Company’s financial position.

NLV FINANCIAL CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 10 – COMMITMENTS AND CONTINGENCIES (continued)

The Company currently leases rights to the use of certain data processing hardware and software from
Perot Systems Corporation, Plano, Texas. The following is a schedule of future minimum lease payments as of December 31, 2007 (in millions):

Operating
Year	Leases

2008	$ 4.6
2009	4.6
2010	4.6
2011	4.6
2012	4.5
Thereafter	1.9

Total minimum lease payments	$24.8

The Company has a multi year contract for information systems application and infrastructure services from
Keane, Inc., Boston, Massachusetts. The contract became effective on February 1, 2004. The Company’s remaining obligation under the contract as of December 31, 2007 (in millions):

Contract
Year	Obligation

2008	$14.1
2009	14.1
2010	1.2

Total contract obligation	$29.4

In the ordinary course of business, the nature of the Company’s business subjects it to claims, law suits, regulatory examinations, and other proceedings. The results of these matters cannot be predicted with certainty. There can be no assurance that these matters will not have a material adverse effect on the
Company’s results of operations in any future period and a material judgment could have a material adverse impact on the Company’s financial condition and results of operations. However, it is the opinion of management, after consultation with legal counsel that, based on information currently available, the ultimate outcome of these matters will not have a material adverse impact on the business, financial condition, or operating results of the Company.

NOTE 11 – NATIONAL LIFE CLOSED BLOCK

The Company established and began operating the Closed Block on January 1, 1999. The Closed Block
was established pursuant to regulatory requirements as part of the reorganization into a mutual holding company corporate structure. The Closed Block was established for the benefit of policyholders of participating policies inforce at December 31, 1998, and includes traditional dividend paying life insurance policies, certain participating term insurance policies, dividend paying flex premium annuities, and other related liabilities. The Closed Block’s primary purpose is to protect the policy dividend expectations related to these policies. The Closed Block is expected to remain in effect until all policies within the Closed Block are no longer inforce. Assets assigned to the Closed Block at January 1, 1999, together with projected future premiums and investment returns, are reasonably expected to be sufficient to pay out all future
Closed Block policy benefits, expenses, and taxes. Such benefits include dividends paid out under the current dividend scale, adjusted to reflect future changes in the underlying experience. The assets and liabilities allocated to the Closed Block are recorded in the Company’s financial statements on the same basis as other similar assets and liabilities. Based on current projections, Closed Block assets are sufficient to meet all future obligations. The Company remains contingently liable for all contractual benefits and expenses of the Closed Block.

NLV FINANCIAL CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 11 – NATIONAL LIFE CLOSED BLOCK (continued)

If actual cumulative Closed Block earnings are greater than expected cumulative earnings, only the expected earnings will be recognized in net income of the Company. Actual cumulative earnings in excess of expected earnings represent undistributed earnings attributable to Closed Block policyholders. These excess earnings are recorded as a policyholder dividend obligation (included in policyholders' dividend liability) to be paid to Closed Block policyholders unless offset by future results that are less than expected.
If actual cumulative performance is less favorable than expected, only actual earnings will be recognized in income. A policyholder dividend obligation for distribution of accumulated excess earnings of $18.3 million and $21.7 million was required at December 31, 2007 and 2006, respectively. Similarly, unrealized gains and losses on Closed Block investments may increase (decrease) a policyholder dividend obligation liability. Unrealized gains in the Closed Block generated a policyholder dividend obligation of $58.5 million and $56.6 million at December 31, 2007 and 2006, respectively. These gains and their related policyholder dividend obligation and income tax offsets are included in other comprehensive income. The total policyholder dividend obligation included in policyholders' dividends liability at December 31, 2007 and 2006 was $76.8 million and $78.3 million, respectively.

Summarized financial information for the Closed Block effects included in the consolidated financial statements as of December 31, 2007 and 2006, and for the three years ended December 31, 2007, is as follows (in thousands):

	2007	2006

Liabilities:
Policy liabilities and accruals	$3,811,175	$3,851,743
Securities lending payable	56,662	64,299
Other liabilities	681	3,485

Total liabilities	$3,868,518	$3,919,527

Assets:
Cash and cash equivalents	$ 8,457	$ 96,693
Securities lending invested collateral	50,253	26,943
Available-for-sale debt and equity securities	2,448,046	2,347,363
Available-for-sale debt securities on loan	55,579	63,031
Other invested assets	–	1,950
Mortgage loans	352,772	388,330
Policy loans	510,059	518,115
Accrued investment income	44,735	45,169
Premiums and fees receivable	11,279	12,267
Other assets	74,416	90,126

Total assets	$3,555,596	$3,589,987

Excess of reported closed block liabilities over closed block assets	$ 312,922	$ 329,540
Closed block accumulated other comprehensive gain represented above	–	–

Maximum future earnings to be recognized from closed block assets
and liabilities	$ 312,922	$ 329,540

NLV FINANCIAL CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 11 – NATIONAL LIFE CLOSED BLOCK (continued)

	2007	2006	2005

Revenues:
Premiums and other income	$210,757	$222,437	$240,103
Net investment income	209,423	211,095	210,827
Net investment loss	(347)	(429)	(1,237)

Total revenues	419,833	433,103	449,693

Benefits and Expenses:
Increase (decrease) in policy liabilities	(32,564)	8,032	8,916
Policy benefits	297,005	252,366	271,965
Policyholders' dividends	109,037	120,924	115,773
Interest credited to policyholder account liabilities	10,403	12,130	9,095
Operating expenses	8,067	8,606	9,585
Commission expenses	2,320	3,045	3,337

Total benefits and expenses	394,268	405,103	418,671

Pre-tax results of operations	25,565	28,000	31,022

Income taxes	8,947	9,800	10,858

Closed block results of operations	16,618	18,200	20,164

Other comprehensive income:
Unrealized loss	–	–	–

Total closed block comprehensive income	$ 16,618	$ 18,200	$ 20,164

Excess of reported closed block liabilities over closed
block assets:
Beginning of year	$329,540	$347,740	$367,904
Closed block comprehensive income	16,618	18,200	20,164

End of year	$312,922	$329,540	$347,740

Amortized cost of bonds held by the Closed Block at December 31, 2007 and 2006 were $2,435.1 million and $2,328.9 million, respectively.

Participating insurance in force within the Closed Block was $9.1 billion and $9.8 billion at December 31,
2007 and 2006, respectively.

Many expenses related to Closed Block policies and operations, including amortization of policy acquisition costs, are charged to operations outside the Closed Block; accordingly, the contribution from the Closed
Block presented above does not represent the actual profitability of the Closed Block operations. Operating costs and expenses outside the Closed Block are therefore disproportionate to the actual business outside the Closed Block.

NLV FINANCIAL CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 12 – CORPORATE STRUCTURE

On January 1, 1999, National Life converted from a mutual to a stock insurance company as part of a reorganization into a mutual holding company corporate structure.

Prior to the conversion, policyowners held policy contractual and membership rights from National Life. The contractual rights, as defined in the various insurance and annuity policies, remained with National Life after the conversion. Membership interests held by policyowners of National Life at December 31, 1998, were converted to membership interests in NLHC, a mutual insurance holding company created for this purpose.
NLHC currently owns all the outstanding common stock class B shares of NLVF, a stock holding company created for this purpose, which in turn currently owns all the outstanding shares of National Life. NLHC’s ownership of NLVF’s stock consists of 100 shares with par value of $0.01 per share. NLHC holds all of the
NLVF stock currently outstanding. NLVF has a total of 1,001 shares authorized. NLHC currently has no assets, liabilities or operations other than that related to its ownership of NLVF's outstanding stock. NLVF has assets and operations primarily related to issuance of $275 million in senior notes and $21 million in debt related to trust preferred securities issued through a trust vehicle. See Note 8 for more information.
Under the terms of the reorganization, NLHC must always hold a majority of the voting shares of NLVF.

This reorganization was approved by policyowners of National Life and was completed with the approval of the Commissioner of the Vermont Department of Banking, Insurance, Securities, and Health Care
Administration (the “Commissioner”).

Under the provisions of the reorganization, National Life issued 2.5 million common stock $1 par shares to its parent, NLVF, as a transfer from retained earnings. There were no dividends paid or declared in 2004 by
National Life, NLVF, or NLHC. In 2005, National Life dividended its ownership interests in SAMI and another subsidiary to NLVF. There have been no distributions to members of NLHC. Dividends declared by
National Life in excess of the lesser of ten percent of statutory surplus or statutory net gain from operations require pre-approval by the Commissioner. Statutory surplus was $826.6 million and $708.0 million at
December 31, 2007 and 2006, respectively. Statutory net income was $64.9 million and $79.7 million in
2007 and 2006, respectively.

The New York Insurance Department recognizes only statutory accounting practices for determining and reporting the financial condition and results of operations of an insurance company and for determining solvency under the New York Insurance Law. No consideration is given by the New York Insurance
Department to financial statements prepared in accordance with GAAP in making such determinations.

NOTE 13 – PRESENT VALUE OF FUTURE PROFITS OF INSURANCE ACQUIRED

Interest accrued on present value of future profits of insurance acquired (“PVFP”) was $2.8 million, $3.1 million, and $3.5 million for the years ended December 31, 2007, 2006, and 2005, respectively. The
Company holds PVFP attributable to two purchased blocks of insurance, the first attributed to an indirect purchase of a two-thirds ownership interest in LSW in February 1996, the second attributed to the indirect purchase of the remaining third ownership interest in July 1999. The first block accrues interest at 5.99%;
the second accrues interest at 5.61% . Amortization of PVFP was $6.2 million, $8.2 million, and $8.8 million for the years ended December 31, 2007, 2006, and 2005, respectively.

NLV FINANCIAL CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 13 – PRESENT VALUE OF FUTURE PROFITS OF INSURANCE ACQUIRED
(continued)

Projected amortization of PVFP during the next five years is as follows (in thousands):

Projected
Year	Amortization

2008	$6,400
2009	6,300
2010	5,500
2011	4,700
2012	4,000

Amortization is adjusted retrospectively for actual experience and when estimates of future profits are revised.

NOTE 14 – PARTICIPATING LIFE INSURANCE

Participating life insurance inforce was 51.5% and 55.1% of the face value of total insurance inforce at
December 31, 2007 and 2006, respectively. The premiums on participating life insurance policies were
48.2%, 53.0%, and 54.2% of total individual life insurance premiums in 2007, 2006, and 2005, respectively.

NOTE 15 – SALE OF AG&T

On September 29, 2006, the Company sold its 95.73% interest in its consolidated subsidiary, AG&T. Prior to the sale, AG&T paid a dividend of $2.8 million to its shareholders. The portion received by the Company was eliminated upon consolidation. The Company recognized a realized gain of $8.1 million on the sale of its interest in AG&T. The results of operations of AG&T in all years presented are immaterial to the operations of the Company.

NOTE 16 – PENDING TRANSACTION

On November 13, 2007, the Company announced that SAMI had reached an agreement with Citizens
Advisers, Inc. for the reorganization of eight Citizens Funds, representing assets under management of approximately $800 million, into the Sentinel Funds. The reorganization is expected to occur in the first quarter of 2008, pending approval of the Citizens Funds shareholders and other contingencies. The cost of the transaction is expected to be capitalized by the Company as a combination of goodwill and other intangible assets.

Part C: OTHER INFORMATION

Item 26. Exhibits
(a)	Resolutions of the Board of Directors of National Life Insurance Company (“Depositor”) authorizing establishment of National Variable Life Insurance Account (“Registrant”) (1)
(b)	Not applicable
(c)	(1)	Distribution Agreement between National Life Insurance Company and Equity
Services, Inc
	(2)	Form of Selling Agreement (7)
(d)	Forms:
		(1)	Form of Specimen Investor Select Policy Form- Unisex Policy
		(2)	Form of Specimen Investor Select Policy Form-sex distinct
		(3)	Waiver of Monthly Deductions Rider (1)
		(4)	Accidental Death Benefit Rider (1)
		(5)	Guaranteed Insurability Option Rider (1)
		(6)	Form of Accelerated Care Rider (11)
		(7)	Form of Chronic Care Protection Rider (11)
		(8)	Form of Accelerated Benefit Rider Terminal Illness (11)
		(9)	Form of Accelerated Benefit Rider Covered Chronic Illness (11)
		(10)	Overloan Protection Rider (8)
		(11)	Form of Balance Sheet Benefit Rider (11)
		(12)	Form of Children’s Term Rider (11)
		(13)	Form of Other Insured Rider (sex distinct) (11)
		(14)	Form of Other Insured Rider (unisex) (11)
		(15)	Form of Qualified Plan Exchange Privilege Rider (11)
		(16)	Form of Waiver of Specified Premium Rider (sex distinct) (11)
		(17)	Form of Waiver of Specified Premium Rider (unisex) (11)
(e)	Applications:
		(1)	Form of Investor Select Application Form- Unisex Policy (11)
		(2)	Form of Investor Select Application Form- Sex Distinct Policy (11)
(f)	Corporate documents:
		(1)	National Life Insurance Company’s Charter documents (7)
		(2)	National Life Insurance Company’s By-laws (7)
(g)	Reinsurance agreements- None applicable
(h)	Participation Agreements:
	(1)	Participation Agreement - Alger American Fund, National Life Insurance Company and
Fred Alger and Company
	(2)	Shareholder Service Agreement between National Life Insurance Company and American
Century Investment Management, Inc.
		(a)	Amendment to Shareholder Services Agreement
	(3)	Participation Agreement between National Life Insurance Company and Neuberger &
Berman Advisers Managers Trust
		(a)	Amendment to Participation Agreement
		(b)	Amendment to Participation Agreement dated June 2, 2008 (12)
	(6)	Participation Agreement between Sentinel Variable Products Trust, National Life Insurance
Company and Equity Services, Inc. (6)
	(7)	Amended and Restated Participation Agreement among Variable Insurance Products Funds,
Fidelity Distributors Corporation and National Life Insurance Company
	(8)	Participation Agreement - National Life Insurance Company, Franklin Templeton Variable
Insurance Products Trust and Franklin Templeton Distributors, Inc. (4)
(b) Amendment to the Agreement between National Life Insurance Company, Franklin Templeton
Variable Insurance Products Trust and Franklin Templeton Distributors, Inc. (12)
	(9)	Participation Agreement among T. Rowe Price Equity Services, Inc., T. Rowe Price
Investment Services, Inc. and National Life Insurance Company
(b) Amendment to the Participation Agreement among T. Rowe Price Equity Services, Inc., T. Rowe
Price Investment Services, Inc. and National Life Insurance Company dated 9/24/08 (12)

	(10)	Participation Agreement - National Life Insurance Company, Scudder Variable Series II,
Scudder Distributors, Inc. and Deutsche Investment Management Americas, Inc.
(a) Supplemental Agreement to the Participation Agreement entered into March 12, 2007 (9)
	(11)	Participation agreement among National Life Insurance Company, Equity Services , Inc. and
AllianceBernstein L.P and AllianceBernstein Investments, Inc. dated as of September 2, 2008 (12)
	(12)	Participation Agreement among National Life Insurance Company and Oppenheimer dated
November 11, 2008. (12)
	(13)	Participation Agreement among Van Eck Worldwide Insurance Trust, Van Eck Securities
Corporation, Van Eck Associates Corporation and National Life Insurance Company dated
December 1, 2008. (12)
(i)	(1)	Administrative Services Agreement among National Life Insurance Co. and AIM Advisors, INC.
dated April 30, 2004 (10)
	(2)	Service Agreement among National Life Insurance Co. and Fred Alger Management, Inc. as
amended through June 1, 1997 (10)
	(3)	Shareholder Services Agreement as amended through May 19, 2004 among National Life Insurance
Co. and American Century Investment Management (10)
	(5)	Administrative Services Agreement as amended through November 8, 2000 among National Life
Insurance Co. and Dreyfus Corporation (10)
	(6)	Service Agreement among National Life Insurance Co. and Fidelity Investments Institutional
Operations Company, Inc. dated April 1, 2000 (10)
	(7)	Sub- License Agreement among National Life Insurance Co. and Fidelity Distributors Corp.
effective April 30, 2004 (10)
	(8)	(a) Administrative Services Agreement among Franklin Templeton Services, LLC and National Life
Insurance Co. dated May 1, 2004 (10)
(b) Amendment to the Administrative Services Agreement (12)
	(9)	Services Distribution Agreement as supplemented through May 1, 2004 among National Life
Insurance Co. and T. Rowe Price Investment Services, Inc. (10)
	(10)	(a)Service Agreement as amended through October 1, 2001 among National Life Insurance Co. and
Neuberger Berman Management Inc. (10)
(b) Amendment to Service Agreement dated May 23, 2008 among National Life Insurance Co. and
Neuberger Berman Management Inc.
	(13)	Service Agreement among Van Eck Worldwide Insurance Trust, Van Eck Securities Corporation,
Van Eck Associates Corporation And National Life Insurance Company dated December 1, 2008.
(12)
(j)
	(1)	Rule 22c-2 Agreement- National Life Insurance Company and Fred Alger & Company entered into
April 16, 2007 (9)
	(2)	Rule 22c-2 Agreement among American Century Investment Services, Inc. and National Life
Insurance Company entered into October 16, 2006 (9)
	(3)	Rule 22c-2 Agreement among Fidelity Distributors Corporation and National Life Insurance
Company effective October 16, 2007 (9)
	(4)	Rule 22c-2 Agreement among Franklin Templeton Variable Insurance Products Trust and National
Life Insurance Company entered into April 16, 2007 (9)
	(5)	Rule 22c-2 Agreement among Neuberger Berman Family of Funds and National Life Insurance
Company entered into October 1, 2006 (9)
	(6)	Rule 22c-2 Agreement among T. Rowe Price Services, Inc. and National Life Insurance Company
entered into April 16, 2007 (9)
	(7)	Rule 22c-2 Agreement among Van Eck Worldwide Insurance Trust, Van Eck Securities
Corporation, Van Eck Associates Corporation And National Life Insurance Company dated
December 1, 2008. (12)

(k)	Opinion and Consent of Counsel
(l)	Actuarial Opinion and Consent
(m)	Calculation
(n)	(1)	Consent of PricewaterhouseCoopers LLP, Auditors
	(2)	Consent of Sutherland Asbill & Brennan LLP
(o)	Not applicable
(p)	Not applicable
(q)	Redeemability exemption: Memorandum describing issuance, transfer and redemption procedures

(r)	(1) Powers of Attorney for David Coates, Deborah Ellinger, Bruce Lisman, V. Louise McCarren and Roger
B. Porter (11)
(2) Power of Attorney for E. Miles Prentice
(s)	Pledge And Security Agreement, dated as of January 1, 1999 made By NLV Financial Corporation And
National Life Insurance Company.
(t)	Keep Well Agreement, dated as of January 1, 1999 made By NLV Financial Corporation And National Life
Insurance Company.

(1)	Incorporated herein by reference to Pre-Effective Amendment No. 2 to Form S-6 Registration Statement for
National Variable Life Insurance Account (Sentinel Benefit Provider - File No. 333-67003) filed on February
11, 1999.
(2)	Incorporated herein by reference to Post-Effective Amendment No. 1 to Form S-6 Registration Statement for
National Variable Life Insurance Account (VariTrak - File No. 33-91938) filed March 12, 1996.
(3)	Incorporated herein by reference to Post-Effective Amendment No. 2 to Form S-6 Registration Statement for
National Variable Life Insurance Account (VariTrak - File No. 33-91938) filed April 30, 1997.
(4)	Incorporated herein by reference to Post-Effective Amendment No. 15 to Form N-6 Registration Statement
for National Variable Life Insurance Account (VariTrak - File No. 33-91938) filed April 30, 2004.
(5)	Incorporated hereby by reference to Pre-Effective Amendment No. 1 to the Form S-6 Registration Statement
(File No. 333-44723) for National Variable Life Insurance Account (Sent. Estate. Provider), filed April 16,
1998.
(6)	Incorporated herein by reference to Post Effective Amendment No. 12 to the Form N-6 Registration
Statement (File No. 33-91938) for National Variable Life Insurance Account (VariTrak) filed February 28,
2003.
(7)	Incorporated herein by reference to Post-Effective Amendment No. 18 to Form N-6 Registration Statement
for National Variable Life Insurance Account (VariTrak- File No. 33-91938) filed May 1, 2006.
(8)	Incorporated herein by reference to the Post-Effective Amendment No. 19 to the Form N-6 Registration
Statement for National Variable Life Insurance Account (Varitrak- File No. 33-91938) filed August 28, 2006.
(9)	Incorporated herein by reference to Post-Effective Amendment No. 20 to Form N-6 Registration Statement
for National Variable Life Insurance Account (VariTrak- File No. 33-91938) filed May 1, 2007.
(10)	Incorporated herein by reference to Post- Effective Amendment No. 14 to the Form N-6 Registration
Statement for National Variable Life Insurance Account (Sentinel Estate Provider File No. 333-44723) filed
June 25, 2007.
(11)	Incorporated herein by reference to the Form N-6 Registration Statement for National Variable Life Insurance
Account (Investor Select File No. 333-51535) filed June 9, 2008.
(12)	Incorporated herein by reference to Post-Effective Amendment No. 23 to Form N-6 Registration Statement
for National Variable Life Insurance Account (VariTrak- File No. 33-91938) filed December 1, 2008.

Item 27. Directors and Officers of the Depositor

Name and Principal Business Address*	Positions and Offices with Depositor
Thomas H. MacLeay	Chair (Director), President & CEO

David Coates	Director
47 Coates Island
Colchester, VT 05446

Deborah G. Ellinger	Director
Wellness/Old Mother Hubbard
200 Ames Pond Drive
Tewksbury, MA 01876-1274

Bruce Lisman	Director
Bear Stearns Companies
383 Madison Avenue, 5th Floor
New York, NY 10179

V. Louise McCarren	Director

5736 East Immigration Canyon
Salt Lake City, UT 84108

Roger B. Porter	Director
Center for Business & Government
Kennedy School of Government
Harvard University
79 John F. Kennedy St.
Cambridge, MA 02138

E. Miles Prentice	Director
Eaton & Van Winkle
3 Park Ave., 16th Floor
New York, NY 10016

Harris H. Simmons Zions Bank One South Main Street 2nd Floor Salt Lake City, Utah 84111	Director

Mehran Assadi	Executive Vice President
Michele S. Gatto	Executive Vice President - Corporate Services & General Counsel
Edward J. Parry, III	Chief Financial Officer
Christian W. Thwaites	Executive Vice President
Thomas H. Brownell	Senior Vice President & Chief Investment Officer
Gregory H. Doremus	Senior Vice President - New Business & Customer Services
Wade H. Mayo	Senior Vice President
Ruth B. Smith	Senior Vice President – Registered Product & Life Event Distribution
James K. McQueston	Secretary of the Corporation & Assistant General Counsel
Shawn W. Bryan	Vice President – Corporate Services Operations
Robert S. Burke	Assistant General Counsel
Robert E. Cotton	Vice President & Treasurer
Ann T. Dehner	Vice President - Marketing Operations
Matthew L. DeSantos	Vice President – Marketing & Business Development
Alfred J. Foice, Jr.	Vice President - Audit
Daniel George	Vice President and Corporate Controller
Christopher L Graff	Vice President - Communications
Richard A. Horchler	Vice President – Career System
Joyce B. LaRosa	Vice President – Finance, Independent Distribution
Bennett E. Law	Vice President - Policy Forms and General Services
Carl J. Lutz	Vice President
Elizabeth H. MacGowan	Vice President – Product Development
Donald Messier	Vice President - Finance & Strategy, NL Financial Alliance
D. Russell Morgan	Chief Compliance Officer - Separate Accounts
Gail A. Prescott	Vice President - Contract Services
Louis D. Puglisi	Vice President - LEA Distribution
Craig A. Smith	Vice President & Chief Actuary
Alfred J. Warburton	Vice President - Corporate Tax
Peter M. Weinbaum	Marketing Development Vice President
Gregory D. Woodworth	Vice President and Deputy General Counsel
Robert J. Riggen	Chief Medical Officer
Carolyn P. Kittredge	Assistant Tax Officer
Barbara B. Fitch	Compliance Officer
Rhonda J. Miller	Assistant Secretary
Kelly Fournier	Assistant Secretary
Janet S. Astore	Tax Officer
Jeffrey M. Kemp	Tax Officer
*Unless otherwise indicated, the principal business address is National Life Drive, Montpelier, VT 05604.

Item 28. Persons Controlled by or Under Common Control with the Depositor or Registrant.

A list of all persons directly or indirectly controlled by or under common control with National Life Insurance
Company (“National Life”) is set forth below. All of the stock of National Life is owned by NLV Financial
Corporation, a Delaware corporation. All of the stock of NLV Financial Corporation is owned by National Life
Holding Company, a mutual insurance holding company organized under Vermont law.

National Life owns 100% of Life Insurance Company of the Southwest, a Texas corporation.

NLV Financial Corporation owns 100% of National Retirement Plan Advisors, a Vermont corporation, NL Group
Statutory Trust I, a Connecticut trust; Equity Services, Inc., a Vermont corporation, and Sentinel Asset Management,
Inc. (“SAMI”), a Vermont corporation.

SAMI owns 100% of Sentinel Administrative Services, Inc., a Vermont corporation, and Sentinel Financial Services,
Inc., a Delaware corporation.

SAMI and Sentinel Financial Services, Inc. are partners of Sentinel Financial Services Company, a Vermont general partnership.

Equity Services, Inc. owns 100% of Equity Services of Colorado, LLC, a Colorado LLC, and Equity Services of
Nevada, Inc., a Nevada corporation.

Item 29. Indemnification

The By-Laws of Depositor provide, in part in Article VI, as follows:

7.1 Indemnification.

(a) The Corporation shall indemnify and hold harmless any officer, director, employee or agent of the
Corporation to the fullest extent permitted under Title 11A, Chapter 8, Subchapter 5 of the Vermont Statutes
Annotated, as the same may be amended from time to time. Any repeal or modification of this Section 7.1 or of Title
11A, Chapter 8, Subchapter 5 of the Vermont Statutes Annotated shall not adversely affect any right of indemnification of any officer, director or employee of the Corporation existing at any time prior to such repeal or modification. Provided, however, that the Corporation shall not be required to indemnify a person in connection with a proceeding initiated by such person, including a counterclaim or crossclaim, unless the proceeding was authorized by the Board of Directors.

(b) The Corporation may pay or reimburse the reasonable expenses incurred in defending any proceeding in advance of its final disposition if the Corporation has received in advance an undertaking by the person receiving such payment or reimbursement to repay all amounts advanced if it should be ultimately determined that he or she is not entitled to be indemnified under this article or otherwise. The Corporation may require security for any such undertaking.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the
Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any such action, suit or proceeding)
is asserted by such director, officer, or controlling person in connection with the securities being registered, the
Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

In addition, the Registrant purchases liability coverage for the Directors and Officers of the Depositor listed in Item 27 above. This coverage is consistent with industry standards. The cost of the coverage is borne entirely by the Registrant.

Item 30. Principal Underwriter

(a) Equity Services, Inc. (ESI) is also the principal underwriter for National Variable Annuity Account II.

(b) The following information is furnished with respect to the officers and directors of ESI:

Name and Principal Business Address*	Positions and Offices with ESI	Positions and Offices with
Depositor

Lance Reihl	President & Chief Executive Officer	None

Stephen A. Englese	Senior Vice President	None

Gregory D. Teese	Vice President - Compliance & Chief	None
Compliance Officer

Isabelle Keiser	Vice President	None

James Canavan	Assistant Vice President	None

Donald Messier	Vice President-Finance	Vice President - Finance & Strategy,
NL Financial Alliance

Robert E. Cotton	Treasurer	Vice President & Treasurer

Ian A. McKenny	Counsel, Broker-Dealer Services	Counsel

James K. McQueston	Secretary	Assistant General Counsel &
Secretary

Rhonda J. Miller	Assistant Secretary	Manager of Legal Administrative
Services & Assistant Secretary

Kelly Fournier	Assistant Secretary	Executive Assistant & Assistant
Secretary

Thomas H. MacLeay	Director	Chair (Director), President & Chief
Executive Officer

Janet S. Astore	Tax Officer	Tax Officer

Jeffrey M. Kemp	Tax Officer	Tax Officer

Alfred J. Warburton	Tax Officer	Vice President - Corporate Tax

*Unless otherwise indicated, principal business address is One National Life Drive, Montpelier, Vermont 05604.

(c) Commission and other compensation received, directly or indirectly from the Registrant during
Registrant’s last fiscal year by each principal underwriter:

Name of	Net Underwriting	Compensation on	Brokerage	Other Compensation
Principal	Discounts and	Redemption	Commissions
Underwriter	Commissions

Equity Services, Inc.	$4,479,404	-0-	$4,479,404	-0-

* The compensation represents commissions paid to ESI for sales of other variable life insurance policies supported by the Separate Account.

Item 31. Location of Accounts and Records.

All accounts and records required to be maintained by Section 31(a) of the Investment Company Act of 1940 and the
rules thereunder are maintained by National Life Insurance Company at One National Life Drive, Montpelier,
Vermont 05604.

Item 32. Management Services

All management contracts are discussed in Part A or Part B.

Item 33. Fee Representation

National Life Insurance Company hereby represents that the fees and charges deducted under the variable life insurance policies described in the prospectus contained in this registration statement, in the aggregate are reasonable in relationship to the services to be rendered, the expenses expected to be incurred, and the risks assumed by National
Life Insurance Company.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the
Registrant, National Variable Life Insurance Account, has duly caused pre-effective No. 1 to this registration statement to be signed on its behalf by the undersigned, duly authorized, in the City of Montpelier and the State of Vermont, as

of the 23 rd day of December , 2008.

NATIONAL VARIABLE LIFE
INSURANCE ACCOUNT (Registrant)

By: NATIONAL LIFE INSURANCE COMPANY

Attest: /s/ James K. McQueston	By: /s/ Thomas H. MacLeay

James K. McQueston	Thomas H. MacLeay
Secretary	Chair, President and
Chief Executive Officer

NATIONAL LIFE INSURANCE COMPANY (Depositor)

Attest: /s/ James K. McQueston	By: /s/ Thomas H. MacLeay
James K. McQueston	Thomas H. MacLeay
Secretary	Chair, President and
Chief Executive Officer

Pursuant to the requirements of the Securities Act, pre-effective amendment no. 1 to this registration statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Thomas H. MacLeay	Chair(Director), President, Chief	December 23, 2008
Thomas H. MacLeay	Executive Officer
(Principle Executive Officer)
/s/Edward J. Parry	Chief Financial Officer	December 23, 2008
Edward J. Parry	(Principle Financial &
Accounting Officer)
Bruce Lisman*	Director	December 23, 2008
Harris H. Simmons*	Director	December 23, 2008
E. Miles Prentice, III**	Director	December 23, 2008
David R. Coates*	Director	December 23, 2008
V. Louise McCarren*	Director	December 23, 2008
Deborah Ellinger*	Director	December 23, 2008
Roger B. Porter*	Director	December 23, 2008

*Thomas H. MacLeay signs this document pursuant to the power of attorney filed with the Initial Registration
Statement on form N-6 filed June 9, 2008 (Investor Select File No. 333-51535).

**Thomas H. MacLeay signs this document pursuant to the power of attorney filed with this Pre-Effective
Registration Statement No. 1 for National Variable Life Insurance Account (Investor Select File No. 333-51535).

/s/ Thomas H. MacLeay
Thomas H. MacLeay

Exhibit Index

(c)	(1) Distribution Agreement between National Life Insurance Company and Equity Services, Inc.
(h)	(1)Participation Agreement - Alger American Fund, National Life Insurance Company and Fred Alger and Company
(h)	(2) Shareholder Service Agreement between National Life Insurance Company and American Century Investment Management, Inc.
(h)	(2)(a) Amendment to Shareholder Services Agreement
(h)	(3) Participation Agreement between National Life Insurance Company and Neuberger & Berman Advisers Managers Trust
(h)	(3)(a) Amendment to Participation Agreement
(h)	(7)Amended and Restated Participation Agreement among Variable Insurance Products Funds, Fidelity Distributors Corporation and National Life Insurance Company
(h)	(8)Participation Agreement - National Life Insurance Company, Franklin Templeton Variable Insurance Products Trust and Franklin Templeton Distributors, Inc
(h)	(9)Participation Agreement among T. Rowe Price Equity Services, Inc., T. Rowe Price Investment Services, Inc. and National Life Insurance Company
(h)	(10)Participation Agreement - National Life Insurance Company, Scudder Variable Series II, Scudder Distributors, Inc. and Deutsche Investment Management Americas, Inc.
(i)	(10) (b) Amendment to Service Agreement dated May 23, 2008 among National Life Insurance Co. and
Neuberger Berman Management Inc.
(k)	Opinion and Consent of Counsel
(l)	Actuarial Opinion and Consent
(n)	(1) Consent of PricewaterhouseCoopers LLP, Auditors
(2) Consent of Sutherland Asbill & Brennan LLP
(q)	Redeemibility Exemption
(r)	(2) Power of Attorney for E. Miles Prentice
(s)	Pledge And Security Agreement, dated as of January 1, 1999 made By NLV Financial Corporation And
National Life Insurance Company.
(t)	Keep Well Agreement, dated as of January 1, 1999 made By NLV Financial Corporation And National Life
Insurance Company.